THIS RESTRUCTURING SUPPORT AGREEMENT AND THE DOCUMENTS ATTACHED HERETO COLLECTIVELY DESCRIBE A PROPOSED RESTRUCTURING OF THE COMPANIES THAT WILL BE EFFECTUATED THROUGH FILING CHAPTER 11 CASES IN THE BANKRUPTCY COURT.

THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE. NOTHING CONTAINED IN THIS RESTRUCTURING SUPPORT AGREEMENT SHALL BE AN ADMISSION OF FACT OR LIABILITY OR, UNTIL THE OCCURRENCE OF THE AGREEMENT EFFECTIVE DATE ON THE TERMS DESCRIBED HEREIN, DEEMED BINDING ON ANY OF THE PARTIES HERETO.

THIS RESTRUCTURING SUPPORT AGREEMENT DOES NOT PURPORT TO SUMMARIZE ALL OF THE TERMS, CONDITIONS, REPRESENTATIONS, WARRANTIES, AND OTHER PROVISIONS WITH RESPECT TO THE TRANSACTIONS DESCRIBED HEREIN, WHICH TRANSACTIONS WILL BE SUBJECT TO THE COMPLETION OF DEFINITIVE DOCUMENTS INCORPORATING THE TERMS SET FORTH HEREIN AND THE CLOSING OF ANY TRANSACTION SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH DEFINITIVE DOCUMENTS AND THE APPROVAL RIGHTS OF THE PARTIES SET FORTH HEREIN AND IN SUCH DEFINITIVE DOCUMENTS.

RESTRUCTURING SUPPORT AGREEMENT

This RESTRUCTURING SUPPORT AGREEMENT (including all exhibits and schedules attached hereto and in accordance with **Section 3**, this "*Agreement*") is made and entered into as of August 4, 2023, by and among the following parties: (a) Novation Companies, Inc., a Maryland corporation ("*Novation*" or "*NCI*"); Novation Holding, Inc., a Delaware corporation ("*NHI*"); Healthcare Staffing, Inc., a Georgia corporation ("*HCS*"); and NovaStar Mortgage LLC, a Virginia limited liability company ("*NSM*" and together with NCI, NHI, and HCS, each a "*Company*" and collectively the "*Companies*"); (b) Nighthawks Holdings I, LLC (together with any of its successors or assigns, or any designee thereof, "*Lead Plan Sponsor*"); HOMF II Distressed Opportunities, Ltd. (together with any of its successors or assigns, or any designee thereof, "*Minority Participant*" and together with the Lead Plan Sponsor (including for the avoidance of doubt their respective successors, assigns and designees, the "*Plan Sponsors*"); (c) the undersigned beneficial holders of, or investment advisors, sub-advisors, or managers of discretionary accounts that are beneficial holders (the "*Consenting Noteholders*") of Amended and Restated Senior Secured Promissory Notes (the "*2017 Notes*") issued by Novation (each of the foregoing, a "*Party*" and, collectively, the "*Parties*").

RECITALS

WHEREAS, the Companies, Plan Sponsors and the Consenting Noteholders have in good faith and at arm's length negotiated certain restructuring and recapitalization transactions with respect to the Companies' capital structure, including the Companies' respective obligations under that certain *Senior Secured Note Purchase Agreement* dated as of July 27, 2017 (as amended, restated, and supplemented from time to time in accordance with its terms, the "*Note Purchase Agreement*") among (a) Novation as Issuer, (b) NHI and HCS, as Guarantors, (c) Taberna Preferred Funding I, Ltd., Taberna Preferred Funding II, Ltd. and Kodiak CDO I, Ltd. (together, the "*Existing Lenders*"), as noteholders, and (d) Wilmington Savings Fund Society, FSB as Collateral Agent (the "*Collateral Agent*").

WHEREAS, the Companies intend to commence voluntary reorganization cases (the "*Chapter 11 Cases*") under chapter 11 of the Bankruptcy Code in the Bankruptcy Court to effect certain restructuring transactions (the "*Restructuring Transactions*") through a prepackaged chapter 11 plan of reorganization (as may be amended, modified, or supplemented from time to time in accordance with the terms of this Agreement, the "*Plan*") in substantially the form annexed hereto as **Exhibit A**.[1]

WHEREAS, the Restructuring Transactions are summarized below, subject in each instance in all respects to the terms and conditions set forth below and in the Definitive Documents (defined below):

(i) the Plan Sponsors will make (or have made) available to the Companies the Funding Amount (defined below) consistent with and to the extent required by the Budget;

(ii) upon the filing of the Chapter 11 Cases, the Plan Sponsors will make available to the Companies the DIP Facility on terms and conditions set forth in the DIP Facility Documents for funding pursuant to the Budget;

(iii) on the Plan Effective Date:

(a) the Plan Sponsors will pay the Initial Preferred Stock Consideration in exchange for the Plan Sponsor Preferred Stock;

(b) the Existing Lenders will receive the Noteholder Preferred Stock and, subject to the terms and conditions in the Plan and the Definitive Documentation, the proceeds of the Preferred Stock Consideration in satisfaction of their Claims, including any proceeds of the Initial Preferred Stock Consideration that remain after the funding of the Exit Funding and proceeds of the Subsequent Preferred Stock Consideration that remain after any reduction for the Plan Sponsor's payment of any Excess Claim Amount;

(c) the New Common Stock of Reorganized Novation will be issued 47.5% to the Plan Sponsors and 52.5% to the Existing Lenders, so long as each of the

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[1] Capitalized terms used but not otherwise defined herein shall the meanings ascribed to such terms in the Plan.

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Existing Lenders is 26 U.S.C. § 382(l)(5) eligible and provides representations to the Plan Sponsors to that effect;

(d) Reorganized Novation and the Plan Sponsors will enter into a Management Contract for the Plan Sponsors to provide management services and business advisory services to Reorganized Novation in exchange for the Warrants,

(e) pursuant to the Amended Certificate and Bylaws, Novation will be reorganized under Delaware law and will no longer be subject to Securities and Exchange Commission reporting requirements,

(f) all Allowed Other Secured Claims, Allowed Priority Non-Tax Claims, Allowed Priority Tax Claims, and Allowed Administrative Claims (including Allowed Fee Claims to the extent not already satisfied from amounts held in the Professional Fee Escrow Account and United States Trustee Fee Claims) shall be paid in full or otherwise rendered unimpaired either from the proceeds of the DIP Facility or from the Preferred Stock Consideration (or from any Additional Plan Payment Amount the Plan Sponsors elect to advance);

(h) the Plan Sponsors will extend the Term Loan pursuant to the terms of the Term Loan Agreement, which will, among other things, refinance the DIP Obligations;

(i) the Plan Sponsors will assume the obligation to pay all Allowed General Unsecured Claims against the Companies and the amounts funded by the Plan Sponsors to pay such Allowed General Unsecured Claims shall be added to the Term Loan Amount;

(j) the Reorganized Debtors will pay to the Plan Sponsors or as may be designated by the Plan Sponsors, the Administration Fee (and will continue to pay the Administration Fee annually thereafter until the maturity date of the Term Loan) subject to the other terms of the Plan; *provided* that at the election of the Lead Plan Sponsor, the Reorganized Debtors may defer payment of some or all of the Administration Fee with such deferred amount to accrue interest through the date of payment of such deferred amounts at a rate per annum equal to SOFR plus 6%. The Administration Fee may be accrued at the sole discretion of the Lead Plan Sponsor and shall be payable as directed by the Lead Plan Sponsor;

(k) the Reorganized Debtors will enter into the Management Incentive Plan, which shall provide for the Reorganized Debtors to issue options for not more than 15% of the New Common Stock to employees and officers of Reorganized Novation that are designated and approved as participants in the Management Incentive Plan; and

(l) Reorganized Novation may adopt the Tax Preservation Rights Plan; and

(iv) the Plan Sponsors will pay the Subsequent Preferred Stock Consideration subject to and in accordance with the terms of the Plan.

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WHEREAS, in a good faith effort to assist the Companies in preparing for the Restructuring Transactions and the Chapter 11 Cases, the Plan Sponsors have funded (or will fund) to the Companies an amount equal to the Funding Amount.

WHEREAS, the Consenting Noteholders have agreed to consent to the Companies' use of cash collateral and the proceeds of the DIP Facility and to the imposition of the priming liens and claims contemplated under the DIP Facility during the Chapter 11 Cases on the terms set forth in the DIP Loan Agreement in exchange for the adequate protection set forth in the Financing Orders; and

WHEREAS, the Parties have agreed to take certain actions in support of the Restructuring Transactions on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

AGREEMENT

Section 1.   *Definitions and Interpretation*.

1.01.   <u>Definitions</u>. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Plan, or as the context otherwise requires.

As used in this Agreement, the following terms have the following meanings:

(a)   "*Additional Plan Payment Amount*" means the amount, if any, in excess of the Exit Funding the Plan Sponsors determine in their discretion to fund to satisfy any transactions necessary to implement the Plan and for the Effective Date to occur, including payment in full of all Allowed Other Secured Claims, Allowed Administrative Claims (including Allowed Fee Claims to the extent not already satisfied from amounts held in the Professional Fee Escrow Account and United States Trustee Fee Claims), Allowed Priority Non-Tax Claims, and Allowed Priority Tax Claims and all outstanding WSFS Fees.

(b)   "*Additional Plan Payment Fee*" means a fee equal to 6% of any Additional Plan Payment Amount funded by the Plan Sponsors.

(c)   "*Additional Term Loan Amount*" means the amount necessary to satisfy all Allowed General Unsecured Claims against the Debtors, including, without limitation, the amounts set forth on the GUC Schedule and any Excess Claim Amounts, any amounts expended under any insurance deductible or self-insured retention obligations, and any amounts expended to defend against any General Unsecured Claims asserted against the Debtors, which amount shall be deemed to have been advanced as part of the Term Loan and added to the amounts due thereunder as they are advanced.

(d)   "*Administration Fee*" means the fee in the amount of $565,000 payable on the Plan Effective Date and annually thereafter by the Reorganized Debtors to the Plan Sponsors, as provided for in the Plan and the Administration Fee Agreement.

(e)　　"*Administration Fee Agreement*" means that certain agreement by and among the Reorganized Debtors and the Plan Sponsor in the form to be attached to the Plan Supplement.

(f)　　"*Agreement*" has the meaning set forth in the Preamble of this Agreement (as may be amended, modified, or supplemented in writing from time to time in accordance with the terms hereof) and, for the avoidance of doubt, includes all of the exhibits, annexes, and schedules attached hereto.

(g)　　"*Agreement Effective Date*" has the meaning set forth in **Section 2** hereof.

(h)　　"*Alternative Proposal*" has the meaning set forth in **Section 6.06** hereof.

(i)　　"*Amended Certificate and Bylaws*" means the amended and restated certificate[s] of incorporation and bylaws for the Reorganized Debtors, if so amended, or, in the case of NovaStar, the amended and restated limited liability company agreement for NovaStar, in each case in substantially the form[s] attached hereto as **Exhibit B**.

(j)　　"*Bankruptcy Code*" means title 11 of the United States Code, 11 U.S.C. §§ 101-1532, as amended from time to time.

(k)　　"*Bankruptcy Court*" means the United States Bankruptcy Court for the District of Delaware having jurisdiction over the Chapter 11 Cases, and, to the extent of the withdrawal of any reference under 28 U.S.C. § 157, pursuant to 28 U.S.C. § 151, the United States District Court for the District of Delaware.

(l)　　"*beneficial ownership*" means the direct or indirect economic ownership of, and/or the power, whether by contract or otherwise, to direct the exercise of the voting rights and the disposition of, any Claims or Interests subject to this Agreement or the right to acquire such Claims or Interests.

(m)　　"*Breakup Fee/Reimbursement Amount*" has the meaning set forth in **Section 6.06(f)**.

(n)　　"*Budget*" means that certain budget in the amount of no more than $1,550,000 and in the form attached hereto as **Exhibit C** with respect to amounts needed to be funded via the Funding Amount and/or the DIP Facility, as it may be amended from time to time by agreement in writing between the Companies and the Plan Sponsors.

(o)　　"*Business Day*" means any day other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, the State of New York.

(p)　　"*CEO Employment Agreement*" means the employment agreement for Daniel Strauss as CEO of Reorganized Novation.

(q)　　"*Chapter 11 Cases*" has the meaning set forth in the Recitals of this Agreement.

(r)   "*Claim*" has the meaning ascribed to it in section 101(5) of the Bankruptcy Code, which Claim is against a Company.

(s)   "*Collateral Agent*" has the meaning set forth in the Recitals.

(t)   "*Companies*" has the meaning set forth in the Preamble of this Agreement.

(u)   "*Confirmation Order*" means the order of the Bankruptcy Court confirming the Plan in the Chapter 11 Cases in satisfaction of the applicable provisions of the Bankruptcy Code, and approving the Disclosure Statement as containing, among other things, "adequate information" as required by section 1125 of the Bankruptcy Code.

(v)   "*Consenting Noteholders*" has the meaning set forth in the Preamble of this Agreement.

(w)   "*Debt Documents*" means the Note Purchase Agreement and all other documents and instruments executed and delivered in connection with each of the foregoing, in each case, as amended, restated, modified, or supplemented from time to time.

(x)   "*Debtors*" means each of the Companies, in each case, solely in its capacity as a debtor in possession under the Bankruptcy Code.

(y)   "*Definitive Documents*" has the meaning set forth in **Section 4.01** hereof.

(z)   "*DIP Loan Agreement*" means the credit agreement evidencing the DIP Facility substantially in the substantially the form attached hereto as **Exhibit D**.

(aa)   "*DIP Facility*" means that certain senior secured super-priority loan made by the Plan Sponsors to the Companies in a principal amount of up to $1,770,000 and subject to a non-default interest rate of 13%, a default interest rate of an additional 3%, a 6% facility fee to be deducted from the proceeds of the DIP Facility, and a maturity date that is the earlier of 90 days after the Petition Date or the Plan Effective Date, all on the terms and conditions set forth more fully in the DIP Loan Agreement.

(bb)   "*DIP Facility Documents*" means the DIP Loan Agreement and all other documents memorializing the terms of the DIP Facility.

(cc)   "*DIP Obligations*" means all amounts due and owing under the DIP Facility as of the Plan Effective Date, including, principal, interest, fees and expenses and the Plan Sponsor Expenses if not paid in cash or, at the election of the Plan Sponsors after consulting with the Debtors, as an offset to the amount of the Initial Preferred Stock Consideration.

(dd)   "*Disclosure Statement*" means the related disclosure statement with respect to the Plan.

(ee)   "*Excess Claim Amount*" means the sum of (i) the amount of any Allowed General Unsecured Claims not set forth on the GUC Schedule and (ii) the amount by which the

Allowed General Unsecured Claims identified on the GUC Schedule exceed the amount identified on the GUC Schedule with respect to such claims.

(ff)   "*Existing Lenders*" has the meaning set forth in the Recitals.

(gg)   "*Exit Funding*" means sufficient Cash, funded first from the proceeds of the DIP Facility, to the extent the Debtors' ability to borrow thereunder has not been exhausted, and then from the proceeds of the Initial Preferred Stock Consideration, to fund all transactions necessary to implement the Plan and for the Effective Date to occur, including payment in full of all Allowed Other Secured Claims, Allowed Priority Non-Tax Claims, Allowed Priority Tax Claims, and Allowed Administrative Claims (including Allowed Fee Claims to the extent not already satisfied from amounts held in the Professional Fee Escrow Account, and United States Trustee Fee Claims), as well as any outstanding WSFS Fees, but specifically excluding any amounts necessary to pay those amounts set forth on the GUC Schedule.

(hh)   "*Fiduciary Action or Inaction*" has the meaning set forth in **Section 6.07** hereof.

(ii)   "*Fiduciary Out*" has the meaning set forth in **Section 10.02(b)** hereof.

(jj)   "*Fiduciary Out Notice*" has the meaning set forth in **Section 6.06** hereof.

(kk)   "*Final Financing Order*" means the final order entered by the Bankruptcy Court in the Chapter 11 Cases authorizing the Debtors to enter into the DIP Facility and to use cash collateral.

(ll)   "*Financing Motion*" means the motion filed in the Chapter 11 Cases seeking authority for the Debtors to enter into the DIP Facility and to use cash collateral.

(mm)   "*Financing Orders*" means, collectively, the Interim Financing Order and the Final Financing Order.

(nn)   "*First Day Pleadings*" means the motions, petitions, pleadings, draft orders and other documents that the Debtors file at the commencement of the Chapter 11 Cases. First Day Pleadings include related orders as entered by the Bankruptcy Court.

(oo)   "*Funding Amount*" means an amount equal to all amounts funded by the Plan Sponsors to the Debtors prior to the Petition Date in accordance with this Agreement, which amount is not less than $1,285,000 as of the date of the Plan, together with an additional amount equal to $360,000, which shall be funded no later than one business day following the execution of this Agreement.

(pp)   "*Funding Amount Claims*" means the General Unsecured Claims of the Plan Sponsors relating to the Funding Amount.

(qq)   "*GUC Schedule*" means the schedule of all General Unsecured Claims known by the Companies as of the Agreement Effective Date, as set forth hereto on **Exhibit E**.

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(rr)   "*Initial Preferred Stock Consideration*" means $350,000 to be funded by the Plan Sponsors on the Plan Effective Date, *less* any amounts necessary to satisfy the Exit Funding.

(ss)   "*Interests*" means all previously issued and outstanding interests (whether legal, equitable, contractual or other rights) of any Holders of any class of equity securities of any of the Debtors represented by shares of common or preferred stock or other instruments evidencing an ownership interest in any of the Debtors, whether or not certificated, transferable, voting or denominated "stock" or a similar security, or any option, warrant or right, contractual or otherwise, to acquire any such Interests.

(tt)   "*Interim Financing Order*" means the interim order entered by the Bankruptcy Court in the Chapter 11 Cases authorizing the Debtors to enter into the DIP Facility and to use cash collateral, in substantially the form attached hereto as **Exhibit F**.

(uu)   "*IRC*" means the Internal Revenue Code of 1986, as amended.

(vv)   "*Joinder Agreement*" has the meaning set forth in **Section 5.02(a)**.

(ww)   "*Management Contract*" means that certain Management Contract by and between the Plan Sponsors and Reorganized Novation, a copy of which shall be filed with the Plan Supplement, pursuant to which the Plan Sponsors will provide management services and business advisory services to Reorganized Novation in exchange for the Warrants.

(xx)   "*Management Incentive Plan*" means the Management Incentive Plan, in the form to be filed with the Plan Supplement, to be implemented in accordance with Section 5.02(h) of the Plan.

(yy)   "*Milestones*" means those Milestones as set forth on **Exhibit G** hereof.

(zz)   "*New Common Stock*" means the common stock of Reorganized Novation to be issued pursuant to the terms of the Plan.

(aaa)   "*New Stock Documentation*" means any and all documentation required to implement, issue, and distribute the Preferred Stock and the New Common Stock, which shall be consistent with the terms and conditions set forth in the Plan and shall be in form and substance satisfactory to the Companies and the Plan Sponsor.

(bbb)   "*NOL Motion*" means a motion to establish notice and hearing procedures that must be followed for (i) certain transfers of equity in Novation and Secured Notes Claims, and of any beneficial interest therein, and (ii) certain claims of worthlessness for federal or state tax purposes with respect to equity in Novation, are deemed effective.

(ccc)   "*Noteholder Preferred Stock*" means the preferred stock of Reorganized Novation to be issued by Reorganized Novation on the Plan Effective Date to the Holders of Class 3 Claims under the Plan equal to $1.50 per each $1.00 of liquidation preference of the Plan Sponsor Preferred Stock and which shall (a) have a $3,000,000 liquidation preference, (b) receive a dividend of 3% per annum, which shall accrue and be cumulative and compounding, (c) exist in

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perpetuity until redeemed, (d) be redeemable at Reorganized Novation's option at any time and at the Plan Sponsor's option at any time four (4) years following the date of issuance, (e) be the most senior equity security of Reorganized Novation, and (f) so long as any shares of such preferred stock of Reorganized Novation remain outstanding, entitle the Holders of Class 3 Claims to nominate and elect one (out of seven) directors to the board of directors of Reorganized Novation..

(ddd) "*Note Purchase Agreement*" has the meaning set forth in the recitals.

(eee) "*Owned Company Claims/Interests*" has the meaning set forth in **Section 8.02(a)** hereof.

(fff) "*Person*" means any "person" as defined in section 101(41) of the Bankruptcy Code, including, without limitation, any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or other entity.

(ggg) "*Plan*" has the meaning set forth in the Recitals of this Agreement.

(hhh) "*Plan Effective Date*" means the occurrence of the effective date of the Plan pursuant to its terms.

(iii) "*Plan Sponsor Expenses*" means the reasonable and documented transaction expenses up to and including $200,000 of the Plan Sponsors, including the fees and expenses of investment bankers and tax, legal and other advisors, incurred in connection with entry into this Agreement and the proposed Restructuring Transactions.

(jjj) "*Plan Sponsor Expenses Additional Amount*" means the reasonable and documented transaction expenses in excess of $200,000 of the Plan Sponsors, including the fees and expenses of investment bankers and tax, legal and other advisors, incurred in connection with entry into this Agreement and the proposed Restructuring Transactions.

(kkk) "*Plan Sponsor Preferred Stock*" means the preferred stock of Reorganized Novation to be issued by Reorganized Novation on the Plan Effective Date to the Plan Sponsors, which shall (a) have a $2,000,000 liquidation preference, (b) receive a dividend of 3% per annum, which shall accrue and be cumulative and compounding, (c) exist in perpetuity until redeemed, (d) be redeemable at Reorganized Novation's option at any time and at the Plan Sponsor's option at any time four (4) years following the date of issuance, (e) be the most senior equity security of Reorganized Novation, and (f) so long as any shares of such preferred stock of Reorganized Novation remain outstanding, entitle the Plan Sponsors to nominate and elect one (out of seven directors to the board of directors of Reorganized Novation.

(lll) "*Plan Supplement*" means the compilation of documents and form of documents, schedules, and exhibits to the Plan that will be filed by the Debtors with the Bankruptcy Court.

(mmm) "*Preferred Stock*" means the Plan Sponsor Preferred Stock and the Noteholder Preferred Stock, which shall be issued on the Plan Effective Date and which will have the rights set forth in section 5.02(b) of the Plan.

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(nnn) "*Preferred Stock Consideration*" means the Initial Preferred Stock Consideration *plus* the Subsequent Preferred Stock Consideration.

(ooo) "*Prepack Scheduling Order*" means an order to be entered by the Bankruptcy Court setting a combined hearing on the Plan and Disclosure Statement, setting an objection deadline with respect thereto, and establishing related confirmation procedures.

(ppp) "*Professional Escrow Account*" means an account to be held by Young Conaway Stargatt & Taylor, LLP, and funded from the DIP Facility pursuant to the terms of the Plan, the Financing Orders and the Budget, to satisfy Allowed Fee Claims in accordance with the Plan.

(qqq) "*Restructuring Transactions*" has the meaning set forth in the Recitals of this Agreement.

(rrr) "*RSA Order*" means a Final Order of the Bankruptcy Court authorizing the Companies to assume this Agreement.

(sss) "*Secured Notes Claims*" means all Claims under the Note Purchase Agreement, including but not limited to all principal, plus accrued and unpaid interest, fees and other expenses arising and payable under the 2017 Notes and the Note Purchase Agreement.

(ttt) "*Secured Noteholders*" means the holders of the 2017 Notes under the Note Purchase Agreement.

(uuu) "*Securities Act*" means the Securities Act of 1933, as amended.

(vvv) "*SOFR*" means the Secured Overnight Financing Rate as published on the website of the Federal Reserve Bank of New York; provided that for purposes of the Term Loan SOFR shall be not less than 4.5%.

(www) "*Solicitation Materials*" means all solicitation materials in respect of the Plan.

(xxx) "*Stockholders Agreement*" means a stockholders agreement in form and substance satisfactory to the Plan Sponsors and the Consenting Noteholders, which document shall include transfer restrictions, rights of first refusal/offer and voting provisions to be agreed upon by the Companies, the Plan Sponsors and the Consenting Noteholders based on the form of the term sheet attached hereto as **Exhibit H**.

(yyy) "*Subsequent Preferred Stock Consideration*" means an additional up to $625,000 to be paid by the Plan Sponsors as consideration for the Plan Sponsor Preferred Stock in increments of $125,000 per year commencing on first Business Day of the fortieth month after the first anniversary of the Effective Date until the earlier of (i) the expiration of five (5) years from the Effective Date, and (ii) a liquidity or change of control event with respect to Novation, as such amount shall be reduced by any Excess Claim Amount paid by the Plan Sponsors. For the avoidance of doubt, upon the occurrence of a liquidity or change of control event with respect to

Novation, the Plan Sponsors' obligation to fund any Subsequent Preferred Stock Consideration due after the effective date of such liquidity or change of control event shall be terminated.

(zzz) "*Support Period*" means the period commencing on the Agreement Effective Date and ending on the earlier of the (i) date on which this Agreement is terminated pursuant to **Section 10** hereof and (ii) the Plan Effective Date.

(aaaa) "*Tax Preservation Rights Plan*" means, to the extent requested by the Plan Sponsors, a tax preservation rights plan for Reorganized Novation, in form and substance satisfactory to the Plan Sponsors, to be filed with the Plan Supplement.

(bbbb) "*Terminating Consenting Noteholders*" has the meaning set forth in **Section 10.01**.

(cccc) "*Term Loan*" means the term loan to be made by the Plan Sponsors to the Reorganized Debtors on the Effective Date pursuant to that certain the Term Loan Agreement.

(dddd) "*Term Loan Agreement*" means that certain Loan and Security Agreement by and between the Reorganized Debtors, as borrowers, and the Plan Sponsors, as lender, in respect of the Term Loan, which shall be filed with the Plan Supplement.

(eeee) "*Term Loan Amount*" equals an aggregate amount equal to the DIP Obligations, *plus* the Additional Term Loan Amount, *plus* the Plan Sponsor Expenses Additional Amount, *plus* the Funding Amount, *plus* any Additional Plan Payment Amount, *plus* any Additional Plan Payment Fee.

(ffff) "*Warrants*" means the warrants that shall be issued by Reorganized Novation pursuant to the Management Contract.

(gggg) "*Warrant Documentation*" means any and all documentation required to implement, issue, and distribute the Warrants, which shall be in form and substance satisfactory to the Parties.

(hhhh) "*WSFS*" means Wilmington Savings Fund Society, FSB, in its capacity as Collateral Agent under the Note Purchase Agreement.

(iiii) "*WSFS Fees*" means all reasonable and documented fees and expenses due to WSFS under the Note Purchase Agreement through and including the Effective Date.

1.02. <u>Interpretation</u>. For purposes of this Agreement:

(a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender;

(b) capitalized terms defined only in the plural or singular form shall nonetheless have their defined meanings when used in the opposite form;

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(c) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit shall mean such document, schedule, or exhibit, as it may have been or may be amended, restated, modified, or supplemented from time to time; provided that any capitalized terms herein which are defined with reference to another agreement, are defined with reference to such other agreement as of the date of this Agreement, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof;

(d) unless otherwise specified, all references herein to "Sections" are references to Sections of this Agreement;

(e) the words "herein," "hereof," and "hereto" refer to this Agreement in its entirety rather than to any particular portion of this Agreement;

(f) captions and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Agreement;

(g) the use of "include" or "including" is without limitation, whether stated or not; and

(h) the phrase "counsel to" any Party refers in this Agreement to each counsel specified in **Section 12.10**.

Section 2. *Agreement Effective Date*. This Agreement shall become effective and binding upon each of the Parties at 12:00 a.m., prevailing Eastern Time, on the date on which: (a) the counterparty signature pages to this Agreement shall have been executed and delivered by (i) the Companies, (ii) Consenting Noteholders, and (iii) the Plan Sponsors; (b) the Companies shall have provided the GUC Schedule to the Plan Sponsors; (c) the Companies shall have provided the Budget to the Plan Sponsors in a form agreed to by the Plan Sponsors, and (d) the Companies have given notice to the Consenting Noteholders and the Plan Sponsors (and counsel to each of them, to the extent applicable), in accordance with **Section 12.10** that each of the foregoing conditions set forth in this **Section 2** has been satisfied and this Agreement is effective (such date, the "*Agreement Effective Date*").[2]

Section 3. *Exhibits Incorporated by Reference*. Each of the exhibits attached hereto is expressly incorporated herein and made a part of this Agreement, and all references to this Agreement shall include the exhibits. In the event of any inconsistency between this Agreement (without reference to the exhibits) and the exhibits, this Agreement (without reference to the exhibits) shall govern.

Section 4. *Definitive Documentation*.

4.01. The definitive documents and agreements governing the Restructuring Transactions (collectively, the "*Definitive Documents*") shall include, without limitation, the

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[2] For the avoidance of doubt, the obligations and rights of the Consenting Noteholders described in this Agreement shall apply to any post-petition Claims or Interests acquired by such Consenting Noteholders in accordance with the Restructuring Transactions.

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following: (a) the Plan and its exhibits, ballots, the Plan Supplement, and solicitation procedures; (b) the Confirmation Order; (c) the Disclosure Statement and the other Solicitation Materials; (d) the Prepack Scheduling Order; (e) the DIP Loan Agreement, the Financing Motion, and the Financing Orders; (f) the First Day Pleadings; (g) the Companies' statements of financial affairs and schedules of assets and liabilities; (h) any other material pleadings or material motions the Companies file in connection with the Chapter 11 Cases, and all orders sought pursuant thereto; (i) the New Stock Documentation; (j) the Warrant Documentation; (k) the Term Loan Agreement; (l) the Management Contract; (m) the Management Incentive Plan; (n) the Amended Certificates and Bylaws; (o) the Tax Preservation Rights Plan (to the extent requested by the Plan Sponsors); (p) the Warrants; (q) the Administration Fee Agreement; (r) the CEO Employment Agreement; and (s) such other agreements and documentation reasonably desired or necessary to consummate and document the transactions contemplated by this Agreement and the Plan.

4.02.   Notwithstanding anything to the contrary herein, the Definitive Documents not executed or in a form attached to this Agreement will, after the Agreement Effective Date, remain subject to negotiation and completion in good faith by the Parties, and shall, upon completion, contain terms, conditions, representations, warranties, and covenants consistent with the terms of this Agreement, and, including with respect to any modifications, amendments, or supplements thereof, shall be in form and substance reasonably satisfactory to each of the Debtors, the Plan Sponsors and the Consenting Noteholders in their sole discretion.

4.03.   <u>Term Loan Definitive Documents</u>.

(a)   The Term Loan Definitive Documents shall provide that the Term Loan will (i) be in the principal amount equal to the Term Loan Amount, (b) accrue interest at a rate of SOFR plus 10% per annum, plus an additional 3% in the event of default, (c) include fees of 5% of the principal amount, (d) include yield maintenance for four (4) years, (e) grant the Plan Sponsors a first priority security interest in all assets of the Reorganized Debtors, and (f) mature in five (5) years. The Lead Plan Sponsor and the Reorganized Debtors may agree to defer payment of some or all of the interest on the Term Loan with such deferred amount to accrue interest through the date of payment of such deferred amounts at a compounding rate per annum equal to SOFR plus 12%.

(b)   The Term Loan Definitive Documents will grant the Plan Sponsors, as lenders, at least the following approval and other rights with respect to the following matters: (i) changing any of the Companies' business purpose, (ii) declaring bankruptcy or insolvency or liquidating, dissolving or winding up any Company; (iii) incurrence of indebtedness in excess of a mutually agreed threshold; (iv) entering into material contracts providing for payments or expenditures in excess of a mutually agreed threshold; (v) any merger, consolidation or other business combination transaction, or sale of all or substantially all of the Companies' assets; (vi) acquiring or disposing of any business, entity, equity interests, property or assets, including via any merger or consolidation; (vii) equity issuances; (viii) hiring, terminating employment of and setting compensation for management of the Companies in excess of an amount certain; (ix) approving a business plan or operating budget; (x) entering into or approving a related party transaction; (xi) any redemption or repurchase of equity interests in any Company or any successor, including as a result of any merger, consolidation, reorganization or other transaction; (xii) any public offering; (xiii) amendments to the organizational documents of any of the

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Companies; (xiv) change in entity characterization of Novation for tax purposes; (xv) making or approving any distributions; or (xvi) agreeing to any of the foregoing.

(c)   The Term Loan Definitive Documents will include a customary rights and covenants package for the benefit of the Plan Sponsors, as lenders, including, without limitation, those set forth in the DIP Loan Agreement and as follows: (i) mandatory prepayments (100% cash sweep); (ii) minimum liquidity covenants; (iii) timely financial reporting and inspection rights; (iv) insurance maintenance requirements (including D&O, E&O, key man); (v) maintenance of a DACA; (vi) ROFR on any debt issuance; (vii) no payment of Preferred Stock until Term Loan has been fully and indefeasibly repaid; and (viii) budget approval on a quarterly basis by the Plan Sponsors).

(d)   The Reorganized Debtors will use the proceeds of the Term Loan to refinance the DIP Obligations and the Funding Amount Claims, and pay certain other expenses to be approved by the Plan Sponsors, and otherwise in accordance with the Plan.

4.04.   New Stock Documentation.

(a)   The New Stock Documentation will make clear that, after the Plan Effective Date, Reorganized Novation will be capitalized only by the Preferred Stock and New Common Stock, which shall be subject to dilution only by the Warrants and the Management Incentive Plan, and that all other classes of capital stock of Reorganized Novation are eliminated.

(b)   The Definitive Documents with respect to the Preferred Stock shall provide that:

(i)   the Plan Sponsor Preferred Stock shall (a) have a $2,000,000 liquidation preference, (b) receive a dividend of 3% per annum, which shall accrue and be cumulative and compounding, (c) exist in perpetuity until redeemed, (d) be redeemable at Reorganized Novation's option at any time and at the Plan Sponsor's option at any time four (4) years following the date of issuance, (e) be the most senior equity security of Reorganized Novation, and (f) so long as any shares of such Preferred Stock remain outstanding, entitle the Plan Sponsors to nominate and elect one (out of seven) directors to the board of directors of Reorganized Novation;

(ii)   the Noteholder Preferred Stock shall be issued by Reorganized Novation on the Plan Effective Date to the Holders of Class 3 Claims under the Plan equal to $1.50 per each $1.00 of liquidation preference of the Plan Sponsor Preferred Stock and which shall (a) have a $3,000,000 liquidation preference, and (b) otherwise have the same features of the Plan Sponsor Preferred Stock;

(iii)   the holders of Preferred Stock will have limited approval rights, including with respect to the following matters: (i) any significant transaction, including any merger, change of control, sale of material portion of assets or winding up or liquidation of company that would not fully pay off the Preferred Stock, (ii) amendments to the organizational documents of Reorganized Novation, including the charter, that could reasonably be expected to have a disproportionate material adverse effect on the holders of Preferred Stock, and (iii) making or approval of any dividends or distributions to holders of any security junior to it;

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(iv)   the Preferred Stock shall have no voting rights other than those rights identified in Sections 4.04(b)(i)-(iii) of this Agreement;

(v)   all Preferred Stock shall be of the same class and series and each holder will be entitled to receive distributions or dividends from Reorganized Novation on a priority basis *pro rata* among the holders thereof based on the aggregate amount of Preferred Stock held by them before distributions or dividends are paid to any other equity holders of Reorganized Novation.

4.05.   Warrant Documentation.   The Warrant Documentation shall provide that the Warrants will be issued pursuant to at least the following terms: (a) no voting rights (until exercised), (b) equal to up to an additional 15% of the New Common Stock of Reorganized Novation on a fully diluted basis, (c) become exercisable upon vesting in tranches of 1/3 on each anniversary of the issuance thereof for a period of three years (for an aggregate 15% of the common stock of Reorganized Novation, on a fully diluted basis) on a quarterly basis; *provided* that Reorganized Novation will have the right to postpone the exercise of the Warrants (other than the Warrants held directly by or designated with the authority to determine the exercise of by the Lead Plan Sponsor) to the extent that Reorganized Novation determines that any such exercise would trigger an "owner shift" of Reorganized Novation within the meaning of section 382(g) of the Code, (d) a strike price equal to 125% of the fully diluted common stock price per share on the Effective Date, (e) cashless exercise at any time at the Plan Sponsor's sole discretion, provided that Reorganized Novation will have the right to postpone the exercise of the Warrants (other than the Warrants held directly by or designated with the authority to determine the exercise of by the Lead Plan Sponsor) to the extent that Reorganized Novation determines that any such exercise would trigger an "owner shift" of Reorganized Novation within the meaning of section 382(g) of the Code, (f) an expiration of no less than 10 years, (g) minority protections, including information rights, registrations rights upon exercise, and full anti-dilution protections, and (h) customary indemnification rights..

4.06.   Amended Certificates and Bylaws. The Definitive Documents with respect to the Amended Certificates and Bylaws shall provide that:

(a)   Reorganized Novation shall be reorganized under Delaware law and will no longer be subject to Securities and Exchange Commission reporting requirements;

(b)   all post-Plan Effective Date matters requiring the approval of Reorganized Novation's stockholders will require a quorum of not less than a majority of the Reorganized Novation's shares, and all matters brought before stockholders will be approved by the affirmative vote of greater than fifty-one percent (51%) of the voting power of the then outstanding common stock of Reorganized Novation, voting as a single class;

(c)   post-Plan Effective Date stockholder approval matters will include matters that are subject to stockholder approvals required by the Delaware General Corporation Law;

(d)   on the Plan Effective Date, the Board of Directors of Reorganized Novation will have 7 directors, all appointed in accordance with the Plan (which shall provide that four directors will be nominated by the Existing Lenders, two of whom shall be existing directors of

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Novation, and three directors shall be nominated by the Plan Sponsors), with the directors on the initial Board serving for staggered terms of 2, 3 and 4 years, after which directors will be elected by the shareholders of Reorganized Novation;

(e)   after the initial term of the Board appointed pursuant to the Plan, each director will have a term of three years, subject to election by a vote of the stockholders as provided above; and

(f)   all decisions of the Reorganized Novation's Board will be approved by a simple majority vote of directors.

4.07.   Management Contract. The Management Contract Definitive Document shall provide that (i) the Plan Sponsors will provide management services and business advisory services to Reorganized Novation in exchange for the Warrants; (ii) during the term of the Management Contract, the Plan Sponsors will assist in sourcing assets for Reorganized Novation to acquire and arranging for financing and execution relating to such assets with the goal of maximizing the value of Reorganized Novation; and (iii) the Warrants granted to the Plan Sponsors may be allocated by the Plan Sponsors to their directors, officers, employees, designees and services providers, as determined in the sole discretion of the Plan Sponsors.

4.08.   Management Incentive Plan. The Management Incentive Plan Definitive Document shall provide for issuances to employees and officers of Reorganized Novation of stock appreciation rights representing not more than the economic equivalent of 15% of the New Common Stock in Reorganized Novation on a fully-diluted basis, and the terms of the Management Incentive Plan Definitive Document shall be acceptable to the Lead Plan Sponsor; *provided* that in the event the Lead Plan Sponsor will be the recipient of any stock appreciation rights issued pursuant to the Management Incentive Plan, then the Lead Plan Sponsor will consult with the Minority Participant, and the Minority Participant's consent to the issuance of such stock appreciation rights to that the Lead Plan Sponsor-affiliated person shall be required.

4.09.   The Plan Sponsors acknowledge and agree that they will use commercially reasonable efforts to provide advance initial draft copies of the Definitive Documents to counsel for the Consenting Noteholders and the Companies at least three (3) business days prior to the date when any Debtor is required by the Milestones, Bankruptcy Court Order, or Bankruptcy Rules to file the applicable Definitive Documents with the Bankruptcy Court; provided that if three (3) business days in advance is not reasonably practicable, such initial draft Definitive Document shall be provided as soon as reasonably practicable prior to filing, but in no event later than twenty-four (24) hours in advance of any filing thereof.

Section 5.   *Agreements of the Consenting Noteholders*.

5.01.   Covenants in Support of the Restructuring Transactions. During the Support Period, subject to the terms and conditions hereof, each of the Consenting Noteholders agrees, severally and not jointly, that it shall:

(a)   use its commercially reasonable efforts to support the Restructuring Transactions, and to negotiate and otherwise act in good faith and take any and all reasonable actions necessary to consummate the Restructuring Transactions, in a manner consistent with this

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Agreement, including, but not limited to, directing or encouraging the Collateral Agent to support the Restructuring Transactions;

(b)   use its commercially reasonable efforts to cooperate with and assist the Companies in obtaining additional support for the Restructuring Transactions from the Companies' other stakeholders;

(c)   refrain from initiating or supporting (or directing or encouraging the Collateral Agent or any other party to initiate or support) any actions, including legal proceedings, that are inconsistent with the Restructuring Transactions;

(d)   if solicited to do so, timely vote (pursuant to the Plan) or cause to be voted all of its Claims and Interests, as applicable, to accept the Plan by delivering its duly executed and completed ballot or ballots accepting the Plan on a timely basis following commencement of the solicitation of acceptances of the Plan in accordance with sections 1125 and 1126 of the Bankruptcy Code;

(e)   to the extent it is permitted to elect whether to opt out of the releases set forth in the Plan, elect not to opt out of (or object to) the releases set forth in the Plan by delivering its duly executed and completed ballot(s) indicating such election and not filing any objection to the releases set forth in the Plan with the Bankruptcy Court;

(f)   negotiate in good faith with the Companies the forms of the Definitive Documents (to the extent such Consenting Noteholder is a party thereto) and, subject to the consent requirements specified herein, execute the Definitive Documents to the extent such Consenting Noteholder is a party thereto;

(g)   not directly or indirectly, through any Person (including any administrative agent, collateral agent or trustee), seek, solicit, propose, support, assist, engage in negotiations in connection with or participate in the formulation, preparation, filing, financing, consummation, or prosecution of any Alternative Proposal;

(h)   not vote in support of any Alternative Proposal;

(i)   not change or withdraw its votes to accept the Plan (or cause or direct such vote to be changed or withdrawn);

(j)   negotiate in good faith additional or alternative provisions to this Agreement, in the event any objection, proceeding, or impediment arises that would prevent, hinder, or delay the consummation of the Restructuring Transactions;

(k)   consent to usage of cash collateral, the approval of the DIP Facility and entry of the Financing Orders in substantially the form attached hereto as **Exhibit F** (with appropriate changes for the Final Financing Order);

(l)   support the release provisions of the Plan and not opt out of granting any third party releases provided for thereunder to the Companies, the Plan Sponsors or their respective Related Parties;

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(m)   support and take all reasonable actions necessary or reasonably requested by the Companies to confirm such Consenting Noteholder's support for the Restructuring Transactions in accordance with the terms of this Agreement; and

(n)   not directly or indirectly, through any Person (including any administrative agent, collateral agent or trustee), object to or contest the Claims or Interests of any other Consenting Noteholder, or the rights or distributions of any such Claims or Interests under the Plan or as provided for under this Agreement.

5.02.   Transfers. Each Consenting Noteholder agrees that, for the duration of the Support Period, such Consenting Noteholder shall not sell, transfer, loan, issue, participate, pledge, hypothecate, assign or otherwise dispose of, directly or indirectly, in whole or in part, any of its Claims or Interests, including any beneficial ownership in any such Claims or Interests, or any option thereon or any right or interest therein (including grant any proxies, deposit any Claims or Interests into a voting trust, or entry into a voting agreement with respect thereto).

5.03.   Preservation of Rights. Notwithstanding the foregoing, nothing in this Agreement, and neither a vote to accept the Plan by any Consenting Noteholder, nor the acceptance of the Plan by any Consenting Noteholder, shall: (a) be construed to limit consent and approval rights provided in this Agreement and the Definitive Documents; (b) be construed to prohibit any Consenting Noteholder from contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement or the Definitive Documents, or exercising rights or remedies specifically reserved herein or therein; (c) be construed to prohibit any Consenting Noteholder from appearing as a party-in-interest in any matter to be adjudicated in the Chapter 11 Cases, or from consulting with any other party in interest in the Chapter 11 Cases (including any official committee and the United States Trustee); provided that during the Support Period, such appearance or consultation, and the positions advocated in connection therewith, must not be inconsistent with this Agreement and must not be for the purpose of (or could not reasonably be expected to) hindering, delaying, or preventing the consummation of the Restructuring Transactions; (d) subject to **Section 5.04**, limit the ability of any Consenting Noteholder to assert any rights, claims, and/or defenses under the Debt Documents; or (e) affect the ability of any Consenting Noteholder to consult with any other Consenting Noteholder or the Companies.

5.04.   Negative Covenants. The Consenting Noteholders agree that, for the duration of the Support Period, each Consenting Noteholder shall not take any action inconsistent with, or omit to take any action required by, the Debt Documents, except to the extent that any such action or inaction is expressly contemplated or permitted by this Agreement, the Plan, or any of the other Definitive Documents.

5.05.   Forbearance. For the duration of the Support Period applicable to such Consenting Noteholder and except as expressly contemplated by this Agreement, including in Section 5.04, each Consenting Noteholder agrees to forbear from exercising its rights (including any right of set-off) or remedies it may have under the Debt Documents, and to defer any claims that have become automatically due and payable thereunder as a result of the commencement of the Chapter 11 Cases, as applicable, and under applicable U.S. or foreign law or otherwise. Each Consenting Noteholder further agrees that if any applicable trustee or collateral agent, takes any action inconsistent with such Consenting Noteholder's obligations under this Agreement or the Plan, such

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Consenting Noteholder shall use commercially reasonable efforts to direct such administrative agent or collateral agent to cease, withdraw, and refrain from taking any such action

5.06.   Certain Conditions. The obligations of the Consenting Noteholders set forth in this Section 5 are subject to the following conditions:

(a)   this Agreement shall have become effective in accordance with the provisions of **Section 2** hereof; and

(b)   this Agreement shall not have been terminated in accordance with the terms of **Section 10** hereof.

Section 6.   *Agreements of the Companies*.

6.01.   DIP Facility. The Companies acknowledge and agree that as a result of the Plan Sponsors' provision of the Funding Amount, the maximum amounts to be made available under the DIP Facility of $1,770,000 is sufficient and appropriate, no funding beyond the Funding Amount is necessary prior to the commencement of the Chapter 11 Cases in the event that such Chapter 11 cases are commenced on or before August 14, 2023, and no further funding will be requested by the Companies from the Plan Sponsors on or before such date, to fund all necessary expenses of the Companies prior to the contemplated commencement of the Chapter 11 Cases on or before such date.

6.02.   Payment of Plan Sponsor Expenses. The Companies agree (i) to pay the Plan Sponsor Expenses from the proceeds of the DIP Facility; provided, however, that the Plan Sponsor may elect instead, after consulting with the Debtors, to offset the Plan Sponsor Expenses against the Initial Preferred Stock Consideration, and (ii) that any Plan Sponsor Expenses Additional Amount shall be deemed advanced as part of the Term Loan and be added to the Term Loan Amount; provided, however, and subject to the terms of Section 6.04(f), that the Companies shall have no obligation to reimburse Plan Sponsors for the Plan Sponsor Expenses if Plan Sponsors do not consummate the Restructuring Transactions contemplated by this Agreement.

6.03.   Plan Effective Date Funding. The Companies acknowledge and agree that the Companies or the Reorganized Debtors, as applicable, shall fund from the Exit Funding all transactions necessary to implement the Plan, for the occurrence of the Effective Date, and all post-Effective Date transactions. This includes, and is not limited to, all payments necessary to implement the Plan and for the Effective Date to occur, including payment in full of all Allowed Other Secured Claims, Allowed Priority Non-Tax Claims, Allowed Priority Tax Claims, and Allowed Administrative Claims (including Allowed Fee Claims to the extent not already satisfied from amounts held in the Professional Fee Escrow Account, and United States Trustee Fee Claims), as well as any outstanding WSFS Fees, but specifically excluding any amounts necessary to pay those amounts set forth on the GUC Schedule.

6.04.   Affirmative Covenants in Support of the Restructuring Transactions. During the Support Period, subject to the terms and conditions hereof, each of the Companies agrees that it shall:

(a)   utilize the Funding Amount only in accordance with the Budget, including for the fees and expenses of the Companies' professionals as provided for in the Budget;

(b)   utilize the proceeds of the DIP Facility only to pay bankruptcy and operating expenses pursuant to the Budget and in accordance with the Financing Orders;

(c)   establish and fund the Professional Fee Escrow Account;

(d)   support and take all commercially reasonable actions necessary, or requested by the Plan Sponsors, to obtain entry of, the RSA Order and implement and consummate the Restructuring Transactions in a timely manner (including, but not limited to, obtaining and/or supporting, as the case may be, the Bankruptcy Court's approval of the Definitive Documents, solicitation of votes on and confirmation of the Plan and the consummation of the Restructuring Transactions pursuant to the Plan) consistent with the terms of this Agreement and in accordance with the Milestones;

(e)   file a motion seeking the Debtors' assumption of this Agreement on the Petition Date;

(f)   file the Financing Motion on the Petition Date;

(g)   file the NOL Motion on the Petition Date;

(h)   file schedules of assets and liabilities and statements of financial affairs on the Petition Date;

(i)   file a motion seeking to establish bar dates on the Petition Date;

(j)   use commercially reasonable efforts to obtain an order from the Bankruptcy Court, which establishes a deadline no later than five (5) days prior to the Confirmation Hearing to file proofs of claim on account of General Unsecured Claims (other than governmental units, which deadline shall be 180 days after the Petition Date);

(k)   timely file a formal objection to any motion filed with the Bankruptcy Court by any party seeking the entry of an order (A) directing the appointment of an examiner with expanded powers or a trustee, (B) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code or (C) dismissing the Chapter 11 Cases;

(l)   timely file a formal objection to any motion filed with the Bankruptcy Court by any party seeking the entry of an order modifying or terminating the Debtors' exclusive right to file and/or solicit acceptances of a plan of reorganization;

(m)   provide to the Plan Sponsors full access during normal business hours, and upon reasonable advance notice, to the Companies' facilities, records, key employees, lenders and advisors for the purpose of completing the Plan Sponsor's due diligence review, which will include, but is not limited to, a complete review of the Companies' financial, legal and tax records and agreements, and any other matters the Plan Sponsors' accountants, tax and legal counsel, and other advisors deem relevant;

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(n)   prosecute and defend any appeals of the Confirmation Order;

(o)   negotiate in good faith with the Plan Sponsors and Consenting Noteholders the forms of the Definitive Documents and execute the Definitive Documents;

(p)   execute and deliver any other required agreements to effectuate and consummate the Restructuring Transactions;

(q)   support the release provisions of the Plan and ensure that the Plan's release provisions shall grant a release by the Companies and their estates to the Plan Sponsors and the Consenting Noteholders and each of their respective Related Parties of all claims or causes of action held by or on behalf of the Companies or their estates, including derivative claims;

(r)   with the assistance of the Plan Sponsors, use its commercially reasonable efforts to obtain, file, submit, or register any and all required regulatory and/or third- party approvals for the Restructuring Transactions;

(s)   to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring Transactions contemplated in this Agreement, support and take all steps reasonably necessary and desirable to address any such impediment;

(t)   operate its business in the ordinary course and in a manner designed to facilitate the Restructuring Transactions, including without limitation by filing any tax returns or amended tax returns necessary to preserve any net operating losses or other tax attributes of any of the Companies; and

(u)   utilize the proceeds of the Initial Preferred Stock Consideration only in accordance with the terms of the Plan and the Definitive Documents;

(v)   promptly notify the Plan Sponsors and Consenting Noteholders (and in any event within two (2) Business Days after obtaining actual knowledge thereof) of (A) any pending, existing, instituted or threatened lawsuit; (B) any breach by a Company in any respect of any of its obligations, representations, warranties or covenants set forth in this Agreement or the other Definitive Documents; (C) the happening or existence of any event that a Company's board of directors or similar governing body of a Company determines, in good faith and based upon advice of legal counsel, is likely to make any of the conditions precedent set forth in (or to be set forth in) any of the Definitive Documents incapable of being satisfied in accordance with the Milestones; and (D) the occurrence of any Termination Event.

6.05.   <u>Negative Covenants in Support of the Restructuring Transactions</u>. During the Support Period, subject to the terms and conditions hereof, each of the Companies agrees, severally and not jointly, it shall not, directly or indirectly, do or permit to occur any of the following:

(a)   seek, support, encourage, propose, assist, consent to, file, or vote for, or enter or participate in any discussions or any agreement with any Person regarding, directly or indirectly, any Alternative Proposal; subject to Section 9 hereof;

(b) oppose, delay, impede, or take any other action that is materially inconsistent with this Agreement, the Restructuring Transactions or any of the Definitive Documents, or that would, or would reasonably be expected to, prevent, interfere with, delay or impede the implementation, solicitation, confirmation, or consummation of the Restructuring Transaction (including, but not limited to, the Bankruptcy Court's approval of the Definitive Documents (if applicable), the solicitation, and confirmation of the Plan);

(c) execute, deliver and/or file any Definitive Document (including any amendment, supplement or modification of, or any waiver to, any Definitive Document) that, in whole or in part, is not consistent in all material respects with this Agreement or is not otherwise reasonably acceptable to the Plan Sponsors and Consenting Noteholders, or file any pleading seeking authorization to accomplish or effect any of the foregoing;

(d) enter into any commitment or agreement with respect to debtor-in-possession financing, exit financing and/or other financing arrangements, other than with the Plan Sponsors or otherwise without the consent of Plan Sponsors;

(e) abandon, sell, assign, or grant a security interest in, any property owned by a Company outside the ordinary course of business;

(f) in the future, take any action, or as to insiders, permit any action, that would result in an "ownership change" as such term is used in IRC section 382;

(g) issue, sell, pledge, dispose of or encumber any additional shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of, any of its equity interests, including, without limitation, capital stock or limited liability company interests;

(h) split, combine or reclassify any outstanding shares of its capital stock or other equity interests, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to any of its equity interests;

(i) redeem, purchase or acquire or offer to acquire any of its equity interests, including, without limitation, capital stock or limited liability company interests;

(j) acquire or divest (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) (A) any corporation, partnership, limited liability company, joint venture or other business organization or division or (B) assets of a Company;

(k) file any motion, without the consent of the Plan Sponsors, which consent shall not be unreasonably withheld or delayed, (a) authorizing or directing the assumption or rejection of an executory contract or unexpired lease, or (b) authorizing the settlement of any claim or controversy that would be inconsistent with the Plan or would reduce the value of the Companies or the reorganized Companies in the reasonable opinion of the Plan Sponsors or would require payment of any amounts by the Debtors, the Reorganized Debtors or the Plan Sponsors that are not provided for in the Budget;

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(l)   cause or permit to occur the sale, disposal or other transfer of the Debtors' material assets or take any action in support of, or to cause, any of the foregoing, in each case without the express written consent of the Plan Sponsors in their sole discretion; or

(m)   except for any Fiduciary Action or Inaction, take any action that would result (or that with the giving of notice or the passage of time, or both, would result) in a Termination Event.

6.06.   Fiduciary Action or Inaction; Alternative Proposals.

(a)   Notwithstanding anything to the contrary herein, nothing in this Agreement shall require a Company's board of directors or similar governing body of a Company to take any action, or to refrain from taking any action, with respect to the Restructuring Transactions to the extent the Company's board of directors or similar governing body of the Company determines, after consulting with legal counsel, that taking such action, or refraining from taking such action, as applicable, would not be in compliance with applicable law or inconsistent with its fiduciary obligations under applicable law (any such action or inaction, a "*Fiduciary Action or Inaction*"); *provided*, however, that no Fiduciary Action or Inaction permitted by the foregoing shall be deemed to prevent the Consenting Noteholders from taking actions they are permitted to take pursuant to this Agreement as a result of such Fiduciary Action or Inaction, including terminating their obligations hereunder (including pursuant to Section 10); *provided*, further, that if any Fiduciary Action or Inaction would otherwise be a breach of a covenant or obligation of the Companies under this Agreement, then the Companies shall deliver written notice of such determination to the Plan Sponsors and the Consenting Noteholders within one (1) Business Day of such determination (a "*Fiduciary Out Notice*").

(b)   The Companies represent and warrant to the Consenting Noteholders and Plan Sponsors that there are no pending agreements (oral or written) or understandings, with respect to any plan of reorganization or liquidation, proposal, offer, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership, sale of assets or equity interests, tender offer, or in or out-of-court restructuring (other than the Restructuring Transactions) involving the Companies, or any of their assets, properties or businesses (an "*Alternative Proposal*").

(c)   During the Support Period, the Companies and their advisors may not, directly or indirectly, solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Proposal from any person or group of persons other than the Plan Sponsors or provide any non-public information to any third party in connection with an Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Restructuring Transactions.

(d)   If the Companies receive a proposal or expression of interest (written or oral) regarding an Alternative Proposal, the Companies shall promptly (and in any case no later than twenty-four (24) hours) notify counsel to the Consenting Noteholders and counsel to the Plan Sponsors of the receipt of any such proposal or expression of interest relating to an Alternative Proposal, with such notice to include the material terms thereof and, if applicable, a copy of such

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proposal, expression of interest, or Alternative Proposal, including (unless prohibited by a separate agreement to which none of the Companies Parties are a party) the identity of the person or group of persons involved (it being understood and agreed that the Companies shall not enter into any confidentiality or other agreement that would prohibit the Companies' obligations under this **Section 6.04(b)**).

(e)   In the event the Companies determine to terminate this Agreement to move forward with a *bona fide*, committed Alternative Proposal or otherwise in a purported exercise of their fiduciary duties, the Companies shall first provide the Plan Sponsors with at least five (5) Business Days' notice, of the material terms and conditions of such Alternative Proposal and/or their intent to terminate this Agreement, during which time the Plan Sponsors shall have a right of first refusal to match the terms of such *bona fide*, committed Alternative Proposal or otherwise to seek relief from the Bankruptcy Court; provided that the Plan Sponsors shall have no obligation to match such terms; and provided further, for the avoidance of doubt, that the Plan Sponsors' timeframe to exercise their right of first refusal shall not begin to run until the later of (i) the date that notice of such Alternative Proposal is provided to the Plan Sponsors or (ii) the date on which the documents memorializing such Alternative Proposal have been signed by both the Companies and the Alternative Proposal counterparty.

(f)   In the event the Plan Sponsors do not exercise their rights of first refusal as described above in **Section 6.04(e)**, the Companies otherwise seek to breach or terminate this Agreement in order to pursue an Alternative Proposal, the Bankruptcy Court approves an Alternative Proposal, or the Companies otherwise refuse or fail for any reason to consummate the Restructuring Transactions on the timeframes set forth herein or in any Financing Orders, then the Plan Sponsors, in addition to any and all rights that they have under the DIP Documents or the Plan, shall be entitled to the immediate payment and/or repayment of (i) the full amount of all reasonable and documented fees and expenses incurred by Plan Sponsors in connection with the Companies or the Restructuring Transactions; plus (ii) a termination/break-up fee in an amount equal to 5% of an imputed value of the Restructuring Transactions of $10,700,000; plus (iii) all principal, interest and other amounts then outstanding under the DIP Facility and the Funding Amount (items (i)-(iii) above, the "*Breakup Fee/Reimbursement Amount*"). Pending receipt of such payments, the Plan Sponsors shall have an allowed claim pursuant to sections 503(b) and 507(a)(2), (b) of the Bankruptcy Code for such amounts.

(g)   If the Companies become obligated to pay the Breakup Fee/Reimbursement Amount, the Companies will thereafter own the work product associated with the expenses and be able to utilize that work product in consummating an Alternate Proposal, provided that the Companies are not otherwise in breach of this Agreement, and provided, further, that nothing contained herein will cause or permit (i) the Companies to own any work product containing any information protected under the attorney-client privilege or other privilege benefiting Plan Sponsors, and (ii) a waiver of any attorney-client or other privilege benefitting Plan Sponsors.

6.07.   Automatic Stay. Each Company acknowledges and agrees and shall not dispute that after the commencement of the Chapter 11 Cases, the giving of notice of termination by any Party pursuant to this Agreement shall not be a violation of the automatic stay of section 362 of the Bankruptcy Code (and each Company hereby waives, to the greatest extent possible, the applicability of the automatic stay to the giving of such notice); *provided*, that nothing herein shall prejudice any Party's rights to argue that the giving of notice of default or termination was not proper under the terms of this Agreement.

6.08.   Certain Conditions. The obligations of the Companies set forth in this **Section 6** are subject to the following conditions:

(a)   this Agreement shall have become effective in accordance with the provisions of **Section 2** hereof; and

(b)   this Agreement shall not have been terminated in accordance with the terms of **Section 10** hereof.

Section 7.   *Agreements of the Plan Sponsors.*

7.01.   Restructuring Transactions Commitments. Subject to the terms and conditions set forth herein, including those set forth in **Section 7.03**, and provided that the Companies and Consenting Noteholders are not in default of their obligations hereunder, and in all respects to facilitate the Restructuring Transactions, the Plan Sponsors agree:

(a)   except as otherwise agreed by the Companies and the Plan Sponsor in writing (which writing may be an e-mail) to prepare all initial drafts of the Definitive Documents for the Companies' review and comment;

(b)   upon the Plan Sponsors' conclusion of diligence and reasonable determination that (i) no ownership change of Novation has occurred as contemplated by 26 U.S.C. § 382, and (ii) the NCI's net operating losses exist in the amount of not less than $450,000,000, and upon Plan Sponsors' receipt of the Budget, and provided that Companies are otherwise in compliance with the terms and conditions of this Agreement and are working and cooperating to the reasonable satisfaction of the Lead Plan Sponsor toward the effectuation of the Restructuring Transactions, to fund to the Companies the any portion of the Funding Amount not funded prior to the Agreement Effective Date, which shall be used only in accordance with the Budget;

(c)   that all expense of solicitation incurred by the Claims and Noticing Agent retained by the Companies shall be paid from the Funding Amount as they arise, except to the extent the Claims and Noticing Agent requests such amounts be paid in advance, provided, however, that all amounts are in accordance with the Budget;

(d)   to support and take all actions necessary or reasonably requested by the Companies to facilitate the implementation and consummation of the Restructuring Transactions in a timely manner, including without limitation supporting approval of the Financing Orders, the filing of the Plan, an accompanying Disclosure Statement and all other Definitive Documents required to be filed in connection with the solicitation of votes on, and confirmation of, the Plan; provided that nothing herein shall impose on the Plan Sponsors any requirement to agree to (i) extend the Milestones, or (ii) increase or provide any funding or loan to the Companies not otherwise contemplated by this Agreement, or (ii) waive or modify any material condition or provision of this Agreement, or any Definitive Document;

(e)   to fund or cause to be funded the DIP Facility on the terms and conditions set forth in the DIP Loan Agreement and the Financing Orders, including funding to the Companies the amounts necessary to fund the Professional Fee Escrow Account. For the avoidance of doubt, upon termination or expiration of this Agreement in accordance with its terms, the commitment of Plan Sponsors made pursuant to this Section 7.01(f) to fund the DIP Facility as set forth in the DIP Loan Agreement shall terminate;

(f)   subject to occurrence of the Plan Effective Date and subject to the other terms and conditions of the Plan and this Agreement, to fund the Preferred Stock Consideration; provided, however, upon the occurrence of a liquidity or change of control event with respect to Reorganized Novation, the Plan Sponsor's obligation to fund any Subsequent Preferred Stock Consideration due after the effective date of such liquidity or change of control event shall be terminated;

(g)   support the release provisions of the Plan and not opt out of granting any third party releases provided for thereunder to the Companies, the Consenting Noteholders or their respective Related Parties;

(h)   subject to occurrence of the Plan Effective Date and subject to the other terms and conditions of the Plan and this Agreement, to cause all Allowed General Unsecured Claims to be unimpaired, provided that all amounts paid in respect of the satisfaction of the Allowed General Unsecured Claims shall be added to the Term Loan Amount as the Additional Term Loan Amount; and

(i)   subject to occurrence of the Plan Effective Date and subject to the other terms and conditions of the Plan and this Agreement, to enter into the Term Loan Agreement and to fund the Term Loan Amount in accordance with the terms of the Plan and Term Loan Agreement.

7.02.   Funding Limitations. For the avoidance of doubt, the Plan Sponsors shall not be required to fund any amount in connection with the Plan or the Restructuring Transactions except for the Funding Amount, the DIP Facility, the Preferred Stock Consideration, the Additional Term Loan Amount, and the Plan Sponsor Expenses Additional Amount.

7.03.   Certain Conditions. The obligations of the Plan Sponsors to consummate the Restructuring Transactions pursuant to the Plan and on the terms set forth in this Section 7 are subject to the following conditions:

(a)   this Agreement shall have become effective in accordance with the provisions of **Section 2** hereof;

(b)   this Agreement shall not have been terminated in accordance with the terms of **Section 10** hereof;

(c)   the Board of Directors of Novation shall have approved the Restructuring Transactions;

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(d) each of the Definitive Documents shall be in form and substance acceptable to the Plan Sponsors;

(e) the Debtors shall have met the Milestones set forth on **Exhibit G** hereto;

(f) With respect to the DIP Facility, the Bankruptcy Court shall have entered the Interim Financing Order and Final Financing Order, as applicable, in form and substance acceptable to Plan Sponsors and the Debtors shall be in compliance with the covenants in the DIP Facility Documents;

(g) the Debtors shall have obtained entry of an order by the Bankruptcy Court approving the NOL Motion on terms reasonably satisfactory in form and substance to the Plan Sponsors;

(h) the Bankruptcy Court shall have entered an order approving the Debtors' assumption of this Agreement;

(i) Plan Sponsor tax counsel Mayer Brown LLP shall have issued an opinion that the transactions contemplated by the Plan, individually and in the aggregate, will not result in the application of Section 382(a) of the Code to Novation;

(j) With respect to the Plan:

(i) the Bankruptcy Court shall have entered the Confirmation Order, which shall be a final and non-appealable order,

(ii) all conditions precedent to the occurrence of the Plan Effective Date shall have been satisfied;

(iii) the Consenting Noteholders approving the Restructuring Transaction shall have provided reasonable and customary releases to the Companies and the Plan Sponsors pursuant to the Plan;

(iv) the Debtors shall have received any necessary regulatory approvals and material third party consents, on terms reasonably satisfactory to the Plan Sponsors; and

(v) to the extent requested by the Plan Sponsors, the Bankruptcy Court shall have authorized the Debtors to adopt the Tax Preservation Rights Plan for Reorganized Novation and to amend the Novation certificate of incorporation prohibiting transfers of equity of 4.9% or more;

(k) for the period prior to the Confirmation Date, there shall have been no material adverse change in the business, results of operations, prospects, condition (financial or otherwise) or assets of the Companies for the period from the Petition Date to the Confirmation Date, and for the period from the Confirmation Date to the Plan Effective Date, there shall have been no material adverse change in the business, results of operations, prospects, condition (financial or otherwise) or assets of the Companies for the period from the Confirmation Date to the Plan Effective Date;

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(l)   Novation shall have been delisted and not subject to SEC reporting requirements;

(m)   Novation shall have represented and warranted to the Plan Sponsors the amount of net operating losses and capital loss carryovers available (including the amount, the year the loss incurred, and the expiration period) and shall have provided to the Plan Sponsors a detailed capitalization disclosures and a list of its largest shareholders as of the Plan Effective Date as well as its latest financial statements and disclosures around its list of bank accounts, prior taxes paid and any existing liens;

(n)   The Exit Funding shall be sufficient to satisfy all payments necessary to implement the Plan and for the Effective Date to occur, including payment in full of all Allowed Other Secured Claims, Allowed Priority Non-Tax Claims, Allowed Priority Tax Claims, and Allowed Administrative Claims (including Allowed Fee Claims to the extent not already satisfied from amounts held in the Professional Fee Escrow Account, and United States Trustee Fee Claims), as well as any outstanding WSFS Fees, but specifically excluding any amounts necessary to pay those amounts set forth on the GUC Schedule.

(o)   There shall not have been filed proofs of claim against the Companies asserting General Unsecured Claims that the Plan Sponsors believe in good faith, after consulting with the Companies, to be allowable, in the aggregate, in an amount in excess of 150% of the amount, in the aggregate, set forth on the GUC Schedule.

(p)   The Board of Directors of Novation shall have selected a Chief Executive Officer for Reorganized Novation that is satisfactory to the Plan Sponsors and whose employment shall commence no later than the Effective Date; and

(q)   The Companies shall have maintained insurance policies deemed necessary or appropriate by the Plan Sponsors, including without limitation, general liability, D&O, E&O and key man insurance policies.

Section 8.   *Representations and Warranties*.

8.01.   Each of the Parties, severally, and not jointly, represents and warrants to each other Party that the following statements are complete and correct as of the date hereof:

(a)   Enforceability. It is validly existing and in good standing under the laws of the state of its organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

(b)   No Consent or Approval. Except as expressly provided in this Agreement, the Plan, or the Bankruptcy Code, no consent or approval is required by any other Person in order for it to effectuate the Restructuring Transactions contemplated by, and perform the respective obligations under, this Agreement.

(c)   Power and Authority. Except as expressly provided in this Agreement, it has all requisite corporate or other power and authority to enter into, execute, and deliver this Agreement and to effectuate the Restructuring Transactions contemplated by, and perform its respective obligations under, this Agreement.

(d)   Governmental Consents. Subject to necessary Bankruptcy Court approval and/or regulatory approvals associated with the Restructuring Transaction, the execution, delivery and performance by it of this Agreement does not require any registration or filing with consent or approval of, or notice to, or other action to, with or by, any federal, state, or other governmental authority or regulatory body.

(e)   No Conflicts. The execution, delivery, and performance of this Agreement does not: (i) violate any provision of law, rules or regulations applicable to it in any material respect; (ii) violate its certificate of incorporation, bylaws, or other organizational documents; or (iii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any contractual obligation to which it is a party, which conflict, breach, or default, would have a material adverse effect on the Restructuring Transactions.

8.02.   Each Consenting Noteholder, severally, and not jointly, represents and warrants to each other Party that the following statements are complete and correct as of the date hereof (or with respect to a Party that is joining this Agreement pursuant to **Section 5.02(a)**, as of the date of such joinder):

(a)   it is the beneficial owner of the face amount of the Company Claims and Interests, or is the nominee, investment manager, or advisor for beneficial holders of the Company Claims and Interests, as reflected in such Consenting Noteholder's signature block to this Agreement (such Company Claims and Interests, the "*Owned Company Claims/Interests*");

(b)   it has the full power and authority to act on behalf of, vote and consent to matters concerning the Owned Company Claims/Interests;

(c)   the Owned Company Claims/Interests are free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal, or other limitation on disposition, transfer, or encumbrances of any kind, that would adversely affect in any way such Consenting Noteholder's ability to perform any of its obligations under this Agreement at the time such obligations are required to be performed;

(d)   (i) it is one of (A) a qualified institutional buyer as defined in Rule 144A of the Securities Act, (B) an institutional accredited investor (as defined in Rule 501 of Regulation D under the Securities Act), or (C) a non-U.S. person who (x) is at the time of executing this Agreement, and has been at all times during the negotiation hereof, located outside the United States acquiring any securities of the Company Party in connection with the Restructuring Transactions in an offshore transaction (as each of those terms is used in Regulation S under the Securities Act) and (y) is a person or other entity to whom any securities of the Company Party may be offered and sold in the Restructuring Transactions in the manner contemplated herein without registration, qualification, filing or other governmental, stock exchange or regulatory approval or notification or similar process in its jurisdiction of incorporation, place of business or

29

domicile or residence, if different, and (ii) any securities of any Company Party acquired by the applicable Consenting Noteholder in connection with the Restructuring Transactions will have been acquired for investment and not with a view to distribution or resale in violation of the Securities Act; and

(e)   as of the date hereof, it has no actual knowledge of any event that, due to any fiduciary or similar duty to any other Person, would prevent it from taking any action required of it under this Agreement.

8.03.   Each Company, severally, and not jointly, represents and warrants to each other Party that the following statements are complete and correct as of the date hereof:

(a)   based on the facts and circumstances actually known by such Company, the Company's entry into this Agreement is consistent with the fiduciary duties of the Company and any directors or officers of the Company under applicable law; and

(b)   it has sufficient knowledge and experience to evaluate properly the terms and conditions of the Plan and this Agreement, and has been afforded the opportunity to consult with its legal and financial advisors with respect to its decision to execute this Agreement, and it has made its own analysis and decision to enter into this Agreement and otherwise investigated this matter to its full satisfaction.

8.04.   Each Plan Sponsor, severally, and not jointly, represents and warrants to each other Party that, as of the date hereof, it has the financial wherewithal, ability and/or any necessary commitments to consummate the Restructuring Transactions in accordance with the timeframes and deadlines set forth in this Agreement, including, but not limited to, the timely fulfillment of its obligations.

Section 9.   *Acknowledgement*. Notwithstanding any other provision herein, this Agreement is not and shall not be deemed to be an offer with respect to any securities or solicitation of votes for the acceptance of a plan of reorganization for purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise. Any such offer or solicitation will be made only in compliance with all applicable securities laws and provisions of the Bankruptcy Code. The Companies will not solicit acceptances of any Plan from Consenting Noteholders in any manner inconsistent with the Bankruptcy Code or applicable non-bankruptcy law.

Section 10.   *Termination Events*.

10.01.   <u>Consenting Noteholder Termination Events</u>. This Agreement may be terminated by any Consenting Noteholder ("*Terminating Consenting Noteholders*") by delivery of a written notice in accordance with **Section 12.10**, in the exercise of their sole discretion, upon the occurrence and continuation of any of the following events; provided that the Terminating Consenting Noteholders (or any of them) shall provide the Companies and Plan Sponsors notice and an opportunity to cure of not less than five (5) business days for each of the following events:

(a)   the breach by any Party other than the Terminating Consenting Noteholders of any of the representations, warranties, or covenants of such breaching Party as set forth in this

Agreement that would materially and adversely affect the Restructuring Transactions or the recovery of any Consenting Noteholder;

(b)   the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any injunction, judgment, decree, charge, ruling or order enjoining, the consummation of a material portion of the Restructuring Transactions or that materially impacts or impairs any of the Consenting Noteholders' rights or anticipated distributions as set forth in this Agreement;

(c)   the entry of an order by the Bankruptcy Court (or any other court of competent jurisdiction), or the filing of a motion or application by any Company seeking an order (without the consent of the Consenting Noteholders), (i) converting one or more of the Chapter 11 Cases of a Company to a case under chapter 7 of the Bankruptcy Code, (ii) appointing a trustee, receiver, or examiner with expanded powers beyond those set forth in section 1106(a)(3) and (4) of the Bankruptcy Code in one or more of the Chapter 11 Cases of a Company, (iii) rejecting, voiding, or deeming unenforceable this Agreement pursuant to section 365 of the Bankruptcy Code or otherwise or (iv) approving an Alternative Proposal;

(d)   the Bankruptcy Court grants relief that is inconsistent in any material respect with this Agreement, the Definitive Documents or the Restructuring Transactions, and such inconsistent relief is not dismissed, vacated or modified to be consistent with this Agreement during the cure period provided for herein and materially impacts the recovery of any Consenting Noteholder and that materially impacts or impairs any of the Consenting Noteholders' rights or anticipated distributions as set forth in this Agreement;

(e)   any Company (i) files, amends, or modifies, or files a pleading seeking approval of, any Definitive Document or authority to amend or modify any Definitive Document, in a manner that is materially inconsistent with, or constitutes a material breach (which remains uncured) of, this Agreement and is adverse to the Terminating Consenting Noteholder (including with respect to the consent rights afforded the Consenting Noteholders under this Agreement), without the prior written consent of the Consenting Noteholders, (ii) withdraws the Plan without the prior consent of the Consenting Noteholders, or (iii) publicly announces its intention to take any such acts listed in the immediately preceding clause;

(f)   on or after the Agreement Effective Date, any of the Companies consummates, announces, or enters into a definitive agreement evidencing any merger, consolidation, disposition of material assets, acquisition of material assets, or similar transaction, pays any dividend, or incurs any indebtedness for borrowed money, in each case outside the ordinary course of business, in each case other than: (i) the Restructuring Transactions or (ii) with the prior consent of the Consenting Noteholders;

(g)   a Company's board of directors or similar body of a Company exercises a Fiduciary Out, or a Fiduciary Out Notice is delivered (or required to be delivered) to the Consenting Noteholders;

(h)   any of the following shall have occurred: (i) the Companies or any affiliate of the Companies shall have filed any motion, application, adversary proceeding or cause of action

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(A) challenging the validity, enforceability, or priority of, or seek avoidance or subordination of the Secured Notes Claims, or (B) otherwise seeking to impose liability upon or enjoin the Consenting Noteholders (in each case, other than with respect to a breach of this Agreement); (ii) the Companies or any affiliate of the Companies shall have supported any application, adversary proceeding or cause of action referred to in clause (i) filed by another person, or consents (without the consent of the Consenting Noteholders) to the standing of any such person to bring such application, adversary proceeding or cause of action; or (iii) the Bankruptcy Court shall have entered an order that materially impacts or impairs any of the Consenting Noteholders' rights or anticipated distributions as set forth in this Agreement; or

(i)   the Bankruptcy Court enters an order amending, modifying, staying or vacating any of the Definitive Documents in the form approved by the Consenting Noteholders in a manner that materially and adversely affects the Restructuring Transactions or the Consenting Noteholders (including their recoveries pursuant to the Restructuring Transactions or the value thereof).

10.02. Company Termination Events. Any Company may terminate this Agreement (the "*Terminating Company*") as to all Parties (except as expressly provided below) upon delivery of a written notice in accordance with **Section 12.10**, in the exercise of their sole discretion, upon the occurrence and continuation of any of the following events; provided that the Terminating Company (or any of them) shall provide the Consenting Noteholders and Plan Sponsors notice and an opportunity to cure of not less than five (5) business days for each of the following events:

(a)   the Consenting Noteholders' or Plan Sponsors' material breach (which remains uncured) of any of their obligations under this Agreement;

(b)   the breach (that remains uncured) by one or more of any Consenting Noteholders or by the Plan Sponsors of any of the representations, warranties, or covenants of such breaching Party as set forth in this Agreement that would materially and adversely affect the Restructuring Transactions;

(c)   a Company's board of directors or similar governing body of a Company determines, after consulting with legal counsel, to terminate this Agreement as a result of a Fiduciary Action or Inaction (a "*Fiduciary Out*");

(d)   the Bankruptcy Court grants relief that would reasonably be expected to materially frustrate the purpose of this Agreement, except as may be permitted to in writing by the Companies; or

(e)   the termination of this Agreement by (a) the Consenting Noteholders, or (b) the Plan Sponsors.

10.03. Plan Sponsor Termination Events. This Agreement may be terminated by the Plan Sponsors by delivery of a written notice in accordance with **Section 12.10**, in the exercise of their sole discretion, upon the occurrence and continuation of any of the following events; provided that the Plan Sponsors shall provide the Companies and Consenting Noteholders notice and an opportunity to cure of not less than five (5) business days for each of the following events:

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(a)   the Companies or Consenting Noteholders' material breach (which remains uncured) of any of their obligations under this Agreement;

(b)   the Plan Sponsors reasonably determine that an "ownership change" as such term is used in IRC section 382 has occurred;

(c)   the Companies fail to comply with, satisfy, or achieve any case Milestones;

(d)   the occurrence of an event of termination under the Financing Orders;

(e)   the Companies fail to provide the Plan Sponsors and their agents with reasonable access to Companies' books, records, and management through the Plan Effective Date as provided for herein;

(f)   any of the Companies' material assets, are sold, assigned, licensed, pledged, collaterally assigned or otherwise transferred, or the Companies or any Consenting Noteholder takes any action in support of, or to cause, any of the foregoing, in each case without the written consent of the Plan Sponsors in their sole discretion;

(g)   a Company's board of directors or similar governing body of a Company exercises a Fiduciary Out, or a Fiduciary Out Notice is delivered (or required to be delivered) to the Plan Sponsors;

(h)   the Companies file any pleading to secure post-petition financing from any party other than the Plan Sponsors, including financing that provides for super-priority claims or priming liens on any collateral of the Plan Sponsors after extension of the DIP Facility without the Plan Sponsor's consent in writing in its sole and absolute discretion;

(i)   any of the Definitive Documents filed in the Chapter 11 Cases contain terms and conditions materially inconsistent with this Agreement or the Restructuring Transaction, except as may be permitted in writing by the Plan Sponsors;

(j)   conversion of the Chapter 11 Cases to a cases under chapter 7 of the Bankruptcy Code, appointment of a chapter 11 trustee, a responsible officer, or an examiner with enlarged powers (beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code) relating to the operation of Debtors, or dismissal of the Chapter 11 Cases;

(k)   the Bankruptcy Court grants relief that would reasonably be expected to materially frustrate the purpose of this Agreement, except as may be permitted in writing by the Plan Sponsors;

(l)   the Debtors file for approval of or otherwise support any Alternative Proposal or other transaction that is inconsistent with the Plan or the Restructuring Transactions;

(m)   any Company (i) files, amends, or modifies, or files a pleading seeking approval of, any Definitive Document or authority to amend or modify any Definitive Document, in a manner that is materially inconsistent with, or constitutes a material breach (which remains uncured) of, this Agreement without the prior written consent of the Plan Sponsors, (ii) withdraws

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the Plan without the prior consent of the Plan Sponsors, or (iii) publicly announces its intention to take any such acts listed in the immediately preceding clause;

(n)   on or after the Agreement Effective Date, any of the Companies consummates, announces, or enters into a definitive agreement evidencing any merger, consolidation, disposition of material assets, acquisition of material assets, or similar transaction, pays any dividend, or incurs any indebtedness for borrowed money, in each case outside the ordinary course of business, in each case other than: (i) the Restructuring Transactions or (ii) with the prior consent of the Plan Sponsors;

(o)   the Financing Orders or any of the orders approving the Plan, or the Disclosure Statement are reversed, stayed, dismissed, vacated, reconsidered, modified, or amended without the consent of the Plan Sponsors;

(p)   the Plan Sponsors shall reasonably determine, after consultation with the Companies, that any of the conditions to the occurrence of Confirmation or the Effective Date, including without limitation those conditions identified in Section 7.03 above, will be impossible to satisfy (*e.g.*, the Plan Sponsors reasonably determine that the Exit Funding will be insufficient to satisfy the payments contemplated to be paid therefrom or proofs of claim are filed that the Plan Sponsor reasonably believes will be allowable, in the aggregate, in an amount in excess of 150% of the amount, in the aggregate, set forth on the GUC Schedule); or

(q)   the Bankruptcy Court's approval of an Alternative Proposal or other transaction that is inconsistent with the terms of the Restructuring Transaction.

10.04. Mutual Termination. This Agreement, and the obligations of all Parties hereunder, may be terminated in writing by mutual agreement among the Consenting Noteholders, the Plan Sponsors, and each of the Companies.

10.05. Termination Upon Completion of the Restructuring Transactions. This Agreement, and the obligations of all Parties hereunder, shall terminate automatically without any further required action or notice on the Plan Effective Date.

10.06. Effect of Termination. No Party may terminate this Agreement if such Party failed to perform or comply in any material respect with the terms and conditions of this Agreement, with such failure to perform or comply in such material respect causing, or resulting in, the occurrence of one or more termination events specified herein. The date on which termination of this Agreement as to a Party is effective in accordance with this **Section 10** shall be referred to as a "*Termination Date*". Except as set forth below, upon the occurrence of a Termination Date as to a Party, this Agreement shall be of no further force and effect as between the terminating Party and the other Parties, and each Party subject to such termination shall be released from its obligations, commitments, undertakings, and agreements under or related to this Agreement (or any documents, instruments, or agreements related hereto) and shall have the rights and remedies that it would have had, had it not entered into this Agreement (or any documents, instruments, or agreements related thereto), and shall be entitled to take any and all actions, whether with respect to the Restructuring Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement (or any documents, instruments, or agreements related thereto);

provided that **Sections 10, 11 and 12** shall survive the termination of this Agreement. For the avoidance of doubt, if any class of Consenting Noteholders terminates this Agreement, the remaining Consenting Noteholders shall remain bound by this Agreement unless it is separately terminated by the remaining classes of Consenting Noteholders or the Plan Sponsors or Companies, as applicable. Upon the occurrence of a Termination Date, any and all consents or ballots tendered by the Terminating Consenting Noteholders, or in the event of termination by a Company, any and all consents or ballots tendered by any Party, before a Termination Date shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Restructuring Transactions and this Agreement or otherwise. Notwithstanding anything to the contrary in this Agreement, the foregoing shall not be construed to prohibit the Plan Sponsors, the Companies or any of the Consenting Noteholders from contesting whether any such termination is in accordance with the terms of this Agreement or to seek enforcement of any rights under this Agreement (or any documents, instruments, or agreements related thereto) that arose or existed before a Termination Date. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict (a) any right of any Company or the ability of any Company to protect and reserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Consenting Noteholder; (b) any right of any Consenting Noteholder, or the ability of any Consenting Noteholder to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Debtor or Consenting Noteholder; or (c) any right of the Plan Sponsors or the ability of any Plan Sponsor to protect and reserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Company or Consenting Noteholder. Nothing in this **Section 10.06** shall restrict any Party's right to terminate this Agreement in accordance with this **Section 10**.

Section 11. *Amendments; Waivers*. This Agreement may not be modified, amended, restated, or supplemented in any manner except in writing signed by all of: (a) the Consenting Noteholders; (b) the Plan Sponsors; and (d) each of the Companies; provided, however, that this **Section 11** shall not be amended without the consent of the Plan Sponsors. Any proposed modification, amendment, restatement, or supplement that is not approved by the requisite Parties as set forth above shall be ineffective and void *ab initio*. No failure or delay by a Party in enforcing any of such Party's rights under this Agreement will be deemed to be a waiver of such rights. No single or partial exercise of a Party's rights will be deemed to preclude any other or further exercise of such Party's rights under this Agreement. No waiver of any of a Party's rights under this Agreement will be effective unless it is in writing and signed by the Parties.

Section 12. *Miscellaneous*.

12.01. Further Assurances. Subject to the other terms of this Agreement, the Parties agree to execute and deliver such other documents, instruments, and agreements, and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, or as may be required by order of the Bankruptcy Court, from time to time, to effectuate the Restructuring Transactions in accordance with the terms of this Agreement, as applicable.

12.02. Headings. The headings of all sections of this Agreement are inserted solely for the convenience of reference and are not a part of and are not intended to govern, limit, or aid in the construction or interpretation of any term or provision hereof.

12.03. GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM; WAIVER OF TRIAL BY JURY. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, to the extent possible, in either the United States District Court for the District of Delaware or any court located in the State of Delaware (the "*Chosen Courts*"), and solely in connection with claims arising under this Agreement: (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts; (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts; and (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto; provided, however, that if the Debtors commence the Chapter 11 Cases, then the Bankruptcy Court (or court of proper appellate jurisdiction) shall be the exclusive Chosen Court for the duration of the Chapter 11 Cases or as long as the Bankruptcy Court exercises jurisdiction over the Debtors.

12.04. Disclosure; Publicity. The Companies shall submit drafts of any press releases and public documents that constitute disclosure of the existence or terms of this Agreement or any amendment to the terms of this Agreement, or otherwise relating to the Restructuring Transactions, to counsel for the Consenting Noteholders and Plan Sponsors at least two (2) Business Days prior to making any such disclosure. Subject to **Section 5.04**, no Consenting Noteholder or Plan Sponsor Party shall, without the prior written consent of the Companies, make any public announcement or otherwise communicate (other than to decline to comment) with any Person with respect to this Agreement or the Restructuring Transactions or any of the transactions contemplated hereby or thereby, other than as may be required by applicable law and regulation or by any governmental or regulatory authority or as may be required in connection with an annual report or to any representative of any Party who reasonably needs to know such information or by a Party or any of its affiliates as part of such Person's ordinary course internal or external reporting or review procedure or to such Person's equity and debt investors or any current or prospective investors, in each case (to the extent applicable) so long as such Person is obligated to keep such information confidential on terms at least as protective as contained herein. This **Section 12.05** shall not apply with respect to any information that is or becomes available to the public other than as a result of a disclosure in violation of any Party's obligations under this Agreement.

12.05. Trial by Jury Waiver. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.06. Execution of Agreement. This Agreement may be executed and delivered in any number of counterparts and by way of electronic (including via .PDF) signature and delivery. Each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each

6313426-1

individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.

12.07. <u>Interpretation and Rules of Construction</u>. This Agreement and the exhibits hereto are the product of negotiations among the Companies, Plan Sponsors, and the Consenting Noteholders, and in the enforcement or interpretation hereof, are to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement or any exhibit hereto, or any portion hereof, shall not be effective in regard to the interpretation hereof. The Companies, Plan Sponsors, and the Consenting Noteholders were each represented by counsel, or had the opportunity to be represented by counsel, during the negotiations and drafting of this Agreement and the exhibits hereto and continue to be represented by counsel or to have the opportunity to be represented by counsel. In addition, this Agreement shall be interpreted in accordance with section 102 of the Bankruptcy Code.

12.08. <u>Successors and Assigns</u>. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors and permitted assigns, as applicable. There are no third party beneficiaries under this Agreement, and the rights or obligations of any Party under this Agreement may not be assigned, delegated, or transferred to any other Person.

12.09. <u>Notices</u>. All notices hereunder shall be deemed given if in writing and delivered, if sent by electronic mail (provided that no undeliverable message is received by the sender), courier, or registered or certified mail (return receipt requested) to the following addresses (or at such other addresses as shall be specified by like notice):

       (a)   if to the Companies, to:

           Wyse Advisors LLC
           51 JFK Parkway
           Short Hills, New Jersey 07078
           Attention: Mike Wyse, Chief Restructuring Officer

           With a copy to

           Young Conaway Stargatt & Taylor, LLP
           1000 North King Street
           Wilmington, Delaware 19801
           Attention: Robert F. Poppiti, Jr. and Allison S. Mielke

       (b)   if to the Lead Plan Sponsor, to:

           Nighthawks Holdings I, LLC
           228 Park Avenue South, PMB #27207
           New York, New York 10003
           Attention: Daniel Strauss

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With a copy to

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attention: Daniel B. Besikof

(c)   if to the Minority Participant, to:

HOMF II Distressed Opportunities, Ltd.
333 Ludlow Street
South Tower, 5th Floor
Stamford, Connecticut 06902
Attn: Justin Gregory

(d)   if to a Consenting Noteholder, to:

Taberna Preferred Funding I, Ltd.
Taberna Preferred Funding II, Ltd.
333 Ludlow Street, 5th Floor
Stamford, Connecticut 06902
Attention: Jennifer Nam

or such other address as may have been furnished by a Party to each of the other Parties by notice given in accordance with the requirements set forth above.

Any notice given by mail or courier shall be effective when received.

12.10. <u>Independent Due Diligence and Decision Making</u>. Each Party hereby confirms that its decision to execute and deliver this Agreement has been based upon its independent investigation of the operations, businesses, financial and other conditions, and prospects of the Companies.

12.11. <u>Waiver</u>. If the Restructuring Transactions are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights. Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms, pursue the consummation of the Restructuring Transactions, or the payment of damages to which a Party may be entitled under this Agreement.

12.12. <u>Prior Negotiations; Entire Agreement</u>. This Agreement (including the exhibits hereto and made a part hereof) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written and oral, between the Parties with respect to the transactions contemplated hereby.

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12.13. <u>Specific Performance</u>. It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) as a remedy of any such breach, including an order of the Bankruptcy Court or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

12.14. <u>Several, Not Joint, Claims</u>. The agreements, representations, warranties, and obligations of the Parties under this Agreement are, in all respects, several and not joint.

12.15. <u>Severability and Construction</u>. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain in full force and effect if essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.

12.16. <u>Remedies Cumulative</u>. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

[Signature Pages Follow]

6313426-1

NOVATION HOLDING, INC.



By: _____
Michael Wyse
Chief Restructuring Officer

NOVATION COMPANIES, INC.



By: _____
Michael Wyse
Chief Restructuring Officer

HEALTHCARE STAFFING, INC.



By: _____
Michael Wyse
Chief Restructuring Officer

NOVASTAR MORTGAGE LLC



By: _____
Michael Wyse
Chief Restructuring Officer

Signature Page to RSA

TABERNA PREFERRED FUNDING I, LTD.
By: HCMC III, LLC, as its collateral manager

By:  _____
    Jennifer Nam
    Vice President

TABERNA PREFERRED FUNDING II, LTD.
By: HCMC III, LLC, as its collateral manager

By:  _____
    Jennifer Nam
    Vice President

Signature Page to RSA

NIGHTHAWKS HOLDINGS I, LLC

By: _____

Daniel Strauss
Authorized Signatory

HOMF II DISTRESSED
OPPORTUNITIES, LTD.

By: _____
Justin Gregory
Authorized Signatory

23535121.16
240968-10001

EXHIBIT A

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	))	Chapter 11
	)	
NOVATION COMPANIES, INC., *et al.*,[1]	))))	***IMPORTANT****: **No chapter 11 cases have been commenced as of the date of distribution of the solicitation package**
	)	
Debtors.	))	

DEBTORS' JOINT PREPACKAGED PLAN OF REORGANIZATION
PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

Dated: August 4, 2023

YOUNG CONAWAY STARGATT & TAYLOR, LLP
Robert S. Brady (No. 2847)
Robert F. Poppiti, Jr. (No. 5052)
Allison S. Mielke (No. 5934)
1000 North King Street
Wilmington, DE 19801
Telephone: (302) 571-6600
Email: rbrady@ycst.com
       rpoppiti@ycst.com
       amielke@ycst.com

Proposed Counsel to the Debtors

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[1] The Debtors in these chapter 11 cases, along with the last four digits of each Debtor's federal tax identification number, are: Novation Companies, Inc. (0661), Novation Holding, Inc. (7576) Healthcare Staffing, Inc. (6045), and NovaStar Mortgage LLC (0743). The mailing address for each of the Debtors is 1724 Phoenix Parkway, Building 600, College Park, Georgia 30349.

TABLE OF CONTENTS

Page

Article I	**Definitions, Rules of Construction and Exhibits**	**3**
Article II	**Classification of Claims and Interests**	**18**
Article III	**Treatment of Claims and Interests**	**19**
Article IV	**Acceptance or Rejection of Plan**	**24**
Article V	**Means of Plan Implementation**	**25**
Article VI	**Preservation and Prosecution of Causes of Action Held by the Debtors**	**32**
Article VII	**Provisions for Treatment of Disputed Claims**	**33**
Article VIII	**Distributions Under the Plan**	**34**
Article IX	**Executory Contracts and Unexpired Leases; Indemnification Obligations**	**37**
Article X	**Effect of Confirmation**	**41**
Article XI	**Retention of Jurisdiction**	**44**
Article XII	**Confirmation and Effectiveness of the Plan**	**46**
Article XIII	**Miscellaneous Provisions**	**48**
Article XIV	**Substantial Consummation**	**52**

INTRODUCTION

Novation Companies, Inc. ("***Novation***"), Novation Holding, Inc. ("***Novation Holding***"), Healthcare Staffing, Inc. ("***HCI***"), and NovaStar Mortgage LLC ("***NovaStar***"), the debtors-in-possession in the above-captioned cases, propose the following Plan[2] for the resolution of the outstanding Claims against and Interests in the Debtors. Reference is made to the Disclosure Statement for a discussion of the Debtors' history, businesses, properties and operations, projections for those operations, risk factors, a summary and analysis of the Plan, and certain related matters including, among other things, certain tax matters, and the securities and other consideration to be issued and/or distributed under the Plan. The Debtors reserve the right to alter, amend, modify, revoke or withdraw the Plan prior to its substantial consummation.

ARTICLE I

DEFINITIONS, RULES OF CONSTRUCTION AND EXHIBITS

Section 1.01.   Definitions.

Unless otherwise provided in the Plan, all terms used herein shall have the meanings ascribed to such terms in the Bankruptcy Code or the Bankruptcy Rules. For the purposes of the Plan, the following terms (which appear in the Plan in capitalized form) shall have the meanings set forth below, and such meanings shall be equally applicable to the singular and to the plural form of the terms defined, unless the context otherwise requires:

1.   "***510(b) Claims***" means all Claims arising pursuant to section 510(b) of the Bankruptcy Code.

2.   "***Additional Plan Payment Amount***" means the amount, if any, in excess of the Exit Funding the Plan Sponsor determines in its discretion to fund to satisfy any transactions necessary to implement the Plan and for the Effective Date to occur, including payment in full of all Allowed Other Secured Claims, Allowed Administrative Claims (including Allowed Fee Claims to the extent not already satisfied from amounts held in the Professional Fee Escrow Account and United States Trustee Fee Claims), Allowed Priority Non-Tax Claims, and Allowed Priority Tax Claims and all outstanding WSFS Fees.

3.   "***Additional Plan Payment Fee***" means a fee equal to 6% of any Additional Plan Payment Amount funded by the Plan Sponsor.

4.   "***Additional Term Loan Amount***" means the amount necessary to satisfy all Allowed General Unsecured Claims against the Debtors, including, without limitation, the amounts set forth on the GUC Schedule and any Excess Claim Amounts, any amounts expended under any insurance deductible or self-insured retention obligations and any amounts expended to defend against any General Unsecured Claims asserted against the Debtors, which amount shall

---

[2] All capitalized terms used but not defined herein shall have the meanings set forth in Article I herein.

be deemed to have been advanced as part of the Term Loan and added to the amounts due thereunder as they are advanced.

5. "***Administrative Claim(s)***" means a Claim for any (a) cost or expense of administration of the Chapter 11 Cases, of the kind specified in section 503(b), including sections 503(b)(9) and 507(a)(2) of the Bankruptcy Code, including, but not limited to (i) any actual and necessary post-petition costs or expenses of preserving the estates of the Debtors, (ii) any actual and necessary costs and expenses of operating the businesses of the Debtors, (iii) any indebtedness or obligations incurred or assumed by the Debtors in connection with the conduct of their businesses, (iv) amounts owed to vendors providing goods and services to the Debtors during the Chapter 11 Cases, (v) all compensation and reimbursement of expenses of Professionals or other Persons for services rendered or expenses incurred in the Chapter 11 Cases to the extent Allowed by the Bankruptcy Court under sections 328, 330, 331, or 363 of the Bankruptcy Code, whether fixed before or after the Effective Date (including Fee Claims), and (vi) United States Trustee Fee Claims.

6. "***Administration Fee***" means the fee in the amount of $565,000 payable on the Effective Date and annually thereafter by the Reorganized Debtors to the Plan Sponsor, as provided for in the Plan and the Administration Fee Agreement.

7. "***Administration Fee Agreement***" means that certain agreement by and among the Reorganized Debtors and the Plan Sponsor in the form to be attached to the Plan Supplement.

8. "***Administrative Claims Bar Date***" means the date that is thirty (30) days after the Effective Date or such other date as the Bankruptcy Court determines.

9. "***Administrative and Priority Claims Reserve Estimate***" means a good faith estimate by the Debtors of the total amount of Administrative Claims, Priority Non-Tax Claims, and Priority Tax Claims that may be Allowed against the Debtors.

10. "***Administrative and Priority Claims Reserve***" means the reserve established on the Effective Date by the Debtors under the Plan and approved by the Bankruptcy Court in the Confirmation Order for purposes of satisfying Allowed Administrative Claims, Allowed Priority Non-Tax Claims, and Allowed Priority Tax Claims.

11. "***Affiliate***" has the meaning set forth in 11 U.S.C. § 101(2).

12. "***Allowed***" means with respect to any Claim (including any Administrative Claim) and/or Interest or portion thereof (to the extent such Claim or Interest is not Disputed or Disallowed): (a) any Claim or Interest, proof of which (i) was timely Filed with the Bankruptcy Court, (ii) was deemed timely Filed pursuant to section 1111(a) of the Bankruptcy Code, or (iii) was not required to be Filed pursuant to a Final Order; (b) any Claim or Interest that has been, or hereafter is, listed in the Schedules as of the Effective Date as (i) liquidated in an amount other than zero, and (ii) not Disputed or contingent (or as to which the applicable Proof of Claim has been withdrawn or Disallowed); (c) any Claim or Interest which has been allowed (whether in whole or in part) by a Final Order (but only to the extent so allowed), and, in (a) and (b) above, as to which no objection to the allowance thereof, or action to subordinate, avoid, classify, reclassify, expunge, estimate or otherwise limit recovery with respect thereto, has been Filed within the

applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or a Final Order; (d) any Claim or Interest allowed under or pursuant to the terms of the Plan; (e) any Claim arising from the recovery of property under sections 550 or 553 of the Bankruptcy Code which has been allowed in accordance with section 502(h) of the Bankruptcy Code; (f) any Claim relating to a rejected Executory Contract or rejected Unexpired Lease that either (i) is not Disputed and a Proof of Claim has been filed by the applicable Bar Date or (ii) has been allowed by a Final Order; *provided*, *however*, that Claims or Interests allowed solely for the purpose of voting to accept or reject the Plan pursuant to an order of the Bankruptcy Court (including in the Solicitation Order) shall not be considered "Allowed" hereunder.

13. *"Amended Certificate and Bylaws"* means the amended and restated certificate[s] of incorporation and bylaws for the Reorganized Debtors, if so amended, or, in the case of NovaStar, the amended and restated limited liability company agreement for NovaStar, in each case in the form[s] set forth in the Plan Supplement.

14. *"Assets"* means all assets of the Debtors' Estates, including "property of the estate" as described in section 541 of the Bankruptcy Code, including Cash, any Causes of Action that may be asserted by the Debtors, securities, proceeds of insurance and insurance policies, all rights and interests, all real and personal property, and all files, books and records of the Debtors' Estates, including documents that are subject to any applicable privilege.

15. *"Avoidance Action(s)"* means any and all Causes of Action which a trustee, the Debtors, the Estates or other appropriate party in interest may assert under Chapter 5 of the Bankruptcy Code, including, but not limited to, sections 502(d), 510, 522(f), 522(h), 542, 543, 544, 545, 547, 548, 549, 550, 551, 553 and 724(a) of the Bankruptcy Code.

16. *"Ballot"* means the form distributed to each Holder of an Impaired Claim entitled to vote on the Plan on which such Holder is to indicate the acceptance or rejection of the Plan.

17. *"Bankruptcy Code"* means title 11 of the United States Code, 11 U.S.C. §§ 101, *et seq.*, together with all amendments and modifications thereto as applicable to the Chapter 11 Cases.

18. *"Bankruptcy Court"* means the United States Bankruptcy Court for the District of Delaware or, if such court ceases to exercise jurisdiction over these proceedings, the court or adjunct thereof that exercises jurisdiction over the Chapter 11 Cases.

19. *"Bankruptcy Rule(s)"* means (a) the Federal Rules of Bankruptcy Procedure and the Official Bankruptcy Forms, as amended and promulgated under 28 U.S.C. § 2075, (b) the applicable Local Rules of Bankruptcy Practice and Procedure of the United States Bankruptcy Court for the District of Delaware, to the extent applicable, and (c) any other local rules and standing orders governing practice and procedure issued by the Bankruptcy Court, each as in effect on the Petition Date, together with all amendments and modifications thereto that were subsequently made applicable to the Chapter 11 Cases or proceedings therein, as the case may be.

20. *"Bar Date"* means the general bar date and Governmental Unit bar date as set forth in the Bar Date Order, or any other date set therefore by order of the Bankruptcy Court.

21.   "***Bar Date Order***" means that certain *Order Establishing Deadlines for Filing Proofs of Claim and Approve the Form and Manner of Notice Thereof* entered by the Bankruptcy Court on [●], 2023 (Docket No. [●]).

22.   "***Business Day(s)***" means any day which is not a Saturday, a Sunday, a "legal holiday" as defined in Bankruptcy Rule 9006(a), or a day on which banking institutions in the State of New York are authorized or obligated by law, executive order or governmental decree to be closed.

23.   "***Cash***" or "***$***" means the lawful currency of the United States of America and its equivalents including bank deposits and checks.

24.   "***Cause(s) of Action***" means any and all actions, proceedings, obligations, judgments, debts, accounts, claims, rights, defenses, third-party claims, damages, executions, demands, crossclaims, counterclaims, suits, causes of action (including against insiders), choses in action, controversies, agreements, promises, rights to legal remedies, rights to equitable remedies, rights to payment and claims whatsoever (and any rights to any of the foregoing), whether known, unknown, reduced to judgment, not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, then existing or thereafter arising, secured or unsecured and whether asserted or assertable directly, indirectly or derivatively, at law, in equity or otherwise, including, without limitation, any Avoidance Action or other recharacterization, subordination, avoidance, or other claim arising under or pursuant to section 105 or chapter 5 of the Bankruptcy Code or under any similar provisions of applicable state or federal law.

25.   "***CEO Employment Agreement***" means the employment agreement for Daniel Strauss as CEO of Reorganized Novation in the form to be filed with the Plan Supplement.

26.   "***Chapter 11 Cases***" means the jointly administered chapter 11 cases of the Debtors herein pending in the Bankruptcy Court.

27.   "***Claim(s)***" means a "claim" as defined in section 101(5) of the Bankruptcy Code against any one or more of the Debtors, or their property, whether or not asserted.

28.   "***Claims Objection Bar Date***" means (a) for all Claims other than Claims of Governmental Units, the first Business Day that is 60 days after the Effective Date and (b) for Claims of Governmental Units, the first Business Day that is 60 days after the Governmental Unit bar date set forth in the Bar Date Order, as each such date may be extended by order of the Bankruptcy Court.

29.   "***Class***" means each group or category of Claims or Interests as classified herein.

30.   "***Class 3 Equity Pool***" means 52.5% percent of the New Common Stock to be shared pro rata among the Holders of Class 3 Claims on the Effective Date.

31.   "***Class 3 Preferred Stock***" means the preferred stock of Reorganized Novation to be issued by Reorganized Novation on the Effective Date to the Holders of Class 3 Claims, which shall (a) have an aggregate liquidation preference equal to $3,000,000, (b) receive a dividend of

3% per annum, which shall accrue and be cumulative and compounding, (c) exist in perpetuity until redeemed, (d) be redeemable at Reorganized Novation's option at any time and at the Plan Sponsor's option at any time four (4) years following the date of issuance, (e) be the most senior equity security of Reorganized Novation; and (f) so long as any shares of such preferred stock of Reorganized Novation remain outstanding, entitle the Holders of Class 3 Claims to nominate and elect one (out of seven) directors to the board of directors of Reorganized Novation.

32. "***Closing***" means the closing of the transactions contemplated under Article V of the Plan.

33. "***Code***" means the Internal Revenue Code of 1986, as amended.

34. "***Confirmation***" means the entry by the Bankruptcy Court of the Confirmation Order.

35. "***Confirmation Date***" means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket of the Bankruptcy Court with respect to the Chapter 11 Cases.

36. "***Confirmation Hearing***" means the hearing held before the Bankruptcy Court to consider Confirmation of the Plan pursuant to sections 1128(a) and 1129 of the Bankruptcy Code, as it may be adjourned or continued from time to time.

37. "***Confirmation Order***" means the order entered by the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

38. "***Creditor***" means any Person that is the Holder of any Claim or Interest against the Debtors.

39. "***Cure Amount***" means all amounts required to be paid, as ordered by the Bankruptcy Court or otherwise agreed upon by a counterparty to an Executory Contract or Unexpired Lease, to assume an Executory Contract or Unexpired Lease pursuant to section 365 of the Bankruptcy Code.

40. "***Cure Notice***" means a notice sent to non-Debtor counterparties to Executory Contracts and Unexpired Leases indicating the proposed Cure Amounts to be paid to such counterparties to satisfy any cure obligations for assumption pursuant to section 365(b) of the Bankruptcy Code of the Executory Contracts and Unexpired Leases listed thereon.

41. "***Debtor Released Parties***" means, collectively, each of, and in each case in its capacity as such, the (a) Debtors' directors, officers, and employees; (b) the Plan Sponsor and the Plan Sponsor's Related Parties; (c) the Noteholders and the Noteholders' Related Parties; (d) Professionals; and (e) WSFS; provided, however, that in each case a person or entity shall not be a Debtor Released Party if it objects to the Plan's release provisions.

42. "***Debtor Subsidiaries***" means, collectively, Novation Holding, HCI, and NovaStar.

43. "***Debtors***" means, collectively, Novation, Novation Holding, HCI, and NovaStar.

44. "***DIP Budget***" means the budget for the use of cash and the proceeds of the DIP Facility as approved pursuant to the DIP Order, as it may be amended, supplemented, or altered in accordance with the DIP Facility Documents and the DIP Order.

45. "***DIP Claims***" means all Claims associated with the DIP Obligations.

46. "***DIP Facility***" means the loans made by the Plan Sponsor to the Debtors pursuant to the terms of the DIP Facility Documents and the DIP Order.

47. "***DIP Facility Documents***" means that certain *Debtor-In-Possession Loan and Security Agreement* and all other documents memorializing the terms of the DIP Facility.

48. "***DIP Obligations***" means all amounts due and owing under the DIP Facility as of the Effective Date, including, principal, interest, fees and expenses and, at the election of the Plan Sponsor, after consulting with the Debtors, the Plan Sponsor Expenses Amount if not paid in cash or as an offset to the amount of the Initial Preferred Stock Consideration.

49. "***DIP Order***" means the interim and final orders entered on the docket of the Chapter 11 Cases by the Bankruptcy Court (a) authorizing the use of cash collateral, (b) approving the DIP Facility and (c) granting related relief (Docket Nos. [●]).

50. "*Disallowed*" means any Claim against the Debtors which, in whole or in part, (a) has been disallowed by a Final Order; (b) has been withdrawn by agreement of the Holder thereof and the Debtors; (c) has been withdrawn by the Holder thereof; (d) is listed in the Schedules as a zero amount or as Disputed, contingent or unliquidated and in respect of which a Proof of Claim has not been timely Filed or deemed timely Filed pursuant to the Plan, the Bankruptcy Code or any Final Order or other applicable law; (e) has been reclassified, expunged, subordinated or estimated resulting in a reduction in the Filed amount of any Proof of Claim; (f) is evidenced by a Proof of Claim that is required to be Filed, but was not timely Filed; (g) is unenforceable against the Debtors and the Property of the Debtors, under any agreement or applicable law for a reason other than because such Claim is contingent or unmatured; (h) includes unmatured interest, penalties or late charges; (i) is for reimbursement or contribution that is contingent as of the time of allowance or disallowance of such claim; or (j) is a Claim or portion thereof for any fine, penalty, forfeiture, attorneys' fees (to the extent such attorneys' fees are punitive in nature), or for multiple, exemplary or punitive damages, to the extent that such fine, penalty, forfeiture, attorneys' fees or damages does not constitute compensation for the Creditor's actual pecuniary loss. In each case a Disallowed Claim is disallowed only to the extent of disallowance, withdrawal, reclassification, expungement, subordination or estimation.

51. "***Disallowed Claim***" means a Claim that is Disallowed, or the Disallowed portion thereof.

52. "***Disbursing Agent(s)***" means the Reorganized Debtors or any other entity in its capacity as a disbursing agent under the Plan.

53. "***Disclosure Statement***" means the disclosure statement related to the Plan, dated as of the date hereof, as such disclosure statement may be amended, modified or supplemented

from time to time, and all exhibits and schedules annexed thereto, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code.

54.   "***Disputed***" means (a) a Claim for which an objection has been Filed by the Claims Objection Bar Date, and such objection has not been withdrawn or denied by a Final Order; (b) a Claim which asserts it is contingent or unliquidated in whole or in part; (c) a Claim that is listed in the Debtors' Schedules as disputed, contingent, or unliquidated; or (d) a tort claim.

55.   "***Disputed Distribution***" means any dispute that arises as to the identity of a Holder of an Allowed Claim who is to receive any Distribution.

56.   "***Distribution***" means Cash, property, interests in property or other value distributed under the Plan to the Holders of Allowed Claims.

57.   "***Distribution Record Date***" means, for purposes of determining the Holders of Claims and Interests entitled to receive Distributions under the Plan on account of such Claims and Interests, the Effective Date.

58.   "***Effective Date***" means the first Business Day on which all conditions to the Effective Date set forth in Section 12.02 of the Plan have been satisfied or waived or such other later date as may be mutually agreed by the Debtors and the Plan Sponsor.

59.   "***Effective Date Notice***" means a notice of the occurrence of the Effective Date that shall be filed on the docket of the Bankruptcy Court, substantially in the form attached to the Confirmation Order.

60.   "***Estates***" means the estates of the Debtors created by operation of law on the Petition Date pursuant to section 541 of the Bankruptcy Code.

61.   "***Excess Claim Amount***" means the sum of (i) the amount of any Allowed General Unsecured Claims not set forth on the GUC Schedule and (ii) the amount by which the Allowed General Unsecured Claims identified on the GUC Schedule exceed the amount identified on the GUC Schedule with respect to such claims.

62.   "***Exculpated Party***" means each of and solely in their capacities as such: (a) the Debtors; (b) the Estates; (c) the Debtors' directors, officers and employees that served during the pendency of the Chapter 11 Cases; and (d) the Professionals.

63.   "***Exit Funding***" means sufficient Cash, funded first from the proceeds of the DIP Facility, to the extent the Debtors' ability to borrow thereunder has not been exhausted, and then from the proceeds of the Initial Preferred Stock Consideration, to fund all transactions necessary to implement the Plan and for the Effective Date to occur, including payment in full of all Allowed Other Secured Claims, Allowed Priority Non-Tax Claims, Allowed Priority Tax Claims, and Allowed Administrative Claims (including Allowed Fee Claims to the extent not already satisfied from amounts held in the Professional Fee Escrow Account, and United States Trustee Fee Claims), as well as any outstanding WSFS Fees, but specifically excluding any amounts necessary to pay those amounts set forth on the GUC Schedule.

64. "***Executory Contract***" means a contract to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

65. "***Fee Claim***" means an Administrative Claim under sections 328, 330, 331, 363, or 503 of the Bankruptcy Code for compensation of a Professional for services rendered or expenses incurred in the Chapter 11 Cases on or prior to the Effective Date.

66. "***Final Order***" means an order, ruling, judgment, the operation or effect of a judgment or other decree issued and entered by the Bankruptcy Court or by any state or other federal court or other court of competent jurisdiction which has not been reversed, vacated, stayed, modified or amended, and as to which (a) the time to appeal or petition for review, rehearing, certiorari, reargument or retrial has expired and as to which no appeal or petition for review, rehearing, certiorari, reargument or retrial is pending, or (b) any appeal or petition for review, rehearing, certiorari, reargument or retrial has been finally decided and no further appeal or petition for review, rehearing, certiorari, reargument or retrial can be taken for granted.

67. "***Funding Amount***" means an amount equal to all amounts funded by the Plan Sponsor to the Debtors prior to the Petition Date in accordance with the RSA, which amount is not less than $1,285,000 as of the date of the Plan.

68. "***Funding Amount Claims***" means the General Unsecured Claims of the Plan Sponsor relating to the Funding Amount.

69. "***General Unsecured Claim***" means any Claim against any Debtor that is not an Administrative Claim (including a Fee Claim or United States Trustee Fee Claim), Priority Non-Tax Claim, Priority Tax Claim, DIP Claim, Other Secured Claim, Intercompany Claim, Noteholder Claim or 510(b) Claim.

70. "***Governmental Unit***" has the meaning set forth in section 101(27) of the Bankruptcy Code.

71. "***GUC Schedule***" means the schedule of all General Unsecured Claims known by the Debtors as of the Petition Date as set forth on an exhibit to the RSA.

72. "***Holder***" means the legal or beneficial holder of a Claim or Interest (and, if used in conjunction with a Class or type of Claim or Interest, means a holder of a Claim or Interest in such Class or of such type).

73. "***Impaired***" means, when used with reference to a Claim or Interest, a Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

74. "***Initial Preferred Stock Consideration***" means $350,000 to be funded by the Plan Sponsor on the Effective Date, *less* any amounts necessary to fund the Exit Funding and any amounts offset against the Plan Sponsor Expenses Amount.

75. "***Intercompany Claim***" means a Claim held by a Debtor or an Affiliate of a Debtor against another Debtor or, in the case of an Affiliate of a Debtor, any Debtor.

76.   "***Interests***" means all previously issued and outstanding interests (whether legal, equitable, contractual or other rights) of any Holders of any class of equity securities of any of the Debtors represented by shares of common or preferred stock or other instruments evidencing an ownership interest in any of the Debtors, whether or not certificated, transferable, voting or denominated "stock" or a similar security, or any option, warrant or right, contractual or otherwise, to acquire any such Interests.

77.   "***IRS***" means the Internal Revenue Service.

78.   "***Lead Plan Sponsor***" means Nighthawks Holdings I, LLC or any of its successors or assigns, or any designee thereof.

79.   "***Lien***" means, with respect to any asset or Property (or the Cash, rent, revenue, income, profit or proceed therefrom), and in each case, whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise: (a) any and all mortgages, liens, pledges, attachments, charges, leases evidencing a capitalizable lease obligation, conditional sale or other title retention agreement, or other security interest or encumbrance or other legally cognizable security devices of any kind in respect of any asset or Property, or upon the Cash, rents, revenues, income, profits or proceeds therefrom; or (b) any arrangement, express or implied, under which any Property is transferred, sequestered or otherwise identified for the purpose of subjecting or making available the same for the payment of debt or performance of any other obligation in priority to the payment of General Unsecured Claims.

80.   "***Management Contract***" means that certain Management Contract by and between the Plan Sponsor and Reorganized Novation, a copy of which shall be filed with the Plan Supplement, pursuant to which the Plan Sponsor will provide management services and business advisory services to Reorganized Novation in exchange for the Warrants.

81.   "***Management Incentive Plan***" means the Management Incentive Plan, in the form to be filed with the Plan Supplement, to be implemented in accordance with Section 5.02(j) of the Plan.

82.   "***Minority Participant***" means HOMF II Distressed Opportunities, Ltd. or any of its successors or assigns, or any designee thereof.

83.   "***New Common Stock***" means the common stock of Reorganized Novation to be issued pursuant to the terms of the Plan.

84.   "***New Equity Interests***" means, collectively, the Preferred Stock and the New Common Stock.

85.   "***Note Purchase Agreement***" means the *Senior Secured Note Purchase Agreement* dated as of July 27, 2017, among Novation Companies, Inc. as Issuer, the Subsidiaries of the Issuer from time to time party thereto, as Guarantors, Taberna Preferred Funding I, Ltd., Taberna Preferred Funding II, Ltd. and Kodiak CDO I, Ltd., as Noteholders, and Wilmington Savings Fund Society, FSB, as Collateral Agent, as amended, restated, and supplemented from time to time in accordance with its terms.

86.   "*Noteholder Claim*" means all Claims of the holders of notes arising under the Note Purchase Agreement.

87.   "*Noteholders*" means the Holders of Noteholder Claims.

88.   "*Objection*" means any objection, application, motion, complaint or other legal, equitable or administrative proceeding brought by any party (including arbitration, mediation, summary proceeding, adversary proceeding or other litigation if applicable) seeking to disallow, determine, liquidate, classify, reclassify or establish the priority, expunge, avoid, subordinate, estimate or otherwise limit recovery, in whole or in part, with respect to any Claim (including any request for payment of any Administrative Claim).

89.   "*Ordinary Course Administrative Claims*" means Administrative Claims against the Debtors that represent liabilities incurred in the ordinary course of business of the Debtors.

90.   "*Person(s)*" means a corporation, governmental unit and person, each as respectively defined in sections 101(9), (27) and (41) of the Bankruptcy Code, including a natural person, individual, partnership, corporation, or other domestic or foreign entity or organization.

91.   "*Petition Date*" means the date upon which the Chapter 11 Cases were commenced in the Bankruptcy Court.

92.   "*Plan*" means this prepackaged chapter 11 plan of reorganization proposed by the Debtors, including all exhibits, appendices, schedules and annexes, if any, attached or to be attached thereto or filed or considered in connection therewith including a Plan Supplement, if any, as such plan and related documents may be further altered, amended, supplemented or modified from time to time in accordance with the provisions of the Bankruptcy Code, the Bankruptcy Rules, the Plan and/or the Confirmation Order.

93.   "*Plan Document*" means collectively the Plan and or any exhibit, appendix, schedule or annex thereto, including, but not limited to, the Plan Supplement.

94.   "*Plan Sponsor*" means the Lead Plan Sponsor and the Minority Participant, including, for the avoidance of doubt, successors or assigns, or any designee thereof.

95.   "*Plan Sponsor Expenses Amount*" means an amount up to and including $200,000 for the Plan Sponsor's reasonable and documented transaction fees and expenses, including the fees and expenses of investment bankers and tax, legal and other advisors.

96.   "*Plan Sponsor Expenses Additional Amount*" means any amount over $200,000 for the Plan Sponsor's reasonable and documented transaction fees and expenses, including the fees and expenses of investment bankers and tax, legal and other advisors.

97.   "*Plan Sponsor Preferred Stock*" means the preferred stock of Reorganized Novation to be issued by Reorganized Novation on the Effective Date to the Plan Sponsor, which shall (a) have an aggregate liquidation preference of $2,000,000, (b) receive a dividend of 3% per annum, which shall accrue and be cumulative and compounding, (c) exist in perpetuity until redeemed, (d) be redeemable at Reorganized Novation's option at any time and at the Plan

Sponsor's option at any time four (4) years following the date of issuance, (e) be the most senior equity security of Reorganized Novation, and (f) so long as any shares of such preferred stock of Reorganized Novation remain outstanding, entitle the Plan Sponsor to nominate and elect one (out of seven) directors to the board of directors of Reorgnized Novation.

98. "*Plan Supplement*" means (if any) such exhibits, documents, lists or schedules not Filed with the Plan but as may be Filed at least seven (7) days prior to the deadline to object to Confirmation of the Plan or such other date as may be approved by the Bankruptcy Court.

99. "*Preferred Stock*" means the Plan Sponsor Preferred Stock and the Class 3 Preferred Stock, which shall be issued on the Effective Date and which will have the rights set forth in section 5.02(b) below.

100. "*Preferred Stock Consideration*" means the Initial Preferred Stock Consideration *plus* the Subsequent Preferred Stock Consideration.

101. "*Priority Non-Tax Claim*" means any Claims entitled to priority in payment pursuant to sections 507(a)(4) and 507(a)(5) of the Bankruptcy Code.

102. "*Priority Tax Claim*" means any Claims of a governmental unit (as defined in section 101(27) of the Bankruptcy Code) of the kind entitled to priority in payment pursuant to sections 502(i) and 507(a)(8) of the Bankruptcy Code.

103. "*Professional*" shall mean any professional retained by the Debtors by order of the Bankruptcy Court in these Chapter 11 Cases in accordance with sections 327, 328, 330, 363, or 1103 of the Bankruptcy Code, including without limitation YCST.

104. "*Professional Fee Escrow Account*" means the account held by YCST and funded from the DIP Facility pursuant to the terms of the Plan, the DIP Order and the DIP Budget, to satisfy Allowed Fee Claims in accordance with Section 3.02(a)(2)(B) of the Plan.

105. "*Professional Fee Reserve Amount*" means the total aggregate amount of the Professionals' estimated Fee Claims, as provided for in the DIP Budget, which amount shall not be less than $731,000 in the aggregate.

106. "*Proof(s) of Claim*" means any proof of claim Filed or that should have been Filed with the Bankruptcy Court in the Chapter 11 Cases pursuant to Bankruptcy Rules 3001 or 3002, the Bar Date Order, or other order of the Bankruptcy Court.

107. "*Property*" means, as to the Debtors, any and all assets or property of the Debtors, of any kind, nature or description whatsoever, real or personal, tangible or intangible, as defined in section 541 of the Bankruptcy Code.

108. "*RSA*" means the Restructuring Support Agreement, dated as of the date hereof, and entered into by and among the Debtors, certain of the Noteholders, and the Plan Sponsor (as amended, supplemented, or otherwise modified from time to time).

109. "**_Related Parties_**" means collectively, with respect to a Person, including each Debtor Released Party and Third-Party Released Party, such Person's current, former and future affiliates, and such Person's, to the extent applicable, current and former directors, managers, officers, successors, assigns, subsidiaries, affiliates, principals, members, employees, agents, advisors, attorneys, accountants, investment bankers, consultants, representatives and other professionals.

110. "**_Released Parties_**" means, collectively, the Debtor Released Parties and the Third-Party Released Parties.

111. "**_Releasing Parties_**" means, collectively, each of, and in each case in its capacity as such: (a) the Plan Sponsor; (b) the Noteholders; (c) Holders of Claims that are Unimpaired and presumed to accept the Plan and do not timely object to the Plan's third-party release provisions; (d) WSFS; and (e) the Related Parties of those Releasing Parties identified in (a) through (d) solely with respect to claims, interests, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities that such Related Parties could have properly asserted on behalf of such Releasing Parties.

112. "**_Reorganized Debtors_**" means the Debtors on and after the Effective Date.

113. "**_Reorganized Novation_**" means Novation on and after the Effective Date.

114. "**_Schedules_**" means the Schedules, Statements and Lists filed with the Bankruptcy Court by the Debtors pursuant to Bankruptcy Code section 521(1) and Bankruptcy Rule 1007, as they have been or may be amended or supplemented from time to time in accordance with Bankruptcy Rule 1009 or orders of the Bankruptcy Court prior to the entry of the final decree in these Cases.

115. "**_Schedule of Assumed Executory Contracts_**" means the schedule of Executory Contracts and Unexpired Leases to be assumed by the Debtors pursuant to the Plan, to be included in the Plan Supplement, as it may be amended by the Debtors from time to time.

116. "**_Schedule of Rejected Executory Contracts_**" means the schedule of Executory Contracts and Unexpired Leases to be rejected by the Debtors pursuant to the Plan, to be included in the Plan Supplement, as it may be amended by the Debtors from time to time.

117. "**_SOFR_**" means the Secured Overnight Financing Rate as published on the website of the Federal Reserve Bank of New York; provided that for purposes of the Term Loan SOFR shall be not less than 4.5%.

118. "**_Solicitation Order_**" means that certain Order entered by the Bankruptcy Court on August [●], 2023 (Docket No. [●]) approving the _Motion of the Debtors for Entry of an Order (I) Scheduling a Combined Hearing On (A) Adequacy of Disclosure Statement, (B) Confirmation of Plan, and (C) the Assumption of Executory Contracts and Cure Amounts; (II) Approving Form and Manner of Notice of (A) Combined Hearing, (B) Commencement of Chapter 11 Case, and (C) Assumption of Executory Contracts and Cure Amounts Related Thereto, and Objection Deadlines; (III) Establishing Procedures for Objecting to (A) Disclosure Statement, (B) Plan, and (C) Proposed Assumption or Rejection of Executory Contracts and Cure Amounts; (IV) Conditionally_

Directing the United States Trustee not to Convene a Section 341 Meeting of Creditors; and (V) Granting Related Relief.

119. "***Subsequent Preferred Stock Consideration***" means an additional up to $625,000 to be paid by the Plan Sponsor as consideration for the Plan Sponsor Preferred Stock in increments of $125,000 per year commencing on first Business Day of the fortieth month after the first anniversary of the Effective Date until the earlier of (i) the expiration of five (5) years from the Effective Date, and (ii) a liquidity or change of control event with respect to Novation, as such amount shall be reduced by any Excess Claim Amount paid by the Plan Sponsor. For the avoidance of doubt, upon the occurrence of a liquidity or change of control event with respect to Novation, the Plan Sponsor's obligation to fund any Subsequent Preferred Stock Consideration due after the effective date of such liquidity or change of control event shall be terminated.

120. "***Tax(es)***" means any tax, charge, fee, levy, or other assessment by any federal, state, local or foreign governmental authority, including, without limitation, income, excise, property, sales, transfer, employment, payroll, franchise, profits, license, use, ad valorem, estimated, severance, stamp, occupation and withholding tax, together with any interest, penalties, fines or additions attributable to, imposed on, or collected by any such federal, state, local or foreign governmental authority.

121. "***Tax Preservation Rights Plan***" means, to the extent requested by the Plan Sponsor, a tax preservation rights plan for Reorganized Novation, in form and substance satisfactory to the Plan Sponsor, to be filed with the Plan Supplement.

122. "***Term Loan***" means the term loan to be made by the Plan Sponsor to the Reorganized Debtors on the Effective Date pursuant to that certain the Term Loan Agreement, which (a) is in the principal amount equal to the Term Loan Amount, (b) accrues interest at a rate of SOFR plus 10% per annum, plus an additional 3% in the event of default, (c) includes fees of 5% of the principal amount, (d) includes yield maintenance for four (4) years, (e) grants the Plan Sponsor a first priority security interest in all assets of the Reorganized Debtors, (f) matures in five (5) years, and (g) includes customary approval and other rights and covenants for the benefit of the Plan Sponsor.

123. "***Term Loan Agreement***" means that certain Loan and Security Agreement filed with the Plan Supplement.

124. "***Term Loan Amount***" equals an aggregate amount equal to the DIP Obligations, plus the Additional Term Loan Amount, plus the Plan Sponsor Expenses Additional Amount, plus the Funding Amount, plus any Additional Plan Payment Amount, plus any Additional Plan Payment Fee.

125. "***Third-Party Released Parties***" means, collectively, each of, and in each case in its capacity as such, (a) the Debtors, the Estates and the Debtors' Related Parties; (b) the Plan Sponsor and the Plan Sponsor's Related Parties; (c) the Noteholders and the Noteholders' Related Parties; (d) the Professionals; and (e) WSFS; provided, however, that in each case a person or entity shall not be a Third-Party Released Party if it objects to the Plan's release provisions.

126. "***Unclaimed Property***" means any unclaimed Distribution of Cash or any other Property made pursuant to the Plan to the Holder of an Allowed Claim pursuant to the Plan, including checks that are either not cashed for ninety (90) days after issuance or which are returned as undeliverable without a proper forwarding address, and any Distribution not delivered because no mailing address was available as of the applicable distribution date.

127. "***Unexpired Lease***" means a lease to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

128. "***Unimpaired***" means any Claim that is not Impaired.

129. "***United States Trustee***" means the United States Trustee appointed under section 581(a)(2) of title 28 of the United States Code to serve in the Chapter 11 Cases.

130. "***United States Trustee Fee Claims***" means fees arising under 28 U.S.C. § 1930(a)(6) or accrued interest thereon arising under 31 U.S.C. § 3717.

131. "***Warrants***" means the warrants that shall be issued by Reorganized Novation to the Plan Sponsor in the form attached to the Plan Supplement pursuant to the Management Contract and which shall have at least the following terms: (a) no voting rights (until exercised), (b) equal to up to an additional 15% of the New Common Stock of Reorganized Novation on a fully diluted basis, (c) become exercisable upon vesting in tranches of 1/3 on each anniversary of the issuance thereof for a period of three years (for an aggregate 15% of the New Common Stock of Reorganized Novation, on a fully diluted basis) on a quarterly basis; *provided* that Reorganized Novation will have the right to postpone the exercise of the Warrants (other than the Warrants held directly by or designated with the authority to determine the exercise of by the Lead Plan Sponsor) to the extent that Reorganized Novation determines that any such exercise would trigger an "owner shift" of Reorganized Novation within the meaning of section 382(g) of the Code, (d) a strike price equal to 125% of the fully diluted common stock price per share on the Effective Date, (e) cashless exercise at any time at the Plan Sponsor's sole discretion, provided that Reorganized Novation will have the right to postpone the exercise of the Warrants (other than the Warrants held directly by or designated with the authority to determine the exercise of by the Lead Plan Sponsor) to the extent that Reorganized Novation determines that any such exercise would trigger an "owner shift" of Reorganized Novation within the meaning of section 382(g) of the Code, (f) an expiration of no less than 10 years, (g) minority protections, including information rights, registrations rights upon exercise, and full anti-dilution protections, and (h) customary indemnification rights.

132. "***WSFS***" means Wilmington Savings Fund Society, FSB, in its capacity as Collateral Agent under the Note Purchase Agreement.

133. "***WSFS Fees***" means all reasonable and documented fees and expenses due to WSFS under the Note Purchase Agreement through and including the Effective Date.

134. "***YCST***" means Young Conaway Stargatt & Taylor, LLP.

Section 1.02. **Interpretation; Application of Definitions and Rules of Construction.**

a. Whenever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neutral gender shall include the masculine, feminine and the neuter.

b. The words "herein," "hereof," "hereto," "hereunder," and other words of similar import refer to the Plan as a whole and not to any particular paragraph, subparagraph, or clause contained in the Plan.

c. The words "includes" and "including" are not limiting and mean that the things specifically identified are set forth for purposes of illustration, clarity or specificity and do not in any respect qualify, characterize or limit the generality of the class within which such things are included.

d. The captions and headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions hereof.

e. Any term used in the Plan that is not defined in the Plan, either in Article I of the Plan or elsewhere, but that is used in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning assigned to that term in (and shall be construed in accordance with the rules of construction under) the Bankruptcy Code or the Bankruptcy Rules (with the Bankruptcy Code controlling in the case of a conflict or ambiguity). Without limiting the preceding sentence, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply to the Plan, unless superseded herein.

f. To the extent that the description of the Plan or any Plan Document is inconsistent with the actual terms or conditions of the Plan or any Plan Document, the terms and conditions of the Plan or Plan Document, as the case may be, shall control.

Section 1.03. **Exhibits.**

Any and all exhibits to the Plan and any documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full herein, regardless of when Filed. All references to "the Plan" herein shall be construed, where applicable, to include references to this document and any amendments and exhibits hereto, the Plan Supplement and any amendments thereto, and all of their respective exhibits, appendices, schedules and annexes.

ARTICLE II

CLASSIFICATION OF CLAIMS AND INTERESTS

Section 2.01.   General.

Pursuant to section 1122 of the Bankruptcy Code, a Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of the Class and is classified in a different Class to the extent the Claim or Interest qualifies within the description of that different Class. A Claim or Interest is placed in a particular Class for the purpose of receiving Distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or an Allowed Interest in that Class and such Claim or Interest has not been paid, released, settled or otherwise satisfied prior to the Effective Date.

Section 2.02.   Unclassified Claims (Not Entitled to Vote on the Plan).

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims (including Fee Claims and United States Trustee Fee Claims), Priority Tax Claims and DIP Claims are not classified. The treatment accorded Administrative Claims (including Fee Claims and United States Trustee Fee Claims), Priority Tax Claims and DIP Claims is set forth in Section 3.02 of the Plan.

Section 2.03.   Classification of Claims and Interests.

The following table designates the Classes of Claims against and Interests in the Debtors, and specifies which Classes are (a) Impaired or Unimpaired by the Plan, (b) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code, or (c) deemed to accept or reject the Plan:

Class	Designation	Impairment	Entitled to Vote
Class 1	Priority Non-Tax Claims against all Debtors	Unimpaired	No (deemed to accept)
Class 2	Other Secured Claims against all Debtors	Unimpaired	No (deemed to accept)
Class 3	Noteholder Claims against Novation, Novation Holding, and HCI	Impaired	Yes
Class 4	General Unsecured Claims against all Debtors	Unimpaired	No (deemed to accept)
Class 5	Intercompany Claims	Unimpaired/ Impaired	Yes/No (presumed to accept/deemed to reject)
Class 6	510(b) Claims	Impaired	No (deemed to reject)
Class 7a	Interests in Novation	Impaired	No (deemed to reject)

Class 7b	Interests in Debtor Subsidiaries	Unimpaired	No (deemed to accept)

Section 2.04. **Unimpaired Classes of Claims.**

The following Classes of Claims are unimpaired and, therefore, presumed to have accepted the Plan and are not entitled to vote on the Plan under section 1126(f) of the Bankruptcy Code, unless otherwise provided in this Section.

Class 1: Class 1 consists of all Priority Non-Tax Claims.

Class 2: Class 2 consists of all Other Secured Claims

Class 4: Class 4 consists of all General Unsecured Claims.

Class 5: Class 5 consists of Intercompany Claims.

Class 7b: Class 7b consists of Interests in Debtor Subsidiaries.

Section 2.05. **Impaired Classes of Claims and Interests.**

The following Classes of Claims are impaired and, therefore, are either deemed to have rejected the Plan under section 1126(g) of the Bankruptcy Code or are entitled to vote on the Plan, unless otherwise provided herein.

Class 3: Class 3 consists of the Noteholder Claims and is Impaired.

Class 5: Class 5 consists of Intercompany Claims.

Class 6: Class 6 consists of 510b Claims and is Impaired.

Class 7a: Class 7a consists of Interests in Novation and is Impaired.

ARTICLE III

TREATMENT OF CLAIMS AND INTERESTS

Section 3.01. **Satisfaction of Claims and Interests.**

The treatment of and consideration to be received by Holders of Allowed Claims or Allowed Interests pursuant to the Plan shall be in full satisfaction, release, extinguishment and discharge of their respective Claims against or Interests in the Debtors and the Debtors' Property.

Section 3.02.   **Treatment of Claims and Interests.**

a.   **Provisions for Treatment of Unclassified Claims.**

1.   **Administrative Claims.**

Except to the extent that a Holder of an Allowed Administrative Claim agrees to less favorable treatment, or as otherwise provided for in the Plan, the Debtors shall pay to each Holder of an Allowed Administrative Claim Cash an amount equal to the amount of such Allowed Administrative Claim on, or as soon thereafter as is reasonably practicable, the later of (i) the Effective Date, and (ii) the first Business Day after the date that is thirty (30) calendar days after the date an Administrative Claim becomes an Allowed Administrative Claim, or as soon thereafter as is reasonably practicable; *provided, however*, that Allowed Ordinary Course Administrative Claims may be paid by the Debtors in the ordinary course of business of the Reorganized Debtors consistent with past practice and in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing, or other documents relating to such transactions.

Except for Fee Claims, claims pursuant to section 503(b)(9) of the Bankruptcy Code (which shall be governed by the Bar Date Order), Ordinary Course Administrative Claims, and any United States Trustee Fee Claims, or as otherwise provided herein, the deadline to file requests for the allowance of Administrative Claims shall be the Administrative Claims Bar Date. Any requests for payment of an Administrative Claim that are not properly filed and served by the Administrative Claim Bar Date shall be disallowed automatically without the need for any objection from the Debtors or the Reorganized Debtors or any action by the Bankruptcy Court.

2.   **Fee Claims.**

A.   **Final Fee Applications.**

Any Professional seeking an award by the Bankruptcy Court of compensation or reimbursement of Fee Claims pursuant to sections 327, 328, 330, 331, 503 or 1103 of the Bankruptcy Code for services rendered prior to the Effective Date must file and serve on the Reorganized Debtors and their counsel, the Plan Sponsor and their counsel, the United States Trustee, and such other entities who are designated by the Bankruptcy Rules, the Confirmation Order or any other applicable order(s) of the Court, its final application for allowance of such compensation and/or reimbursement by no later than twenty-one (21) days after the Effective Date or such other date as may be fixed by the Bankruptcy Court; *provided*, *however*, that a Professional retained by the Debtors under section 363 of the Bankruptcy Code shall not be required to file an application for allowance of compensation and/or reimbursement of expenses. Holders of Fee Claims that are required to file and serve applications for final allowance of their Fee Claims and that do not file and serve such applications by the required deadline shall be forever barred from asserting such Fee Claims against the Debtors, the Reorganized Debtors or their respective properties, and such Fee Claims shall be deemed discharged as of the Effective Date. Objections to any Fee Claims must be filed and served on the Reorganized Debtors and their counsel, the Plan Sponsor and their counsel, the United States Trustee, and the requesting party no later than fourteen (14) days (or such longer period as may be allowed by order of the Bankruptcy Court) after the date on which an application for final allowance of such Fee Claims was filed and served.

The Reorganized Debtors may, without application to or approval by the Bankruptcy Court, retain professionals and pay reasonable professional fees and expenses in connection with services rendered to the Reorganized Debtors after the Effective Date.

B. **Professional Fee Escrow Account.**

Consistent with the terms of the Plan, the DIP Order and DIP Budget, the Debtors shall have funded the Professional Fee Escrow Account with proceeds of the DIP Facility and the Initial Preferred Stock Consideration equal to the Professional Fee Reserve Amount. The Professional Fee Escrow Account shall be maintained in trust solely for the Professionals for Allowed Fee Claims and for no other Person until all Allowed Fee Claims have been irrevocably paid in full to the Professionals. No Liens, Claims, or Interests shall encumber the Professional Fee Escrow Account or the funds held therein. The funds held in the Professional Fee Escrow Account shall not be property of the Estates of the Debtors or the Reorganized Debtors. The Allowed Fee Claims owing to the Professionals shall be paid in Cash to such Professionals by the Reorganized Debtors from the Professional Fee Escrow Account as soon as reasonably practicable after such Fee Claims are Allowed. When all such Allowed amounts owing to the Professionals have been paid in full, any remaining amount in the Professional Fee Escrow Account shall promptly be paid to the Reorganized Debtors without any further action or order of the Bankruptcy Court. To the extent that funds held in the Professional Fee Escrow Account are insufficient to satisfy the full amount of the Allowed Fee Claims, any affected Professional shall have an Allowed Administrative Expense Claim for the deficiency, which shall be satisfied in accordance with Section 3.02(a)(1) of the Plan.

3. **United States Trustee Fees.**

The Reorganized Debtors shall pay United States Trustee Fee Claims when and as due until the entry of an order converting, dismissing or granting a final decree in the Chapter 11 Cases. The Reorganized Debtors shall be responsible for the preparation and filing of operating reports until entry of a final decree in the Chapter 11 Cases.

4. **Priority Tax Claims.**

Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a different treatment, or the Bankruptcy Court has previously ordered otherwise, each Holder of an Allowed Priority Tax Claim shall receive, in full and complete satisfaction, and release of, and in exchange for such Allowed Priority Tax Claim, at the sole option of the Reorganized Debtors, (a) on, or as soon thereafter as is reasonably practicable, the later of the Effective Date and the first Business Day after the date that is thirty (30) calendar days after the date a Priority Tax Claim becomes an Allowed Claim, Cash in an amount equal to such Allowed Priority Tax Claim; or (b) such other treatment consistent with the provisions of section 1129(a) of the Bankruptcy Code. All Allowed Priority Tax Claims that are not due and payable on or before the Effective Date shall be paid in the ordinary course of business. The Reorganized Debtors shall retain the right to pay any Allowed

Priority Tax Claim, or any remaining balance of such claim, in full at any time without premium or penalty.

5. **DIP Claims.**

The DIP Claims will be satisfied in full on the Effective Date on the terms set forth in Section 5.02(f) of the Plan.

b. **Provisions for Treatment of Classified Claims.**

1. **Class 1 – Priority Non-Tax Claims.**

A. <u>Treatment</u>. The legal, equitable and contractual rights of the Holders of Class 1 Priority Non-Tax Claims are unaltered by the Plan. Except to the extent a Holder of a Priority Non-Tax Claim agrees to different treatment or the Bankruptcy Court has previously ordered otherwise, each Holder of an Allowed Priority Non-Tax Claim shall receive, in full and complete satisfaction, and release of and in exchange for such Allowed Priority Non-Tax Claim, the Allowed Amount of such Allowed Priority Non-Tax Claim in full in Cash on, or as soon thereafter as is reasonably practicable, the later of the Effective Date and the first Business Day after the date that is thirty (30) calendar days after the date a Priority Non-Tax Claim becomes an Allowed Claim.

B. <u>Voting</u>. In accordance with section 1126(f) of the Bankruptcy Code, the Holders of Allowed Priority Non-Tax Claims are conclusively presumed to accept the Plan and the votes of such Holders will not be solicited.

2. **Class 2 – Other Secured Claims**

A. <u>Treatment</u>. Each Holder of an Allowed Other Secured Claim against the Debtors shall receive on or as soon as reasonably practicable after the Effective Date, on account of, in full and complete discharge of, and in exchange for, such Allowed Other Secured Claims, at the option of the Plan Sponsor: (i) payment in full in Cash; (ii) the collateral securing its Allowed Other Secured Claim and payment of any interest required under section 506(b) of the Bankruptcy Code; (iii) reinstatement of such Allowed Other Secured Claim; or (iv) such other treatment rendering such Allowed Other Secured Claim unimpaired.

B. <u>Voting</u>. Allowed Other Secured Claims are Unimpaired, and the Holders of such Claims are not entitled to vote to accept or reject the Plan on account of such Claims and will be conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.

3. **Class 3 – Noteholder Claims.**

A. <u>Allowance</u>. On the Effective Date, the Class 3 Noteholder Claims shall be deemed Allowed in the aggregate amount of $97,804,338.00, inclusive of accrued and unpaid interest and fees due and owing under the Note Purchase Agreement.

B.   Treatment.   On the Effective Date, each Holder of an Allowed Noteholder Claim shall receive, in full and complete satisfaction, and release of and in exchange for such Allowed Noteholder Claim: (i) its pro rata interest in the Class 3 Equity Pool, provided the Holder is described in section 382(l)(5)(E) of the Code and provides representations to that effect to the Debtors in a form satisfactory to the Debtors and the Plan Sponsor at least twenty (20) business days prior to the Effective Date, and provided further that any Holder that is not described in section 382(l)(5) of the Code or fails to provide the required representations to that effect shall forfeit the right to receive its pro rata interest in the Class 3 Equity Pool and the interests shall instead be distributed to eligible Holders of Class 3 Noteholder Claims; (ii) its pro rata interest in the Class 3 Preferred Stock; (iii) its pro rata share of any proceeds of the Initial Preferred Stock Consideration that remain after the funding of the Exit Funding and less amounts offset against the Plan Sponsor Expenses Amount, and (iv) the right to receive its pro rata share of the proceeds of the Subsequent Preferred Stock Consideration that remain after any reduction for the Plan Sponsor's payment of any Excess Claim Amounts.

C.   Voting.   The Noteholder Claims are Impaired and Holders are entitled to vote to accept or reject the Plan.

4.   **Class 4 – General Unsecured Claims.**

A.   Treatment.   Except to the extent that a Holder of an Allowed General Unsecured Claim agrees to different treatment, each Holder of an Allowed General Unsecured Claim shall receive, in full and complete satisfaction, and release of and in exchange for such Allowed General Unsecured Claim, either (i) the Allowed Amount of such Allowed General Unsecured Claim in full in Cash on, or as soon thereafter as is reasonably practicable, the later of the (a) Effective Date; (b) first Business Day after the date that is thirty (30) calendar days after the date a General Unsecured Claim becomes an Allowed Claim or (c) the date that such Allowed General Unsecured Claim becomes payable in the ordinary course of business; or (ii) such other treatment, including reinstatement, as may render such Allowed General Unsecured Claim Unimpaired; *provided* that notwithstanding anything in to the contrary in the Plan, the Funding Amount Claims shall not receive the treatment afforded to other Allowed General Unsecured Claims under the Plan and shall instead be treated and satisfied as provided for in Section 5.02(f) of the Plan.

B.   Voting.   In accordance with section 1126(f) of the Bankruptcy Code, the Holders of Allowed General Unsecured Claims are conclusively presumed to accept the Plan and the votes of such Holders will not be solicited.

5.   **Class 5 – Intercompany Claims.**

A.   Treatment.   On the Effective Date, each Intercompany Claim shall, at the option of the applicable Debtor or Reorganized Debtor, be adjusted, reinstated, or canceled and released without any distribution.

B.   Voting.   Holders of Intercompany Claims are either Unimpaired, and such Holders of Intercompany Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code, or Impaired, and such Holders of

Intercompany Claims are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Accordingly, Holders of Allowed Intercompany Claims are not entitled to vote to accept or reject the Plan.

6. **Class 6 – 510(b) Claims.**

A. <u>Treatment</u>. Holders of 510(b) Claims, if any, will not receive any distribution on account of their Claims and will be cancelled, released, and extinguished.

B. <u>Voting</u>. Holders of 510(b) Claims are Impaired and are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Accordingly, Holders of Class 6 Claims are not entitled to vote to accept or reject the Plan.

7. **Class 7a – Interests in Novation.**

B. <u>Treatment</u>. All Interests in Novation will be cancelled, released, and extinguished, and will be of no further force or effect, and the Holders of Interests in Novation will receive no distribution on account of such Interests.

B. <u>Voting</u>. Holders of Class 7a Interests are Impaired and are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Accordingly, Holders of Class 7a Interests are not entitled to vote to accept or reject the Plan.

8. **Class 7b – Interests in the Debtor Subsidiaries.**

A. <u>Treatment</u>. On the Effective Date, Interests in the Debtor Subsidiaries shall be reinstated without any distribution.

B. <u>Voting</u>. In accordance with section 1126(f) of the Bankruptcy Code, the Holders of Class 7b Interests in Debtor Subsidiaries are Unimpaired, Holders of such Interests are presumed to accept the Plan, and the votes of such Holders will not be solicited.

ARTICLE IV

ACCEPTANCE OR REJECTION OF THE PLAN

Section 4.01.   Acceptance by a Class of Claims.

In accordance with section 1126(c) of the Bankruptcy Code, and except as provided in section 1126(e) of the Bankruptcy Code, an Impaired Class of Claims will be deemed to accept the Plan if the Plan is accepted by the Holders of Claims in such Class that hold at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of the Allowed Claims of such Class that have voted to accept or reject the Plan as provided for in the Solicitation Order.

Section 4.02.   Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code or "Cram Down."

Because Class 6 and Class 7a are deemed to reject the Plan, the Debtors will seek confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code. The Debtors reserve the right to alter, amend, modify, revoke or withdraw the Plan or any Plan Document in order to satisfy the requirements of section 1129(b) of the Bankruptcy Code, if necessary.

Section 4.03.   Confirmation of All Cases.

Except as otherwise specified herein, the Plan shall not be deemed to have been confirmed unless and until the Plan has been confirmed as to each of the Debtors.

Section 4.04.   Intercompany Claims and Interests in Debtor Subsidiaries.

Distributions on account of the Intercompany Claims and Interests in the Debtor Subsidiaries are not being received by Holders of such Intercompany Claims and Interests in the Debtor Subsidiaries on account of their Claims and Interests but for the purposes of administrative convenience and due to the importance of maintaining the corporate structure given the various subsidiaries of the Debtors. For the avoidance of doubt, to the extent Reinstated pursuant to the Plan, on and after the Effective Date, all Intercompany Claims and Interests in the Debtor Subsidiaries shall be held or owned by the same Reorganized Debtor that corresponds with the Debtor that held or owned such Intercompany Claims and Interests in the Debtor Subsidiaries prior to the Effective Date.

ARTICLE V

MEANS OF PLAN IMPLEMENTATION

Section 5.01.   Corporate Governance and Action.

a.   **Reorganized Debtors' Initial Board of Directors**

Upon the Effective Date and without further authorization or documentation, the authority of (i) the members of the board of directors for each of the Reorganized Debtors; and (ii) each of the Debtors' officers shall terminate and the members of the board of directors of each of the Reorganized Debtors shall be appointed as provided for herein.

The boards of directors of Reorganized Novation shall consist of seven (7) directors and the initial boards shall include (i) four directors nominated by the Noteholders (two of whom shall be the two existing directors of Novation), with two serving a two year term, one serving a three year term and one serving a four year term, (iii) three directors agreed upon by the Plan Sponsor, with one serving a two year term, one serving a three year term and one serving a four year term. The identities of the initial board of directors of Reorganized Novation shall be set forth in the Plan Supplement. Such initial board members shall also serve as the board of directors for each of the other corporate Reorganized Debtors. After the initial term of a Reorganized Novation director expires, each director shall have a three year term and shall be elected in accordance with the terms of the Amended Certificate and Bylaws. Reorganized Novation shall serve as manager of any Reorganized Debtor that is a limited liability company.

b.   **Stockholder Approval Matters**

Reorganized Novation's Bylaws shall provide that all post-Effective Date matters requiring the approval of Reorganized Novation's stockholders will require a quorum of not less than a majority of Reorganized Novation's issued and outstanding stock entitled to vote thereat, and all matters brought before the stockholders shall be approved by the affirmative vote of greater than fifty-one percent (51%) of the voting power of the then outstanding common stock of Reorganized Novation, voting as a single class.

c.   **Corporate Action**

All decisions of the Reorganized Debtors' boards of directors shall be by simple majority.

The boards of directors of the Reorganized Debtors shall be authorized to appoint officers for the Reorganized Debtors in accordance with the terms of each Reorganized Debtor's organizational documents, including the Amended Certificate and Bylaws.

On and after the Effective Date, the members of the boards of directors of the Reorganized Debtors, or, where member managed, the managing member, are authorized to, and may direct an officer to, issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such action as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the securities issued pursuant to the Plan in the name of, and on behalf of the Reorganized Debtors, without the need for any approvals, authorizations, or consents except for those required pursuant to the Plan.

The adoption of the Amended Certificate and Bylaws or other organizational documents of the Reorganized Debtors, if so amended, the selection of directors and officers of Reorganized Debtors, and all other actions contemplated by the Plan shall be authorized and approved in all respects (subject to the provisions of the Plan) by the Confirmation Order. All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors of the Reorganized Debtors in connection with the Plan, shall be deemed to have timely occurred in accordance with applicable law and shall be in effect, without any requirements or further action by the security holders, members, directors, managers or officers of the Debtors or Reorganized Debtors.

On the Effective Date, as applicable, the appropriate officers of the Debtors and/or Reorganized Debtors and members of the boards of directors or managers of the Debtors and/or Reorganized Debtors are authorized and directed to issue, execute and deliver, and cause the Reorganized Debtors to perform, the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the Debtors and/or Reorganized Debtors.

On and after the Effective Date, the Reorganized Debtors shall have full authority and are authorized to take such actions and execute such documents as may be necessary to effectuate the transactions provided for in the Plan. The Reorganized Debtors' post-Effective Date authority shall include the right to operate their business as a going concern to purchase and/or sell assets; to commence and prosecute actions and proceedings; to open, maintain and close bank accounts and/or other investments on behalf of the Estates; to make and file Objections to, or otherwise contest the amount, validity and/or priority of, all Claims other than the Noteholder Claims (which are Allowed pursuant to the Plan); to calculate and make Distributions consistent with the Plan; to prosecute and resolve Objections regarding all Claims other than the Noteholder Claims (which are Allowed pursuant to the Plan); to engage in arbitration or mediation; to engage or retain Professionals and to pay the fees and disbursements thereof; to file tax information and returns as required and, in connection therewith, to make such determinations of tax liability, challenge assessments, make tax elections, pay taxes and take other, related actions; to hold and dispose of any unclaimed Distributions; and to close the Chapter 11 Cases and any related proceedings. Subsequent to the Effective Date, the Debtors' charters, as applicable, shall be amended to prohibit the issuance of non-voting securities and to otherwise comply with the terms and conditions of section 1123(a)(6) of the Bankruptcy Code.

Section 5.02. Effective Date Transactions.

The Closing of the transactions required and contemplated under the Plan shall take place by electronic exchange of documents on the Effective Date. All documents to be executed and delivered by any party as provided in this Article V and all actions to be taken by any party to implement the Plan as provided herein shall be in form and substance satisfactory to the Debtors and the Plan Sponsor. The following actions shall occur at or before the Closing (unless otherwise specified), and shall be effective on the Effective Date:

a. **Vesting of Assets.**

On the Effective Date and unless otherwise provided in the Plan, the Assets of each Estate shall vest in the applicable Reorganized Debtor, as the case may be, free and clear of all claims, liens, encumbrances, charges and other interests.

b. **Reincorporation of Reorganized Novation and Issuance of New Equity Interests.**

On the Effective Date, and consistent with its Amended Certificate and Bylaws, Reorganized Novation shall be reincorporated as a Delaware Corporation.

On the Effective Date, all issued and outstanding securities in the Debtors (other than the Interests in Debtor Subsidiaries), and all rights to receive any securities in the Debtors, shall be cancelled and all classes of stock in Novation shall be eliminated with the exception of the New Common Stock and the Preferred Stock.

On the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtors shall issue the New Equity Interests, which shall be distributed as set forth in the Plan. The receipt by any Holder and the Plan Sponsor of any newly issued New Equity Interests shall be conditioned upon such Holder and the Plan Sponsor agreeing and acknowledging in the Stockholders Agreement (as defined in the RSA) that such New Equity Interests shall be held subject to any transfer restrictions set forth in the Amended Certificate and Bylaws. The issuance of the New Equity Interests under the Plan is authorized by the Reorganized Debtors without the need for any further corporate action by the Reorganized Debtors.

The Preferred Stock (i) will be all of the same class and series, (ii) shall have an aggregate liquidation preference of $5,000,000 on a fully diluted basis, (iii) will be issued by Reorganized Novation on the Effective Date, (iv) shall entitle the holders thereof to receive distributions or dividends from Reorganized Novation on a priority pro rata basis based on the aggregate amount of Preferred Stock held by them before distributions or dividends are paid to any other equityholders of Reorganized Novation and (v) so long as any shares of the Preferred Stock remain outstanding, shall entitle the holders thereof to nominate and elect two (out of seven) directors to the board of directors of Reorganized Novation. Holders of Preferred Stock will have all approval and other rights generally granted to holders of Preferred Stock in the market, including, but not limited to approval rights with respect to: (i) any significant transactions proposed to be undertaken by the Reorganized Debtors, including any merger, change of control, sale of a material portion of the assets of any Reorganized Debtor or a winding up or liquidation of any of the Reorganized Debtors that would not result in the full repayment of the Preferred Stock, (ii) amendments to the organizational documents of any of the Reorganized Debtors, including the charter, that could reasonably be expected to have a material adverse effect on the holders of Preferred Stock, and (iii) the Reorganized Debtors making or approving payment of any dividends or distributions to holders of any security junior to the Preferred Stock.

c.   **Issuance of Warrants.**

On the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtors shall authorize the Warrants to be issued in accordance with the terms of the Management Contract. The issuance of the Warrants under the Plan is authorized without the need for any further corporate action or without any further action by any Holder of Claims or Interests or the Plan Sponsor.

d.   **Securities Registration Exemption.**

As of the Effective Date, Reorganized Novation shall be delisted from any public exchange and shall no longer be subject to any Securities and Exchange Commission reporting requirements.

The securities to be issued pursuant to the Plan are to be issued without registration under the Securities Act or any similar federal, state or local law in reliance upon the exemptions set forth in section 1145 of the Bankruptcy Code. To the extent section 1145 of the Bankruptcy Code is inapplicable, these issuances are exempt from registration under the Securities Act or any similar federal, state or local law in reliance on the exemption set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

e.   **Funding of the Administrative and Priority Claims Reserve.**

On the Effective Date, the Plan Sponsor shall fund the Administrative and Priority Claims Reserve in Cash from Cash on hand and the Exit Funding in the amount of the aggregate Administrative and Priority Claims Reserve Estimate. The Reorganized Debtors shall, subject to the terms and conditions of the Plan, pay the Allowed Administrative Claims, Allowed Priority Non-Tax Claims, and Allowed Priority Tax Claims, each as provided for in the Plan.

f. **Effective Date Funding, Preferred Stock Consideration, and Satisfaction of DIP Obligations.**

On the Effective Date, the Plan Sponsor shall provide the Exit Funding and the Initial Preferred Stock Consideration; provided that for the avoidance of doubt, the Plan Sponsor shall not be required to fund, in the aggregate, more than the amount of the DIP Facility and the Initial Preferred Stock Consideration; provided further that the Plan Sponsor, in its discretion, may agree to fund the Additional Plan Payment Amount. In the event the Plan Sponsor funds any Additional Plan Payment Amount, the Plan Sponsor shall have earned the Additional Plan Payment Fee, and all such earned amounts shall be added to the Term Loan Amount. The Exit Funding, including without limitation any portion thereof funded from the Initial Preferred Stock Consideration, and any Additional Plan Payment Amount shall be used to fund all transactions necessary to implement the Plan and for the Effective Date to occur, including payment in full of all Allowed Other Secured Claims, Allowed Administrative Claims (including Allowed Fee Claims to the extent not already satisfied from amounts held in the Professional Fee Escrow Account and United States Trustee Fee Claims), Allowed Priority Non-Tax Claims, and Allowed Priority Tax Claims and all outstanding WSFS Fees.

On the Effective Date, to the extent not paid in cash from the proceeds of the DIP Facility pursuant to the terms of the DIP Facility Documents, the Plan Sponsor may elect, after consulting with the Debtors, to offset the Plan Sponsor Expense Amount against the Initial Preferred Stock Consideration. On the Effective Date, all of the DIP Obligations and the Funding Amount Claims will be refinanced by the Term Loan, the Reorganized Debtors shall issue a note to the Plan Sponsor in the amount of the Term Loan Amount and execute the other documents and instruments associated with the Term Loan as provided for in the Term Loan Agreement, and the DIP Claims and the Funding Amount Claims shall be deemed fully satisfied; and the Plan Sponsor shall pay the Initial Preferred Stock Consideration to the Reorganized Debtors and receive 47.5% of New Common Stock and the Plan Sponsor Preferred Stock. After the Effective Date, the Term Loan shall be an obligation of the Reorganized Debtors and the Estates shall not be responsible for repayment of the Term Loan nor shall repayment of the Term Loan come from the post-Effective Date proceeds of the Subsequent Preferred Stock Consideration. The Lead Plan Sponsor and the Reorganized Debtors may agree to defer payment of some or all of the interest on the Term Loan with such deferred amount to accrue interest through the date of payment of such deferred amounts at a compounding rate per annum equal to SOFR plus 12%.

After the Effective Date, on an ongoing basis in the ordinary course of business, the Plan Sponsor shall fund (a) any Excess Claim Amount (which shall reduce the Subsequent Preferred Stock Consideration), and (b) the Additional Term Loan Amount in an amount sufficient to satisfy the amounts set forth on the GUC Schedule, any amounts expended under any insurance deductible or self-insured retention and any amounts expended to defend against any General Unsecured Claims asserted against the Debtors; and the Allowed Class 4 General Unsecured Claims.

Each year for five years annually after the Effective Date, the Plan Sponsor shall pay to the Holders of Allowed Class 3 Claims the Subsequent Preferred Stock Consideration, which Subsequent Preferred Stock Consideration shall be reduced on a dollar-for-dollar basis by the Plan Sponsor's payment of any Excess Claim Amounts.

g.   **Entry into Management Contract.**

On the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtors shall enter into the Management Contract with the Plan Sponsor.

h.   **Administration Fee Agreement.**

On the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtors shall enter into the Administration Fee Agreement with the Plan Sponsor.

i.   **CEO Employment Agreement.**

On the Effective Date or as soon as reasonably practicable thereafter, Reorganized Novation shall enter into the CEO Employment Agreement.

j.   **Management Incentive Plan.**

On the Effective Date or as soon as reasonably practicable thereafter, without further order of the Court or approval by the Board of Directors or stockholders of Reorganized Novation, Reorganized Novation shall adopt the Management Incentive Plan, which shall provide for the issuance of stock appreciation rights representing not more than the economic equivalent of 15% of the New Common Stock on a fully-diluted basis to employees and officers of Reorganized Novation that are designated and approved as participants in the Management Incentive Plan. The amounts, structure, awards, and terms of the Management Incentive Plan shall be set forth in the Management Incentive Plan, which shall be a part of the Plan Supplement, and approved by the Court pursuant to the Confirmation Order. All awards issued under the Management Incentive Plan will be dilutive of all other equity interests in Reorganized Novation issued in connection with the Plan, other than the Warrants.

k.   **Cancellation of Existing Securities and Agreements.**

Except for all Interests in the Debtor Subsidiaries, which shall be reinstated as provided for in the Plan, on the Effective Date, the Note Purchase Agreement, all Notes and all Interests, shall be deemed, and shall be, cancelled and shall be of no further force and effect, whether surrendered for cancellation or otherwise. Similarly, on the Effective Date, except (a) Interests in Debtor Subsidiaries, (b) as otherwise specifically provided for in the Plan, (c) with respect to any assumed Executory Contracts and Unexpired Leases, (d) for purposes of evidencing a right to Distributions under the Plan, or (e) with respect to any Claim that is Allowed under the Plan, on the Effective Date, any instruments or documents evidencing any Claims or Interests shall be deemed automatically canceled and deemed surrendered without further act or action under any applicable agreement, law, regulation, order, or rule and the obligations of the Debtors under the agreements, instruments, and other documents, indentures, and certificates of designations governing such Claims and Interests, as the case may be, shall be discharged.

l.   **Exemption from Taxes**

To the extent the Plan and the Confirmation Order provide for (a) the issuance, transfer or exchange of notes, debt instruments, and equity securities under or in connection with the Plan;

(b) the creation, assignment, recordation, or perfection of any lien, pledge, other security interest, or other instruments of transfer; (c) the making or assignment of any contracts or leases; (d) the creation, execution, and delivery of any agreements or other documents creating or evidencing the formation of the Reorganized Debtors or the issuance or ownership of any interest in the Reorganized Debtors; and/or (e) the making or delivery of any deed or other instrument of transfer under the Plan in connection with the vesting of the Estate's Assets in the Reorganized Debtors pursuant to or in connection with the Plan, including, without limitation, merger agreements, stock purchase agreements, agreements of consolidation, restructuring, disposition, liquidation or dissolution, and transfers of tangible property pursuant to section 1146 of the Bankruptcy Code and the Plan, any such act described or contemplated herein will not be subject to any stamp tax, transfer tax, filing or recording tax, or other similar tax.

Section 5.03. **Corporate Governance.**

On the Effective Date, the boards of directors of the Reorganized Debtors, as applicable, shall consist of those individuals set forth in the Plan Supplement, and NovaStar shall continue to be member managed in accordance with its applicable operating agreement and other governing documents, as may be amended.

Section 5.04. **Obligations Incurred After the Effective Date.**

Payment obligations incurred after the Effective Date, including, without limitation, the professional fees of the Reorganized Debtors, will not be subject to application or proof of claim and shall be paid by the Reorganized Debtors in the ordinary course of business and without further Bankruptcy Court approval.

Section 5.05. **Collateral Agent Fees.**

The Reorganized Debtors shall fund from the Exit Funding all outstanding WSFS Fees pursuant to Section 5.02(f) above on the Effective Date or as soon as reasonably practicable thereafter. WSFS shall provide summary invoices to the Debtor and the Plan Sponsor identifying all outstanding WSFS Fees at least five business days prior to the occurrence of the Effective Date; *provided* that such summary invoices shall not be required to contain time entries, but shall include a general, brief description of the nature of the matters for which services were performed and the number of hours performed by each professional and which may be redacted or modified to the extent necessary to delete any information subject to the attorney-client privilege, any work product doctrine, privilege or protection, common interest doctrine privilege or protection, any other evidentiary privilege or protection recognized under applicable law, or any other confidential information, and the provision of such invoices shall not constitute any waiver of the attorney-client privilege, work product doctrine, privilege or protection, common interest doctrine privilege or protection, or any other evidentiary privilege or protection recognized under applicable law. In the event of any objection by the Reorganized Debtors to any asserted outstanding WSFS Fees, the Reorganized Debtors and WSFS shall work in good faith to resolve such objection, and the Reorganized Debtors shall pay any portion of the outstanding WSFS Fees that is not subject to objection. If the Reorganized Debtors and WSFS cannot resolve any dispute regarding the outstanding WSFS Fees, then such dispute shall be presented to the Bankruptcy Court for adjudication. After the Effective Date, in the event that WSFS is requested to take any action by the Reorganized Debtors, the Reorganized Debtors shall pay the fees and expenses of WSFS in connection with such action, as agreed upon by the Reorganized Debtors and WSFS in writing.

Section 5.06.   Administration Fee

The Reorganized Debtors shall pay the Administration Fee on the Effective Date, or as soon as reasonably practicable thereafter, and then annually from the Effective Date until the maturity date of the Term Loan; provided that at the election of the Lead Plan Sponsor, the Reorganized Debtors may defer payment of some or all of the Administration Fee with such deferred amount to accrue interest through the date of payment of such deferred amounts at a rate per annum equal to SOFR plus 6%. The Administration Fee may be accrued at the sole discretion of the Lead Plan Sponsor and shall be payable as directed by the Lead Plan Sponsor.

ARTICLE VI

PRESERVATION AND PROSECUTION OF CAUSES OF ACTION HELD BY THE DEBTORS

Section 6.01.   Preservation and Prosecution of Causes of Action.

In accordance with section 1123(b) of the Bankruptcy Code, except as explicitly provided in the Plan, all Causes of Action of the Debtors and Reorganized Debtors are retained and preserved and shall revest in the Reorganized Debtors. Except as explicitly provided in the Plan, nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver, release, or relinquishment of any Causes of Action, including, without limitation, any rights, claims or causes of action, rights of setoff, or other legal or equitable defenses (including, for avoidance of doubt, any cause of action to avoid a transfer under sections 303(c), 544, 547, 548, or 553(b) of the Bankruptcy Code, or under any similar state law) that the Debtors or the Reorganized Debtors, or which the Reorganized Debtors may choose to assert on behalf of their respective estates under any provision of the Bankruptcy Code or any applicable non-bankruptcy law.

Unless any Causes of Action against an entity are expressly waived, relinquished, exculpated, released, compromised or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtors shall retain and may enforce all rights to commence, prosecute, settle, or abandon as appropriate, any and all Causes of Action, notwithstanding the occurrence of the Effective Date. No entity may rely on the absence of a specific reference in the Plan or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against them. Unless any Causes of Action against an entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation Order or the occurrence of the Effective Date. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action against any entity shall vest in the Reorganized Debtors.

ARTICLE VII

PROVISIONS FOR TREATMENT OF DISPUTED CLAIMS

Section 7.01.   **Allowance of Claims**

After the Effective Date, each of the Reorganized Debtors shall have and retain any and all rights and defenses such Debtor had with respect to any Claim or Interest immediately prior to the Effective Date.

Section 7.02.   **Claims Administration Responsibilities.**

Except as otherwise specifically provided in the Plan, after the Effective Date, the Lead Plan Sponsor shall have the authority and standing to: (1) file, withdraw, or litigate to judgment, objections to Claims or Interests with respect to which it disputes liability, priority, and/or amount other than the Noteholder Claims (which are Allowed pursuant to the Plan); (2) settle or compromise any Disputed Claim without any further notice to or action, order, or approval by the Bankruptcy Court; and (3) administer and adjust the Claims Register to reflect any such settlements or compromises without any further notice to or action, order, or approval by the Bankruptcy Court.

Section 7.03.   **Objections to Claims.**

Any Objections to Claims that have been filed on or before the Confirmation Date, shall be served and filed as soon as practicable, but, in each instance, no later than: (a) 180 days after the Effective Date; or (b) such other date as may be fixed by the Bankruptcy Court, whether fixed before or after the date specified in clause (a) hereof. The Filing of a motion to extend such objection deadline, which may be made by the Reorganized Debtors or the Lead Plan Sponsor, shall automatically extend such deadline until a Final Order is entered on such motion. In the event that such a motion to extend the objection deadline is denied by the Bankruptcy Court, or approved by the Bankruptcy Court and reversed on appeal, such objection deadline shall be the later of the current deadline (as previously extended, as applicable) or 30 days after entry of a Final Order denying the motion to extend the objection deadline.

Section 7.04.   **No Payment or Distribution Pending Allowance.**

Notwithstanding any other provision in the Plan, if any portion of a Claim is a Disputed Claim, no payment or Distribution of Property provided for hereunder shall be made on account of such Claim unless and until the Disputed Claim becomes an Allowed Claim. To the extent a Disputed Claim is Disallowed in whole or in part, the Holder of such Claim will not receive any Distribution on account of the portion of such Claim (including the whole, if applicable) that is Disallowed.

Section 7.05.   **Disputed Distributions.**

If any dispute arises as to the identity of a Holder of an Allowed Claim who is to receive any Distribution, in lieu of making a distribution to such Person, the Disbursing Agent may reserve or deposit the Distribution at issue (or the disputed portion thereof) into a segregated account for

Disputed Distributions until the disposition thereof is determined by a Final Order or by written agreement among the interested parties to such dispute.

Section 7.06.   Estimation.

The Reorganized Debtors, acting through and at the discretion of the Lead Plan Sponsor shall have the right, but not the obligation, at any time to seek an order of the Bankruptcy Court, after notice and a hearing (which hearing may be held on an expedited basis), estimating for final Distribution purposes any contingent, unliquidated, or Disputed Claim pursuant to section 502(c) of the Bankruptcy Code, regardless of whether the Debtors or the Reorganized Debtors previously objected to such Claim.   If the Bankruptcy Court estimates any contingent, Disputed or unliquidated Claim, the estimated amount shall constitute either the Allowed Amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court; *provided*, *however*, that if the estimate constitutes the maximum limitation on such Claim, the Debtors or the Reorganized Debtors as the case may be, may elect to pursue supplemental proceedings to object to any ultimate allowance of such Claim. On or after the Effective Date, Claims that have been estimated may be compromised, settled, withdrawn, or otherwise resolved without further order of the Bankruptcy Court.

Section 7.07.   Late Filed Claims; Amendments to Claims.

Except as provided herein or otherwise agreed, any and all Proofs of Claim Filed or amended after the applicable Bar Date shall be deemed disallowed and expunged without any further notice to or action, order, or approval of the Bankruptcy Court, and any Holders of such Claims may not receive any distributions on account of such Claims, unless such late Claim has been deemed timely Filed by a Final Order.

Section 7.08.   Adjustment to Claims or Interests without Objection.

Any Claim that has been paid or satisfied, or any Claim that has been amended or superseded, may be adjusted or expunged on the claims register by the Reorganized Debtors without an objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court.


ARTICLE VIII

DISTRIBUTIONS UNDER THE PLAN


Section 8.01.   Limitation to Full Recovery.

Notwithstanding anything herein to the contrary, no Holder of any Claim will be entitled to a Distribution in excess of 100% of the Allowed amount of its Claims.

Section 8.02.   Timing of Distributions.

Distributions under the Plan shall be made (i) as set forth in the Plan or as soon as reasonably practicable thereafter; or (ii) as agreed between the Debtors or the Reorganized Debtors, as applicable, and the particular Creditor, or as soon as reasonably practicable thereafter.

If a Claim is not an Allowed Claim as of the Effective Date, Distributions will be made only if and when the Claim is Allowed and, to the extent a Disputed Claim is the subject of estimation in accordance with Section 7.04 of the Plan, in an amount no greater than the estimated amount of such Claim.

Section 8.03. Saturdays, Sundays, or Legal Holidays.

If any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, and shall be deemed to have been completed as of the required date.

Section 8.04. Distribution Record Date.

Except as otherwise provided in a Final Order that is not subject to any stay, the transferees of Claims that are transferred pursuant to Bankruptcy Rule 3001(e) and Filed with the Bankruptcy Court on or prior to the Distribution Record Date will be treated as the Holders of such Claims for all purposes, notwithstanding that any period provided by Bankruptcy Rule 3001 for objecting to such transfer may not have expired by the Distribution Record Date. As of the close of business on the Distribution Record Date, any transfer ledgers, transfer books, registers and any other records will be closed and, for purposes of the Plan, there shall be no further changes in the record Holders of such Claims. The Debtors or the Reorganized Debtors, as applicable, shall have no obligation to recognize the transfer of any Claim occurring after the Distribution Record Date, and will be entitled for all purposes to recognize and deal only with those Holders of Claims and Interests as of the close of business on the Distribution Record Date, as reflected on the ledgers, books, registers or records of the Debtors and the Bankruptcy Court.

Section 8.05. Delivery of Distributions.

Subject to the treatment of Disputed Distributions as set forth in Section 7.03 of the Plan, Distributions shall be made to Holders of Allowed Claims at the addresses set forth on the Debtors' books and records or the Proofs of Claim, if any, Filed by such Creditors or at the last known addresses of such Creditors or, in the case of transferred Claims, on the notice of transfer Filed with the Bankruptcy Court pursuant to Bankruptcy Rule 3001, each as of the Distribution Record Date. If any such Creditor's Distribution is returned as undeliverable, no further Distribution shall be made to such Creditor unless and until the Disbursing Agent is notified of such Creditor's then-current address, at which time any missed Distribution shall be made to such Creditor to the extent of available Cash; *provided* that in no event is the Disbursing Agent required to make Distributions to a Creditor whose Distribution is returned as undeliverable and becomes Unclaimed Property. Notwithstanding anything to the contrary in the foregoing, Distributions on account of the Noteholder Claims shall be made directly to the applicable Noteholders.

Section 8.06. Method of Cash Distributions.

The Disbursing Agent shall make all Distributions contemplated by the Plan. Any Cash payment to be made pursuant to the Plan shall be made by check drawn on a domestic bank or by wire transfer from a domestic bank, at the option of the Disbursing Agent. If a Creditor holds more than one Claim in any one Class, all Allowed Claims of the Creditor in that Class may, at the Debtors' or the Reorganized Debtors' option, as applicable, be aggregated and one Distribution may be made with respect thereto.

Section 8.07.   Unclaimed Property.

All Property distributed on account of Claims must be claimed within the later of ninety (90) days after (i) the Effective Date and (ii) the date such Distribution is made to such Holder *provided, however*, in the case of a Distribution made in the form of a check, must be negotiated or a request for reissuance made directly to the Reorganized Debtors by the Creditor that was originally issued such check and shall be made within ninety (90) days after the date the Distribution is made to the applicable Creditor. Nothing contained in the Plan shall require the Debtors to attempt to locate any Holder of an Allowed Claim, other than as provided herein. Pursuant to Bankruptcy Code sections 347(b) and 1143, all Claims in respect of Unclaimed Property shall be deemed Disallowed and the Holder of any Claim Disallowed is forever barred, expunged, estopped and enjoined from asserting such Claim in any manner against the Debtors or the Estates.

Section 8.08.   Compliance with Tax Requirements.

In connection with each Distribution with respect to which the filing of an information return (such as an IRS Form 1099 or 1042) or withholding is required, the Reorganized Debtors shall file such information return with the IRS and provide any required statements in connection therewith to the recipients of such Distribution or effect any such withholding and deposit all moneys so withheld as required by law. With respect to any Person from whom a tax identification number, certified tax identification number or other tax information required by law to avoid withholding has not been received by the Reorganized Debtors within thirty (30) days from the date of any such request, the Reorganized Debtors may, at their option, withhold the amount required and distribute the balance to such Person or decline to make such Distribution until the information is received.

Section 8.09.   Setoffs.

Each Debtor or Reorganized Debtor, as applicable, may, pursuant to applicable law (including section 553 of the Bankruptcy Code), setoff against any Distribution amounts related to any Claim before any Distribution is made on account of such Claim and any and all of the Causes of Action of any nature that the Debtors, the Estates or the Reorganized Debtors may hold against the Holder of such Claim, to the extent that (a) the Debtors or Reorganized Debtors, as applicable, provide the Holder of an applicable Claim seven (7) days' notice of the Debtors' or Reorganized Debtors' intent to apply a setoff and such Holder of a Claim does not object; or (b) the Debtors' or Reorganized Debtors' right to setoff is otherwise adjudicated by the Bankruptcy Court or another court of competent jurisdiction; *provided, however,* that neither the failure to effect such a setoff, the allowance of any Claim hereunder, any other act or omission of the Debtors or the Disbursing Agent, nor any provision of the Plan (other than Article X of the Plan) will constitute a waiver or release by the Debtors or the Reorganized Debtors of any such Causes of Action that the Debtors or the Reorganized Debtors may possess against such Holder.

Section 8.10.   Documentation Necessary to Release Lien.

Except as otherwise agreed to by the Debtors or Reorganized Debtors, each Creditor who is a Holder of a Lien satisfied, discharged and released under the Plan and who is to receive a Distribution under the Plan shall not receive such Distribution until such Creditor executes and delivers any documents necessary to release all Liens arising under any applicable security agreement or non-bankruptcy law (in recordable form, if appropriate) in connection with such Claim and such other documents as the Reorganized Debtors may reasonably request to document satisfaction of the Lien.

Section 8.11.   Distributions Under Twenty-five Dollars.

No Distribution of Cash in an amount less than twenty-five dollars ($25.00) will be made by the Disbursing Agent to any Holder of an allowed Claim unless a request is made in writing to the Disbursing Agent. If no such request is made, all such Distributions will be treated as Unclaimed Property.

ARTICLE IX

EXECUTORY CONTRACTS AND UNEXPIRED LEASES; INDEMNIFICATION OBLIGATIONS

Section 9.01.   General Treatment.

Unless otherwise provided in the Plan, as of and subject to the occurrence of the Effective Date, all Executory Contracts and Unexpired Leases shall be deemed rejected, unless any such Executory Contract or Unexpired Lease (i) was previously assumed, assumed and assigned, or rejected by the Debtors, pursuant to a Final Order of the Bankruptcy Court; (ii) is identified on the Schedule of Assumed Executory Contracts; (iii) is the subject of a motion to assume that is pending on the Effective Date; (iv) is subject to a motion to assume pursuant to which the requested effective date of such assumption is after the Effective Date; (v) previously expired or terminated pursuant to its own terms or by agreement of the parties thereto; or (vi) is one of the following type of agreements, all of which shall be deemed assumed even if not identified by clauses (i)-(v) above: (a) confidentiality and non-disclosure agreements and (b) intercompany agreements and arrangements, unless specifically identified as rejected under the Schedule of Rejected Contracts.

Subject to the occurrence of the Effective Date, entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of the assumption of the Executory Contracts and Unexpired Leases set forth on the Schedule of Assumed Contracts and the Schedule of Assumed Leases pursuant to sections 365(a) and 1123 of the Bankruptcy Code. The assumption of Executory Contracts and Unexpired Leases hereunder may include the assignment of such Executory Contracts or Unexpired Leases. Except as otherwise provided herein or agreed to by the Debtors or Reorganized Debtors (as applicable) and the applicable non-Debtor counterparty, each assumed Executory Contract or Unexpired Lease shall include all modifications, amendments, supplements, restatements or other agreements related thereto and all rights related thereto. Any modifications, amendments, supplements, and restatements to prepetition Executory

Contracts and Unexpired Leases shall not be deemed to alter the prepetition nature of such agreements or the validity, priority or amount of any Claims that may arise in connection therewith.

Notwithstanding anything to the contrary in the Plan, the Debtors or the Reorganized Debtors, as applicable, reserve the right to alter, amend, modify, or supplement the Schedule of Assumed Executory Contracts and Unexpired Leases or the Schedule of Rejected Executory Contracts and Unexpired Leases identified in this Article IX and in the Plan Supplement at any time through and including 30 days after the Effective Date.

Each Executory Contract and Unexpired Lease assumed pursuant to the Plan shall vest in and be fully enforceable by the applicable Reorganized Debtor in accordance with its terms, except as modified by the provisions of the Plan, any Final Order of the Bankruptcy Court authorizing and providing for its assumption, or applicable law.

To the maximum extent permitted by law, to the extent any provision in an Executory Contract or Unexpired Lease assumed pursuant to the Plan restricts or prevents, or purports to restrict or prevent, or is breached or deemed breached by, the assumption of such Executory Contract or Unexpired Lease (including any "change of control" provision), then such provision shall be deemed modified such that the transactions contemplated by the Plan shall not entitle the non-Debtor party thereto to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto.

The Debtors reserve the right to amend the Schedule of Rejected Contracts to add or remove any Executory Contract of Unexpired Lease at any time prior to the Effective Date.

The Debtors will reject or terminate, as appropriate, after consulting with the Plan Sponsor, on the Effective Date, and the Reorganized Debtor will not assume, the Debtors' 401k plan. The Debtors shall assume, as of the Effective Date, all contracts associated with the Debtors' payroll processing company, the health benefits, paid time off, accidental death and disability insurance and employee handbook.

On the Effective Date, any and all equity-based incentive plans or stock ownership plans of the Debtors, including all agreements related thereto, entered into before the Effective Date, or other plans, agreements, or documents giving rise to Interests, including the contingent cash components of any such plans, agreements, or documents, shall be immediately terminated without any action of the Debtors, the Reorganized Debtors, or the Plan Sponsor. To the extent such plans, agreements, or documents are considered to be Executory Contracts, such plans, agreements, or documents shall be deemed to be, and shall be treated as though they are, Executory Contracts that are rejected pursuant to Bankruptcy Code section 365 under the Plan.

From and after the Effective Date, all warrants, stock options, and other equity awards outstanding or issued before such time, whether included in a warrant, plan, contract, agreement, or otherwise, will have no value, shall be cancelled and extinguished and thus will not entitle any holder thereof to purchase or otherwise acquire any equity interests in the Reorganized Debtors.

Section 9.02. **Cure of Defaults for Assumed Executory Contracts and Unexpired Leases.**

Any defaults under each Executory Contract and Unexpired Lease to be assumed pursuant to the Plan shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the Cure Amount in Cash on the Effective Date, subject to the limitation described below, or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree. In the event of a dispute regarding (1) the Cure Amount; (2) the ability of the Reorganized Debtors or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed; or (3) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption. At least twenty-one days prior to the Confirmation Hearing, the Debtors shall file and serve the Cure Notice. **Any objection by a counterparty to the proposed assumption of an Executory Contract or Unexpired Lease or the related Cure Amount must be Filed, served, and actually received by the Debtors no later than fourteen (14) days after the filing and service of the Cure Notice. Any counterparty to an Executory Contract or Unexpired Lease that fails to object timely to the proposed assumption or the related Cure Amount will be deemed to have consented to such assumption and the related Cure Amount.**

To the extent that any dispute with respect to the related Cure Amount with respect to any Executory Contract and Unexpired Lease to be assumed pursuant to the Plan is resolved or determined, including by entry of an order by the Court, in a manner that is not acceptable to the Debtors or Reorganized Debtors, as applicable, and the Plan Sponsor, then the Debtors or Reorganized Debtors, as applicable, at the direction of the Plan Sponsor, may reject the applicable Executory Contract or Unexpired Lease within twenty-one (21) days after such resolution or determination by filing and serving upon the counterparty to such Executory Contract or Unexpired Lease a notice of rejection. Upon service of such notice of rejection, such Executory Contract or Unexpired Lease shall be deemed to be rejected without the need for further action or an order from the Court, and such counterparty may thereafter file a proof of claim in the manner set forth in Section 9.04 of the Plan.

Upon payment of the related Cure Amount, assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults of any kind or nature, whether monetary or nonmonetary, including any Claims arising from indemnification obligations under any assumed Executory Contract or Unexpired Lease based on conduct, actions or inactions occurring or claims arising prior to the Effective Date, and including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, in each case arising under any assumed Executory Contract or Unexpired Lease at any time prior to the effective date of assumption. **Any Proofs of Claim Filed with respect to an Executory Contract or Unexpired Lease that has been assumed shall be deemed disallowed and expunged, without further notice to or action, order, or approval of the Bankruptcy Court.**

Section 9.03. **Preexisting Obligations to the Debtors under Executory Contracts and Unexpired Leases.**

Rejection of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall not constitute a termination of preexisting obligations owed to the Debtors or the Reorganized Debtors, as applicable, under such Executory Contracts or Unexpired Leases. In particular, notwithstanding any non-bankruptcy law to the contrary, the Reorganized Debtors expressly reserve and do not waive any right to receive, or any continuing obligation of a counterparty to provide, warranties or continued maintenance obligations on goods previously purchased by the Debtors contracting from non-Debtor counterparties to rejected Executory Contracts or Unexpired Leases.

Section 9.04. **Bar Date for Filing Proofs of Claim Relating to Executory Contracts and Unexpired Leases Rejected Pursuant to the Plan.**

Except as provided for in the Plan, Claims arising out of the rejection of an Executory Contract or Unexpired Lease pursuant to the Plan must be filed with the Bankruptcy Court and served upon the Reorganized Debtors no later than thirty (30) days after the Debtors file the Effective Date Notice. All such Claims not filed within such time will be forever barred from assertion against the Debtors and their Estates or the Reorganized Debtors and their Property.

Section 9.05. **Treatment of Rejection Claims.**

Any Allowed Claim arising out of the rejection of an Executory Contract or Unexpired Lease pursuant to the Plan shall, pursuant to section 502(g) of the Bankruptcy Code, be an Allowed General Unsecured Claim.

Section 9.06. **Reinstatement and Continuation of Insurance Policies.**

Unless otherwise assumed during the pendency of the Chapter 11 Cases, from and after the Effective Date, and notwithstanding Section 9.01 or any other provision of the Plan, each of the Debtors' insurance policies in existence on and as of the Effective Date shall be reinstated and continued in accordance with its terms and, to the extent applicable, shall be deemed assumed by the Reorganized Debtors pursuant to section 365 of the Bankruptcy Code. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors may hold against any entity, including, without limitation, the insurer under any of the Debtors' insurance policies.

The Debtors' discharge and release from all Claims and Interests, as provided herein, shall not diminish or impair the enforceability of any insurance policy that may cover Claims against the Debtors (including, without limitation, their officers and directors), the Reorganized Debtors (including, without limitation, their officers and directors) or any other person or entity.

ARTICLE X

EFFECT OF CONFIRMATION

Section 10.01.   Continued Corporate Existence.

Except as otherwise provided in the Plan, each Debtor shall continue to exist after the Effective Date as a separate corporate (or limited liability company, as applicable) entity, with all the powers of a corporation (or limited liability company, as applicable), pursuant to the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation or bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such Amended Certificate and Bylaws (or other formation documents) are amended by the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval.

Section 10.02.   Continued Operations.

From and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules and in all respects as if there were no pending case under any chapter or provision of the Bankruptcy Code, except as provided herein.

Section 10.03.   Discharge of Claims Against and Interests in the Debtors.

Upon the Effective Date and in consideration of the distributions to be made hereunder, except as otherwise provided herein or in the Confirmation Order, each Person that is a Holder (as well as any trustees and agents on behalf of such Person) of a Claim shall be deemed to have forever discharged the Debtors, to the fullest extent permitted by section 1141 of the Bankruptcy Code, of and from any and all Claims and Interests and related rights, and liabilities that arose prior to the Effective Date. Except as otherwise provided herein, upon the Effective Date, all such Holders of Claims and Interests shall be forever precluded and enjoined, pursuant to sections 105, 524, 1141 of the Bankruptcy Code, from prosecuting or asserting any such discharged Claim and Interests and related rights and liabilities.

Section 10.04.   Injunction.

No Person or Entity holding a Claim or Interest may receive any payment from, or seek recourse against, directly or indirectly, any Assets or Property of the Debtors and their Estates or the Reorganized Debtors other than Assets or Property required to be distributed to that Person or Entity under the Plan. Except as otherwise expressly provided for in the Plan or the Confirmation Order, all Persons and Entities are permanently enjoined, on and after the Effective Date, on account of any Claim or Interest, or on account of any claim, interest, obligation, right, suit, damages, Cause of Action, remedy or liability discharged, released, dismissed, exculpated, settled or waived under the Plan or the Confirmation Order, from, directly or indirectly (collectively, the "Enjoined Matters"):

a. asserting any Enjoined Matters against any Assets or Property of the Debtors, their Estates, the Reorganized Debtors, the Released Parties, and their successors and assigns and any of their assets or properties, directly or indirectly;

b. commencing or continuing in any manner any suit, action, discovery, or other matter or proceeding of any kind against the Debtors, their Estates, the Reorganized Debtors, the Released Parties, their successors and assigns and any of their assets and properties;

c. enforcing, attaching, collecting or recovering by any manner or means any judgment, award, decree or order against the Debtors, their Estates, the Reorganized Debtors, the Released Parties, their successors and assigns and any of their assets and properties;

d. creating, perfecting or enforcing any encumbrance of any kind against the Debtors, their Estates, the Reorganized Debtors, the Released Parties, their successors and assigns and any of their assets and properties; or

e. asserting any right of setoff or subrogation of any kind against any obligation due from the Debtors, their Estates, the Reorganized Debtors, the Released Parties, their successors and assigns and any of their assets and properties, directly or indirectly, except to the extent that a motion to effectuate such setoff or subrogation is timely filed prior to the Confirmation Date.

Section 10.05.   Releases.

a. **Releases by the Debtors.** As of the Effective Date, for good and valuable consideration, pursuant to the Plan and the Confirmation Order, the Debtor Released Parties are forever released by the Debtors and the Estates, and anyone claiming by or through the Debtors and the Estates, from any and all claims, interests, obligations, rights, suits, damages, Causes of Action (including, without limitation, any and all Avoidance Actions), remedies and liabilities whatsoever, including, without limitation, any derivative claims or claims asserted or assertable on behalf of the Debtors and the Estates, whether known or unknown, foreseen or unforeseen, liquidated or unliquidated, fixed or contingent, matured or unmatured, existing or hereinafter arising, in law, equity or otherwise, that the Debtors or the Estates would have been legally entitled to assert in their own right (whether individually or collectively) or that a Holder of any Claim or Interest would have been legally entitled to assert derivatively on behalf of the Debtors or otherwise by or through the Debtors, based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Estates, the Chapter 11 Cases, the Plan, the RSA, the Confirmation Order, the Disclosure Statement or related agreements, instruments or other documents in the Chapter 11 Cases, except for any such act, omission, transaction, event or other occurrence that is determined in a Final Order to have constituted actual fraud, gross negligence or willful misconduct.

b. **Releases by Holders of Claims**. As of the Effective Date, for good and valuable consideration, the Third-Party Released Parties are forever released by the Releasing

Parties, and anyone claiming by or through the Releasing Parties, from any and all claims, interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, liquidated or unliquidated, fixed or contingent, matured or unmatured, existing or hereinafter arising, in law, equity or otherwise, that the Releasing Parties would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of and anyone claiming by or through the Releasing Parties, based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Estates, the Chapter 11 Cases, the Plan, the RSA, the Confirmation Order, the Disclosure Statement or related agreements, instruments or other documents in the Chapter 11 Cases, except for any such act, omission, transaction, event or other occurrence that is determined by a Final Order to have constituted actual fraud, gross negligence or willful misconduct; *provided*, *however*, that the foregoing is not intended and shall not be deemed to be a release of the Debtors' obligations pursuant to the Plan.

c.   Each Person and Entity deemed to grant a release under this Section 10.05 shall be deemed to have granted such release notwithstanding that such Person or Entity may hereafter discover facts in addition to, or different from, those which such Person or Entity now knows or believes to be true, and without regard to the subsequent discovery or existence of such different or additional facts, and such Person or Entity expressly waives any and all rights that such Person or Entity may have under any statute or common law principle, to the extent such section is applicable, which would limit the effect of such releases to those claims or causes of action actually known or suspected to exist at the time of Confirmation.

d.   Entry of the Confirmation Order shall constitute the Bankruptcy Court's approval of the releases set forth in this Section 10.05.

Section 10.06.   Exculpation and Limitation of Liability.

On the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, to the maximum extent permitted by law, the Exculpated Parties shall be exculpated from any liability to any Person or Entity, including, without limitation, to any Holder of a Claim or an Interest, for any act or omission occurring on or after the Petition Date through and including the Effective Date in connection with, relating to, or arising out of the RSA, the Chapter 11 Cases, the formulation, negotiation, preparation, dissemination, solicitation of acceptances, implementation, confirmation or consummation of the Plan, the Disclosure Statement, any contract, instrument, release or other agreement or document created, executed or contemplated in connection with the Chapter 11 Cases, the Plan, the RSA, the Confirmation Order, the Disclosure Statement, related agreements, instruments or other documents in the Chapter 11 Cases, or the administration of the Plan or the Assets and property to be distributed under the Plan; *provided*, *however*, that the exculpation provisions of this Section 10.06 shall not apply to acts or omissions constituting actual fraud, willful misconduct or gross negligence by any Exculpated Party, as determined by a Final Order. The Confirmation Order and the Plan shall serve as a permanent injunction against any Person or Entity commencing or continuing in any manner any suit, action, discovery, or

other matter or Proceeding of any kind against the Exculpated Parties that has been exculpated pursuant to this Section 10.06 of the Plan.

Section 10.07.   **Subordination of Claims and Interests Under Section 510.**

Notwithstanding anything contained in the Plan to the contrary, the allowance, classification and treatment of all Allowed Claims and their respective Distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims and the Interests in each Class with due regard to any contractual, legal and equitable subordination rights relating thereto whether arising under general principles of equitable subordination, sections 510(b) and (c) of the Bankruptcy Code or otherwise.

ARTICLE XI

RETENTION OF JURISDICTION

Section 11.01.   **Exclusive Jurisdiction of Bankruptcy Court.**

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction of all matters arising out of, arising in or related to, the Chapter 11 Cases, the Plan and the Confirmation Order to the fullest extent permitted by applicable law, including, without limitation, jurisdiction to:

a.   allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim (whether Filed before or after the Effective Date and whether or not contingent, Disputed or unliquidated), including the compromise, settlement and resolution of any request for payment of any Claim, the resolution of any Objections to the allowance or priority of any Claim and the resolution of any dispute as to the treatment necessary to reinstate a Claim pursuant to the Plan and to hear and determine any other issue presented hereby or arising hereunder, including during the pendency of any appeal relating to any Objection to such Claim;

b.   grant or deny any applications for allowance of compensation or reimbursement of expenses for Professionals authorized pursuant to the Bankruptcy Code or the Plan, for periods ending on or before the Effective Date;

c.   hear and determine motions, applications, adversary proceedings, contested matters and other litigated matters pending on, Filed on or commenced after the Effective Date, including proceedings with respect to the rights of the Estates to recover Property under sections 542 or 543 of the Bankruptcy Code;

d.   determine and resolve any matters related to the assumption, assumption and assignment or rejection of any Executory Contract or Unexpired Lease to which the Debtors are a party or with respect to which the Debtors may be liable, and to hear, determine and, if necessary, liquidate any Claims arising therefrom;

e.   ensure that all payments due under the Plan and performance of the provisions of the Plan are accomplished as provided herein and resolve any issues relating to Distributions to Holders of Allowed Claims pursuant to the provisions of the Plan;

f.   following the Effective Date and consistent with section 1142 of the Bankruptcy Code, construe, take any action and issue such orders as may be necessary for the enforcement, implementation, execution and consummation of the Plan and all contracts, instruments, releases and other agreements or documents created in connection with the Plan and the Confirmation Order, for the maintenance of the integrity of the Plan and protection of the Estates following consummation in accordance with sections 524 and 1141 of the Bankruptcy Code;

g.   determine and resolve any case, controversy, suit or dispute that may arise in connection with the consummation, interpretation, implementation or enforcement of the Plan or the Confirmation Order, including the indemnification, release and injunction provisions set forth in the Plan, or any Person's rights arising under or obligations incurred in connection therewith;

h.   modify the Plan after the Effective Date pursuant to section 1127 of the Bankruptcy Code, the Confirmation Order or any contract, instrument, release, or other agreement or document created in connection with the Plan, or the Confirmation Order, or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, or the Confirmation Order;

i.   issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person with consummation, implementation or enforcement of the Plan or the Confirmation Order;

j.   enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

k.   determine any other matters that may arise in connection with or relating to the Plan, the Plan Supplement, the Confirmation Order and the Bankruptcy Code;

l.   determine such other matters and for such other purposes as may be provided in the Confirmation Order;

m.   continue to enforce the automatic stay through the Effective Date;

n.   hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan, and issues presented or arising under the Plan, including but not limited to disputes among Holders or with the Reorganized Debtor and arising under agreements, documents or instruments executed in connection with or governed by the Plan;

o.   hear and determine any other matter relating to the Plan, its interpretation or enforcement; and

p.   enter a final decree and close the Chapter 11 Cases.

ARTICLE XII

CONFIRMATION AND EFFECTIVENESS OF THE PLAN

Section 12.01.   Conditions Precedent to Confirmation.

The following conditions precedent to the occurrence of Confirmation must be satisfied unless any such condition shall have been waived by the Debtors and the Plan Sponsor:

a.   the Disclosure Statement having been approved by the Bankruptcy Court as having adequate information in accordance with section 1125 of the Bankruptcy Code;

b.   no breach or failure to comply with the terms of the DIP Order, the RSA or any other material order of the Bankruptcy Court shall have occurred and be continuing, except to the extent such breach or failure has been waived in writing by the party having the right to assert such breach or failure;

c.   the final version of the Plan, Plan Supplement, and any other documents, or schedules thereto, shall have been filed in form and substance acceptable to the Debtors and the Plan Sponsor, each in its reasonable discretion;

d.   there being no material adverse change in the business, results of operations, prospects, condition (financial or otherwise) or assets of the Debtors after the Petition Date;

e.   the Debtors have not caused or permitted to occur the sale, disposal or other transfer of the Debtors' material assets; and

f.   entry of the Confirmation Order in form and substance acceptable to the Debtors and the Plan Sponsor, each in its reasonable discretion.

Section 12.02.   Conditions Precedent to the Effective Date.

The following conditions precedent to the occurrence of the Effective Date must be satisfied unless any such condition shall have been waived by the Debtors and the Plan Sponsor:

a.   the Confirmation Order, in form and substance acceptable to the Debtors and the Plan Sponsor, each in its reasonable discretion, having become a Final Order;

b.   no breach or failure to comply with the terms of the DIP Order, the RSA, the Confirmation Order, or any other material order of the Bankruptcy Court shall have occurred and be continuing;

c.   the Plan and all related documents, including the Plan Supplement documents, in form and substance acceptable to the Debtors and the Plan Sponsor, each in its reasonable discretion, being approved by the Confirmation Order and executed and delivered, and any conditions (other than the occurrence of the Effective Date or certification by the Debtors that the Effective Date has occurred) contained therein having been satisfied or waived in accordance therewith;

d.   the board of directors of the Reorganized Debtors, as applicable, shall have been selected and shall have agreed to serve;

e.   the Debtor has not caused, or as to Insiders, permitted to occur, from and after the Petition Date an "ownership change" as such term is used in section 382 of the Code;

f.   there being no material adverse change in the business, results of operations, prospects, condition (financial or otherwise) or assets of the Debtors after the Confirmation Date;

g.   the receipt of any required regulatory approvals and material third party consents, or any other approvals, including approvals or consents required from any Governmental Unit, on terms reasonably satisfactory to the Plan Sponsor;

h.   the issuance of an opinion by Plan Sponsor tax counsel Mayer Brown LLP that the transactions contemplated by the Plan, individually and in the aggregate, will not result in the application of Section 382(a) of the Code to Novation;

i.   to the extent requested by the Plan Sponsor, the approval by the Bankruptcy Court and adoption of the Tax Preservation Rights Plan;

j.   Novation shall be delisted from any public exchange on which it is listed and shall no longer be subject to any Securities and Exchange Commission reporting requirements no later than the Effective Date.

k.   all other actions and documents necessary to implement the Plan shall have been effected or executed and shall be reasonably acceptable to the Debtors and the Plan Sponsor;

l.   payment by the Plan Sponsor of the Exit Funding in an amount necessary to satisfy the purposes of the Exit Funding (up to the amount of the DIP Facility and the Initial Preferred Stock Consideration);

m.   payment by the Plan Sponsor of the Initial Preferred Stock Consideration;

n.   there shall not have been filed proofs of claim against the Debtors asserting General Unsecured Claims that the Plan Sponsor believes in good faith, after consulting with the Debtors, to be allowable, in the aggregate, in an amount in excess of 150% of the amount, in the aggregate, set forth on the GUC Schedule;

o.   the procurement of insurance policies deemed necessary or appropriate by the Plan Sponsor for the Reorganized Debtor, including without limitation, general liability, D&O, E&O and key man insurance policies; and

p.   establishment and funding of the Administrative and Priority Claims Reserve and Professional Fee Escrow Account as provided for in the Plan.

Section 12.03.   Notice of Occurrence of the Effective Date.

The Reorganized Debtors shall file and serve the Effective Date Notice within three (3) Business Days after the Effective Date.

Section 12.04.   Waiver of Conditions Precedent and Bankruptcy Rule 3020(e) Automatic Stay.

The Debtors, with the consent of the Plan Sponsor, shall have the right to waive one or more of the conditions precedent set forth in Sections 12.01 and 12.02 above at any time without leave of or notice to the Bankruptcy Court and without formal action other than proceeding with confirmation of the Plan.

Section 12.05.   Consequences of Non-Occurrence of Effective Date.

If the Confirmation Order is vacated of the Effective Date otherwise does not occur, (a) the Plan shall be null and void in all respects; and (b) any settlement or release of claims provided for hereby shall be null and void without further order of the Bankruptcy Court.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

Section 13.01.   Binding Effect of Plan.

The provisions of the Plan shall be binding upon and inure to the benefit of the Debtors, any Holder of any Claim or Interest treated herein and each of their respective heirs, executors, administrators, representatives, predecessors, successors, assigns, agents, officers and directors, and, to the fullest extent permitted under the Bankruptcy Code and other applicable law, each other Person affected by the Plan.

Section 13.02.   Severability.

Should the Bankruptcy Court determine prior to entry of the Confirmation Order, that any provision of the Plan is either illegal or unenforceable on its face or illegal or unenforceable as applied to any Claim or Interest, such provision shall be unenforceable as to all Holders of Claims or Interests or to the specific Holder of such Claim or Interest, as the case may be, as to which the provision is illegal. Unless otherwise determined by the Bankruptcy Court, such a determination shall in no way limit or affect the enforceability and operative effect of any other provisions of the Plan. If any such ruling occurs, the Debtors shall not proceed with confirmation and/or consummation of the Plan absent the written consent of the Plan Sponsor. The Debtors reserve the right not to proceed with Confirmation and/or consummation of the Plan if any such ruling occurs.

Section 13.03.   Governing Law.

Except to the extent that the Bankruptcy Code or Bankruptcy Rules or other federal laws are applicable, and subject to the provisions of any contract, instrument, release, or other agreement or document entered into in connection with the Plan, in particular the construction, implementation and enforcement of the Plan, and all rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without giving effect to conflicts of law principles which would apply the law of a jurisdiction other than the State of Delaware or the United States of America.

Section 13.04.   Notices.

Any notice required or permitted to be provided under the Plan shall be in writing and served by either prepaid (i) certified mail, return receipt requested; (ii) hand delivery; or (iii) overnight delivery service, to be addressed as follows:

If to the Debtors:

Wyse Advisors LLC
51 JFK Parkway
Short Hills, New Jersey 07078
Attention: Mike Wyse, Chief Restructuring Officer

with a copy to

Young Conway Stargatt & Taylor, LLP
1000 North King Street
Wilmington, Delaware 19801
Attention: Robert F. Poppiti, Jr. and Allison S. Mielke

If to the Plan Sponsor:

Nighthawks Holdings I, LLC
228 Park Avenue South, PMB #27207
New York, New York 10003
Attn: Daniel Strauss
E-mail: daniel@strausscap.com

and

HOMF II Distressed Opportunities, Ltd.
333 Ludlow Street
South Tower, 5th Floor
Stamford, Connecticut 06902
Attn: Justin Gregory
E-mail: corporateactions@hildenecap.com

with a copy to

Loeb & Loeb LLP
345 Park Avenue

New York, New York 10154
Attn: Daniel B. Besikof
E-mail: dbesikof@loeb.com

Section 13.05.   **Filing of Additional Documents.**

On or before substantial consummation of the Plan, or such later time as may be authorized by the Bankruptcy Court, the Debtors are authorized to issue, execute, deliver or File with the Bankruptcy Court or record any agreements and other documents, and take any action as may be necessary or appropriate to effectuate, consummate and further evidence implementation of the terms and conditions of the Plan.

Section 13.06.   **Time.**

Unless otherwise specified herein, in computing any period of time prescribed or allowed by the Plan, the day of the act or event from which the designated period begins to run shall not be included. The last day of the period so computed shall be included, unless it is not a Business Day, in which event the period runs until the end of next succeeding day that is a Business Day. Otherwise, the provisions of Bankruptcy Rule 9006 shall apply.

Section 13.07.   **Exhibits/Schedules.**

All exhibits and schedules to the Plan and any Plan Supplement are incorporated into and constitute a part of the Plan as if fully set forth herein.

Section 13.08.   **Defenses with Respect to Impaired or Unimpaired Claims.**

Except as otherwise specifically provided in the Plan, nothing shall affect the parties' rights and/or legal and equitable defenses with respect to any Impaired or Unimpaired Claim, including but not limited to all rights relating to legal and equitable defenses to setoffs or recoupments against any Unimpaired Claim.

Section 13.09.   **No Injunctive Relief.**

No Claim shall be entitled to specific performance or other injunctive, equitable or other prospective relief except as may be specified in the Plan.

Section 13.10.   **No Admissions.**

Notwithstanding anything herein to the contrary, prior to the Effective Date, nothing contained in the Plan shall be deemed an admission by any party with respect to any matter set forth herein, including, without limitation, liability on any Claim or the propriety of any classification of any Claim; *provided*, *however*, that the provisions of the Plan shall be treated as admissions under the Federal Rules of Evidence upon the Effective Date.

Section 13.11.   Extension of Time.

Any period of time or deadline under the Plan may be extended by agreement of the parties affected thereby, or by order of the Bankruptcy Court upon good cause shown.

Section 13.12.   Conflict.

To the extent that terms of Confirmation Order or the Plan are inconsistent with the Disclosure Statement or any agreement entered into between any of the Debtors and any other party, the terms of the Confirmation Order and Plan control the Disclosure Statement and any such agreement, and the provisions of the Confirmation Order control the terms of the Plan.

Section 13.13.   Reservation of Rights.

Except as expressly set forth herein, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the filing of the Plan, any statement or provision contained herein, or the taking of any action by the Debtors with respect to the Plan shall be or shall be, deemed to be, an admission or waiver of any rights of the Debtors with respect to any Claims or Interests prior to the Effective Date.

Section 13.14.   Modifications and Amendments.

The Debtors, with the consent of the Plan Sponsor, may alter, amend, or modify the Plan or any Plan Document under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date.

The Debtors shall provide parties-in-interest with notice of such amendments or modifications as may be required by the Bankruptcy Rules or order of the Bankruptcy Court. A Holder of a Claim or Interest that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended, modified, or clarified, if the proposed alteration, amendment, modification, or clarification does not materially and adversely change the treatment of the Claim or Interest of such Holder.

After the Confirmation Date and prior to substantial consummation (as defined in section 1101(2) of the Bankruptcy Code) of the Plan, the Debtors or Reorganized Debtors, as applicable, may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or to reconcile any inconsistencies in the Plan, the Disclosure Statement approved with respect to the Plan, or the Confirmation Order, and such matters as may be necessary to carry out the purpose and effect of the Plan so long as such proceedings do not adversely affect the treatment of Holders of Claims or Interests in the Debtors under the Plan; *provided*, *however*, that, to the extent required, prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or an order of the Bankruptcy Court. A Holder of a Claim or Interest that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended, modified or clarified, if the proposed alteration, amendment, modification or clarification does not materially and adversely change the treatment of the Claim or Interest of such Holder.

Section 13.15.   Continuing Exclusivity and Solicitation Period.

Subject to further order of the Bankruptcy Court, until the Effective Date, the Debtors shall, pursuant to section 1121 of the Bankruptcy Code, retain the exclusive right to amend the Plan and to solicit acceptances thereof, and any modifications or amendments thereto.

Section 13.16.   Revocation, Withdrawal, or Non-Consummation.

The Debtors reserve the right to revoke or withdraw the Plan at any time prior to the Confirmation Date and to File subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan prior to the Confirmation Date, or if the Confirmation or the Effective Date does not occur, then (a) the Plan shall be null and void in all respects; (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Class of Claims), assumption or rejection of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void; and (c) nothing contained in the Plan, and no acts taken in preparation for consummation of the Plan, shall (i) constitute or to be deemed to constitute a waiver or release of any Claims against, or any Interests in, the Debtors, or any Causes of Action by or against the Debtors or any Person or Entity, (ii) prejudice in any manner the rights of the Debtors or any Person or Entity in any further proceedings involving the Debtors, or (iii) constitute an admission of any sort by the Debtors or any other Person or Entity.


ARTICLE XIV
SUBSTANTIAL CONSUMMATION


Section 14.01.   Substantial Consummation

The Plan shall be deemed substantially consummated on the Effective Date.

Section 14.02.   Final Decree

On substantial consummation and performance of the Plan and Plan Documents, the Reorganized Debtors may request the Bankruptcy Court to enter a final decree closing the Chapter 11 Case and such other orders that may be necessary and appropriate.

Dated: August 4, 2023   NOVATION COMPANIES, INC., on behalf
                                                               of itself and all other Debtors

                                                               By: _/s/_____
                                                                       Mike Wyse
                                                                       Chief Restructuring Officer

EXHIBIT B

CERTIFICATE OF INCORPORATION

OF

NOVATION COMPANIES, INC.

[●], 2023

The undersigned, a natural person (the "Incorporator"), for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the General Corporation Law of the State of Delaware (the "DGCL") does hereby certify that:

Article I
Name

The name of the Corporation is Novation Companies, Inc. (the "Corporation"), the Corporation was originally incorporated under the name Capstar Financial, Inc., a Maryland corporation, on September 13, 1996 under the Maryland General Corporation Law and later changed its name to NovaStar Financial, Inc. before changing its name to Novation Companies, Inc. The Novation Companies, Inc., pursuant to Section 265 of the General Corporation Law, converted to a Delaware corporation on [●], 2023.

Article II
Registered Agent

The address of the registered office of the Corporation in the State of Delaware is [1209 Orange Street, City of Wilmington, Delaware 19801]. The name of the registered agent at that address is [The Corporation Trust Company].

Article III
Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

Article IV
Capital

The total number of shares of all classes of capital stock, each with par value of $[0.01], that the Corporation is authorized to issue is [●] shares, consisting of (a) [●] shares of common stock (the "Common Stock") and (b) 5,000 shares of preferred stock (the "Preferred Stock"). Notwithstanding anything herein to the contrary, the Corporation shall not be authorized to issue non-voting securities to the extent prohibited by Section 1123(a)(6) of chapter 11 of title 11 of the United States Code, as amended (the "Bankruptcy Code"); provided, however, that the foregoing restriction shall (i) have no further force and effect beyond that required under Section

1123(a)(6) of the Bankruptcy Code and (ii) only have such force and effect to the extent and for so long as such Section 1123(a)(6) is in effect and applies to the Corporation.

Article V
Voting

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

The holders of the Common Stock are entitled to one (1) vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

Article VI
Preferred Stock

The board of directors of the Corporation (the "Board") is hereby expressly authorized to provide out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

ARTICLE VII
Restrictions on Transfer

(a)   For so long as the Corporation and its affiliates possess any federal income tax net operating loss carryovers, capital loss carryovers and/or tax credit carryovers that, in each case, should not then be subject to the limitation imposed by Section 382(a) of the Internal Revenue Code of 1986, as amended (the "Code"), no shares of any class or series of the Common Stock or Preferred Stock of the Corporation may be transferred, directly or indirectly, or issued (upon original issuance) to any Person ("Person" shall mean any individual, trust, corporation, company, partnership (limited or general), limited liability company, joint venture, foundation, association, or other entity) if, upon completion of such transfer or issuance, there would be an "owner shift involving a 5-percent shareholder" within the meaning of Code § 382(g)(2) and Temporary Treasury Regulation § 1.382-2T(e)(1) or an "equity structure shift involving a 5-percent shareholder" within the meaning of Code § 382(g)(3) and Temporary Treasury Regulation 1.382-2T(e)(2). For the avoidance of doubt, any transfer (or series of transfers) or issuance (or series of issuances) contrary to the foregoing sentence shall be null and void *ab initio*.

(b)   No employee or agent of the Corporation shall record any transfer or issuance made, or purported to be made, in violation of Article VII(a) (a "Prohibited Transfer"), and the purported transferee of such a Prohibited Transfer (a "Purported Transferee") shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the

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securities of the Corporation which are the subject of the Prohibited Transfer (the "Excess Securities"). Until the Excess Securities are acquired by another Person in a transfer that is not a Prohibited Transfer, the Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any, and the Excess Securities shall be deemed to remain with the transferor unless and until the Excess Securities are transferred to the Agent pursuant to Article VII(c) and Article VII(d). After the Excess Securities have been acquired in a transfer that is not a Prohibited Transfer, the securities of the Corporation shall cease to be Excess Securities. For this purpose, any transfer of Excess Securities not in accordance with the provisions of this Article VII(b), Article VII(c), or Article VII(d) shall also be a Prohibited Transfer. For the avoidance doubt, all of the securities of the Corporation which are the subject of a Prohibited Transfer shall constitute Excess Securities.

(c)   If the Board determines that a transfer of securities of the Corporation constitutes a Prohibited Transfer, then, upon written demand by the Corporation sent within thirty (30) days of the date on which the Board determines that the attempted transfer would result in Excess Securities, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee's possession or control, together with any and all dividends or other distributions paid by the Corporation with respect to any Excess Securities received by a Purported Transferee ("Prohibited Distributions"), to an agent designated by the Board (the "Agent"). The Agent shall thereupon sell to a buyer or buyers, which may include the Corporation, the Excess Securities transferred to it in one or more arm's-length transactions (on the public securities market on which such Excess Securities are traded, if applicable and if possible, or otherwise privately); provided, however, that any such sale must not constitute a Prohibited Transfer and provided, further, that the Agent shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale or sales within any specific timeframe if, in the Agent's discretion, such sale or sales would disrupt the market for the securities of the Corporation, would otherwise adversely affect the value of the securities of the Corporation or would be in violation of applicable securities laws.

(d)   If the Purported Transferee has resold the Excess Securities before receiving the Corporation's demand to surrender Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported Transferee to retain a portion of such sale proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Article VII(e) if the Agent rather than the Purported Transferee had resold the Excess Securities.

(e)   The Agent shall apply any proceeds of a sale by it of Excess Securities and, if the Purported Transferee has previously resold the Excess Securities, any amounts received by it from a Purported Transferee, together, in either case, with any Prohibited Distributions, as follows: (i) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder; (ii) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported

Transferee for the Excess Securities (or the fair market value at the time of the transfer, in the event the purported transfer of the Excess Securities was, in whole or in part, a gift, inheritance or similar transfer) which amount shall be determined at the discretion of the Board; and (iii) third, any remaining amounts shall be paid to one or more organizations qualifying under Section 501(c)(3) of the Code (or any comparable successor provision) selected by the Board. The Purported Transferee of Excess Securities shall have no claim, cause of action or any other recourse whatsoever against any transferor of Excess Securities. The Purported Transferee's sole right with respect to such shares shall be limited to the amount payable to the Purported Transferee pursuant to this Article VII(e). In no event shall the proceeds of any sale of Excess Securities pursuant to this Article VII(e) inure to the benefit of the Corporation or the Agent, except to the extent used to cover costs and expenses incurred by Agent in performing its duties hereunder.

ARTICLE VIII
Sole Incorporator

The name and mailing address of the sole incorporator is as follows: [●]

ARTICLE IX
Board of Directors

The size of the Board shall be as set forth in the bylaws of the Corporation (the "Bylaws"). Except with respect to a newly created directorship or a vacancy or as otherwise provided by the Bylaws, directors shall be elected by the stockholders entitled to vote thereon at each annual meeting of the stockholders by a plurality of the shares present at the applicable meeting.

Effective upon the effective date of that certain Debtors' Joint Prepackaged Plan of Reorganization, In re: Novation Companies, Inc., *et al.*, dated as of [●], 2023, the directors shall be divided into three classes designated Class I, Class II and Class III (each, a "Class"). Class I shall initially consist of three (3) directors, Class II shall initially consist of two (2) directors, and Class III shall initially consist of two (2) directors. Following their appointment or election, the "Initial Terms" for each (a) Class I director shall expire two years after the appointment or election of such director, (b) Class II director shall expire three years after the appointment or election of such director, and (c) Class III director shall expire four years after the appointment or election of such director.

During the Initial Terms, Class I and Class II directors shall be nominated and elected by the stockholders holding Common Stock of the Corporation and Class III directors shall be nominated and elected by the stockholders holding Preferred Stock of the Corporation at an annual meeting of stockholders or, if no such meeting is held, by written consent of the applicable stockholders of the Corporation in lieu of an annual meeting.

At such time when no shares of Preferred Stock remain outstanding, Class III directors shall be elected by the stockholders holding Common Stock of the Corporation alongside the Class I and Class II directors in accordance with this Article IX.

Following the expiration of each director's respective Initial Term, successor directors shall be elected by the stockholders holding Common Stock of the Corporation at an annual meeting of stockholders or, if no such meeting is held, by written consent of the stockholders of the Corporation in lieu of an annual meeting.

Each of the successors elected to replace the class of directors whose Initial Term expires on such date will be elected for a term of three (3) years and until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.

If the number of directors is changed, any increase or decrease shall be so apportioned by the Board among the Classes in the discretion of the Board, and any additional director of any Class elected to fill a vacancy resulting from an increase in such Class shall hold office for a term that shall coincide with the remaining term of that Class, but in no case will a decrease in the number of directors constituting the Board shorten the term of any incumbent director.

Elections of directors of the Corporation need not be by written ballot unless the Bylaws shall so provide.

ARTICLE X
Bylaws Amendments

Notwithstanding any other provision of the Bylaws, the affirmative vote of the holders of at least fifty-five percent (55%) of the voting power of the shares of the then outstanding Common Stock, voting together as a single class, shall be required to amend, repeal, or adopt any provision of the Bylaws, other than for ministerial immaterial amendments.

ARTICLE XI
Limitation of Liability

To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director or officer. No amendment to, modification of, or repeal of this Article XI shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment.

ARTICLE XII
Indemnification

The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification

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(following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board. Any amendment, repeal or modification of this Article XII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE XIII
Section 203

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE XIV
Amendment of Certificate of Incorporation

Notwithstanding any other provision of this Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") or the Bylaws and in addition to any affirmative vote of the holders of any particular class of stock of the corporation required by applicable law, this Certificate of Incorporation or the Bylaws, the affirmative vote of the holders of at least fifty-five percent (55%) of the voting power of the shares of the then outstanding Common Stock, voting together as a single class, shall be required to amend, repeal, or adopt any provision of the Certificate of Incorporation.

ARTICLE XV
Stockholder Voting for General Matters

Except as provided in Article XIV, notwithstanding any other provision of this Certificate of Incorporation or the Bylaws, for any other matter of the Corporation which requires a vote of the stockholders of the Corporation pursuant to the DGCL, the affirmative vote of greater than fifty-one (51%) of the voting power of the shares of the then outstanding Common Stock, voting together as a single class, shall be required for any such matter.

*****

I, THE UNDERSIGNED, being the Incorporator hereinbefore named, for the purposes of forming a corporation pursuant to the DGCL, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true and have accordingly hereunto set my hand on the date first written above.

By: _____

Name: [●]

Title: Incorporator

[Signature Page to Certificate of Incorporation of Novation Companies, Inc.]

**CERTIFICATE OF DESIGNATION OF
SERIES A REDEEMABLE PREFERRED STOCK OF
NOVATION COMPANIES, INC.**

[•], 2023

Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the "**DGCL**"), Novation Companies, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), in accordance with the provisions of Section 103 of the DGCL, does hereby submit the following:

WHEREAS, the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") authorizes the issuance of up to 5,000 shares of preferred stock, par value $[0.01] per share, of the Corporation ("**Preferred Stock**") in one or more series, and expressly authorizes the Board of Directors of the Corporation (the "**Board**"), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions, and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the "**Certificate of Designation**") establish and fix and herein state and express the designation, rights, preferences, powers, restrictions, and limitations of such series of Preferred Stock as follows:

1.   Designation. There shall be a series of Preferred Stock that shall be designated as "Series A Redeemable Preferred Stock" (the "**Series A Redeemable Preferred Stock**") and the number of Shares constituting such series shall be [•]. The rights, preferences, powers, restrictions, and limitations of the Series A Redeemable Preferred Stock shall be as set forth herein.

2.   Defined Terms. For purposes hereof, the following terms shall have the following meanings:

"**Board**" has the meaning set forth in the Recitals.

"**Certificate of Designation**" has the meaning set forth in the Recitals.

"**Certificate of Incorporation**" has the meaning set forth in the Recitals.

"**Change of Control**" means (a) any sale, lease, assignment, disposition or transfer or series of sales, leases, assignments, dispositions or transfers of all or substantially all of the assets of the Corporation and its Subsidiaries; (b) any sale, transfer, or issuance (or series of sales, transfers, or issuances) of capital stock by the Corporation or the holders of Common Stock that results in the inability of the holders of Common Stock immediately prior to such sale, transfer, or issuance to designate or elect a majority of the board of directors (or its equivalent) of the Corporation or own a majority of the outstanding shares of capital stock of the Corporation or any successor entity; or (c) any merger, consolidation, recapitalization, spin-off or reorganization of the Corporation with or into another Person (whether or not the Corporation is the surviving corporation) that results in the inability of the holders of Common Stock immediately prior to such merger, consolidation, recapitalization, spin-off or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company or own a majority of the outstanding shares of capital stock of the Corporation or the resulting entity or its parent company.

"**Common Stock**" means the common stock, par value $[0.01] per share, of the Corporation.

"**Convertible Securities**" means any securities (directly or indirectly) convertible into or exchangeable for Common Stock, but excluding Options.

"**Corporation**" has the meaning set forth in the Preamble.

"**Date of Issuance**" means, for any Share of Series A Redeemable Preferred Stock, [•][1].

"**Deemed Liquidation**" has the meaning set forth in Section 5.1(b)

"**DGCL**" has the meaning set forth in the Preamble.

"**Dividend Payment Date**" has the meaning set forth in Section 4.1.

"**Junior Securities**" means, collectively, the Common Stock and any other class of securities that is specifically designated as junior to, or on parity with, the Series A Redeemable Preferred Stock in rights, preferences or privileges (including with respect to dividends, liquidation, redemption or voting).

"**Liquidation**" has the meaning set forth in Section 5.1(a).

"**Liquidation Value**" means, with respect to any Share on any given date, $1,000 (as adjusted for any stock splits, stock dividends, recapitalizations, or similar transaction with respect to the Series A Redeemable Preferred Stock).

"**Options**" means any warrants or other rights or options to subscribe for or purchase Common Stock or Convertible Securities.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

---

[1] To be the effective date of the plan of reorganization.

"**Preferred Stock**" has the meaning set forth in the Recitals.

"**Qualified Public Offering**" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Common Stock of the Corporation having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $[•] [and a price per share of Common Stock of at least $[•] (appropriately adjusted for stock splits, stock dividends, combinations, recapitalizations, and the like)], following which at least [•]% of the total Common Stock of the Corporation on a fully diluted, as-converted basis shall have been sold to the public and shall be listed on any national securities exchange registered with the Securities and Exchange Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Series A Redeemable Preferred Election Holder Notice**" has the meaning set forth in Section 7.1.

"**Series A Redeemable Preferred Election Corporation Notice**" has the meaning set forth in Section 7.2.

"**Series A Redeemable Preferred Stock**" has the meaning set forth in Section 1.

"**Series A Redeemable Preferred Stock Breach**" has the meaning set forth in Section 8.1.

"**Series A Redeemable Preferred Redemption**" has the meaning set forth in Section 7.1.

"**Series A Redeemable Preferred Redemption Date**" has the meaning set forth in Section 7.3.

"**Series A Redeemable Preferred Redemption Notice**" has the meaning set forth in Section 7.3.

"**Series A Redeemable Preferred Redemption Price**" has the meaning set forth in Section 7.1.

"**Share**" means a share of Series A Redeemable Preferred Stock.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Super-Majority Interest**" means greater than sixty-six and two-thirds percent (66 2/3%) of all shares of Series A Redeemable Preferred Stock.

"**Tagging Series A Holder**" has the meaning set forth in Section 9.

"**Transferring Series A Holder**" has the meaning set forth in Section 9.

3.   Rank. With respect to payment of dividends and distribution of assets upon liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, all Shares of the Series A Redeemable Preferred Stock shall rank senior to all Junior Securities.

4.   Dividends.

4.1   Accrual and Payment of Dividends. From and after the Date of Issuance of any Share, cumulative dividends on such Share shall accrue, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of three percent (3%) per annum on the sum of the Liquidation Value thereof plus all unpaid accrued and accumulated dividends thereon. All accrued dividends on any Share shall be paid in cash only when, as and if declared by the Board out of funds legally available therefor or upon a liquidation or redemption of the Series A Redeemable Preferred Stock in accordance with the provisions of Section 5 or Section 7; provided, that to the extent not paid on the last day of March, June, September, and December of each calendar year (each such date, a "**Dividend Payment Date**"), all accrued dividends on any share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and shall remain accumulated, compounding dividends until paid pursuant hereto. All accrued and accumulated dividends on the Shares shall be prior and in preference to any dividend on any Junior Securities and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any Junior Securities, other than to (a) declare or pay any dividend or distribution payable on the Common Stock in shares of Common Stock or (b) repurchase Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase[, up to an aggregate purchase price of no more than $[•] within any 12-month period].

4.2   Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued and accumulated with respect to the Series A Redeemable Preferred Stock, such payment shall be distributed pro rata among the holders thereof based upon the aggregate accrued and accumulated but unpaid dividends on the Shares held by each such holder.

5.   Liquidation.

5.1   Liquidation; Deemed Liquidation.

(a)   Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (collectively with a Deemed Liquidation, a "**Liquidation**"), the holders of Shares of Series A Redeemable Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder, plus all unpaid accrued and accumulated dividends on all such Shares (whether or not declared).

(b)   Deemed Liquidation. The occurrence of either a Change of Control or a Qualified Public Offering (either such event, a "**Deemed Liquidation**") shall be deemed a Liquidation for purposes of this Section 5. Upon the consummation of any such Deemed Liquidation, the holders of the Series A Redeemable Preferred Stock shall, in consideration for cancellation of their Shares, be entitled to the same rights such holders are entitled to under this Section 5 upon the occurrence of a Liquidation, including the right to receive the full preferential payment from the Corporation of the amounts payable with respect to the Series A Redeemable Preferred Stock under Section 5.1(a) hereof. Notwithstanding the foregoing, nothing in this Section 5.1(b) shall limit in any respect the right of any holder of Series A Redeemable Preferred Stock to elect the benefits of either this Section 5 in connection with any Change of Control.

(c)   Deemed Liquidation Procedures. In furtherance of the foregoing, the Corporation shall take such actions as are necessary to give effect to the provisions of Section 5.1(b), including, without limitation, (i) in the case of a Change of Control structured as a merger, consolidation, or similar reorganization, causing the definitive agreement relating to such transaction to provide for a rate at which the Shares of Series A Redeemable Preferred Stock are converted into or exchanged for cash, new securities, or other property, or (ii) in the case of a Change of Control structured as an asset sale, as promptly as practicable following such transaction, either dissolving the Corporation and distributing the assets of the Corporation in accordance with applicable law or redeeming all outstanding Shares of Series A Redeemable Preferred Stock and, in the case of both (i) and (ii), giving effect to the preferences and priorities set forth in Section 3 and Section 5. The Corporation shall promptly provide to the holders of Shares of Series A Redeemable Preferred Stock such information concerning the terms of such Change of Control, and the value of the assets of the Corporation as may reasonably be requested by the holders of Series A Redeemable Preferred Stock. [The amount deemed distributed to the holders of Series A Redeemable Preferred Stock upon any such Change of Control in consideration for the Shares held by such holders shall be the cash or fair market value of the securities or other property distributed to such holders in such Change of Control transaction.]

5.2   Insufficient Assets. If upon any Liquidation (or Deemed Liquidation) the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Shares of Series A Redeemable Preferred Stock the full preferential amount to which they are entitled under Section 5.1, (a) the holders of the Shares shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series A Redeemable Preferred Stock in the aggregate upon such Liquidation (or Deemed Liquidation) if all amounts payable on or with respect to such

Shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

5.3   Notice.

(a)   Notice Requirement. In the event of any Liquidation (or Deemed Liquidation), the Corporation shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any stockholders' meeting called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each holder of Shares of Series A Redeemable Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of Shares upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of Shares of such material change.

(b)   Notice Waiting Period. The Corporation shall not consummate any voluntary Liquidation (or Deemed Liquidation) of the Corporation before the expiration of thirty (30) days after the mailing of the initial notice or ten (10) days after the mailing of any subsequent written notice, whichever is later; *provided*, that any such period may be shortened upon the written consent of the holders of all the outstanding Shares.

6.   Voting Rights.

6.1   Until the earliest to occur of: (a) a Liquidation pursuant to Section 5, (b) Series A Redeemable Preferred Redemption pursuant to Section 7, or (c) the Series A Redeemable Preferred Stock has been otherwise cancelled or terminated and is no longer outstanding, the holders of Series A Redeemable Preferred Stock shall have the right to elect two Class III directors to the Board, in accordance with Article IX of the Certificate of Incorporation.

6.2   Except (a) as provided in Section 6.1, (b) as otherwise provided herein, or (c) as otherwise required by the DGCL, the Series A Redeemable Preferred Stock shall have no voting rights. However, as long as any Shares of Series A Redeemable Preferred Stock are outstanding, the Corporation shall not take, and shall cause its Subsidiaries not to take or consummate, any of the actions or transactions described in this Section 6.2 without the approval of a Super-Majority Interest (any such action or transaction without such voting right being null and void *ab initio* and of no force or effect) as follows:

(a)   the declaration or payment of any dividend or distribution payable on the Common Stock or any security convertible into or exercisable for any class or series of Junior Securities;

(b)   other than as contemplated by this Certificate of Designation, amend, alter, modify, or repeal the Certificate of Incorporation, this Certificate of Designation, or the by-laws of the Corporation, including the amendment of the Certificate of Incorporation by the adoption or amendment of any Certificate of Designation or similar document, or amend the organizational documents of any Subsidiary, in each case in any manner that would have or reasonably expected to have a disproportionate material adverse effect on the holders of the Shares;

(c)   declare bankruptcy, dissolve, liquidate, or wind up the affairs of the Corporation or any Subsidiary of the Corporation to the extent that the Series A Redeemable Preferred Stock would not be fully redeemed;

(d)   effect, or enter into any agreement to effect, a Change of Control to the extent that the Series A Redeemable Preferred Stock would not be fully redeemed;

(e)   sell, transfer, license, lease, or otherwise dispose of, in any transaction or series of related transactions, all or a material portion of the assets of the Corporation or any Subsidiary outside the ordinary course of business to the extent that the Series A Redeemable Preferred Stock would not be fully redeemed; or

(f)   agree or commit to do any of the foregoing.

7.   <u>Redemption</u>.

7.1   <u>Optional Redemption by Holder</u>. At any time, and from time to time, on or after four (4) years following the Date of Issuance, any holder of Series A Redeemable Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all or any portion of its then outstanding Shares of Series A Redeemable Preferred Stock redeemed by the Corporation (a "**Series A Redeemable Preferred Redemption**") for a price per Share equal to the Liquidation Value for such Share, plus all unpaid accrued and accumulated dividends on such Share (whether or not declared) (the "**Series A Redeemable Preferred Redemption Price**"). Any such Series A Redeemable Preferred Redemption shall occur not more than sixty (60) days following receipt by the Corporation of a written election notice (the "**Series A Redeemable Preferred Election Holder Notice**") from any holder of Series A Redeemable Preferred Stock, stating the aggregate number of Shares to be redeemed. Upon receipt of a Series A Redeemable Preferred Election Holder Notice, any holder of Series A Redeemable Preferred Stock shall be deemed to have elected to have all, or in the case of an election to redeem less than all of the Shares of Series A Redeemable Preferred Stock, the same pro rata portion of their Shares redeemed pursuant to this Section 7 and such election shall bind such holder of Series A Redeemable Preferred Stock. In exchange for the surrender to the Corporation by the respective holders of Shares of Series A Redeemable Preferred Stock of their certificate or certificates representing such Shares in accordance with Section 7.5 below, the aggregate Series A Redeemable Preferred Redemption Price for all Shares held by each holder of Shares shall be payable in cash in immediately available funds to the respective holders of the Series A Redeemable Preferred Stock on the applicable Series A Redeemable Preferred Redemption Date and the Corporation shall contribute out of its assets to the payment of the Series A Redeemable Preferred Redemption Price, and to no other corporate purpose, except to the extent prohibited by applicable Delaware law.

7.2   Optional Redemption by Corporation. At any time and from time to time on or after the Date of Issuance, the Corporation shall have the right to elect to have a Series A Redeemable Preferred Redemption effected, out of funds legally available therefor, for the Series A Redeemable Preferred Redemption Price. Any such Series A Redeemable Preferred Redemption shall occur not more than sixty (60) days following receipt by the holders of Series A Redeemable Preferred Stock of a written election notice ("**Series A Redeemable Preferred Election Corporation Notice**") from the Corporation, stating the aggregate number of Shares to be redeemed. Upon receipt of a Series A Redeemable Preferred Election Corporation Notice, the Corporation shall be deemed to have elected to have all, or in the case of an election to have redeemed less than all of the Shares of Series A Redeemable Preferred Stock, the same pro rata portion of a holder's Shares redeemed pursuant to this Section 7 and such election shall bind all such holders of Series A Redeemable Preferred Stock. In exchange for the required surrender to the Corporation by the respective holders of Shares of Series A Redeemable Preferred Stock of their certificate or certificates representing such Shares in accordance with Section 7.5 below, the aggregate Series A Redeemable Preferred Redemption Price for all Shares held by each holder of Shares shall be payable in cash in immediately available funds to the respective holders of the Series A Redeemable Preferred Stock on the applicable Series A Redeemable Preferred Redemption Date and the Corporation shall contribute out of its assets to the payment of the Series A Redeemable Preferred Redemption Price, and to no other corporate purpose, except to the extent prohibited by applicable Delaware law.

7.3   Redemption Notice. As promptly as practicable, but in no event later than ten (10) days, following receipt by the Corporation of a Series A Redeemable Preferred Election Holder Notice or transmission of a Series A Redeemable Preferred Election Corporation Notice, the Corporation shall send written notice (a "**Series A Redeemable Preferred Redemption Notice**") of its receipt of a Series A Redeemable Preferred Election Holder Notice or its transmission of a Series A Redeemable Preferred Election Corporation Notice to each holder of record of Series A Redeemable Preferred Stock who has not received such notice. Each Series A Redeemable Preferred Redemption Notice shall state:

(a)   the number of Shares of Series A Redeemable Preferred Stock held by the holder that the Corporation shall redeem on the Series A Redeemable Preferred Redemption Date specified in the Series A Redeemable Preferred Redemption Notice;

(b)   the date of the closing of the redemption, which pursuant to Section 7.1 shall be no later than sixty (60) days following receipt by the Corporation of the Series A Redeemable Preferred Election Holder Notice or transmission by the Corporation of the Series A Redeemable Preferred Election Corporation Notice (the applicable date, the "**Series A Redeemable Preferred Redemption Date**") and the Series A Redeemable Preferred Redemption Price; and

(c)   the manner and place designated for surrender by the holder to the Corporation of his, her or its certificate or certificates representing the Shares of Series A Redeemable Preferred Stock to be redeemed.

7.4   Insufficient Funds; Remedies for Nonpayment.

(a)   <u>Insufficient Funds</u>. If on any Series A Redeemable Preferred Redemption Date, the assets of the Corporation legally available are insufficient to pay the full Series A Redeemable Preferred Redemption Price for the total number of Shares elected to be redeemed pursuant to Section 7.1, the Corporation shall (i) take all appropriate action reasonably within its means to maximize the assets legally available for paying the Series A Redeemable Preferred Redemption Price, (ii) redeem out of all such assets legally available therefor on the applicable Series A Redeemable Preferred Redemption Date the maximum possible number of Shares that it can redeem on such date, *pro rata* among the holders of such Shares to be redeemed in proportion to the aggregate number of Shares elected to be redeemed by each such holder on the applicable Series A Redeemable Preferred Redemption Date and (iii) following the applicable Series A Redeemable Preferred Redemption Date, at any time and from time to time when additional assets of the Corporation become legally available to redeem the remaining Shares, the Corporation shall immediately use such assets to pay the remaining balance of the aggregate applicable Series A Redeemable Preferred Redemption Price.

(b)   <u>Remedies for Nonpayment</u>. If on any Series A Redeemable Preferred Redemption Date, all of the Shares elected to be redeemed pursuant to a Series A Redeemable Preferred Election Holder Notice or a Series A Redeemable Preferred Election Corporation Notice are not redeemed in full by the Corporation by paying the entire Series A Redeemable Preferred Redemption Price, until such Shares are fully redeemed and the aggregate Series A Redeemable Preferred Redemption Price paid in full, (a) all of the unredeemed Shares shall remain outstanding and continue to have the rights, preferences, and privileges expressed herein, including the accrual and accumulation of dividends thereon as provided in Section 4, (b) interest on the portion of the aggregate Series A Redeemable Preferred Redemption Price applicable to the unredeemed Shares shall accrue daily in arrears at a rate equal to [•]% per annum, compounded [quarterly], and (c) the holders of the unredeemed Shares shall have the remedies set forth in Section 8.2.

7.5   <u>Surrender of Certificates</u>. On or before the Series A Redeemable Preferred Redemption Date, each holder of Shares of Series A Redeemable Preferred Stock shall surrender the certificate or certificates representing such Shares to the Corporation, in the manner and place designated in the Series A Redeemable Preferred Redemption Notice, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated in the Series A Redeemable Preferred Redemption Notice. Each surrendered certificate shall be canceled and retired and the Corporation shall thereafter make payment of the applicable Series A Redeemable Preferred Redemption Price by certified check or wire transfer to the holder of record of such certificate; *provided*, that if less than all the Shares represented by a surrendered certificate are redeemed, then a new stock certificate representing the unredeemed Shares shall be issued in the name of the applicable holder of record of canceled stock certificate.

7.6   Rights Subsequent to Redemption. If on the applicable Series A Redeemable Preferred Redemption Date, the Series A Redeemable Preferred Redemption Price is paid (or tendered for payment) for any of the Shares to be redeemed on such Series A Redeemable Preferred Redemption Date, then on such date all rights of the holder in the Shares so redeemed and paid or tendered, including any rights to dividends on such Shares, shall cease, and such Shares shall no longer be deemed issued and outstanding.

8.   Breach of Obligations.

8.1   Series A Redeemable Preferred Stock Breach. A breach by the Corporation of the rights, preferences, powers, restrictions, and limitations of the Series A Redeemable Preferred Stock set forth herein shall mean the occurrence of one or more of any of the events and conditions set forth in this Section 8.1 (each such event or condition, a "**Series A Redeemable Preferred Stock Breach**"), whether such event or condition occurs voluntarily or involuntarily, by operation of law or pursuant to any judgment, order, decree, rule, or regulation and regardless of the reason or cause of such event or condition.

(a)   Nonpayment of Dividends. The failure of the Corporation to pay any dividend when due pursuant to Section 4.1, whether or not such payment is legally permissible or is otherwise prohibited.

(b)   Nonpayment of Redemption or Liquidation Payments. The failure of the Corporation to make any (i) redemption payment when due pursuant to Section 7 or (ii) liquidation payment when due pursuant to Section 5, in each case whether or not such payment is legally permissible or is otherwise prohibited.

(c)   Breach of Veto Rights. The Corporation or any of its Subsidiaries breaches or otherwise fails to perform or observe any of the covenants or agreements contained in Section 6.2.

(d)   Bankruptcy or Insolvency. The Corporation or any of its Subsidiaries (i) becomes insolvent or admits its inability to pay its debts generally as they become due; (ii) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within seven (7) days or is not dismissed or vacated within forty-five (45) days after filing; (iii) makes a general assignment for the benefit of creditors; or (iv) has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

(e)   Judgments. A judgment in excess of [•] is rendered against the Corporation or any of its Subsidiaries and such judgment is not (i) either discharged or execution thereof stayed pending appeal, in each case within sixty (60) days after entry thereof, or (ii) discharged within sixty (60) days after the expiration of any stay pending appeal.

8.2   Consequences of Breach. In addition to any other rights which a holder of Shares of Series A Redeemable Preferred Stock is entitled under any other contract or agreement and any other rights such holder may have pursuant to applicable law, the holders of Shares of Series A Redeemable Preferred Stock shall have the rights and remedies set forth in this Section 8.2 on the occurrence of a Series A Redeemable Preferred Stock Breach.

(a)   Increased Dividend Rate. If a Series A Redeemable Preferred Stock Breach has occurred and is continuing, the dividend rate on the Series A Redeemable Preferred Stock set forth in Section 4.1 hereof shall increase immediately by an increment of [•]% *per annum*.

(b)   Automatic Redemption on Bankruptcy. Notwithstanding the earliest date for redemption set forth in Section 7.1, if a Series A Redeemable Preferred Stock Breach described in Section 8.1(d) has occurred, all of the then outstanding Shares of Series A Redeemable Preferred Stock shall be subject to redemption immediately without any action required by the holders of Shares of Series A Redeemable Preferred Stock, for a price per Share equal to the Series A Redeemable Preferred Redemption Price. Any such redemption shall occur immediately and shall otherwise be executed in accordance with the provisions of Section 7, applied *mutatis mutandis*.

(c)   [Redemption Right. Notwithstanding the earliest date for redemption set forth in Section 7.1, if a Series A Redeemable Preferred Stock Breach has occurred (other than a Series A Redeemable Preferred Stock Breach described in Section 8.1(d)) and is continuing for a period of [•] days, any holder of Series A Redeemable Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all or any portion of the then outstanding Shares of Series A Redeemable Preferred Stock immediately redeemed by the Corporation for a price per Share equal to the Series A Redeemable Preferred Redemption Price, provided that the Corporation shall not be required to redeem any Shares to the extent that such redemption would cause an "owner shift" within the meaning of Section 382(g)(2) of the Internal Revenue Code of 1986, as amended. Any such redemption shall occur not more than [•] days following receipt by the Corporation of a Series A Redeemable Preferred Election Holder Notice, stating the aggregate number of Shares to be redeemed. Upon receipt of a Series A Redeemable Preferred Election Holder Notice, such holders of Series A Redeemable Preferred Stock shall be deemed to have elected to have all, or in the case of an election to redeem less than all of the Shares of Series A Redeemable Preferred Stock, a *pro rata* portion of their Shares redeemed pursuant to this Section 8.2(c) and such election shall bind such holders of Series A Redeemable Preferred Stock. Any such redemption shall otherwise be executed in accordance with the provisions of Section 7, applied *mutatis mutandis*.]

8.   Reissuance of Series A Redeemable Preferred Stock. Any Shares of Series A Redeemable Preferred Stock redeemed or otherwise acquired by the Corporation or any

Subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold, or transferred.

9.   Transfer. Any holder of Shares of Series A Redeemable Preferred Stock may only transfer such holder's Shares (the "Transferring Series A Holder") to a third party if all other holders of the then-outstanding Series A Redeemable Preferred Stock (the "Tagging Series A Holders") (a) also agree to participate in such transfer or (b) such transferees shall be entitled to receive, for up to 100% of their Shares, an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder, plus all unpaid accrued and accumulated dividends on all such Shares (whether or not declared); provided that, a Transferring Series A Holder may transfer its Shares to a third party without the participation in the transfer by the Tagging Series A Holder with the consent or waiver of the Tagging Series A Holder.

10.   Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder's address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this Section 10).

11.   Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified, or waived except by an instrument in writing executed by the Corporation and a Super-Majority Interest, and any such written amendment, modification, or waiver will be binding upon the Corporation and each holder of Series A Redeemable Preferred Stock[; provided, that no such action shall change or waive (a) the definition of Liquidation Value, (b) the rate at which or the manner in which dividends on the Series A Redeemable Preferred Stock accrue or accumulate or the times at which such dividends become payable pursuant to Section 4, or (c) this Section 11, without the prior written consent of each holder of outstanding Shares of Series A Redeemable Preferred Stock]; provided, further, that no amendment, modification, or waiver of the terms or relative priorities of the Series A Redeemable Preferred Stock may be accomplished by the merger, consolidation, or other transaction of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the holders in accordance with this Section 11.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its [OFFICER] as of the date first written above.


NOVATION COMPANIES, INC.

By:_____
    [NAME]
    [TITLE]


BY-LAWS

OF

Novation Companies, Inc.

SECTION 1

OFFICES

Section 1.1 <u>Offices</u>. The registered office of the corporation shall be in [the City of Wilmington, County of New Castle, State of Delaware]. The corporation may also have offices at such other places both within and without the State of Delaware.

Section 1.2 <u>Books and Records</u>. Any records administered by or on behalf of the corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

SECTION 2

STOCKHOLDERS

Section 2.1 <u>Time and Place of Meetings</u>. All meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and places, either within or without the State of Delaware, as shall be designated by the board of directors. In the absence of any such designation by the board of directors, each such meeting shall be held at the principal office of the corporation.

Section 2.2 <u>Annual Meetings</u>. An annual meeting of stockholders shall be held for the purpose of electing directors and transacting such other business as may properly be brought before the meeting. The date of the annual meeting shall be determined by the board of directors.

Section 2.3 <u>Special Meetings</u>. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law, may be called by the President and shall be called by the Secretary at the direction of a majority of the board of directors, or at the request in writing of stockholders owning not less than ten percent (10%) of all capital stock of the corporation issued and outstanding and entitled to vote.

Section 2.4 <u>Notice of Meetings</u>. Written notice of each meeting of the stockholders stating the place, date and time of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting. The notice of any special meeting of stockholders shall state the purpose or purposes for which the meeting is called.

Section 2.5   Quorum. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by law. If a quorum is not present or represented, the holders of the stock present in person or represented by proxy at the meeting and entitled to vote thereat shall have power, by the affirmative vote of the holders of a majority of such stock, to adjourn the meeting to another time and/or place, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting, at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.6   Voting. At all meetings of the stockholders, each stockholder shall be entitled to vote, in person or by proxy, the shares of voting stock owned by such stockholder of record on the record date for the meeting. When a quorum is present or represented at any meeting, the vote of the holders required by the certificate of incorporation of the corporation (the "Certificate") having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of law or of the Certificate, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 2.7   Voting List. After fixing a record date for a meeting, the corporation shall prepare an alphabetical list of the names of all of its stockholders who are entitled to notice of the meeting, and show the address of and number of shares held by each stockholder. In the manner and to the extent required by law, the list shall be available for inspection beginning two business days after notice is given for which the list was prepared. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law.

Section 2.8   Informal Action By Stockholders. Any action required to be taken at a meeting of the stockholders, or any other action which may be taken at a meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

753190650

SECTION 3

DIRECTORS

Section 3.1   General Powers. The business and affairs of the corporation shall be managed and controlled by or under the direction of a board of directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by applicable law or by the Certificate or by these by-laws directed or required to be exercised or done by the stockholders, as it may deem proper for the conduct of its meetings and the management of the corporation.

Section 3.2   Number, Qualification and Tenure. The number of directors on the board of the corporation shall be such number as is determined from time to time by the board of directors.

The directors shall be divided into three classes designated Class I, Class II and Class III (each, a "Class"). Class I shall initially consist of three (3) directors, Class II shall initially consist of two (2) directors, and Class III shall initially consist of two (2) directors. Following their appointment or election, the "Initial Terms" for each (a) Class I director shall expire two years after the appointment or election of such director, (b) Class II director shall expire three years after the appointment or election of such director, and (c) Class III director shall expire four years after the appointment or election of such director. Successor directors shall be elected in accordance with Article IX of the Certificate by the stockholders of the corporation at an annual meeting of stockholders or, if no such meeting is held, by written consent of the stockholders of the corporation in lieu of an annual meeting following the expiration of each director's respective Initial Term. Each of the successors elected to replace the class of directors whose Initial Term expires on such date will be elected for a term of three (3) years and until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.

Within the limits specified above, the number of directors shall be determined from time to time by resolution of the board of directors. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3.3 of these by-laws, and each director elected shall hold office until his successor is elected and qualified or until their earlier death, resignation or removal. Directors need not be stockholders.

Section 3.3   Vacancies and Newly Created directorships. Vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office though less than a quorum, and each director so chosen shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in the manner provided by law.

Section 3.4   Place of Meetings. The board of directors may hold meetings, both regular and special, either within or without the State of Delaware.

Section 3.5   Regular Meetings. The board of directors shall hold a regular meeting, to be known as the annual meeting, immediately following each annual meeting of the stockholders.

Other regular meetings of the board of directors shall be held at such time and at such place as shall from time to time be determined by the board of directors. No notice of regular meetings need be given.

Section 3.6   Special Meetings. Special meetings of the board may be called by the President. Special meetings shall be called by the Secretary on the written request of any director.

Section 3.7   Quorum. At all meetings of the board a majority of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by law. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.8   Organization. The Chairman of the board of directors, if elected, shall act as chairman at all meetings of the board of directors. If a Chairman of the board of directors is not elected or, if elected, is not present, the President (if a member of the board of directors) or, in the absence of the President or, if the President is not a member of the board of directors, a Vice-Chairman (who is also a member of the board of directors and, if more than one, in the order designated by the board of directors or, in the absence of such designation, in the order of their election), if any, or if no such Vice-Chairman is present, a director chosen by a majority of the directors present, shall act as chairman at meetings of the board of directors.

Section 3.9   Action without Meeting. Unless otherwise restricted by the Certificate or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

Section 3.10   Attendance by Telephone. Members of the board of directors, or of any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11   Compensation. The board of directors shall have the authority to fix the compensation of directors, which may include their expenses, if any, of attendance at each meeting of the board of directors. No member of a committee of the board of directors shall receive any separate compensation for serving on, or attendance at, such committee or meetings thereof.

SECTION 4

OFFICERS

Section 4.1   Enumeration. The officers of the corporation shall be chosen by the board of directors and shall be a President and a Secretary. The board of directors may also elect a Treasurer, one or more Vice Presidents, one or more Assistant Treasurers and Assistant Secretaries and such other officers and agents as it shall deem appropriate. Any number of offices may be held by the same person.

Section 4.2   Term of Office. The officers of the corporation shall be elected at the annual meeting of the board of directors and shall hold office until their successors are elected and qualified. Any officer elected or appointed by the board of directors may be removed at any time by the board of directors. Any vacancy occurring in any office of the corporation required by this Section 4 shall be filled by the board of directors, and any vacancy in any other office may be filled by the board of directors.

Section 4.3   President. The President shall be the Chief Executive Officer of the corporation and shall have such functions, authority and duties as may be prescribed by the board of directors.

Section 4.4   Vice President. The Vice President shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. The Vice President shall perform such other duties and have such other powers as the President or the board of directors may from time to time prescribe. The board of directors may designate one or more Vice Presidents or may otherwise specify the order of seniority of the Vice Presidents, and, in that event, the duties and power of the President shall descend to the Vice Presidents in the specified order of seniority.

Section 4.5   Secretary. The Secretary shall keep a record of all proceedings of the stockholders of the corporation and of the board of directors, and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice, if any, of all meetings of the stockholders and shall perform such other duties as may be prescribed by the board of directors or the President. The Secretary shall have custody of the corporate seal of the corporation and the Secretary, or in the absence of the Secretary any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed it may be attested by the signature of the Secretary or an Assistant Secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest such affixing of the seal.

Section 4.6   Assistant Secretary. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties as may from time to time be prescribed by the board of directors, the President or the Secretary.

Section 4.7   Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors. The Treasurer shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the President and the board of directors, at its regular meetings or when the board of directors so requires, an account of all transactions as Treasurer and of the financial condition of the corporation. The Treasurer shall perform such other duties as may from time to time be prescribed by the board of directors, the President or the Vice President.

Section 4.8   Assistant Treasurer. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as may from time to time be prescribed by the board of directors, the President or the Treasurer.

Section 4.9   Other Officers. Any officer who is elected or appointed from time to time by the board of directors and whose duties are not specified in these by-laws shall perform such duties and have such powers as may be prescribed from time to time by the board of directors or the President.

SECTION 5

STOCK

Section 5.1   Form. The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any duly appointed officer of the corporation is authorized to sign share certificates. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 5.2   Transfer. Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the Corporation, that the Corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the Certificate, these by-laws, any agreement among stockholders or any agreement between stockholders and the corporation.

Section 5.3   Replacement. In case of the loss, destruction or theft of a certificate for any stock of the corporation, a new certificate of stock or uncertificated shares in place of any certificate therefor issued by the corporation may be issued upon satisfactory proof of such loss, destruction or theft and upon such terms as the board of directors may prescribe. The board of directors may in its discretion require the owner of the lost, destroyed or stolen certificate, or his legal representative, to give the corporation a bond, in such sum and in such form and with such surety or sureties as it may direct, to indemnify the corporation against any claim that may be made against it with respect to a certificate alleged to have been lost, destroyed or stolen.

SECTION 6

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 6.1   The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (and the corporation, in the discretion of the board of directors, may so indemnify a person by reason of the fact that he is or was an employee or agent of the corporation or is or was serving at the request of the corporation in any other capacity for or on behalf of the corporation or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 6.2   The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (and the corporation, in the discretion of the board of directors, may so indemnify a person by reason of the fact that he is or was an employee or agent of the corporation or is or was serving at the request of the corporation in any other capacity for or on behalf of the corporation or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 6.3   To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in <u>Sections 6.1 and 6.2</u> of these by-laws, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Section 6.4   Any indemnification under <u>Sections 6.1 and 6.2</u> of these by-laws (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee, agent or representative is proper in the circumstances because he has met the applicable standard of conduct set forth in <u>Sections 6.1 and 6.2</u> of these by-laws. Such determination shall be made, with respect to a person who is a director or officer at the time of determination, (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directs, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 6.5   Expenses (including attorneys' fees) by an officer or director incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of such director or officer to repay such amount unless it shall ultimately be determined that such person is not entitled to be indemnified by the corporation under this <u>Section 6</u>. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 6.6   The indemnification and advancement of expenses provided by this <u>Section 6</u> shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

Section 6.7   The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, agent or representative of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not such person would be entitled to indemnity against such liability under the provisions of this <u>Section 6</u>.

Section 6.8   For purposes of this <u>Section 6</u>, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

Section 6.9   For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonable believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a matter "not opposed to the best interests of the corporation" as referred to in this Section 6.

Section 6.10   The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 7

GENERAL PROVISIONS

Section 7.1   Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

Section 7.2   Corporate Seal.   The corporate seal shall be in such form as may be approved from time to time by the board of directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.3   Waiver of Notice. Whenever any notice is required to be given under law or the provisions of the Certificate or these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to notice.

Section 7.4   Interested Directors or Officers. No contract or transaction between the corporation and one or more of its directors of officers, or between the corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board of directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted by such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee thereof or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

SECTION 8

AMENDMENTS

These by-laws may only be altered, amended or repealed, or new by-laws may only be adopted in accordance with the Certificate.

EXHIBIT C

Novation Companies, Inc.
DIP Cash Flow Statement Summary

Actual / Forecast Week Number Rollforward Summary	Forecast 1 18-Aug	Forecast 2 25-Aug	Forecast 3 1-Sep	Forecast 4 8-Sep	Forecast 5 15-Sep	Forecast 6 22-Sep	Forecast 7 29-Sep	Forecast 8 6-Oct	Forecast 9 13-Oct	Total
Receipts										
CSB Receipts	$ 11,593	$ 11,451	$ 11,593	$ 11,451	$ 11,593	$ 11,451	$ 11,593	$ 11,451	$ 11,593	$ 103,770
Staffing Services Receipts	12,437	12,437	12,437	12,437	12,437	12,437	12,437	12,437	12,437	111,933
Other Receipts	75	75	75	75	75	75	75	75	75	675
NMLLC - Insurance Reimbursement	-	-	-	-	-	-	-	-	-	-
Total Receipts	**24,105**	**23,963**	**24,105**	**23,963**	**24,105**	**23,963**	**24,105**	**23,963**	**24,105**	**216,378**
Disbursements										
Payroll & Payroll Benefits	44,917	24,455	44,917	24,455	44,917	24,455	44,917	24,455	44,917	322,408
Insurance	20,482	24,133	13,947	991	20,482	-	24,133	13,947	21,473	139,589
Advertising & Promotion	-	-	-	-	5,647	-	-	-	5,647	11,295
Rent	-	-	6,408	-	-	-	-	6,408	-	12,816
Office Expense	224	810	1,998	7,692	252	2,729	51	7,720	2,171	23,646
Other	20,807	45,964	2,357	1,782	20,045	4,277	807	23,020	22,357	141,418
Total Disbursements	**86,431**	**95,362**	**69,628**	**34,921**	**91,344**	**31,461**	**69,908**	**75,550**	**96,567**	**651,172**
Operating Cash Flow	**(62,326)**	**(71,399)**	**(45,523)**	**(10,958)**	**(67,238)**	**(7,498)**	**(45,803)**	**(51,587)**	**(72,461)**	**(434,794)**
Restructuring Disbursements										
Corporate / Regulatory	6,781	9,806	13,863	6,781	13,592	5,556	5,556	19,338	9,342	90,611
Debtor's Counsel	38,889	38,889	38,889	38,889	38,889	38,889	38,889	38,889	38,889	350,000
Chief Restructuring Officer	30,000	-	30,000	125,000	-	-	-	30,000	-	215,000
Claims Agent	6,000	75,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	116,000
Other Restructuring	4,444	4,444	4,444	4,444	4,444	4,444	4,444	4,444	4,444	40,000
United States Trustee	-	-	-	-	-	-	-	-	15,677	15,677
Interest Expense	-	-	-	-	-	-	-	-	-	-
Total Non-Operating Disbursements	**86,114**	**128,139**	**92,196**	**180,114**	**61,925**	**53,889**	**53,889**	**97,671**	**73,352**	**827,288**
Net Cash Flow	**$ (148,440)**	**$ (199,538)**	**$ (137,719)**	**$ (191,071)**	**$ (129,163)**	**$ (61,387)**	**$ (99,692)**	**$ (149,258)**	**$ (145,813)**	**$ (1,262,081)**
Beginning Cash	$ 11,855	$ 708,415	$ 508,877	$ 371,158	$ 180,087	$ 50,924	$ 588,337	$ 488,645	$ 339,387	$ 11,855
Net Cash Flow	(148,440)	(199,538)	(137,719)	(191,071)	(129,163)	(61,387)	(99,692)	(149,258)	(145,813)	(1,262,081)
Funding	845,000	-	-	-	-	598,800	-	-	-	1,443,800
Ending Cash	**$ 708,415**	**$ 508,877**	**$ 371,158**	**$ 180,087**	**$ 50,924**	**$ 588,337**	**$ 488,645**	**$ 339,387**	**$ 193,573**	**$ 193,573**

EXHIBIT D

DEBTOR-IN-POSSESSION LOAN AND SECURITY AGREEMENT

THIS DEBTOR-IN-POSSESSION LOAN AND SECURITY AGREEMENT, dated as of August 4, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, this "**Agreement**"), is entered into by and among Novation Companies, Inc., a Maryland corporation ("**NCI**"), Novation Holding, Inc., a Delaware corporation ("**Holdings**"), Healthcare Staffing, Inc., a Georgia corporation ("**HCS**"), and NovaStar Mortgage LLC, a Virginia limited liability company ("**NSM**" and together with NCI, Holdings and HCS, individually and collectively, the "**Borrower**" or the "**Debtor**"), certain Subsidiaries of the Borrower that may become party hereto from time to time (the "**Subsidiary Guarantors**"), the Lenders set forth on the signature pages hereto (the "**Lenders**"), and Nighthawks Holdings I, LLC, a Delaware limited liability company, as a Lender and as administrative agent for the benefit of the Lenders (in its capacity as administrative agent, together with its assignees and successors and any designees thereof, the "**Agent**" and collectively with the Borrower, the Subsidiary Guarantors and the Lenders, the "**Parties**").

The parties hereto agree as follows:

1.   *Definitions*. Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in <u>Section 26</u> hereof.

2.   *The Loan; Fees*.

(a)   Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Lender severally agrees, subject solely to the satisfaction of the conditions set forth in <u>Section 3</u> hereof, to make loans to the Borrower at any time and from time to time, on any Business Day, during the Availability Period, in an aggregate principal amount at any time outstanding not to exceed One Million Seven Hundred Seventy Thousand Dollars ($1,770,000) (the "**Facility Amount**"), as such amount may be reduced from time to time pursuant to the terms of this Agreement (the "**Facility**" and, the loans extended (which, for the avoidance of doubt, shall include the making of the Initial Borrowing into the Specified Account as further set forth herein), from time to time, thereunder, the "**Loans**"). During the Availability Period, the Borrower may request to borrow and repay in whole or in part, up to the maximum amount of the Facility, subject to the terms of this Agreement and the Orders. All Loans made after the Initial Borrowing shall be based upon and subject to the terms of the Budget. Amounts repaid shall not be reborrowed. Except as otherwise provided in the Plan, the Borrower shall repay all Loans, together with all accrued and unpaid interest thereon and other amounts due hereunder, no later than the Maturity Date.

(b)   The obligation of the Borrower to repay the outstanding principal amount of the Loans, and any and all interest which accrues thereon, shall be recorded by the Agent and attached on <u>Annex A</u> hereto. The Agent is hereby authorized to endorse <u>Annex A</u> with an appropriate notation evidencing each Loan of principal made by the Lenders pursuant to this Agreement; *provided however*, that the failure to make any such notation will not limit, expand or otherwise affect the rights of the Agent and/or Lenders under this Agreement or the Obligations of the Borrower and the other Loan Parties under this Agreement.

(c)   The liabilities and obligations of each Lender hereunder shall be several and not joint, and neither the Agent nor any Lender shall be responsible for the performance by any other Lender of its obligations hereunder. The failure of any Lender to advance the proceeds of its Pro Rata Share of any Loan required to be advanced hereunder shall not relieve any other Lender of its obligation to advance the proceeds of its Pro Rata Share of any Loan required to be advanced hereunder. Each Lender hereunder shall be liable to the Borrower only for the amount of its respective Commitment.

(d)   Facility Fee. As consideration for the extension of the Facility to Borrower; Borrower shall pay to Agent, for the account of each Lender a facility fee equal to $106,200 (the "**Facility Fee**"). A portion of the Facility Fee equal to $55,000 shall be fully earned and non-refundable on the date the Interim Order is entered and shall be paid directly to the Agent for the benefit of the Lenders from the proceeds of the Initial Borrowing. The remaining $51,200 of the Facility Fee shall be fully earned and non-refundable on the date the Final Order is entered and shall be paid directly to the Agent for the benefit of the Lenders from the proceeds of the first Loan after the Initial Borrowing. For federal income tax purposes, the Parties agree to treat the Upfront Fee as causing the Loan to have been issued at a discount and not as a separate fee.

3.   **Conditions to Loans.**

(a)   On the date on which each Loan is made and, except with respect to the condition precedent set forth in clause (i), after giving effect to the making of such Loan: (i) the Agent shall have received a request for such Loan, upon at least five (5) Business Days' prior written notice, before 12:00 p.m., New York City time executed by the Borrower; (ii) the aggregate principal amount of all outstanding Loans shall not exceed the availability under the Facility then in effect; (iii) all payments then due and payable by all Loan Parties under this Agreement shall have been paid, (iv) the representations and warranties set forth in Section 11 hereof, shall be true and correct with the same effect as though made on and as of such date; (v) the Borrower and each other Loan Party shall be in material compliance with all the terms and provisions contained in this Agreement to be observed or performed, (vi) the conditions set forth in Section 3(d) of this Agreement shall have been satisfied, and (vii) no Default or Event of Default shall have occurred and be continuing. The Agent shall promptly notify each Lender of the receipt of a request for borrowing, the amount of the Loan and the amount of such Lender's Pro Rata Share of the applicable Loans and the date the Borrowing is to be made.

(b)   Without limiting the conditions set forth in Section 3(a), the initial borrowing of the Loans shall be made into the Specified Account in an amount not to exceed the Initial Amount, and evidence of such deposit shall be made available to the Borrower no later than one (1) Business Day after entry of the Interim Order (such borrowing, the "**Initial Borrowing**").

(c)   Subject to the fulfillment of all applicable conditions set forth herein, each Lender shall make the proceeds of its Pro Rata Share of each Loan available to the Agent no later than 11:00 a.m. on the date specified in the request for borrowing as the borrowing date, in immediately available funds, and, upon fulfillment of all applicable conditions set forth herein, the Agent shall deposit such proceeds in immediately available funds in the Specified Account not later than 2:00 p.m. on the borrowing date or, if requested by the Borrower in the request for borrowing, shall wire-transfer such funds as requested on or before such time. Absent contrary written notice from a Lender, the Agent may assume that each Lender has made its Pro Rata Share of the requested Borrowing available to the Agent on the applicable borrowing date, and the Agent may, in reliance upon such assumption (but is not required to), make available to the Borrower a corresponding amount. If a Lender fails to make its Pro Rata Share of any requested Loan available to the Agent on the applicable borrowing date, then the Agent may recover the applicable amount on demand: (i) from such Lender, together with interest at the Non-Default Rate for the period commencing on the date the amount was made available to the Borrower by the Agent and ending on (but excluding) the date the Agent recovers the amount from such Lender; or (ii) if such Lender fails to pay its amount upon the Agent's demand, then from the Borrower, together with interest at a rate per annum equal to the rate applicable to the requested Loan for the period commencing on the borrowing date and ending on (but excluding) the date the Agent recovers the amount from the Borrower.

(d)   The obligation of each Lender to fund the Initial Borrowing is subject to the satisfaction of the following conditions precedent:

(i)   Agent shall have received, in form and substance satisfactory to Agent, the following:

(1)   executed copies of this Agreement and the other Loan Documents;

(2)   a request for borrowing signed by Borrower in form and substance reasonably satisfactory to Agent; and

(3)   such other documents, and completion of such other matters, as Agent may reasonably deem necessary or appropriate;

(ii)   the Loan Parties shall have delivered to Agent the initial Budget, which Budget shall be in form and substance satisfactory to Agent;

(iii)   the Interim Order Entry Date shall have occurred not later than two (2) Business Days following the Petition Date, and the Interim Order shall be in full force and effect, shall not have been vacated or reversed, shall not have been modified or amended other than as acceptable to the Agent and shall not be subject to a stay;

(iv)   the Debtors shall be in compliance with, and no default shall have occurred under, the Restructuring Agreement; and

(v)   the Petition Date shall have occurred and each Loan Party shall be a debtor and debtor-in-possession in the Cases; and

(vi)   the "first day orders" sought by the Borrower shall be reasonably satisfactory in form and substance to the Agent and shall have been entered not later than two (2) Business Days following the Petition Date and shall be in full force and effect, shall not have been vacated or reversed, shall not have been modified or amended other than as acceptable to the Agent and shall not be subject to a stay.

(e)   The obligation of each Lender to make each Loan, including the Initial Borrowing, is further subject to the following conditions:

(i)   the Cases of any of the Debtors shall have not been dismissed or converted to a case under Chapter 7 of the Bankruptcy Code;

(ii)   no trustee under Chapter 7 or Chapter 11 of the Bankruptcy Code or examiner with enlarged powers beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code shall have been appointed in any of the Cases;

(iii)   no default hereunder or Event of Default shall have occurred and be in existence as of the date of such Loan;

(iv)   the Debtors shall be in compliance with, and no default shall have occurred and be in existence as of the date of such Loan under, the Restructuring Agreement; and

(v)   in the case of Loans other than the Initial Borrowing, the Debtor is in compliance with the Budget as provided for herein and the requested amount of such Loan is provided for in the Budget; and

(vi)   for each Loan made after the Final Order has been entered by the Bankruptcy Court, the Final Order shall be in full force and effect, shall not have been vacated or reversed, shall not have been modified or amended other than as acceptable to the Agent and shall not be subject to a stay.

4.   Interest Payments and Fees.

(a)   Interest shall accrue, daily, at a rate equal to 13% per annum (the "**Non-Default Rate**") from the date of this Agreement until the Maturity Date. Interest shall be paid (i) on the Maturity Date and (ii) on the date of any payment or prepayment made pursuant to, and in accordance with, Section 5 and 6 hereof (each such date, a "**Payment Date**"). The payment due on each Payment Date shall be paid, in U.S. Dollars and in immediately available funds.

(b)   In computing interest with respect to any Loan made hereunder, the date on which such Loan was made shall be included and the date of the payment, in full, of the Obligations shall be excluded. Interest shall be calculated on the basis of a year of 360 days and actual days elapsed. Any amounts not paid or satisfied when due hereunder shall bear additional interest at a fixed rate equal to the lesser of (i) 3.00% per annum or (ii) the maximum amount permitted to be charged under all applicable law (such rate, the "**Default Rate**") and shall be payable promptly upon demand in U.S. Dollars and in immediately available funds.

5.   Payments of the Loan and other Obligations.

(a)   Subject to the Plan, the Borrower shall pay on the Maturity Date, all of the outstanding principal balance of the Loan, together with all accrued and unpaid interest thereon, and all other outstanding and unpaid Obligations.

(b)   All payments of the Loan and the other Obligations shall be made by wire transfer in accordance with the Agent's written instructions. Notwithstanding any other provision of this Agreement, if any day upon which a payment of the Loan or any other Obligation is due is not a Business Day, such payment shall be made on the next succeeding Business Day.

6.   *Prepayments*.

(a)   *Prepayments***.** The Borrower shall not have the right to prepay the Loans without the prior written consent of the Agent and the Bankruptcy Court.

(b)   *Application of Prepayments*. Any prepayment pursuant to Section 6(a) shall be applied first to the payment of each Agent's unpaid fees and expenses, second to accrued and unpaid interest which shall include the Default Rate, if any, third to the outstanding principal amount of the Loan.

(c)   All prepayments under Sections 6(a) and **Error! Reference source not found.** shall be made in U.S. Dollars and in immediately available funds and accompanied by the payment of (i) accrued and unpaid interest on the Loan, which shall include the Default Rate, if any, to be prepaid to but excluding the date of such prepayment, and (ii) all other amounts then due and payable under this Agreement.

7.   *Events of Default.* The occurrence of any of the following shall constitute an "**Event of Default**" under this Agreement:

(a)   *Failure to Pay*. The Borrower or any other Loan Party shall fail to pay (i) the principal amount of the Loans or interest payment on the applicable due date hereunder or (ii) any other payment required under the terms of this Agreement on the date due hereunder, and solely in the case of clause (ii) of this section (a), which failure continues for five (5) days.

(b)   *Covenant Default*. The Borrower or any other Loan Party shall breach any other covenant contained in this Agreement.

(c)   *Representation or Warranty*. Any representation or warranty made by the Borrower or any other Loan Party in this Agreement shall be materially incorrect or misleading as of the date such representation or warranty was made.

(d)   *Control Agreements*. The Borrower or any other Loan Party shall materially breach any covenant or representation contained in any Control Agreement or otherwise violate or terminate any Control Agreement.

(e)   *Default under other Agreements*. The Borrower or any other Loan Party shall (i) fail to pay, when due, any principal of, or interest, on any indebtedness in excess of $25,000 of such Loan Party, (ii) breach, violate or default under the Restructuring Agreement or (iii) breach, violate or default under any agreement or instrument governing indebtedness in excess of $25,000 of such Loan Party, any securities issued by such Loan Party or any material agreement or contract which such Loan Party is a party thereto, and such failure, breach, violation or default has not been remedied or waived within five (5) days after the earlier of: (i) such Loan Party

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receiving a written notice from the Agent and (ii) any officer of such Loan Party becoming aware of such failure, breach, violation or default.

(f)   *Attachment*. Other than in connection with the Cases in each case, if any material portion of Borrower's assets is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes into the possession of any trustee, receiver or person acting in a similar capacity and such attachment, seizure, writ or distress warrant or levy has not been removed, discharged, rescinded or otherwise resolved to the commercially reasonable satisfaction of the Agent within ten (10) calendar days, or if Borrower is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of its business affairs, or if a judgment or other claim becomes a lien or encumbrance upon any material portion of Borrower's assets, or if a notice of lien, levy, or assessment is filed of record with respect to any material portion of Borrower's assets by the United States Government, or any department, agency, or instrumentality thereof, or by any state, county, municipal, or governmental agency, and the same is not paid or otherwise resolved to the commercially reasonable satisfaction of the Agent within ten (10) calendar days after Borrower receives notice thereof, provided that none of the foregoing shall constitute an Event of Default where such action or event is stayed or an adequate bond has been posted pending a good faith contest by Borrower (provided that no Credit Extensions will be required to be made during such cure period).

(g)   *Debt*. If the Obligations or the Prepetition Debt shall not have the priority contemplated by this Agreement or the Orders, or the entry of any order in the Cases avoiding or requiring repayment of any portion of the payments made on account of the Obligations ore the Prepetition Debt.

(h)   *Key Persons*. Any Key Person shall (i) resign or be removed by the board of directors or other governing body of a Loan Party from its applicable position at such Loan Party without the prior written approval of Agent, or (ii) no longer perform in all material respects the duties, which shall include, but not be limited to, being actively involved in the business decisions of such Loan Party, of its applicable position at such Loan Party that he performs as of the date of this Agreement.

(i)   *Cases*. Any of the Cases of the Debtors shall be dismissed or converted to a case under Chapter 7 of the Bankruptcy Code without the consent of the Agent, or an order shall be entered denying confirmation of the Plan.

(j)   *IRC Section 382*. The Agent determines in its reasonable discretion that an "ownership change" within the meaning of Section 382(g) of the Internal Revenue Code, as amended, has occurred or is about to occur.

(k)   *Trustee*. A trustee under Chapter 7 or Chapter 11 of the Bankruptcy Code or an examiner with enlarged powers (beyond those powers set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code) under Section 1106(b) of the Bankruptcy Code shall be appointed in any of the Cases.

(l)   *Cash Collateral*. An order of the Bankruptcy Court shall be entered denying or terminating use of cash collateral by the Loan Parties.

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(m)   *Relief from Stay*. The Bankruptcy Court shall enter an order or orders granting relief from any stay of proceeding (including, the automatic stay applicable under Section 362 of the Bankruptcy Code to the holder or holders of any security interest) to (i) permit foreclosure (or the granting of a deed in lieu of foreclosure or the like) on any assets of any of the Debtors which have a value in excess of $25,000 in the aggregate or (ii) permit other actions that would be reasonably expected to have a Material Adverse Effect on the Debtors or their estates (taken as a whole).

(n)   *Orders*. The Interim Order (prior to Final Order Entry Date) or Final Order (on and after the Final Order Entry Date) shall cease to create a valid and perfected Lien on the Collateral or to be in full force and effect, shall have been in any material respect reversed, modified, amended, stayed, vacated, or subject to stay pending appeal, without prior written consent of Agent.

(o)   *Compliance with Orders*. Any of the Loan Parties shall fail to comply with the Interim Order (prior to Final Order Entry Date) or Final Order (on and after the Final Order Entry Date) in any material respect, and such failure has not been remedied or waived within five (5) days after the earlier of: (i) such Loan Party receiving a written notice from the Agent and (ii) any officer of such Loan Party becoming aware of such failure.

(p)   *Other Financing*. (a) Except as permitted in the Interim Order or Final Order, the entry of any order of the Bankruptcy Court granting to any third party a Superpriority Claim or Lien pari passu with or senior to that granted to and/or for the benefit of the Agent hereunder, or (b) the Borrower shall make any payment of principal or interest or otherwise on account of any debt or payables other than the Obligations under the Facility or Prepetition Debt, or other than in accordance with the Budget approved by the Agent.

(q)   *Avoidance*. (a) Any suit or action is commenced against the Agent and/or Lenders by or on behalf of Borrower that constitutes a challenge or that asserts a claim or seeks a legal or equitable remedy that would have the effect of subordinating the claim or Lien of the Agent, or (b) the Bankruptcy Court rules in favor of any Person in any such suit or action commenced against the Agent and/or Lenders by or on behalf of such Person (after the Bankruptcy Court has granted such Person standing to commence such suit or action).

(r)   *Plan Sponsor Termination Event*. The occurrence and continuation of any event described in Section 10.03 of the Restructuring Agreement, regardless of whether the Plan Sponsors shall have exercised the right to terminate the Restructuring Agreement.

8.   Rights of the Agent upon an Event of Default. Upon the occurrence or existence of any Event of Default, at the Agent's option, subject to the Orders and notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, hearing before, or order from, the Bankruptcy Court, the Agent may: (i) terminate the Facility with respect to further Loans; (ii) reduce the Commitments from time to time; (iii) declare all or any portion of the Obligations, including all or any portion of the Loan to be forthwith due and payable, all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by Borrower; or (iv) exercise any rights and remedies provided to Agent under the Loan Documents or at law or equity, including all remedies provided under the Bankruptcy

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Code; and pursuant to the Interim Order and the Final Order, the automatic stay of Section 362 of the Bankruptcy Code shall be modified and vacated to permit Agent to exercise its remedies under this Agreement and the Loan Documents, without further notice, application or motion to, hearing before, or order from, the Bankruptcy Court. Notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, hearing before, or order from, the Bankruptcy Court, except as otherwise expressly provided herein, the Agent may also increase the rate of interest applicable to the Loan to the Default Rate. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Agent may exercise any other right, power or remedy permitted to them by law, either by suit in equity or by action at law, or both. Subject to the Orders, in connection with any sale or disposition of all or any portion of the Collateral, including in each case pursuant to Sections 9-610 or 9-620 of the UCC, at any sale thereof conducted under the provisions of the Bankruptcy Code, including Section 363 of the Bankruptcy Code or as part of restructuring plan subject to confirmation under Section 1129 of the Bankruptcy Code, or at any sale or foreclosure conducted by Agent, by a chapter 7 trustee under Section 725 of the Bankruptcy Code, or otherwise, in each case in accordance with applicable law and, with respect to any credit bid, Section 363(k) of the Bankruptcy Code, Borrower and each other Loan Party hereby gives Agent the power and right, without assent by such Loan Party, to "credit bid" the full amount of all Obligations allocated to the Lenders in order to purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral.

9.   *Guaranty*.

(a)   *Provision of Guaranty*. Upon the written request of the Agent, the Debtors shall cause, within three business days, each Subsidiary Guarantor to join this Agreement as Guarantor pursuant to a joinder agreement reasonably satisfactory in form and substance to the Agent in its sole discretion (the "**Joinder Agreement**"), pursuant to which Guarantor shall, jointly and severally, irrevocably and unconditionally, guarantee to the Agent irrespective of the validity and enforceability of this Agreement, the Loan or any of the Obligations, the full and punctual payment of the Obligations when due, whether at stated maturity, upon acceleration or otherwise. Upon execution of the Joinder Agreement, and failing the payment of the Loan or the other Obligations in full when due for whatever reason, each Guarantor shall be, jointly and severally, obligated to immediately pay the amount not so paid. Each Guarantor agrees that the guarantee contemplated hereby is a guarantee of payment and not a guarantee of collection.

(b)   *Limitation on Guarantor Liability*. Each Guarantor and the Lenders hereby confirm that it is the intention of all such parties that the Guaranty of such Guarantor not constitute a fraudulent transfer or fraudulent conveyance, or similar limitation, for purposes of the Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Guaranty. To effectuate the foregoing intention, upon execution of the Joinder Agreement, each Guarantor and the Lenders irrevocably agree that the obligations of each Guarantor shall be limited to the maximum amount as shall, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws and after giving effect to any collections from the rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Agreement, result in the obligations of such Guarantor under its Guaranty not constituting a fraudulent transfer or fraudulent

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conveyance, or similar limitation, under applicable law. Notwithstanding anything to the contrary contained in this Agreement, upon execution of the Joinder Agreement, each Guarantor hereby unconditionally and irrevocably waives, releases and abrogates any and all rights it may now or hereafter have under any agreement, at law or in equity (including without limitation any law subrogating the Guarantor to the rights of the Lenders), to assert any claim against or seek contribution, indemnification or any other form of reimbursement from the Borrower or any other Loan Party liable for payment of any or all of the Obligations for any payment made by the Guarantor under or in connection with its Guaranty or otherwise until such time as all Obligations are paid in full under this Agreement and this Agreement has been terminated in accordance with Section 19 hereof.

(c)   *Release of Guaranty.* Upon the termination of this Agreement pursuant to Section 19 hereof, all of the Guaranties shall be released and discharged without any further action by any person.

10.   *Creation of Security Interest.*

(a)   *Grant of Security Interest.* To secure the full and punctual payment by each Loan Party of the Obligations and all other amounts outstanding under this Agreement, when due, each Loan Party hereby grants the Agent (for the benefit of the Lenders), a continuing security interest in and continuing lien on all of such Loan Party's right, title and interest, whether now owned or hereafter acquired, in, to and under the Collateral (as defined in Annex B attached hereto). The security interest granted pursuant to this Section 10(a) shall continually exist until the Obligations and all other amounts outstanding under this Agreement have been paid in full in cash. Each Loan Party hereby authorizes the Agent to file financing statements and any other instruments to perfect (and continue to perfect from time to time) the security interest. Each Loan Party will take such commercially reasonable actions as the Agent deems appropriate from time to time to perfect or continue the security interest granted hereunder. Each Loan Party appoints the Agent as his true attorney in fact to perform any of the following actions, which are coupled with an interest, are irrevocable until the termination of this Agreement and may be exercised from time to time by the Agent in accordance with the terms of this Agreement: (a) to give notice of the Agent's right in respect of the Collateral to enforce the same; (b) to prepare, execute, file, record or deliver notes, assignments, schedules, financing statements, Control Agreements, continuation statements, termination statements, statements of assignment, applications for registration or like papers to perfect, preserve or release the Agent's interest in the Collateral (which in the case of any UCC-filings, may include, "all-assets" filings); (c) to verify facts concerning the Collateral by inquiry of obligors thereon, or otherwise, in its own name or fictitious name; (d) solely after an Event of Default, to endorse, collect, deliver and receive payment under instruments for the payment of money constituting or relating to the Collateral; (e) solely after an Event of Default, to exercise all rights, powers and remedies which such Loan Party would have, but for this Agreement, under all Collateral; and (h) to do all acts and things and execute all documents in the name of such Loan Party, deemed by the Agent as necessary, proper and advisable in connection with the preservation, perfection or enforcement of its rights hereunder. Upon the termination of this Agreement pursuant to Section 19 hereof, the security interest granted by such Loan Party in favor of the Agent under this Agreement shall be terminated and released without any further action by any person and the Agent shall, at the Loan Parties' request and sole cost and expense, release its liens and execute and deliver to the Borrower, such documents as reasonably requested by such Loan Party to evidence such release.

(b)   *Priority of Security Interest.* Except as otherwise provided in the Orders, each Loan Party represents, warrants, and covenants that the security interest granted herein are, and shall at all times continue to be, first priority perfected security interest.

11.   *Representations and Warranties.* Each Loan Party represents and warrants to the Agent that (and where applicable, agrees) as follows, in each case as of the date hereof and after giving effect to the making of the Loans hereunder:

(a)   Each Loan Party and each Subsidiary is duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of its organization, and has all requisite corporate power to execute and deliver this Agreement and to perform its obligations hereunder.

(b)   Each Loan Party has duly authorized this Agreement by all necessary corporate or other organizational actions and has duly executed and delivered this Agreement.

(c)   This Agreement constitutes a legal, valid and binding obligation of each Loan Party, enforceable against such Loan Party in accordance with its terms.

(d)   The execution and delivery of this Agreement by each Loan Party do not, and the performance of its obligations hereunder will not, (i) result in a violation by such Loan Party of the charter, articles or certificate of organization or incorporation and bylaws or operating, management or partnership agreement, or other organizational or governing documents of such Loan Party, (ii) result in a violation of any law applicable to such Loan Party or (iii) require any consent or approval of, registration or filing with, or any other action by, any governmental authority except such as have been obtained or made and are in full force and effect.

(e)   The proceeds of all Loans made by the Lenders to the Borrower under this Agreement may be used by the Borrower for working capital and general corporate purposes of the Borrower and as otherwise provided in the Budget.

(f)   No event has occurred and is continuing which constitutes a Default or an Event of Default.

(g)   On and as of the Petition Date, the Budget, copies of which have heretofore been furnished to the Agent and following the Petition Date, any updated Budget delivered pursuant to Section 12(x), in each case, are based on good faith estimates and assumptions made at such time by the persons who prepared it.

(h)   The Cases were commenced on the Petition Date in accordance with applicable law, and notice of the hearing for the approval of the Interim Order has been given as identified in the certificate of service filed with the Bankruptcy Court.

(i)   The Interim Order and, after it has been entered, the Final Order are in full force and effect, and have not, in whole or in material part, been reversed, modified, amended,

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stayed, vacated, appealed or subject to a stay pending appeal or otherwise challenged or subject to any pending or threatened challenge or proceeding in any jurisdiction, and the Borrower is in material compliance with each Order.

   12. ***Covenants.*** Each Loan Party shall, and shall cause each of its Subsidiaries to:

   (a) *Financial Statements and Other Reports and Notices.* Deliver to the Agent:

   (i) promptly upon obtaining knowledge of any Default or an Event of Default, a reasonably detailed notice specifying the nature and period of existence of such event and what action such Loan Party has taken, is taking and proposes to take with respect thereto.

   (ii) commencing on the second Friday after the Petition Date and on the 15th of each month thereafter, a cash flow forecast in form and detail as prepared by Borrower in the ordinary course of business, covering all of the weeks through the Maturity Date.

   (iii) all reports filed, including monthly operating reports, with the Office of the United States Trustee, and shall promptly file all such monthly operating reports as and when due under the Bankruptcy Code.

   (iv) commencing on the date that is five (5) Business Days after the Petition Date, and thereafter on a weekly basis, on or before 11:59 p.m. Pacific time each Friday, a Budget Variance Report certified by the Debtors' Chief Restructuring Officer, and any updates to the Budget that are approved by Agent in Agent's sole discretion;

   (v) commencing on the Wednesday after the Petition Date and on each Wednesday thereafter, an updated statement of accounts payable and accounts receivable;

   (vi) upon the Agent's request and solely to the extent otherwise internally prepared, promptly, all financial statements and information relating to any calendar month of such Loan Party and any bank accounts statement and similar information of such Loan Party, and any other certificates, readily available reports and other information (financial or otherwise) regarding the business, operations and financial condition of the Borrower and the other Loan Parties.

   (b) *Inspection Rights.* Permit any representatives designated by the Agent (including employees of the Agent or any consultants, accountants, lawyers, agents and appraisers retained by the Agent), upon reasonable prior notice, to visit and inspect its properties, liabilities, books and records, including examining and making extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

   (c) *Insurance.* Maintain with financially sound and reputable carriers, having a financial strength rating of at least investment grade by A.M. Best Company, insurance in such amounts and against such risks (including loss or damage to property; general liability; Errors and Omissions and Directors and Officers) and such other hazards, as is customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations. The Borrower will furnish to the Agent, upon request, information in reasonable detail as to the insurance so maintained.

(d)   *Key Persons*. Request Agent's prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) to the appointment of any Key Person, and/or replacement of any Key Person appointed as of the date of this Agreement. The Agent hereby grants its consent to the position, or appointment, of all Key Persons as of the date of this Agreement.

(e)   *Bank Accounts; Control Agreements*.

(i)   Shall maintain all cash and cash equivalents at BOK Financial (d/b/a Bank of Oklahoma) and PNC Bank, National Association or other financial institutions reasonably acceptable to Agent.

(ii)   Enter into one or more Control Agreements, within ten (10) Business Days following the date of this Agreement (or such later date as the Agent may agree in its sole discretion) over any of its deposit, securities or other bank accounts existing on the date of this Agreement or created thereafter (such accounts, "**Collateral Accounts**"), unless waived by the Agent in its sole discretion.

(iii)   Except as required under the Bankruptcy Code or otherwise provided in the order of the Bankruptcy Court approving the Borrower's cash management motion, rules or policies of the U.S. Trustee, and/or a Bankruptcy Court order, not maintain or establish any new bank accounts other than the Collateral Accounts (which Collateral Accounts constitute all of the deposit accounts, securities accounts or other accounts maintained by the Loan Parties as of the date of this Agreement) without prior written notice to the Agent and unless Agent, and the applicable Loan Party and the bank at which the account is to be opened enter into a Control Agreement over such bank account within ten (10) Business Days following the establishment of any such new Collateral Accounts, unless waived by the Agent in its sole discretion.

(f)   *Further Assurances*. (A) Cause any subsequently acquired or organized Subsidiary of such Loan Party, and the Borrower shall cause each direct or indirect parent holding company of the Borrower, in each case, to become a Loan Party by promptly, (i) executing and delivering to the Agent a joinder to this Agreement pursuant to which the joining party thereunder shall become a "Loan Party" under this Agreement and be bound by all obligations and covenants applicable to each Loan Party hereunder, and provide a Guaranty under Section 9 hereof and grant a security interest under Section 10 hereof, together with other documents as requested by and, in each case, in form and substance satisfactory to, the Agent, (ii) enter into one or more Control Agreements, as applicable, as required by Section 12(e)(iii) and (iii) taking all other actions as may be requested by the Agent to protect and perfect the security granted under Section 10 hereof and (B) take such actions as the Agent may request, from time to time, to ensure that the Obligations are guaranteed by the Guarantors as provided under Section 9 hereof and are secured, on a first priority perfected security interest, by the Collateral as provided under Section 10 hereof.

(g)   Not create, incur, assume, refinance or otherwise become or remain liable with respect to any indebtedness for borrowed money, in each case without the Agent's prior written consent.

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(h)	Not enter into any arrangement with any person whereby any Loan Party shall sell or transfer any property used or useful in its business, whether now owned or hereafter acquired by such Loan Party, and thereafter rent or lease such property or other property that such Loan Party intends to use for substantially the same purpose or purposes as the property being sold or transferred, in each case without the Agent's prior written consent.

(i)	Not make or enter into any acquisition or investment, whether by means of (x) a purchase or other acquisition of any equity interests, ownership interests or any assets of another person or (y) a loan, advance or capital contribution to another person or assumption or purchase of debt of another person that is not a Loan Party, in each case without the Agent's prior written consent.

(j)	Except as otherwise provided in an order of the Bankruptcy Court, not repay or prepay, in cash, any indebtedness owed to any person (other than to the Agent), without the Agent's prior written consent; *provided* however that any indebtedness existing as of the date hereof and previously disclosed in writing to the Agent may be paid or repaid, in accordance with its disclosed terms, so long as no Default or Event of Default shall have occurred and is continuing or would result therefrom.

(k)	Not make or pay any cash dividend or other cash distribution to any holder of the equity interests of any Loan Party with respect to such equity interests.

(l)	Except in compliance with Section 12(f) above, not form any Subsidiaries, or otherwise acquire any entities who will become Subsidiaries of any Loan Party that themselves would not be Loan Parties, after the date of this Agreement, without the prior written consent of the Agent.

(m)	Not take any action, or refrain from taking any action, that could reasonably be expected to impair any intangible asset of any Loan Party.

(n)	Not violate, breach or terminate any Control Agreement and otherwise maintain and comply with the terms of any Control Agreement.

(o)	Not less than four (4) Business Days prior to filing any motion requesting approval for debtor-in-possession financing, use of cash collateral, approval of a disclosure statement and plan of reorganization, or any other material relief, Borrower shall send copies of such motions to Agent, and all such motions shall be satisfactory to Agent in Agent's Permitted Discretion.

(p)	Not engage in any material business other than (i) the businesses engaged by such Loan Party on the date of this Agreement and similar, incidental or related businesses and (ii) such other lines of business as may be consented to by the Agent.

(q)	Not (i) amend or otherwise modify, or waive any rights under (A) the bylaws or operating, management or partnership agreement, or other organizational or governing documents of any Loan Party (including the Bylaws), or (B) any Material Agreement (except as permitted under the Plan) and (ii) enter into any Material Agreement or any extension, amendment

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or renewal thereof after the date hereof, without the prior written consent of the Agent, which consent shall not be unreasonably withheld, delayed or conditioned.

(r)   Not replace its independent public accountant without the prior written consent of the Agent, which consent shall not be unreasonably withheld, delayed or conditioned.

(s)   Materially comply with all covenants and agreements set forth in the Bylaws and the Restructuring Agreement.

(t)   Prepetition Debt. Debtors acknowledge that the Debtors are indebted to the Lenders for all amounts funded by the Lenders to the Debtors prior to the Petition Date in accordance with the Restructuring Agreement, which amount is not less than $1,265,000 as of the date of the Plan, on an unsecured basis, plus any accrued and unpaid interest and fees thereon (all such debt, the "**Prepetition Debt**"). Debtors hereby ratify and reaffirm all of their payment and performance obligations (including indemnification obligations) with respect to the Prepetition Debt, and acknowledge that the Prepetition Debt, upon confirmation by the Bankruptcy Court of a chapter 11 plan so providing, shall survive the Cases, and that all amounts owing thereunder are due and owing without counterclaim, defense, setoff or reduction of any kind by Debtors.

(u)   Use of Proceeds. The Borrower shall use the proceeds of the Loans in accordance with the Budget and the Orders entered in connection with the Cases exclusively for one or more of the following purposes (subject to any additional restrictions on the use of such proceeds and any such cash collateral set forth in the Interim Order):

(1)   to pay the fees owed to the Lenders whether or not set forth in the Budget;

(2)   to the extent not included in Section 12(u)(i), to pay certain costs, premiums, fees and expenses related to the Cases (including, without limitation, with respect to the Carve Out) in accordance with the Budget; and

(3)   to fund working capital and other needs of the Debtors in accordance with the Budget.

Proceeds of the Facility or cash collateral shall not be used (a) by the Debtors, or any other party-in-interest, including a Committee, or any of their representatives, to challenge or otherwise contest or institute any proceeding of any kind or nature to determine (i) the validity, perfection, enforceability or priority of claims or security interests in favor of Agent, or (ii) the validity, perfection, enforceability of the Prepetition Debt, (b) to commence, prosecute or defend any claim, motion, proceeding or cause of action of any kind or nature against Agent and/or Lenders and their respective agents, attorneys, advisors or representatives including, without limitation, any lender liability claims or subordination claims, (c) to commence, prosecute or defend any claim or proceeding or cause of action of any kind or nature to disallow or challenge the Prepetition Debt, any loan documents relating thereto, or any other Loan Document, or (d) to fund acquisitions, capital expenditures, capital leases, or any other similar expenditure other than capital expenditures specifically set forth in the Budget and approved by the Agent, in each case except as otherwise permitted in the Orders.

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(v)   Milestones. The Borrower shall achieve each of the following milestones (as the same may be extended from time to time with the consent of the Agent, the "***Milestones***"), each in a manner and in form and substance satisfactory to the Agent and the Plan Sponsor:

(i)   Commence the chapter 11 cases no later than August 14, 2023

(ii)   File with the Bankruptcy Court no later than August 14, 2023: (a) schedules and statement of financial affairs; (b) an application to retain a claims agent; (c) a motion for orders approving this Agreement on an interim (an "**Interim Financing Order**") and final (a "**Final Financing Order**") basis; (d) a motion to continue cash management; (e) such other first day papers as may be approved or requested by the Borrower or the Agent; (f) the Plan; (g) the disclosure statement relating to the Plan; (h) a motion seeking entry of an order (the "**Prepack Scheduling Order**") scheduling and approval for a combined hearing on the Plan and disclosure statement, setting an objection deadline with respect thereto, establishing related confirmation procedures and approving the disclosure statement on an interim basis; (i) a motion seeking the Bankruptcy Court's approval of assumption of the Restructuring Agreement; (j) the NOL Motion; and (k) a motion for approval of bar dates.

(iii)   The Bankruptcy Court shall enter no later than August 15, 2023: the Interim Financing Order, the Prepack Scheduling Order and the interim order approving the NOL Motion.

(iv)   File with the Bankruptcy Court a motion to retain professionals and an interim compensation motion no later than August 24, 2023.

(v)   The Bankruptcy Court shall enter an order approving the bar date motion no later than August 29, 2023.

(vi)   The Bankruptcy Court shall enter no later than September 14, 2023: the Final Financing Order, an order authorizing the Debtors to assume the Restructuring Agreement and the final order approving the NOL Motion.

(vii)   The Bankruptcy Court shall enter an order establishing the general bar date for filing proofs of claim of no later than October 2, 2023.

(viii)   The Bankruptcy Court shall enter an order approving the disclosure statement and the Plan no later than October 6, 2023.

(ix)   The Effective Date of the Plan shall occur no later than October 13, 2023.

(w)   First Day Orders. The Loan Parties shall cause all proposed "first day orders" submitted to the Bankruptcy Court to be in accordance with and permitted by the terms of this Agreement in all respects.

(x)   Budget. The Loan Parties and their Subsidiaries will use the proceeds of the Loans solely to make disbursements for expenditures provided for in accordance with Section 12(u) and this Section 12(x). The Loan Parties and their Subsidiaries shall not pay any expenses (other than *de minimis* amounts) or other disbursements (other than *de minimis* disbursements)

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other than the type and amount of expenses and disbursements set forth in the Budget. If the Budget is updated, modified or supplemented by the Borrower, each such updated, modified or supplemented Budget shall be approved in writing by, and shall be in form and substance satisfactory to, the Agent and no such updated, modified or supplemented budget shall be effective until so approved and once so approved shall be deemed to be a Budget; provided, however, that any such updated, modified or supplemented Budget provided to the Agent shall be deemed approved at 5:00 p.m. (Eastern Time) five (5) days following the delivery of such Budget to the Agent if the Agent has neither approved nor rejected such Budget. Each Budget delivered to Agent shall be accompanied by such supporting documentation as reasonably requested by the Agent. Each Budget shall be prepared in good faith based upon assumptions which the Borrower believes to be reasonable. The Loan Parties shall not cause expenses to vary from the applicable Budget by more than ten percent (10%) in excess of the aggregate budgeted amount for cash disbursements on a trailing one-week basis (collectively, the "**Permitted Budget Variances**"); *provided* that to the extent the actual cash receipts in any such weekly period exceed the amounts for such period in the applicable Budget, or if the cash disbursements in any such period are less than the amounts for such period in the applicable Budget, then the "Permitted Budget Variance" for such receipts or disbursements, as applicable, for the next succeeding period shall be increased by an amount equal to such difference (and shall continue to roll over into successive weekly periods to the extent such additional budgeted capacity is unused by the Loan Parties). In the event that actual amounts for total cash receipts and cash disbursements from operations line items and/or professional fees are in excess of the Budget, the parties hereto agree to negotiate in good faith to discuss any modification to the Budget and Permitted Budget Variances, it being understood and agreed that the Lenders shall have no obligation to fund any amounts in excess of the Budget and Permitted Budget Variances (but in no amount shall have any obligation to fund in excess of the Facility Amount.

(y)   Filing of Motions and Applications. Without the prior written consent of the Agent, the Loan Parties shall not apply to the Bankruptcy Court for, or join in or support any motion or application seeking, authority to (a) take any action that is prohibited by the terms of any of the Restructuring Agreement, the Loan Documents or the Orders (including, but not limited to, a motion to sell any of the Debtors' assets), (b) refrain from taking any action that is required to be taken by the terms of the Restructuring Agreement, any of the Loan Documents or the Orders, or (c) permit any debt or claim to be pari passu with or senior to any of the Loans, except as expressly stated in the Orders.

(z)   Superpriority Claim. No Loan Party shall incur, create, assume, suffer to exist or permit any other Superpriority Claim that is pari passu with or senior to the claims of the Agent and/or Lenders against the Borrower or any of its Subsidiaries, except for the Carve Out, and as otherwise expressly stated in the Orders.

13.   *Expenses; Indemnity; Damage Waiver.*

(a)   The Loan Parties shall indemnify the Agent, the Lenders and each affiliate, director, officer, employee, agent and advisor of the Agent and Lenders, each solely in their capacities as such (each such person being called an "**Indemnitee**") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable fees and disbursements of counsel for any Indemnitee (the "**Losses**"),

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incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of, any actual or prospective claim, litigation, investigation or proceeding relating to (i) the execution or delivery of this Agreement, the performance of the parties hereto of their respective obligations thereunder or (ii) the Loans or the use of the proceeds therefrom, in each case, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; *provided* that such indemnity shall not, as to any Indemnitee, be available to the extent that such Losses are determined by a final judgment of a court of competent jurisdiction to have been incurred by reason of actual fraud, gross negligence, bad faith or willful misconduct of such Indemnitee.

(b)   Reimbursement by the Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 13 to be paid by it to the Agent (or any sub-agent thereof), each Lender severally agrees to pay to the Agent (or any such sub-agent), such Lender's *pro rata* share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender's share of the Obligations at such time) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender); provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) of any of the foregoing acting for the Agent (or any such sub-agent).

(c)   To the extent permitted by applicable law, the Loan Parties shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated thereby, each Loan or the use of the proceeds thereof.

(d)   All amounts due under this Section 13 shall be payable promptly after written demand therefor. The Obligations of the Loan Parties under this Section 13 shall survive payment in full of the Loans.

14.   Successors and Assigns. This Agreement binds and is for the benefit of the successors and permitted assigns of each party hereto. The Loan Parties may not assign this Agreement or any rights or obligations under it without the Agent's prior written consent (which may be granted or withheld in the Agent's discretion). No Lender may assign this Agreement or any rights or obligations under it without the prior written consent of the Agent (which may be granted or withheld in the Agent's sole but reasonable discretion).

15.   Amendment and Integration. Any provision of this Agreement may be amended, waived or modified only upon the prior written consent of the Loan Parties and the Agent; provided however, that no amendment, without the consent of all Lenders, shall (a) reduce or increase the amount or alter the term of the Commitment of such Lender, (b) alter the provisions relating to any fees (or any other payments) payable to such Lender, or accelerate the obligations of such Lender to advance its portion of any Loan, (c) extend the time for payment for the principal of or interest on the Obligations, or fees or costs, or reduce the principal amount of the Obligations (except as a result of the application of payments or prepayments), or reduce the rate of interest borne by the Obligations (other than as a result of waiving the applicability of the Default Rate), or otherwise affect the terms of payment of the principal of or any interest on the Obligations or

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fees or costs hereunder, (d) release any liens granted under the Loan Documents or any Guarantor from its obligations under the Loan Documents, except as otherwise contemplated herein or therein, and except in connection with the transfer of interests in the Borrower permitted hereunder or in any other Loan Document, (e) amend the definition of "Availability Period", "Maturity Date", or "Obligations", (f) change the percentages specified in the definition of Required Lenders herein or any other provision hereof specifying the number or percentage of the Lenders which are required to amend, waive or modify any rights hereunder or otherwise make any determination or grant any consent hereunder, (g) consent to the assignment or transfer by any Loan Party of any of its rights and obligations under (or in respect of) the Loan Documents, (h) amend this Section 15, (i) agree to the subordination of any liens granted under the Loan Documents. This Agreement represents the entire agreement about this subject matter and supersedes prior negotiations or agreements relating thereto. All prior agreements, understandings, representations, warranties, and negotiations about the subject matter of this Agreement merge into this Agreement.

16.   *Notices.* Except as otherwise provided in the Orders, all notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and delivered to each other party at the address set forth below, or at such other address as such party shall have furnished to the other party in writing. All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally or (iii) one (1) Business Day after being deposited with an overnight courier service of recognized standing:


Borrower or any other Loan Party:

Wyse Advisors LLC
51 JFK Parkway
Short Hills, New Jersey 07078
Attention: Mike Wyse, Chief Restructuring Officer

with a copy to (service on which shall not constitute notice hereunder):

Young Conaway Stargatt & Taylor, LLP
1000 North King Street
Wilmington, Delaware 19801
Attention : Robert F. Poppiti, Jr.
Email : rpoppiti@ycst.com

Agent:

Nighthawks Holdings I, LLC
228 Park Avenue South, PMB 27207
New York, New York 10003]
Attention: Daniel Strauss
E-mail: daniel@strausscap.com

with a copy to (service on which shall not constitute notice hereunder):


Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attention: Daniel B. Besikof
E-mail: dbesikof@loeb.com

17. **_Waivers._** Except as otherwise expressly provided herein, the Loan Parties hereby waive notice of an Event of Default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

18. **_Severability of Provisions._** Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

19. **_Termination of this Agreement._** This Agreement may not be terminated prior to the Maturity Date, unless mutually agreed to in writing by the Lenders and the Loan Parties; _provided_, _further_, that the provisions of <u>Section 13</u> hereof shall survive and remain in full force and effect regardless of the repayment of the Loan or the termination of this Agreement or any provision hereof.

20. **_Reserved._**

21. **_Usury._** In the event any interest is paid on this Agreement that is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Agreement.

22. **_Counterparts and Execution._** This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Agreement. The words "execution," "signed," "signature," and words of like import shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

23. **_Governing Law._** This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state. The parties hereby submit and consent irrevocably to the exclusive jurisdiction of the Bankruptcy Court for the interpretation and enforcement of the provisions of this Agreement. The parties also agree that the jurisdiction over the person of such parties and the subject matter of such

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dispute shall be effected by the mailing of process or other papers in connection with any such action in the manner provided for herein or in such other manner as may be lawful, and that service in such manner shall constitute valid and sufficient service of process.

24. ***Waiver of Jury Trial.*** EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT.

25. ***Agency Provisions***.

    25.1 ***Appointment and Authorization of Agent***.

    (e) ***Authority***. Each Lender (including any Person that is an assignee, participant, secured party or other transferee with respect to the interest of such Lender in any Obligations or otherwise under this Agreement) (collectively with such Lender, a "**Lender Party**") hereby irrevocably appoints, designates and authorizes Agent to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to Agent by the terms hereof and of the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere herein and in the other Loan Documents, Agent shall not have any duties or responsibilities, except those expressly set forth herein and therein, nor shall Agent have or been deemed to have any fiduciary relationship with any Lender Party, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any of the other Loan Documents or otherwise exist against Agent. Without limiting the generality of the foregoing sentence, the use of the term "agent" herein and in the other Loan Documents with reference to Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties. The provisions of this Section 25 are solely for the benefit of the Agent and the Lenders and none of the Loan Parties or any affiliate of the foregoing (each, a "**Borrower Party**") shall have any rights as a third-party beneficiary of the provisions hereof (except for the provisions that explicitly relate to the Loan Parties in Section 25.10).

    (f) **Release of Collateral**. The Lenders irrevocably authorize the Agent (without any further consent of the Lenders), at the Agent's option and in its sole discretion, to release any security interest in or lien on any Collateral granted to or held by the Agent: (i) upon termination of this Agreement and the other Loan Documents, termination of the Facility and payment in full of all of the Obligations (other than contingent obligations for which no claim has yet been made), including all fees and indemnified costs and expenses that are then due and payable pursuant to the terms of the Loan Documents; and (ii) if approved by the Lenders pursuant to the terms of Section 12.1. Upon the request of the Agent, the Lenders will confirm in writing the Agent's authority to release particular types or items of Collateral pursuant to this Section 25.1(b).

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25.2   Delegation of Duties. Agent may execute any of its duties hereunder or under the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of legal counsel, accountants, and other professionals selected by Agent concerning all matters pertaining to such duties. Agent shall not be responsible to any Lender for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care, nor shall it be liable for any action taken or suffered in good faith by it in accordance with the advice of such Persons. The exculpatory provisions of this Section 25 shall apply to any such sub-agent of Agent.

25.3   Exculpatory Provisions. Neither Agent nor any of its affiliates, nor any of their respective officers, directors, employees, agents or attorneys-in-fact (each such person, an "**Agent-Related Person**"), shall be liable to any Lender Party for any action taken or omitted to be taken by it under or in connection herewith or in connection with any of the other Loan Documents (except for its own gross negligence or willful misconduct) or be responsible in any manner to any Lender Party for any recitals, statements, representations or warranties made by any of the Borrower Parties contained herein or in any of the other Loan Documents or in any certificate, report, document, financial statement or other written or oral statement referred to or provided for in, or received by Agent under or in connection herewith or in connection with the other Loan Documents, or enforceability or sufficiency therefor of any of the other Loan Documents, or for any failure of any Borrower Party to perform its obligations hereunder or thereunder. No Agent-Related Person shall be responsible to any Lender for the effectiveness, genuineness, validity, enforceability, collectability or sufficiency of this Agreement, or any of the other Loan Documents or for any representations, warranties, recitals or statements made herein or therein or made by any Borrower Party in any written or oral statement or in any financial or other statements, instruments, reports, certificates or any other documents in connection herewith or therewith furnished or made by the Agent-Related Person to the Lenders or by or on behalf of the Borrower Parties to the Agent-Related Person or any Lender or be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained herein or therein or as to the use of the proceeds of the Loans or of the existence or possible existence of any Default or Event of Default or to inspect the properties, books or records of the Borrower Parties. The Agent is not a trustee for the Lenders and owes no fiduciary duty to the Lenders. Each Lender Party recognizes and agrees that the Agent shall not be required to determine independently whether the conditions described in Section 3 have been satisfied and, when the Agent disburses funds to the Borrower, it may rely fully upon statements contained in the relevant requests by a Borrower Party.

25.4   Reliance on Communications. The Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, consent, certificate, affidavit, letter, email, cablegram, telegram, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to any of the Borrower Parties, independent accountants and other experts selected by the Agent with reasonable care). Agent may deem and treat each Lender as the owner of its interests hereunder for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with Agent in accordance with Section 14. Agent shall be fully justified in failing or refusing to take any action under this Agreement or under any of the other Loan Documents unless it shall first receive such advice or concurrence of the Lenders as it deems appropriate or it shall first be indemnified to its satisfaction

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by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder or under any of the other Loan Documents in accordance with a request of the Required Lenders (or to the extent specifically required, all of the Lenders) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders (including their successors and assigns).

       25.5   **Notice of Default**. Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless Agent has received notice from a Lender or a Borrower Party referring to the Loan Document, describing such Default or Event of Default and stating that such notice is a "notice of default." The Agent will notify the Lenders of its receipt of any such notice, and the Agent shall take such action with respect to such Default or Event of Default it deems appropriate and as may be permitted by the Loan Documents.

       25.6   **Non-Reliance on Agent and Other Lenders**. Each Lender expressly acknowledges that no Agent-Related Person has made any representations or warranties to it and that no act by any Agent-Related Person hereafter taken, including any review of the affairs of any Borrower Party, shall be deemed to constitute any representation or warranty by the Agent-Related Person to any Lender. Each Lender represents to Agent that it has, independently and without reliance upon any Agent-Related Person or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, assets, operations, property, financial and other conditions, prospects and creditworthiness of the Borrower Parties and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, assets, operations, property, financial and other conditions, prospects and creditworthiness of the Borrower Parties. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Agent hereunder, Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, assets, property, financial or other conditions, prospects or creditworthiness of the Borrower Parties which may come into the possession of any Agent-Related Person.

       25.7   **Indemnification**. Whether or not the transactions contemplated hereby are consummated, the Lenders shall indemnify, upon demand, each Agent-Related Person (to the extent not reimbursed by a Borrower Party and without limiting any obligation of the Borrower Parties to do so), ratably in accordance with the applicable Lender's respective Lender's Pro Rata Share, and hold harmless each Agent-Related Person from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time (including without limitation at any time following payment in full of the Obligations) be imposed on, incurred by or asserted against it in its capacity as such in any way relating to or arising out of this Agreement or the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by it under or in connection with any of the foregoing; <u>provided</u> that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Person's gross negligence or willful misconduct, or related to another Lender; provided, further, that no action taken in accordance with the directions of the Required Lenders or all Lenders, as applicable, shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section 25.7. Without limitation of the foregoing, each Lender shall reimburse the Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including attorney costs) incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that Agent is not reimbursed for such expenses by or on behalf of the Borrower Parties. The agreements in this Section 25.7 shall survive the termination of the Facility, payment of all of the Obligations hereunder and under the other Loan Documents or any documents contemplated by or referred to herein or therein, as well as the resignation or replacement of Agent.

25.8 **Agent in Its Individual Capacity**. Agent (and any successor acting as Agent) and its affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in, and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with any Borrower Party (or any of their Subsidiaries or affiliates) as though Agent were not the Agent or a Lender hereunder and without notice to or consent of the Lenders. The Lenders acknowledge that, pursuant to such activities, Agent or its affiliates may receive information regarding the Borrower Parties or their affiliates (including information that may be subject to confidentiality obligations in favor of such Person) and acknowledge that Agent shall be under no obligation to provide such information to them. With respect to the Loans made and all obligations owing to it, the Agent acting in its individual capacity shall have the same rights and powers under this Agreement as any Lender and may exercise the same as though it were not the Agent, and the terms "Lender" and "Lenders" shall include Agent in its individual capacity.

25.9 **Successor Agent**.

(a) **Resignation of Agent**. (i) The Agent may at any time give notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower and subject to the consent of the Borrower (provided no Event of Default has occurred and is continuing at the time of such resignation), to appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the "**Resignation Effective Date**"), then the retiring Agent may (but shall not be obligated to), on behalf of the Lenders, appoint a successor Agent meeting the qualifications set forth above. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(ii) If the Person serving as Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by applicable law, by notice in writing to the Borrower and such Person, remove such Person as Agent and, in consultation with the Borrower, appoint a successor. If no such successor shall have been so appointed by the Required

Lenders and shall have accepted such appointment within thirty (30) days (or such earlier day as shall be agreed by the Required Lenders) (the "**Removal Effective Date**"), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(iii)   With effect from the Resignation Effective Date or the Removal Effective Date (as applicable), (1) the retiring or removed Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any Collateral held by the Agent on behalf of the Lenders under any of the Loan Documents, the retiring or removed Agent shall continue to hold such Collateral until such time as a successor Agent is appointed) and (2) except for any indemnity payments owed to the retiring or removed Agent, all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time, if any, as the Required Lenders appoint a successor Agent as provided for above. Upon the acceptance of a successor's appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Agent (other than any rights to indemnity payments owed to the retiring or removed Agent), and the retiring or removed Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents. The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Agent's resignation or removal hereunder and under the other Loan Documents, the provisions of this Section 25 and Section 13 shall continue in effect for the benefit of such retiring or removed Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Agent was acting as Agent.

25.10   Reliance by the Borrower. The Borrower shall be entitled to rely upon, and to act or refrain from acting on the basis of, any notice, statement, certificate, waiver or other document or instrument delivered by the Agent to the Borrower, so long as the Agent is purporting to act in its respective capacity as the Agent pursuant to this Agreement, and the Borrower shall not be responsible or liable to any Lender (or to any participant or to any assignee), or as a result of any action or failure to act (including actions or omissions which would otherwise constitute defaults hereunder) which is based upon such reliance upon the Agent. The Borrower shall be entitled to treat the Agent as the properly authorized Agent pursuant to this Agreement until the Borrower shall have received written notice of resignation, and the Borrower shall not be obligated to recognize any successor Agent until the Borrower shall have received written notification satisfactory to it of the appointment of such successor.

25.11   Agent May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, administration, adjustment, composition or other judicial proceeding relative to any Borrower Party, the Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Agent shall have made any demand on the

Borrower Parties) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)   to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and their respective agents and counsel and all other amounts due the Lenders hereunder) allowed in such judicial proceeding; and

(b)   to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator, administrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Agent and, in the event that the Agent shall consent to the making of such payments directly to such Lender, to pay to the Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agent and its agents and counsel, and any other amounts due the Agent hereunder.

Nothing contained herein shall be deemed to authorize the Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Agent to vote in respect of the claim of any Lender in any such proceeding.

26.   Defaulting Lenders.

(a)   **Defaulting Lender Adjustments**.   Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i)   Waivers and Amendments. Such Defaulting Lender's right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be excluded as set forth in the definition of Required Lenders.

(ii)   Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, or otherwise) or received by the Agent from a Defaulting Lender shall be applied at such time or times as may be determined by the Agent as follows: *first*, to the payment of any amounts owing by such Defaulting Lender to the Agent hereunder; *second*, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan or funded participation in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Agent; *third*, if so determined by the Agent and the Borrower, to be held in a deposit account and released pro rata in order to satisfy such Defaulting Lender's potential future funding obligations with respect to Loans and funded participations under this Agreement; *fourth*, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against such Defaulting Lender as a result of such Defaulting Lender's breach of its obligations under this

Agreement; *fifth*, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender's breach of its obligations under this Agreement; and *sixth*, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (1) such payment is a payment of the principal amount of any Loans in respect of which such Defaulting Lender has not fully funded its appropriate share, and (2) such Loans were made at a time when the conditions set forth in Section 3 were satisfied or waived, such payment shall be applied solely to pay the Loans owed to, all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of such Defaulting Lender until such time as all Loans are held by the Lenders pro rata in accordance with their Commitments. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii)   Certain Fees. Each Defaulting Lender shall be entitled to receive interest for any period during which such Lender is a Defaulting Lender only to extent allocable to the sum of the outstanding principal amount of the Loans funded by it.

(b)   Defaulting Lender Cure. If the Borrower and the Agent agree in writing that a Lender is no longer a Defaulting Lender, the Agent will so notify in writing the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, such Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Agent may determine to be necessary to cause the Loans and funded to be held pro rata by the Lenders in accordance with their Commitments, whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to non-Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender's having been a Defaulting Lender.

27.   ***Defined Terms***. As used in this Agreement, the following terms have the following meanings:

"***Availability Period***" means the period commencing on the Petition Date and ending on the Maturity Date.

"***Bankruptcy Code***" means Title 11 of the United States Code entitled "Bankruptcy," as now and hereafter in effect, or any successor statute.

"***Bankruptcy Court***" means the United States Bankruptcy Court for Delaware or any court having jurisdiction over the Cases from time to time.

"***Borrower Party***" has the meaning set forth in Section 25.1 of this Agreement.

"***Budget***" means a 13-week cash flow projection and debtor-in-possession budget in form and substance acceptable to the Agent, which begins on or around the Petition Date;

provided that, with the prior written consent of the Agent, the budget may be updated, modified or supplemented in accordance with Section 12(x).

"***Budget Variance Report***" means a report provided by the Borrower to the Agent showing by line item and in the aggregate the actual cash disbursements of the Borrower for the period set forth in Section 12(x), comparing the actual cash receipts and disbursements (on a line item by line item basis) with the cumulative budgeted amounts for each such line item set forth in the Budget for such period, noting therein all variances on a line-item and cumulative basis from the amounts set forth for such period in the Budget, together with explanations for all material variances, and certified as being true and correct in all material respects by the Debtors' Chief Restructuring Officer.

"***Business Day***" means with respect to any borrowing or payment, a day other than Saturday or Sunday on which banks are open for business in New York, NY.

"***Bylaws***" means the Bylaws of the Borrower as in effect on the date of this Agreement and as may be amended from time to time.

"***Carve Out***" shall mean all administrative expenses paid to either Borrower's or Committee's retained professionals pursuant to interim or final Court orders, or any and all amounts in the Carve Out Account, and otherwise as may be defined in the Final Order.

"***Carve Out Account***" means the professional fee escrow provided for in the Orders.

"***Cases***" means the cases initiated by the Borrower's filing of a voluntary petition for relief with the Bankruptcy Court under chapter 11 of the Bankruptcy Code.

"***Committee***" means any official committee of unsecured creditors appointed in the Case by the U.S. Trustee.

"***Commitment***" means, for each Lender, the amount set forth on Annex C hereto.

"***Control Agreement***" means a tri-party control agreement, executed and delivered by the applicable Loan Party, the Agent, and a depository intermediary, in form and substance satisfactory to the Agent, which agreement is sufficient for Agent to establish "control", within the meaning of the UCC, over each of such Loan Party's deposit accounts, securities accounts or other bank accounts, as applicable, maintained by the depository intermediary and in any event providing for (i) "springing" dominion following the delivery of a "notice of exclusive control" (or similar notice) during the occurrence and continuance of an Event of Default and (ii)(x) if requested, delivery to the Agent of duplicate account statements when delivered to the applicable Loan Party and (y) full on-line access to the Agent of account information regarding the accounts including, but not limited to, account activity and current balances.

"***Default***" means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

"**Defaulting Lender**" means any Lender that (a) has failed to (i) fund all or any portion of the Loans required to be funded by it hereunder within two (2) Business Days of the date such Loans were required to be funded hereunder, or (ii) pay to the Agent or any other Lender any other amount required to be paid by it hereunder within two (2) Business Days of the date when due, (b) has notified any Loan Party or the Agent in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect, (c) has failed, within three (3) Business Days after written request by the Agent or the Loan Parties, to confirm in writing to the Agent and the Loan Parties that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Agent and the Loan Parties), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under the Bankruptcy Code, or (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity. Any determination by the Agent that a Lender is a Defaulting Lender under clauses (a) through (d) above, and of the effective date of such status, shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender upon delivery of written notice of such determination to the Loan Parties and each other Lender.

"**Final Order**" means a final order of the Bankruptcy Court in substantially the form of the Interim Order (or such other form acceptable to the Agent) authorizing the Loans.

"**Final Order Entry Date**" means the date on which the Final Order is entered by the Bankruptcy Court.

"**Guarantor**" means each Subsidiary Guarantor.

"**Guaranty**" means (a) the guarantee of the Obligations by each of the Guarantors provided pursuant to Section 9 hereof and (b) any other guarantee of the Obligations by any other Subsidiary, provided pursuant to a joinder to this Agreement or other documentation in form and substance reasonably acceptable to the Agent.

"**HOMF**" means HOMF II Distressed Opportunities, Ltd. or any of its successors or assigns, or any designee thereof.

"**Initial Amount**" means an aggregate principal amount equal to $900,000.

"**Initial Borrowing**" has the meaning set forth in Section 3(b) of this Agreement.

"**Interim Order**" means an interim order of the Bankruptcy Court (as the same may be amended, supplemented, or modified from time to time after entry thereof in accordance with the terms thereof) in the form set forth as Exhibit A hereto, with changes to such form as are satisfactory to the Agent, approving the Loan Documents and authorizing the Initial Borrowing in such amounts as are contemplated by Section 2.1(a).

"*Interim Order Entry Date*" means the date on which the Interim Order is entered by the Bankruptcy Court.

"*Key Person*" means Mike Wyse in his capacity as the Debtors' Chief Restructuring Officer.

"*Lender*" means (a) Agent, in its capacity as lender, and (b) each other Person listed on a signature page to this Agreement as a lender, and (c) each other Person that becomes a party to this Agreement in accordance with the terms hereof.

"*Lender Party*" has the meaning set forth in Section 25.1 of this Agreement.

"*Loan Documents*" means this Agreement (including any renewals, extensions, re-issuances and refundings thereof) and such other agreements, and any amendments or supplements thereto or modifications thereof, executed or delivered pursuant to the terms of this Agreement or any other Loan Document.

"*Loan Party*" means, the Borrower and each Guarantor.

"*Material Agreement*" means (a) any employment or consulting agreement which provides for compensation in excess of $20,000 per year; (b) any contract for the purchase or lease of real property; or (c) any contract for the purchase of services, materials, supplies, goods, equipment or other assets or property that provides for either (i) annual payments of $20,000 or more, or (ii) aggregate payments of $40,000 or more.

"*Maturity Date*" means the earliest of (i) the date which is ninety (90) days following the Petition Date; (ii) the effective date of a plan of reorganization or liquidation in the Cases; (iii) the date of filing or support by the Borrower of a plan of reorganization other than the plan contemplated by the Restructuring Agreement; (iv) entry of an order by the Bankruptcy Court converting the Cases to a proceeding or proceedings under Chapter 7 of the Bankruptcy Code; (v) entry of a final order by the Bankruptcy Court dismissing the Cases; or (vi) the date of termination of the Facility and the acceleration of any outstanding extensions of credit under the Loans in accordance with the terms of this Agreement.

"*Nighthawks Holdings*" means Nighthawks Holdings I, LLC or any of its successors or assigns, or any designee thereof.

"*Non-Default Rate*" has the meaning set forth in Section 4(a) of this Agreement.

"*Obligations*" means all unpaid principal of, and accrued and unpaid interest due on, the Loans and all other obligations, interest (including at the Default Rate, if any), fees, charges, indemnities and expenses of any Loan Party to the Agent and/or Lenders arising under or in connection with this Agreement.

"*Orders*" means collectively the Interim Order and Final Order.

"*Permitted Discretion*" means a determination made in good faith in the exercise of its commercially reasonable (from the perspective of a first priority perfected secured asset based lender) business judgment based on how an asset based lender with similar rights providing a credit facility of the type provided under this Agreement would act in similar circumstances at the time with the information then available to it.

"*Person*" means an individual, sole proprietorship, joint venture, association, trust, estate, business trust, corporation, limited liability company, exempted company, limited liability partnership, limited partnership, exempted limited partnership, nonprofit corporation, partnership, sovereign government or agency, instrumentality, or political subdivision thereof, or any similar entity or organization.

"*Petition Date*" means the date that the Borrower files a voluntary petition with the Bankruptcy Court initiating the Cases.

"*Plan Sponsor*" means Nighthawks Holdings and HOMF.

"*Pro Rata Share*" means, with respect to each Lender, the percentage obtained from the fraction: (a) (i) the numerator of which is the Commitment of such Lender; and (ii) the denominator of which is the aggregate Commitments of all Lenders; or (b) in the event the Commitments of all Lenders have been terminated: (i) the numerator of which is the sum of the Obligations owed to such Lender; and (ii) the denominator of which is the aggregate owed to all of the Lenders.

"*Required Lenders*" means, (i) at all times there is only one (1) Lender, such Lender, (ii) at all times there are two (2) Lenders that are not affiliates, both such unaffiliated Lenders, and (iii) at all times there are three (3) or more Lenders, the Lenders holding an aggregate Pro Rata Share of greater than fifty percent (50%). The Commitments and Obligations of any Defaulting Lender shall be disregarded from both the numerator and the denominator in determining Required Lenders at any time.

"*Restructuring Agreement*" means the certain Restructuring Support Agreement dated as of August 4, 2023 by and among (a) Borrower, (b) Nighthawks Holdings; (c) HOMF; and (d) Taberna Preferred Funding I LLC and Taberna Preferred Funding II LLC.

"*Specified Account*" means an account of the Agent used in connection with the Initial Borrowing, which account is not subject to a security interest by any other person.

"*Subsidiary*" means any direct or indirect subsidiary of each Loan Party, as applicable.

"*Superpriority Claim*" means a claim against any Debtor in any of the Cases which is an administrative expense claim having priority over any and all administrative expenses, diminution claims and all other claims against the Debtors, now existing or hereafter arising, of any kind whatsoever, including, without limitation, all administrative expenses of the kind specified in Sections 503(b) and 507(b) of the Bankruptcy Code, and over any and all administrative expenses or other claims arising under Sections 105, 326, 328, 330, 331, 364, 365, 503(b), 506(c), 507(a), 507(b), 546, 726, 1113 or 1114 of the Bankruptcy Code, in all cases subject to the terms of the Orders.

"***UCC***" means the Uniform Commercial Code as from time to time in effect in the State of Delaware; *provided*, however, that, in the event that, by reason of mandatory provisions of any applicable law, any of the attachment, perfection or priority of the Borrower's security interest in any Collateral is governed by the Uniform Commercial Code of a jurisdiction other than the State of Delaware, "***UCC***" shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection or priority and for purposes of the definitions related to or otherwise used in such provisions.

[Signature page follows]

IN WITNESS WHEREOF, each of the undersigned have caused this Agreement to be executed as of the date first written above.


BORROWER:


NOVATION HOLDING, INC.

By: _____
Name:
Title:

NOVATION COMPANIES, INC.

By: _____
Name:
Title:

HEALTHCARE STAFFING, INC.

By: _____
Name:
Title:

NOVASTAR MORTGAGE LLC

By: _____
Name:
Title:

AGENT AND LENDER:

NIGHTHAWKS HOLDINGS I, LLC

By:_____
Name: Daniel Strauss
Title: Authorized Signatory

LENDER:

HOMF II DISTRESSED OPPORTUNITIES, LTD.

By:_____
Name: Justin Gregory
Title: Authorized Signatory

Date Made	Name - Memo	Principal Amount Loaned

TOTAL PRINCIPAL AMOUNT LOANED	

DESCRIPTION OF COLLATERAL

Definitions:

When used herein the terms Account, As-Extracted Collateral, Chattel Paper, Commercial Tort Claim, Deposit Account, Document, Electronic Chattel Paper, Equipment, Fixture, Goods, Instrument, Inventory, Investment Property, Letter-of-Credit Rights, Money, Account, Supporting Obligations and Tangible Chattel Paper have the respective meanings provided in Article 8 or Article 9, as applicable, of the UCC. Letter of Credit has the meaning provided in Section 5-102 of the UCC. To the extent the definition of any category or type of collateral is expanded by any amendment, modification or revision to the UCC, such expanded definition will apply automatically as of the date of such amendment, modification or revision.

"Collateral", shall mean:

(a)   All Accounts (together with all guaranties thereof and security therefor, all rights of stoppage in transit, replevin and reclamation and all rights as an unpaid vendor);

(b)   All Chattel Paper (including Electronic Chattel Paper and Tangible Chattel Paper);

(c)   All Commercial Tort Claims;

(d)   All Deposit Accounts;

(e)   All Documents;

(f)   All Fixtures;

(g)   All General Intangibles (including all Intellectual Property Collateral);

(h)   All Goods (including all Inventory and all Equipment), together with all accessions, additions, attachments, improvements, substitutions, and replacements thereto and therefor;

(i)   All Instruments, all tax refunds, all tax refund claims and all other rights and claims to payment (together with all guaranties thereof and security therefor);

(j)   All Investment Property (including all equity and stock interests);

(k)   All Letter-of-Credit Rights and all Letters of Credit;

(l)   All Money (of every jurisdiction whatsoever);

(m)   All oil, gas or other minerals before extraction and all As-Extracted Collateral;

(n)   All insurance policies (including casualty and hazard insurance and right as loss payee or endorsee thereof);

(o)   All Supporting Obligations and all security interests and all other liens securing rights to payment or performance, all leases and all rights of setoff;

(p)   All books, correspondence, records, writings, databases, information and other property relating to, used or useful in connection with, evidencing, embodying, incorporating or referring to, any of the Collateral;

(q)   All Proceeds and all products of, and all rights associated with, the foregoing and, to the extent not otherwise included, (A) all payments under insurance (whether or not the Borrower is the loss payee thereof), (B) rights acquired by reason of condemnation or exercise of the power of eminent domain, and (C) all tort claims; and

(r)   all other personal property and rights of every kind and description and interests therein;

in each case, whether such property is acquired prior to the Petition Date or after the Petition Date. Borrower agrees that the Obligations are entitled to Superpriority Claim status in the Cases pursuant to section 364(c)(1) of the Bankruptcy Code with priority over any and all administrative expense claims, whether heretofore or hereafter incurred, of the kind specified or ordered pursuant to or in accordance with any provision of the Bankruptcy Code, including, without limitation, sections 105, 326, 328, 330, 331, 503(b), 506(c), 507(a), 507(b), 546, 726, 1113, and 1114 of the Bankruptcy Code, subject in all cases to the terms of the Orders.

Commitments

Lender	Commitment
Nighthawks Holdings I, LLC	$902,700
HOMF II Distressed Opportunities, Ltd.	$867,300
TOTAL	$1,770,000

EXHIBIT A

Form of Interim Order

[to be attached]

EXHIBIT E

Novation Companies, Inc.
GUC Schedule

Debtor Name	Creditor's Name	Basis for Claim	Total Asserted Claim (1)
Healthcare Staffing, Inc.	Berkshire Hathaway	Worker Compensation Audit fee	$634,425.58
Novastar Mortgage LLC	Underground Vaults & Storage, Inc.	Vendor payable	$222,360.04
Novastar Mortgage LLC	Iron Mountain Inc.	Vendor payable	$69,360.10
Novation Companies, Inc.	First Secure Data LLC	Vendor payable	$66,456.00
Healthcare Staffing, Inc.	American Express	Various	$55,473.91
Healthcare Staffing, Inc.	AFCO	Insurance	$50,374.83
Healthcare Staffing, Inc.	USI Insurance Services Inc	Insurance	$45,000.00
Healthcare Staffing, Inc.	Travelers Property Casualty Company of America	Insurance renewal	$29,757.00
Novation Companies, Inc.	AFCO	Insurance	$24,132.60
Novastar Mortgage LLC	First Secure Data LLC	Vendor payable	$13,320.00
Healthcare Staffing, Inc.	Internal Revenue Services	ESRP	$11,580.12
Healthcare Staffing, Inc.	PHOENIX PARK ATL PROPERTY LP	Rent-Corporate office	$11,202.48
Novation Companies, Inc.	Smith Schafer & Associates, LTD.	Vendor payable	$8,833.00
Healthcare Staffing, Inc.	IntelligIS Inc	IT Mang group	$7,427.62
Healthcare Staffing, Inc.	HR ALTERNATIVES, INC	HR Consultant	$5,950.00
Healthcare Staffing, Inc.	WELLS FARGO FINANCIAL LEASING	Lease-copier	$5,934.41
Novation Companies, Inc.	Underground Vaults & Storage, Inc.	Vendor payable	$5,846.42
Novation Companies, Inc.	Computershare Inc.	Vendor payable	$5,476.14
Healthcare Staffing, Inc.	Solvo Solutions Inc	Outsource recruiters	$4,875.00
Healthcare Staffing, Inc.	NEW HORIZONS BEHAVIORAL HLTH	Legal case reimbursement	$4,818.26
Healthcare Staffing, Inc.	QUADIENT LEASING USA, INC	Lease-mail machine	$4,812.30
Healthcare Staffing, Inc.	Reese & Company, Inc	Rent-Savannah Office	$4,410.00
Novation Companies, Inc.	AGH, LC	Accounting services	$3,723.97
Novation Companies, Inc.	Clint Drive Properties, LLC	Vendor payable	$2,603.39
Novation Companies, Inc.	Morgan Stanley (Solium Capital ULC)	Vendor payable	$2,400.00
Healthcare Staffing, Inc.	MEDCOR, INC	Worker comp triage service	$2,013.85
Healthcare Staffing, Inc.	Checkr	Background checks	$1,741.76
Healthcare Staffing, Inc.	Stafferlink, Inc.	Billing software	$1,715.00
Healthcare Staffing, Inc.	COGENT SYSTEMS INC.	State background checks	$1,648.00
Novation Companies, Inc.	Research Data Group, Inc.	Vendor payable	$1,600.00
Healthcare Staffing, Inc.	Metropolitan Telecommunications/MetTel	Telephone/Internet	$1,572.99
Novation Companies, Inc.	Boulay Group	Accounting services	$1,375.00
Healthcare Staffing, Inc.	AC DEPOT	Cleaning service	$1,275.00
Healthcare Staffing, Inc.	LABCORP OF AMERICA HOLDINGS	Drug screens	$1,002.10
Healthcare Staffing, Inc.	City of College Park	Electric/Water/Business License	$993.26
Healthcare Staffing, Inc.	Iron Mountain	Shredding service	$952.02
Healthcare Staffing, Inc.	AMERICAN UNITED LIFE INS COMP	EE Benfts-Life, LTD, STD	$934.73
Healthcare Staffing, Inc.	COMCAST	Telephone/Internet	$868.90
Healthcare Staffing, Inc.	Office Depot	Office supplies	$608.06
Healthcare Staffing, Inc.	Scana Energy	Gas	$607.65
Novation Companies, Inc.	eFax Corporate c/o j2 Cloud Serv LLC	Vendor payable	$573.65
Healthcare Staffing, Inc.	MID ATLANTIC TRUST COMPANY	ER 401k Plan Admin	$551.97
Novation Companies, Inc.	8x8, Inc.	Vendor payable	$542.92
Novation Companies, Inc.	AT&T U-Verse	Vendor payable	$406.60
Healthcare Staffing, Inc.	United Maintenance, Inc.	HVAC service	$405.00
Healthcare Staffing, Inc.	Verizon Wireless	Corporate on call phone service	$243.54
Healthcare Staffing, Inc.	Northwest Exterminating CO LLC	Extermination	$234.00
Healthcare Staffing, Inc.	Baldwin Police Department	Background checks	$221.15
Healthcare Staffing, Inc.	EyeMed-Fidelity Security Life Insurance Co	EE benefits	$110.96
Novation Companies, Inc.	Google LLC	Vendor payable	$108.00
Novation Companies, Inc.	Microsoft	Vendor payable	$78.50
Healthcare Staffing, Inc.	FedEx Corporation	Postage	$59.41
Novation Companies, Inc.	Adobe, Inc.	Vendor payable	$50.97
Healthcare Staffing, Inc.	CRYSTAL SPRINGS	Water delivery	$47.43
Novation Companies, Inc.	ADP, Inc.	Vendor payable	$45.48
Novation Companies, Inc.	HSA Bank	Vendor payable	$5.00
Healthcare Staffing, Inc.	Georgia Department of Revenue	Tax Claim-Payroll taxes	TBD
Healthcare Staffing, Inc.	GEORGIA DEPT OF LABOR	Tax Claim-Payroll taxes	TBD
Novation Companies, Inc.	Internal Revenue Service	Tax Claim	TBD
Healthcare Staffing, Inc.	Internal Revenue Services	Tax Claim-Payroll taxes	TBD
Healthcare Staffing, Inc.	Julie Coleman v. Cobb County CSB, Healthcare Staffing, Inc., Mark Hill, etc.	Legal case	TBD
Novation Companies, Inc.	City of Kansas City, MO	Tax Claim	TBD
Novation Companies, Inc.	KS Dept of Revenue	Tax Claim	TBD
Healthcare Staffing, Inc.	Mary Smith v. Healthcare Staffing, Inc.	Legal case	TBD
Novation Companies, Inc.	MO Dept of Revenue	Tax Claim	TBD
Healthcare Staffing, Inc.	Tanya Reed v. Healthcare Staffing, Inc.	Legal case	TBD
Total			**$1,323,146.07**

(1) All rights are reserved to dispute each asserted claim.

EXHIBIT F

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	)	Chapter 11
NOVATION COMPANIES, INC., *et al.*,[1]	)	Case No. 23-______ (__)
	)	(Jointly Administered)
Debtors.	)	

INTERIM ORDER (I) AUTHORIZING THE DEBTORS TO OBTAIN POSTPETITION SECURED FINANCING, (II) GRANTING LIENS AND SUPERPRIORITY ADMINISTRATIVE EXPENSE STATUS, (III) GRANTING ADEQUATE PROTECTION, (IV) MODIFYING THE AUTOMATIC STAY, AND (V) AUTHORIZING THE DEBTORS' USE OF CASH COLLATERAL AND (VI) SCHEDULING A FINAL HEARING

Upon the motion (the "**Motion**") of the debtors and debtors in possession (each a "**Debtor**" and collectively, the "**Debtors**") in the above-captioned chapter 11 cases (collectively, the "**Cases**"), pursuant to sections 105, 361, 362, 363, 364, 503 and 507 of title 11 of the United States Code, 11 U.S.C. §§ 101, *et seq.* (the "**Bankruptcy Code**"), Rules 4001 and 9014 of the Federal Rules of Bankruptcy Procedure (the "**Bankruptcy Rules**") and the corresponding local rules of this District (the "**Local Rules**"), requesting entry of an interim order (this "**Interim Order**") and Final Order (as defined below) authorizing the Debtors to, among other things:

(i) Obtain senior secured postpetition financing in an aggregate principal amount not to exceed $1,770,000.00 (the "**DIP Credit Facility**", and the loans provided to the Debtors thereunder, the "**DIP Loans**"), pursuant to the terms and conditions of the DIP Documents (as defined below), this Interim Order, and the Final Order;

[1] The Debtors in these chapter 11 cases, along with the last four digits of each Debtor's federal tax identification number, are: Novation Companies, Inc. (0661), Novation Holding, Inc. (7576), Healthcare Staffing, Inc. (6045), and NovaStar Mortgage LLC (0743). The mailing address for each of the Debtors is 1724 Phoenix Parkway, Building 600, College Park, GA 30349.

Error!

(ii) Enter into (a) that certain Debtor-In-Possession Revolving Loan and Security Agreement (the "**DIP Agreement**"), [2] substantially in the form attached as **Exhibit A** hereto, by and among the Debtors, certain subsidiaries of the Debtors party thereto, the Lenders set forth on the signature page thereto (the "**Lenders**") and Nighthawks Holdings I, LLC, a Delaware limited liability company, as Lender and administrative agent for the benefit of the Lenders (the "**Agent**") and (b) the documents related to the DIP Agreement (together with the DIP Agreement, the "**DIP Documents**");

(iii) Borrow, on an interim basis, pursuant to the DIP Documents and this Interim Order, postpetition financing in an aggregate principal amount of up to $900,000.00 (the "**Interim DIP Credit Facility**");

(iv) Borrow, on a final basis, pursuant to the DIP Documents and the Final Order (as defined below), postpetition financing in an aggregate principal amount of up to $1,770,000.00, upon entry of a Final Order;

(v) Execute and deliver the DIP Agreement and the other DIP Documents to the Agent pursuant thereto;

(vi) Grant to the Agent (for the benefit of the Lenders) the DIP Liens (as defined below) on all of the DIP Collateral (as defined below) to secure the DIP Credit Facility and all obligations owing and outstanding thereunder and under the DIP Documents, as applicable, and the Interim Order and the Final Order, as applicable (collectively, and including all "Obligations" as defined in the DIP Agreement, the "**DIP Obligations**"), subject only to prior payment of the Carve-Out (as defined below)

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[2] All capitalized terms not otherwise defined in this Interim Order shall have the meaning ascribed to same in the DIP Agreement.

(vi)   Grant to the Agent (for the benefit of the Lenders) allowed superpriority administrative expense claims in the Cases for all DIP Obligations;

(vii)   Use the proceeds of the DIP Credit Facility in accordance with the DIP Agreement, the DIP Documents and this Interim Order, in all cases in accordance with the Budget, a copy of which is attached hereto as **Exhibit B**, and as otherwise provided in the DIP Documents;

(viii)   Use any Prepetition Collateral (as defined below), including the Cash Collateral, and provide adequate protection to those parties set forth herein that may have an interest in such Prepetition Collateral, including Cash Collateral, for any possible Diminution (as defined below);

(ix)   Vacate and modify the automatic stay imposed by section 362 of the Bankruptcy Code solely to the extent necessary to implement and effectuate the terms of the DIP Documents and this Interim Order;

(x)   Schedule a final hearing (the "**Final Hearing**") to consider entry of an order (the "**Final Order**") granting the relief requested in the Motion on a final basis and approving the form of notice with respect to the Final Hearing; and

(xi)   Waive, to the extent applicable, any stay of the immediate effectiveness of this Interim Order imposed by the Bankruptcy Code or the Bankruptcy Rules, such that this Interim Order shall be immediately effective upon its entry on the Court's docket.

The Court having considered the Motion, the *Declaration of Michael Wyse in Support of Debtors' Chapter 11 Petitions and First Day Pleadings*, the DIP Agreement, and the evidence submitted or adduced and the arguments of counsel made at the hearing on this Interim Order (the "**Interim Hearing**"); and notice of the Motion and the Interim Hearing having been given in accordance with Bankruptcy Rules 4001 and 9014; and the Interim Hearing having been held and concluded; and it appearing that granting the relief requested in the Motion on an interim basis is an appropriate exercise of the Debtors' business judgment, necessary to avoid immediate and irreparable harm to the Debtors pending the Final Hearing, and is otherwise fair and reasonable and in the best interests of the Debtors, their estates and their creditors, and is essential for the preservation of the value of the Debtors' property; and all objections, if any, to the entry of this Interim Order having been withdrawn, resolved or overruled by the Court; and after due deliberation and consideration, and good and sufficient cause appearing therefor:

IT IS FOUND AND DETERMINED that[3]**:**

A.   **Petition Date**.   On August [*], 2023 (the "**Petition Date**"), the Debtors filed voluntary petitions under chapter 11 of the Bankruptcy Code with this Court.

B.   **Jurisdiction and Venue**.   This Court has jurisdiction over these proceedings, pursuant to 28 U.S.C. §§ 157(b) and 1334 and the Amended Standing Order of Reference from the United States District Court for the District of Delaware, and over the persons and property affected hereby.   Venue for the Cases and the proceedings on the Motion is proper in this District pursuant to 28 U.S.C. §§ 1408 and 1409.   Consideration of the Motion constitutes a core proceeding under 28 U.S.C. § 157(b)(2). This Court may enter a final order consistent with Article III of the United States Constitution.

C.   **Notice**.   Notice of the Interim Hearing and notice of the Motion has been given by the Debtors to (i) the Office of the United States Trustee for the District of Delaware, (ii) the Office of the United States Attorney for the District of Delaware, (iii) the Internal Revenue Service, (iv) the Debtors' twenty (20) largest unsecured creditors (excluding insiders), (v) the U.S. Securities

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[3] The findings and conclusions set forth herein constitute the court's findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014. To the extent that any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

Error!

4

and Exchange Commission, (vi) counsel to Nighthawks Holdings I, LLC, (vii) HOMF II Distressed Opportunities, Ltd., (viii) Taberna Preferred Funding I, Ltd. and Taberna Preferred Funding II, Ltd., (ix) Kodiak CDO Management, LLC, (x) counsel to Wilmington Savings Fund Society, FSB, as Collateral Agent for the Prepetition Lenders, and (xi) all known holders of liens upon the Debtors' assets, in each case by facsimile transmission, email, overnight courier and/or hand delivery. Under the circumstances, such notice of the Interim Hearing and Motion and the relief provided for in this Interim Order constitutes adequate and sufficient notice and complies with section 102(1) of the Bankruptcy Code, Bankruptcy Rules 2002 and 4001, and the Local Rules.

D. **Debtors' Acknowledgments and Stipulations**. In requesting the financing from the Lenders and in exchange for and as a material inducement to the Lenders to agree to provide the financing in accordance with the DIP Credit Facility, and to the Prepetition Secured Parties (as defined below) in exchange for any potential Diminution (as defined below), the Debtors acknowledge, represent, stipulate and agree, for themselves and their estates, subject to the Challenge (as defined below) rights set forth in Paragraph 20 of this Interim Order and without prejudice to the rights of interested parties other than the Debtors, as follows (the "**Debtors' Acknowledgments and Stipulations**"):

(i) As of the Petition Date, the Debtors have secured indebtedness of not less than $97,804,338.00 inclusive of principal and accrued and unpaid interest, fees and expenses (collectively, the "**Prepetition Obligations**") owing under that certain Note Purchase Agreement, dated as of July 27, 2017 (as amended, the "**Note Purchase Agreement**"), by and among Novation Companies, Inc. ("**NCI**"), each of those subsidiaries of NCI identified as a guarantor on the signature page thereto and such other subsidiaries of NCI as may from time to time become a party thereto, Taberna Preferred Funding I, Ltd., Taberna Preferred Funding II, Ltd. and Kodiak CDO I, Ltd. (the "**Prepetition Lenders**") and Wilmington Savings Fund Society, FSB as Collateral Agent for the Prepetition Lenders (in such capacity, the "**Prepetition Collateral Agent**" and together with the Prepetition Lenders, the "**Prepetition Secured Parties**"), pursuant to which the Debtors granted liens on all or substantially all of their personal property other than accounts receivable and inventory (collectively, the "**Prepetition Collateral**");

(ii)   as of the Petition Date: (A) the Prepetition Obligations constitute legal, valid and binding obligations of the Debtors, enforceable in accordance with their terms (other than in respect of the stay of enforcement arising from section 362 of the Bankruptcy Code to the extent applicable); (B) no recoupments, offsets, defenses or counterclaims exist to the Prepetition Obligations; and (C) no portion of the Prepetition Obligations or any payments or other transfers made to the Prepetition Secured Parties or applied to the Prepetition Obligations prior to the Petition Date is subject to avoidance, subordination, recharacterization, recovery, attack, recoupment, offset, counterclaim, defense or Claim (as defined in the Bankruptcy Code) of any kind pursuant to the Bankruptcy Code or applicable non-bankruptcy law;

(iii)   the liens of the Prepetition Secured Parties (the "**Prepetition Liens**") constitute valid, binding, enforceable (other than in respect of the stay of enforcement arising from section 362 of the Bankruptcy Code) and perfected liens with priority over any and all other liens in the Prepetition Collateral (except as otherwise provided in the Note Purchase Agreement and any other documents relating thereto (collectively, the "**Prepetition Loan Documents**")) and are not subject to any challenge or defense, including without limitation, respectively, avoidance, subordination, recharacterization, recovery, reduction, set-off, offset, attack, counterclaim, crossclaim or Claim (as defined in the Bankruptcy Code) of any kind pursuant to the Bankruptcy Code or applicable non-bankruptcy law;

(iv) the Debtors have waived, discharged and released any right they may have to challenge the Prepetition Obligations and the Prepetition Liens on the Prepetition Collateral and to assert any recoupments, offsets, defenses, claims, objections, challenges, causes of action and/or causes of action against any Prepetition Secured Party with respect to the Prepetition Loan Documents, the Prepetition Obligations, the Prepetition Liens or the Prepetition Collateral;

(v) any payments made on account of the Prepetition Obligations before the Petition Date were (A) payments out of the Prepetition Collateral and/or (B) made in the ordinary course of business and in exchange for reasonably equivalent value and did not diminish any property otherwise available for distribution to unsecured creditors;

(vi) all of the Debtors' cash, including the cash in their deposit accounts and other accounts, wherever located, whether as original collateral or proceeds of other Prepetition Collateral, constitutes Cash Collateral (as defined below);

(vii) none of the Lenders or the Prepetition Secured Parties is a control person or insider (as defined in section 101(31) of the Bankruptcy Code) of any Debtor;

(viii) until such time as all DIP Obligations are indefeasibly paid in full in cash, the Debtors shall not in any way prime or seek to prime (or otherwise cause to be subordinated in any way) the liens provided to the Agent by offering a subsequent lender or any party-in-interest a superior or *pari passu* lien or claim with respect to the DIP Collateral pursuant to section 364(d) of the Bankruptcy Code or otherwise, except with respect to the Carve-Out (as defined below) and the existing Prepetition Liens in favor of the Prepetition Secured Parties, which are being primed hereunder;

(ix)   until such time as all DIP Obligations are indefeasibly paid in full in cash, the Debtors shall not in any way or at any time seek allowance of any administrative expense claim against the Debtors of any kind or nature whatsoever, including, without limitation, claims for any administrative expenses of the kind specified in, or arising or ordered under sections 105, 326, 328, 330, 331, 503(a), 503(b), 506(c), 507(a), 507(b), 546(c), 546(d), 552(b), 726, 1113 and 1114 of the Bankruptcy Code that is superior to or *pari passu* with the DIP Superpriority Claim (as defined below) provided herein, except with respect to the Carve-Out (as defined below);

(x)   the Prepetition Secured Parties are entitled, pursuant to sections 361, 363(e) and 364(d)(1) of the Bankruptcy Code, to adequate protection of their respective interests in the Prepetition Collateral, including the Cash Collateral, to the extent of any diminution in the value of the Prepetition Collateral occurring from and after the Petition Date (the "**Diminution**"), that may be caused by or arising as a result of (A) the incurrence and payment of the DIP Obligations, (B) the use of Prepetition Collateral (including Cash Collateral), (C) the granting of the DIP Liens and the DIP Superpriority Claim, (D) the subordination of the Prepetition Obligations to the DIP Obligations and the Carve- Out, (E) the subordination of the Prepetition Obligations to the Carve-Out, and (F) imposition of the automatic stay pursuant to section 362 of the Bankruptcy Code.

E.   **Cash Collateral**. For purposes of this Order, the term "Cash Collateral" shall mean and include all "cash collateral," as defined in section 363 of the Bankruptcy Code, in or on which the Agent or the Prepetition Secured Parties have a lien, security interest or any other interest (including, without limitation, any adequate protection liens or security interests), whether existing on the Petition Date, arising pursuant to this Order or otherwise, and shall include, without limitation:

(i)   all cash proceeds arising from the collection, sale, lease or other disposition, use or conversion of any real or personal property, in or on which the Agent or the Prepetition Secured Parties have a lien or a replacement lien, whether as part of the DIP Collateral or the Prepetition Collateral, or pursuant to an order of the Court or applicable law or otherwise, and whether such property has been converted to cash, existed as of the commencement of these Cases, or arose or was generated thereafter;

(ii)   all of the respective deposits, refund claims and rights in retainers of the Debtors on which the Agent or the Prepetition Secured Parties hold a lien or replacement lien, whether as part of the DIP Collateral or Prepetition Collateral or pursuant to an order of the Court or applicable law or otherwise; and

(iii)   the proceeds of any sale, transfer or other disposition of DIP Collateral or Prepetition Collateral.

For the avoidance of doubt, the Debtors' ability to use Cash Collateral shall terminate on the earlier of the Maturity Date of the DIP Credit Facility or an acceleration of the DIP Obligations.

F.   **Findings Regarding the DIP Credit Facility**.

(i)   **Need for the DIP Credit Facility and to Use Cash Collateral**.   An immediate need exists for the Debtors to obtain funds pursuant to borrowings under the Interim DIP Credit Facility and to use Cash Collateral in order to continue operations, fund payroll and operating expenses, and administer and preserve the value of their estates pending the Final Hearing. The ability of the Debtors to finance their operations through the Interim DIP Credit Facility and use of Cash Collateral is vital to the preservation and maintenance of the going concern value of the Debtors' estates, to maximize the value of the Debtors' assets for the benefit of their creditors, and to avoid immediate and irreparable harm to the Debtors, their estates and their creditors.

(ii)   **Priming of Any Prepetition Liens**. Upon the entry of this Interim Order, the priming of any existing liens on any of the Prepetition Collateral,[4] is a condition to the Debtors' borrowings under the DIP Credit Facility, which borrowing is necessary for the Debtors to be able to continue to operate their business and administer the Cases for the benefit of their estates and creditors. Solely in the event and to the extent that there are obligations outstanding whose interests are primed, the parties holding such obligations have consented, or have been deemed to have accepted, such treatment, and the terms of the adequate protection arrangements provided for herein are fair and reasonable and otherwise sufficient under the circumstances to adequately protect the Prepetition Secured Parties against any Diminution with respect to the Prepetition Collateral as provided for herein.

(iii)   **No Credit Available on More Favorable Terms**. The Debtors have been unable to obtain (a) unsecured credit allowable under Bankruptcy Code section 503(b)(1) as an administrative expense, or (b) credit for money borrowed secured by a lien on property of the estates on more favorable terms and conditions than those provided in the DIP Agreement and this Interim Order. The Debtors are unable to obtain credit for borrowed money without granting to the Agent the DIP Protections (as defined below).

G.   **Sections 506(c) and 552(b) Waivers**. In light of (i) the Agent's agreement to subordinate its liens and superpriority claims to the Carve-Out, and in exchange for and as a material inducement to the Agent to agree to provide the DIP Credit Facility and (ii) the Prepetition

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[4] For the avoidance of doubt, the Prepetition Collateral shall consist of substantially all of the Debtors' assets existing on the Petition Date.

Error!

Secured Parties' agreement to subordinate their liens to the DIP Obligations, the Carve-Out and the DIP Liens, and to permit the use of the Prepetition Collateral (including Cash Collateral for payments made in accordance with the Budget (as defined below) and the terms of this Interim Order), each of the Agent and the Prepetition Secured Parties are entitled to a waiver of the provisions of section 506(c), and the Prepetition Secured Parties are entitled to a waiver of the exceptions provided in sections 552(b)(1) and (2) of the Bankruptcy Code, in each case as provided for herein.

H.   **Use of Proceeds of the DIP Credit Facility**. Proceeds of the DIP Credit Facility (net of any amounts used to pay fees, costs and expenses under the DIP Documents) shall be used in a manner consistent with the terms and conditions of the DIP Agreement and this Interim Order and in accordance with the Budget.

I.   **Application of Proceeds of DIP Collateral**. All proceeds of any sale or other disposition of the DIP Collateral, if any, shall be applied in accordance with the Budget and the terms and conditions of the DIP Documents.

J.   **Effect of Reversal; Good Faith**. The Lenders have indicated a willingness to provide financing to the Debtors solely in accordance with the DIP Agreement and this Interim Order, provided that the DIP Obligations, DIP Liens and other protections granted by this Interim Order and the DIP Documents will not be affected by any subsequent reversal or modification of this Interim Order as provided in section 364(e) of the Bankruptcy Code. The Lenders have acted in good faith in agreeing to provide the DIP Credit Facility approved by this Interim Order.

K.   **Business Judgment and Good Faith Pursuant to Section 364(e)**.

(i)   The terms and conditions of the DIP Credit Facility and the DIP Documents, and the fees paid and to be paid thereunder are fair, reasonable, and the best reasonably available under the circumstances, reflect the Debtors' exercise of prudent business judgment consistent with their fiduciary duties, and are supported by reasonably equivalent value and consideration;

(ii) the DIP Documents and use of Cash Collateral were negotiated in good faith and at arms' length between the Debtors and the Agent, the Lenders and the Prepetition Secured Parties; and

(iii) the DIP Credit Facility loan proceeds to be obtained pursuant to the DIP Documents will be so advanced in good faith, and for valid business purposes and uses, as a consequence of which the Agent and Lenders are entitled to the protection and benefits of section 364(e) of the Bankruptcy Code.

L. **Immediate Entry of Interim Order**. The Debtors have requested immediate entry of this Interim Order pursuant to Bankruptcy Rule 4001(c)(2) and Local Rule 4001-2(b). The permission granted herein to enter into the DIP Documents, to obtain funds thereunder and to use the Prepetition Collateral (including the Cash Collateral) pursuant to this Interim Order is necessary to avoid immediate and irreparable harm to the Debtors and their estates. This Court concludes that entry of this Interim Order is in the best interests of the Debtors' respective estates and creditors as its implementation will, among other things, allow for access to the financing necessary to administer the Cases, to sustain the operation of the Debtors' existing business and to further enhance the Debtors' prospects for a successful reorganization. Based upon the foregoing findings, acknowledgements, and conclusions, and upon the record made before this Court at the Interim Hearing, and good and sufficient cause appearing therefor;

NOW, THEREFORE, based upon the foregoing findings, and upon consideration of the Motion and the record made before this Court with respect to the Motion, including the record created during the Interim Hearing, all papers filed on the docket, and with the consent of the

Debtors, the Agent, the Lenders and the Prepetition Secured Parties to the form and entry of this Interim Order, and good and sufficient cause appearing therefor, and the Court being otherwise fully advised in the premises;

IT IS HEREBY ORDERED AND ADJUDGED THAT:

1.   **Motion Granted**. The Motion is GRANTED in accordance with the terms and conditions set forth in this Interim Order and the DIP Documents. Any objections to the Motion with respect to entry of this Interim Order to the extent not withdrawn, waived or otherwise resolved, and all reservations of rights included therein, are hereby denied and overruled on the merits. All capitalized terms not otherwise defined in this Interim Order shall have the meaning ascribed to same in the DIP Agreement.

2.   **The DIP Documents**.

(a)   **Approval of Entry into the DIP Documents**. The Debtors are authorized to execute, deliver and perform in accordance with the DIP Documents and to incur and to perform the DIP Obligations in accordance with, and subject to, the terms of this Interim Order and the DIP Documents, and to execute and deliver all instruments and documents which may be required or necessary for the performance by the Debtors under the DIP Documents and the creation and perfection of the DIP Liens described in and provided for by this Interim Order and the DIP Documents. The Debtors are hereby authorized to use Cash Collateral. The Debtors are hereby authorized to do and perform all acts, pay the principal, interest, fees, expenses, and other amounts described in the DIP Agreement and all other DIP Documents as such become due.

(b)   **Authorization for DIP Financing**. To enable the Debtors to continue to preserve the value of their estates during the period prior to entry of the Final Order (the "**Interim Period**") and subject to the terms and conditions of this Interim Order, the Budget and the DIP

Documents, upon the execution of the DIP Agreement and the other DIP Documents, the Debtors are hereby authorized to borrow, pursuant to the Interim DIP Credit Facility, a principal amount not to exceed $900,000.00.

(c)   **Conditions Precedent**. The Lenders shall have no obligation to make any loans under the DIP Agreement during the Interim Period unless the conditions precedent to making such loans under the DIP Agreement, as set forth in Section 3 thereof, have been satisfied in full or waived by the Agent in its sole discretion.

(d)   **Enforceable Obligations**. The DIP Documents shall constitute and evidence the valid and binding obligations of the Debtors, which obligations shall be enforceable against the Debtors, their estates and any successors thereto and their creditors or representatives thereof, in accordance with their terms.

(e)   **Protection of the Lenders and Other Rights**. From and after the Petition Date, the Debtors shall use the proceeds of the DIP Credit Facility only for the purposes specifically set forth in the DIP Agreement and this Interim Order and in strict compliance with the Budget (subject only to any variances thereto that may be permitted by the DIP Agreement or the Budget).

3.   **The DIP Lien Priority**.

(a)   To secure the DIP Obligations, the Agent is hereby granted (for the benefit of the Lenders) pursuant to and in accordance with Sections 364(c)(2), 364(c)(3), and 364(d) of the Bankruptcy Code, valid, enforceable and fully perfected liens (the "**DIP Liens**") in and on all of the property, assets or interests in property or assets of each Debtor, and all "property of the estate" (within the meaning of the Bankruptcy Code) of each Debtor, of any kind or nature whatsoever, real or personal, tangible or intangible or mixed, now existing or hereafter acquired or created, including, without limitation, all of each Debtor's now owned or hereafter acquired right, title, and interest in and to all cash, accounts, accounts receivable, goods, inventory, property, plant and equipment, commercial tort claims, intellectual property, contract rights, tax refunds, prepaid expenses, deposits, general intangibles, real estate, leaseholds,[5] all proceeds or property recovered in connection with actions under chapter 5 of the Bankruptcy Code, subject to entry of the Final Order as provided for herein ("**Avoidance Actions**"), all intercompany claims, all claims, and causes of action of each Debtor or its respective estate (including, without limitation, all commercial tort claims of every kind and description, whether described in specificity in the DIP Documents or not) and any and all proceeds and property recovered therefrom, any and all proceeds arising from insurance policies, all intellectual property, and the equity interests of each direct subsidiary of each Debtor, which for the avoidance of doubt, shall include, without limiting the generality of the foregoing, all assets of each Debtor that constitute Prepetition Collateral, and all other property and assets including, without limitation, Cash Collateral, and all cash and non-cash proceeds, rents, products, substitutions, accessions, offspring and profits of any of the collateral described above (collectively, the "**DIP Collateral**"), subject only to prior payment of the Carve-Out;

(b)   The DIP Liens shall be effective immediately upon the entry of this Interim Order other than the DIP Lien on the proceeds of the Avoidance Actions which shall be effective upon entry of the Final Order, and the DIP Liens shall not at any time be made subject or subordinated to, or made *pari passu* with, any other lien, security interest or claim existing as of the Petition Date or created thereafter, including under Sections 363 or 364(d) of the Bankruptcy

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[5] For the avoidance of doubt and notwithstanding anything to the contrary contained herein, unless otherwise expressly permitted by the terms of the applicable lease, any liens granted under this Interim Order shall not include the Debtors' real property leases, but shall include the proceeds from the disposition of all such leases.

Code or otherwise, other than prior payment of the Carve-Out and any Senior Third-Party Liens, and the prepetition liens of the Prepetition Secured Parties;

(c)   The DIP Liens shall be and hereby are deemed fully perfected liens and security interests, effective and perfected upon the date of this Interim Order, without the necessity of execution by the Debtors of mortgages, security agreements, pledge agreements, financing agreements, financing statements, account control agreements or any other agreements, filings or instruments, such that no action whatsoever need be taken by the Agent, the Debtors or any other party (including, without limitation, any depository bank or securities intermediary) to perfect such interests.

(d)   At all times prior to indefeasible payment in cash in full of the DIP Obligations, the priority of the DIP Liens will (subject in each case to prior payment of the Carve-Out):

    (i)   Pursuant to Section 364(c)(2) of the Bankruptcy Code, be perfected first priority liens on all DIP Collateral which, as of the Petition Date, was unencumbered or subject to invalid, unperfected or avoidable liens;

    (ii)   Pursuant to Section 364(c)(3) of the Bankruptcy Code, be perfected junior liens on all DIP Collateral that was, as of the Petition Date, subject to valid, perfected, unavoidable liens in existence at the time of the commencement of the Cases, other than Primed Liens (as defined below) ("**Senior Third-Party Liens**");

    (iii)   Pursuant to Section 364(d)(1) of the Bankruptcy Code, other than with respect to any Senior Third-Party Liens, be perfected first priority, senior priming liens on all DIP Collateral that is subject to the existing senior lien in favor of the Prepetition Secured Parties that secure the obligations of the applicable Debtors under or in connection with the Note Purchase Agreement (collectively, the "**Primed Parties**"), all of which existing liens (the "**Primed Liens**") shall be primed by and made subject and subordinate to the perfected first priority senior liens granted to the DIP Secured Parties hereunder, which senior priming liens in favor of the DIP Secured Parties shall also prime any liens granted after the commencement of the Cases to provide adequate protection in respect of any of the Primed Liens;

    (iv)   The DIP Liens shall be valid and enforceable against any trustee appointed in the Cases, upon the conversion of any of the Cases to a case under

Chapter 7 of the Bankruptcy Code (a "**Successor Case**"), or upon the dismissal of the any of the Cases or Successor Case; and

(v)   Pursuant to the terms of this Interim Order, be subject to the Carve-Out (defined below).

4.   **Superpriority Administrative Claim**. The Agent is hereby granted (for the benefit of the Lenders) an allowed superpriority administrative expense claim (the "**DIP Superpriority Claim**", together with the DIP Liens, the "**DIP Protections**") pursuant to section 364(c)(1) of the Bankruptcy Code in each of the Cases and in any Successor Case(s) for all DIP Obligations, having priority over any and all other claims against the Debtors, now existing or hereafter arising, of any kind whatsoever, including, without limitation, all administrative expenses of the kinds specified in or arising or ordered under sections 105(a), 326, 328, 330, 331, 503(a), 503(b), 506(c) (subject to entry of a Final Order), 507(a), 507(b), 546(c) (subject to entry of a Final Order), 546(d), 726, 1113, and 1114 and any other provision of the Bankruptcy Code or otherwise, whether or not such expenses or claims may become secured by a judgment lien or other non-consensual lien, levy or attachment, which allowed DIP Superpriority Claim shall be payable from and have recourse to all pre- and post-petition property of the Debtors and all proceeds thereof including, without limitation, and after entry of a Final Order, any proceeds or property recovered in connection with the pursuit of Avoidance Actions. The DIP Superpriority Claim shall be subject and subordinate in priority of payment only to prior payment of the Carve-Out. The DIP Superpriority Claim shall be senior in all respects to any superpriority claims granted in these Cases.

5.   **Authorization to Use Proceeds of the DIP Credit Facility and Cash Collateral**. Pursuant to the terms and conditions of this Interim Order, the DIP Agreement and the other DIP Documents, and in accordance with the Budget and any variances thereto that may be permitted pursuant thereto or pursuant to the DIP Agreement, the Debtors are authorized to use the

borrowings pursuant to the DIP Agreement and to use Cash Collateral during the Interim Period and terminating upon the occurrence and continuance of an Event of Default (as defined below) and the termination of the DIP Agreement in accordance with its terms and subject to the provisions hereof. Subject to the terms of the DIP Agreement, the Debtors and the Agent may agree in writing to modify the Budget in the Agent's sole discretion at any time that the DIP Credit Facility remains outstanding.

6. **Relief from the Automatic Stay**. Subject to Paragraph 15 of this Order, only upon five (5) Business Days' prior written notice to the Debtors (the "**Remedies Notice Period**"), counsel approved by this Court for any official committee of unsecured creditors in the Cases (the "**Committee**"), if one is appointed, the Prepetition Secured Parties, and the U.S. Trustee, the Agent is hereby granted relief from any stay of proceeding (including, without limitation, the automatic stay applicable under section 362 of the Bankruptcy Code to the holder or holders of any security interest) to permit the Agent, upon the occurrence of and continuance of an Event of Default (as defined below), to exercise any rights and remedies provided to the Agent under the DIP Documents or at law or equity, including all remedies provided under the Bankruptcy Code. Furthermore, the Agent is hereby granted relief from the automatic stay to take steps to perfect the DIP Liens, as described below. The automatic stay of section 362(a) of the Bankruptcy Code, to the extent applicable, shall be deemed terminated without the necessity of any further action by the Court in the event that the Debtors, the Committee, the Prepetition Secured Parties, and/or the U.S. Trustee have not obtained an order providing otherwise from this Court prior to the expiration of the Remedies Notice Period; provided, that the hearing on whether the automatic stay shall be terminated may be sought on an expedited basis.

Notwithstanding anything contained herein to the contrary, upon the occurrence and continuance of an Event of Default (as defined below), the Agent or any Prepetition Secured Party, as applicable, may enter upon leased premises only as provided by (A) any separate agreement by and between the applicable landlord and the Agent or Prepetition Secured Party (the terms of which shall be reasonably acceptable to the parties thereto), (B) applicable nonbankruptcy law, or (C) an order from the Bankruptcy Court on no less than five (5) business days' notice to the applicable landlord.

7. **Postpetition Lien Perfection**.

(a) This Interim Order shall be sufficient and conclusive evidence of the validity, perfection, and priority of the DIP Liens without the necessity of filing or recording any financing statement, deed of trust, mortgage, or other instrument or document which may otherwise be required under the law of any jurisdiction or the taking of any other action (including, for the avoidance of doubt, entering into any deposit account control agreement) to validate or perfect the DIP Liens or to entitle the DIP Liens to the priorities granted herein. Notwithstanding the foregoing, the Agent may, at its sole discretion, file financing statements, without notice to the Debtors, with all appropriate jurisdictions to perfect or protect the Agent's interest or rights hereunder, including a notice that any disposition of the DIP Collateral, by any of the Debtors or any other Person, shall be deemed to violate the rights of the Agent under the Uniform Commercial Code. Such financing statements may indicate the DIP Collateral as "all assets of the Borrower" or words of similar effect, or as being of an equal or lesser scope, or with greater detail, all in the Agent's discretion, and is hereby granted relief from the automatic stay of section 362 of the Bankruptcy Code in order to do so, and any and all of such financing statements, mortgages, notices of lien and other documents shall be deemed to have been filed or recorded at the time and on the date of the commencement of the Cases.

(b)   The Debtors shall from time to time execute and deliver to the Agent, at the written request of the Agent, all negotiable collateral, all financing statements and other documents that the Agent may reasonably request, in form satisfactory to the Agent, to perfect and continue the perfection of the Agent's security interests in the DIP Collateral and in order to fully consummate all of the transactions contemplated under the DIP Documents.

8.   **Authorization and Direction for Payment of DIP Financing Fees and Expenses**. Subject to the provisions of this Paragraph 8 and Paragraph 2(a) of this Interim Order, all fees paid or payable, and all reasonable costs and expenses reimbursed or reimbursable (including, without limitation, all fees, costs and expenses referred to in the DIP Documents and the Agent's reasonable attorneys' fees and expenses), by the Debtors to the Agent are hereby approved, but solely to the extent provided in the DIP Agreement. The Debtors are hereby authorized and directed to pay all such fees, costs, and expenses in accordance with the terms of the DIP Agreement and this Interim Order, without any requirement that the Debtors, the Agent or their respective attorneys file any further application or other pleading, notice, or document with the Court for approval or payment of such fees, costs or expenses. To the extent provided in and as limited by the DIP Agreement, the Debtors shall pay all reasonable prepetition and postpetition out of pocket costs and expenses of Agent in connection with the Cases and any Successor Case(s), including, without limitation, in connection with (a) the preparation, negotiation, execution and delivery of the DIP Documents, this Interim Order, and any Final Order, and the funding of all DIP Loans under the DIP Credit Facility, (b) the administration of the DIP Credit Facility and any amendment or waiver of any provision of the DIP Documents, this Interim Order, and any Final

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Order, (c) the administration of the Cases and any Successor Case(s), and (d) the enforcement or protection of the Agent's rights and remedies under the DIP Documents, this Interim Order, and any Final Order. Notwithstanding anything to the contrary herein, the payment of all such fees, costs and expenses of Agent, whether incurred before or after the Petition Date, including, without limitation, all fees referred to in the DIP Documents and all attorneys' fees and expenses, shall, (i) subject to Paragraph 20 of this Interim Order, be deemed non- refundable and irrevocable, and (ii) not be subject to the Budget but shall be subject solely to the terms of the DIP Agreement. None of Agent's attorneys' fees or disbursements shall be subject to the approval (whether prior to payment or after) of this Court or the guidelines of the Office of the U.S. Trustee, and no recipient of any such payment shall be required to file with respect thereto any interim or final fee application with this Court. Prior to any conversion of the Cases to chapter 7, any such fees, costs and expenses shall be paid by the Debtors within fourteen (14) days after delivery of a summary invoice (redacted for privilege) to the Debtors and without the need for application to or order of the Court. A copy of such summary invoice shall be provided by Agent to the U.S. Trustee, counsel for the Prepetition Secured Parties and counsel for any Committee contemporaneously with the Debtors' receipt of such summary invoice. Notwithstanding the foregoing, if (x) the Debtors, U.S. Trustee, or any Committee object to the reasonableness of a summary invoice submitted by the Agent and (y) the parties cannot resolve such objection, in each case within the fourteen (14) day period following receipt of such summary invoice, the Debtors, the U.S. Trustee or such Creditors' Committee, as the case may be, shall file with the Court and serve on the Agent party submitting the fee request a fee objection (a "**DIP Secured Party Fee Objection**"), which objection shall be limited to the issue of the reasonableness of such fees and expenses. The Debtors shall promptly pay and/or the Agent is hereby authorized to make an advance under the DIP Agreement to timely pay, any submitted invoice after the expiration of the fourteen (14) day period if no DIP Secured Party Fee Objection is filed with the Court and served on the Agent in such fourteen (14) day period. If a DIP Secured Party Fee Objection is timely filed and served, the Debtors shall promptly pay and/or the Lenders are hereby authorized to make an advance under the DIP Agreement to timely pay, the undisputed amount of the summary invoices, and the Court shall have jurisdiction to determine the disputed portion of such invoice if the parties are unable to resolve the DIP Secured Party Fee Objection.

9.   **Carve-Out; Professional Fee Escrow**.

(a)   "**Carve-Out**" means (a) all fees required to be paid to the Clerk of the Bankruptcy Court and to the Office of the United States Trustee under section 1930(a) of title 28 of the United States Code (without regard to the notice set forth in (d) below) (the "**U.S. Trustee Fees**"); (b) all reasonable fees and expenses, up to $10,000, incurred by a trustee under section 726(b) of the Bankruptcy Code (the "**Chapter 7 Trustee Fees**"); (c) to the extent allowed at any time, whether by interim order, procedural order, or otherwise by the Court, solely to the extent provided for in the Budget, all unpaid fees (including, without limitation, transaction fees paid upon the closing of the respective transaction but excluding success fees) and expenses (collectively, the "**Professional Fees**") accrued or incurred by persons or firms retained by the Debtors pursuant to sections 327, 328, or 363 of the Bankruptcy Code (the "**Professionals**") and any Committee professionals (the "**Committee Professionals**" and, together with the Professionals, the "**Professional Persons**") employed by the Committee (if the Committee professional is appointed in these Cases pursuant to sections 328 or 1103 of the Bankruptcy Code) at any time on or prior to delivery by or on behalf of the Agent of a Carve-Out Trigger Notice (as defined herein), whether allowed by the Court prior to or after delivery of a Carve-Out Trigger

Notice; and (d) the Professional Fees in an aggregate amount not to exceed $25,000 for amounts incurred after the date of delivery of the Carve-Out Trigger Notice, to the extent allowed at any time, whether by interim order, procedural order, or otherwise by the Court (the amounts set forth in this clause (d) being the "**Post-Carve-Out Trigger Notice Cap**"). "**Carve-Out Trigger Notice**" means a written notice delivered by email (or other electronic means) to the Debtors and their counsel, the U.S. Trustee, and counsel to the Committee and the Prepetition Secured Parties, which notice may be delivered following the occurrence and during the continuation of an Event of Default (as defined below) under the DIP Documents, stating (x) that the Post-Carve-Out Trigger Notice Cap has been invoked, (y) the DIP Loans have been accelerated, and (z) the Agent does not intend to fund further advances under the DIP Loans, or consent to further use of Cash Collateral. Except as otherwise provided herein, no portion of the Carve-Out or proceeds of the DIP Credit Facility may be used for the payment of the fees and expenses of any person incurred in challenging, or in relation to the Challenge (as defined below) of, (a) the liens and/or claims of the Agent, or the initiation or prosecution of any claim or action against the Agent and/or Lenders, including, without limitation, any claim under Chapter 5 of the Bankruptcy Code, and any other federal, state or foreign law, in respect of the DIP Documents or (b) any claims or causes of actions against the Agent and/or Lenders under the DIP Documents, their advisors, professionals, agents and sub-agents, including formal discovery proceedings in anticipation thereof.

(b)   The Debtors shall wire transfer funds, on a weekly basis, to the Young Conaway Stargatt & Taylor, LLP client trust account in an amount equal to, but not to exceed, the amounts set forth in the professional fee line items under the "Restructuring Disbursements" subheading in the Budget for each such week (the "**Professional Fee Escrow**"). Upon any delivery of a Carve-Out Trigger Notice, the Debtors may also fund the Professional Fee Escrow with the amount of the Post-Carve-Out Trigger Notice Cap. Except as provided in this Interim Order, no funds of the Debtors shall be transferred or otherwise deposited into the Professional Fee Escrow.

(c) For the avoidance of doubt, notwithstanding any (i) occurrence of any Event of Default, (ii) delivery of a Carve-Out Trigger Notice, or (iii) termination of the DIP Documents, the Debtors shall be permitted to fund and make payments from the Professional Fee Escrow in accordance with the Budget and this Interim Order; provided, for the further avoidance of doubt, that nothing in this subparagraph is intended or shall be deemed to obligate the Agent or the Lenders to make any further DIP Loans or advance any further funds under the DIP Facility upon the occurrence of any of the events identified at (i), (ii) and (iii) in this subparagraph.

10. **Payment of Compensation**. Nothing herein shall be construed as consent to the allowance of any professional fees or expenses of the Debtors or the Committee or affect the right of any party in interest to object to the allowance and payment of such fees and expenses.

11. **Adequate Protection for Prepetition Secured Parties**. As adequate protection in respect of, and as consideration for any Diminution resulting from any of the incurrence and payment of the DIP Obligations, the use of Cash Collateral, the use of other Prepetition Collateral, the granting of the DIP Liens and the DIP Superpriority Claim, the subordination of the Prepetition Obligations to the DIP Obligations and the Carve-Out and the imposition of the automatic stay pursuant to section 362 of the Bankruptcy Code, the Prepetition Secured Parties are hereby granted (in each case subject only to the DIP Liens, the DIP Superpriority Claim, and prior payment of the Carve-Out) the following adequate protection:

(a) **Adequate Protection Liens**. The Prepetition Secured Parties are hereby granted (effective and perfected by operation of law immediately upon entry of this Interim Order and without the necessity of execution by the Debtors of mortgages, security agreements, pledge agreements, financing statements, account control agreements and other agreements, filings or instruments) valid, perfected, postpetition security interests and liens (the "**Adequate Protection Liens**") in and on all of the DIP Collateral, with a priority subject and subordinate only to (i) the DIP Liens, (ii) prior payment of the Carve-Out and (iii) any liens senior by operation of law or otherwise permitted under the Prepetition Loan Documents (solely to the extent that any such permitted liens were valid, properly perfected, non-avoidable and senior in priority to the Prepetition Liens as of the Petition Date, or valid, non-avoidable senior priority liens in existence as of the Petition Date that are perfected after the Petition Date as permitted by section 546(b) of the Bankruptcy Code).

(b) **506(c) and 552(b) Waivers**. Subject to the entry of the Final Order, the Prepetition Secured Parties' consent to use of Cash Collateral and Prepetition Collateral under this Interim Order and the Debtors' right to use Cash Collateral and Prepetition Collateral: (i) is in lieu of any section 506(c) claim, payment or priority for the costs or expenses of the administration of any of these Cases; and (ii) is granted as consideration for (among other things) the waiver of the exceptions provided in sections 552(b)(1) and (2) of the Bankruptcy Code.

(c) **Prepetition Collateral Agent Fees and Expenses**. Upon ten (10) days after service on the Debtors, the Agent and the United States Trustee (the "**Prepetition Collateral Agent Fee Notice Parties**") of invoices therefor, payment, without further order of, or application to, the Bankruptcy Court or notice to any party, of all outstanding prepetition and all postpetition reasonable and documented fees and expenses incurred by Prepetition Collateral Agent (the "**Prepetition Collateral Agent Fees**"), including, without limitation, the reasonable and documented fees and expenses of counsel to the Prepetition Collateral Agent. The invoices to be provided by the Prepetition Collateral Agent to the Prepetition Collateral Agent Fee Notice Parties shall be summary in nature and shall not be required to contain time entries, but shall include a general, brief description of the nature of the matters for which services were performed and the number of hours performed by each professional and which may be redacted or modified to the extent necessary to delete any information subject to the attorney-client privilege, any work product doctrine, privilege or protection, common interest doctrine privilege or protection, any other evidentiary privilege or protection recognized under applicable law, or any other confidential information, and the provision of such invoices shall not constitute any waiver of the attorney-client privilege, work product doctrine, privilege or protection, common interest doctrine privilege or protection, or any other evidentiary privilege or protection recognized under applicable law. In the event of any objection by any Prepetition Collateral Agent Fee Notice Party to any asserted outstanding Prepetition Collateral Agent Fees, the parties shall work in good faith to resolve such objection, and the Debtors shall pay any portion of the outstanding Prepetition Collateral Agent Fees that is not subject to objection. If the parties cannot resolve any dispute regarding the outstanding Prepetition Collateral Agent Fees, then such dispute shall be presented to the Bankruptcy Court for adjudication.

12. **Collateral Rights**. Subject to entry of the Final Order and in connection with any sale or disposition of all or any portion of the Collateral, including in each case pursuant to Sections 9-610 or 9-620 of the Uniform Commercial Code, at any sale thereof conducted under the provisions of the Bankruptcy Code, including section 363 of the Bankruptcy Code or as part of restructuring plan subject to confirmation under section 1129 of the Bankruptcy Code, or at any sale or foreclosure conducted by the Agent, by a chapter 7 trustee under section 725 of the Bankruptcy Code, or otherwise, in each case in accordance with applicable law and, with respect

to any credit bid, section 363(k) of the Bankruptcy Code, the Agent shall have the power and right to "credit bid" the full amount of all DIP Obligations in order to purchase (either directly or through one or more acquisition vehicles) all or any portion of the DIP Collateral. The Debtors, on behalf of themselves and the estates, further hereby agree not to challenge the rights granted to the Agent in this paragraph.

13. **Maturity Date**. The maturity date (the "**Maturity Date**") of the DIP Agreement is the earlier of (a) the date which is ninety (90) days following the Petition Date, (b) the effective date of a plan of reorganization or liquidation in the Cases; (c) the date of filing or support by the Debtors of a plan of reorganization other than the plan contemplated by the Restructuring Agreement (as defined in the DIP Agreement); (d) entry of an order by the Bankruptcy Court converting the Cases to a proceeding or proceedings under Chapter 7 of the Bankruptcy Code; (e) entry of a final order by the Bankruptcy Court dismissing the Cases; or (f) the date of termination of the DIP Loan Facility and the acceleration of any outstanding extensions of credit under the Loans in accordance with the terms of the DIP Agreement.

14. **Events of Default**. The occurrence of an "Event of Default" by the Debtors pursuant to Section 7 of the DIP Agreement shall constitute an event of default under this Interim Order, unless expressly waived by the Agent in its sole discretion in writing in accordance with the DIP Documents (each, an "**Event of Default**").

15. **Rights and Remedies Upon Event of Default**. Upon the occurrence and during the continuance of an Event of Default, the Agent shall have the rights to which it is entitled under the DIP Agreement, subject to Paragraph 6 of this Interim Order.

16. **Proofs of Claim**. Neither the Agent nor the Prepetition Secured Parties shall be required to file proofs of claim in any of the Cases or Successor Cases for any claim allowed

herein. The Debtors' Acknowledgments and Stipulations set forth in Paragraph D of this Interim Order shall be deemed to constitute a timely filed proof of claim for the Prepetition Secured Parties upon approval of this Interim Order. Notwithstanding any order entered by the Court in relation to the establishment of a bar date in any of these Cases or Successor Cases to the contrary, the Prepetition Secured Parties are hereby authorized and entitled, in their sole discretion, but not required, to file (and amend and/or supplement as it sees fit) a proof of claim and/or proofs of claim in each of these Cases or Successor Cases for any claim allowed herein.

17.   **Other Rights and Obligations**.

(a)   Good Faith Under Section 364(e) of the Bankruptcy Code. The Agent and Lenders have acted in good faith in connection with negotiating the DIP Documents, and the loans to be made pursuant thereto, and their reliance on this Interim Order is in good faith. Based on the findings set forth in this Interim Order and the record made during the Interim Hearing, and in accordance with section 364(e) of the Bankruptcy Code and Bankruptcy Rules 4001(b) and (c), in the event any or all of the provisions of this Interim Order are hereafter reversed or modified by a subsequent order of this or any other Court, the Agent and Lenders are entitled to all of the benefits and protections provided in section 364(e) of the Bankruptcy Code.

(b)   Binding Effect. The DIP Liens, DIP Superpriority Claim and the Adequate Protection Liens and other rights and remedies granted under this Interim Order to the Agent and the Prepetition Secured Parties, as applicable, shall continue in these Cases and any Successor Case(s), and shall be valid and enforceable against any trustee appointed in any or all of the Debtors' Cases and upon the dismissal of any or all of the Debtors' Cases, or in any Successor Case(s), and such liens and security interests shall maintain their first priority as provided in this Interim Order until all the DIP Obligations and the Prepetition Obligations have been indefeasibly paid in full in cash and the Lenders' commitments have been terminated in accordance with the DIP Documents and this Interim Order.

(c)   Agent Expenses. If the Debtors fail to pay any amounts or furnish any required proof of payment due to third persons or entities, as required under the terms of the DIP Agreement, then the Agent may do any or all of the following after reasonable notice to the Debtors: (i) make payment of the same or any part thereof; (ii) set up such reserves as the Agent deems necessary to protect the Lenders from the exposure created by such failure; or (iii) obtain and maintain insurance policies of the type discussed in Section 12(c) of the DIP Agreement, and take any action with respect to such policies as the Agent deems prudent. Any amounts so paid or deposited by the Agent shall constitute Losses under Section 13(a) of the DIP Agreement, shall be immediately due and payable, and shall bear interest at the then applicable rate provided in the DIP Agreement, and shall be secured by the DIP Collateral. Any payments made by the Lenders shall not constitute an agreement by the Lenders to make similar payments in the future or a waiver by the Agent of any Event of Default under the DIP Agreement.

(d)   The Agent's Liability for DIP Collateral. So long as the Agent complies with reasonable commercial lending practices, the Agent shall not in any way or manner be liable or responsible for: (i) the safekeeping of the DIP Collateral; (ii) any loss or damage thereto occurring or arising in any manner or fashion from any cause; (iii) any diminution in the value thereof; or (iv) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other person whomsoever. All risk of loss, damage or destruction of the DIP Collateral shall be borne by the Debtors.

(e)   Remedies Cumulative. The Agent's rights and remedies under the DIP Agreement, the DIP Documents, and all other agreements shall be cumulative. The Agent shall have all other rights and remedies not inconsistent herewith as provided under the New York Uniform Commercial Code, by law, or in equity, subject to the requirements of the Bankruptcy Code. No exercise by the Agent of one right or remedy shall be deemed an election, and no waiver by the Agent of any Event of Default shall be deemed a continuing waiver. No delay by the Agent shall constitute a waiver, election, or acquiescence by it. No waiver by the Agent shall be effective unless made in a written document signed on behalf of the Agent and then shall be effective only in the instance and for the purpose for which it was given.

(f)   <u>Demand; Protest</u>. The Debtors waive demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees at any time held by the Agent on which the Debtors may in any way be liable.

(g)   <u>Borrower Liability</u>. Any of the Debtors may, acting singly, request a Loan under the DIP Agreement. Each of the Debtors hereby appoint each other as agent for the other for all purposes under the DIP Agreement, including with respect to requesting Loans. Each of the Debtors shall be jointly and severally obligated to repay all Loans made under the DIP Agreement, regardless of which of the Debtors actually receives said Loans, as if each of the Debtors directly received all Loans. Each of the Debtors waive any right to require the Agent to: (i) proceed against the Debtors or any other person; (ii) proceed against or exhaust any security; (iii) seek to impose the equitable doctrine of marshalling (subject to entry of the Final Order); or (iv) pursue any other remedy. The Agent may exercise or not exercise any right or remedy it has against any Debtor or any security they hold (including the right to foreclose by judicial or non-judicial sale) without affecting any of the Debtors' liability. Notwithstanding any other provision of the DIP Agreement or other related document, each Debtor irrevocably waives all rights that it may have at law or in equity (including, without limitation, any law subrogating the Debtors to the rights of the Agent under the DIP Agreement) to seek contribution, indemnification or any other form of reimbursement from any other Debtor, or any other Person now or hereafter primarily or secondarily liable for any of the DIP Obligations, for any payment made by the Debtors with respect to the DIP Obligations in connection with the DIP Agreement or otherwise and all rights that it might have to benefit from, or to participate in, any security for the DIP Obligations as a result of any payment made by the Debtors with respect to the DIP Obligations in connection with the DIP Agreement or otherwise.

(h)   Protective Payments. If the Debtors fail to obtain the insurance called for by Section 12(c) of the DIP Agreement or fail to pay any premium thereon or fails to pay any other amount which the Debtors are obligated to pay under the DIP Agreement or any other DIP Document or which may be required to preserve the DIP Collateral, the Agent may obtain such insurance or make such payment, and all amounts so paid by the Agent are Losses under Section 13(a) of the DIP Agreement and immediately due and payable, bearing interest at the then highest rate applicable to the DIP Obligations, and secured by the DIP Collateral. The Agent will make reasonable efforts to provide the Debtors with notice of the Agent obtaining such insurance at the time it is obtained or within a reasonable time thereafter. No payments by the Lenders are deemed an agreement to make similar payments in the future or the Agent's waiver of any Event of Default.

(i)   Savings Clause. Notwithstanding any other provision of the DIP Agreement, the aggregate interest rate charged with respect to any of the DIP Obligations, including all charges or fees in connection therewith deemed in the nature of interest under applicable law shall not exceed the Highest Lawful Rate. If the rate of interest (determined without regard to the preceding sentence) under the DIP Agreement at any time exceeds the Highest Lawful Rate, the outstanding amount of the Advances made thereunder shall bear interest at the Highest Lawful Rate until the total amount of interest due thereunder equals the amount of interest which would have been due thereunder if the stated rates of interest set forth in the DIP Agreement had at all times been in effect. In addition, if when the Advances made under the DIP Agreement are repaid in full the total interest due (taking into account the increase provided for above) is less than the total amount of interest which would have been due under the DIP Agreement if the stated rates of interest set forth in the DIP Agreement had at all times been in effect, then to the extent permitted by law, the Debtors shall pay to the Lenders an amount equal to the difference between the amount of interest paid and the amount of interest which would have been paid if the Highest Lawful Rate had at all times been in effect. Notwithstanding the foregoing, it is the intention of the Lenders and the Debtors to conform strictly to any applicable usury laws. Accordingly, if the Lenders contract for, charge, or receive any consideration which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be cancelled automatically and, if previously paid, shall at the Agent's option be applied to the outstanding amount of the Advances made thereunder or be refunded to the Debtors.

(j)   Amendments in Writing, Integration. Except as expressly set forth in the DIP Agreement, all amendments to or terminations of the DIP Agreement or the DIP Documents must be in writing signed by each of the parties thereto. All prior agreements, understandings, representations, warranties, and negotiations between any of the parties thereto with respect to the subject matter of the DIP Agreement and the DIP Documents, if any, are merged into the DIP Agreement and the DIP Documents.

18.   **Releases**. The release, discharge, waivers, settlements, compromises, and agreements set forth in this Paragraph 18 and the Debtors' Acknowledgments and Stipulations set forth in Paragraph D of this Interim Order shall be deemed effective upon entry of this Interim Order, subject only to the rights set forth in Paragraph 20 below.

(a)   The Debtors forever and irrevocably release, discharge, and acquit each of Agent and/or the Lenders, solely in their capacity as Agent and the Lenders, respectively, under the DIP Documents, and their affiliates and predecessors in interest, and their respective former, current or future officers, employees, directors, agents, representatives, owners, members, partners, advisors, legal advisors, shareholders, managers, consultants, accountants, and attorneys, solely in their capacity as such (collectively, the "**DIP Lender Releasees**"), of and from any and all claims, demands, liabilities, responsibilities, disputes, remedies, causes of action, indebtedness, and obligations, of every type at any time arising prior to the Petition Date, including without limitation, all claims and causes of action under chapter 5 of the Bankruptcy Code, provided that no such parties will be released, discharged, and acquitted for any claims, demands, liabilities, responsibilities, disputes, remedies, causes of action, indebtedness, and obligations to the extent determined in a final, non-appealable judgment of a court of competent jurisdiction to have resulted primarily from such parties' actual fraud, gross negligence, bad faith, self-dealing or willful misconduct.

(b)   Subject to (i) entry of the Final Order and (ii) the Challenge rights set forth in Paragraph 20 of this Interim Order and without prejudice to the rights of interested parties under Paragraph 20 of this Interim Order, the Debtors forever and irrevocably release, discharge, and acquit the Prepetition Secured Parties, solely in their capacity as prepetition lenders and collateral agent, respectfully, under the Prepetition Loan Documents, and their affiliates and predecessors in interest, and their respective former, current or future officers, employees, directors, agents, representatives, owners, members, partners, advisors, legal advisors, shareholders, managers, consultants, accountants, and attorneys, solely in their capacity as such (collectively, the "**Prepetition Secured Party Releasees**"), of and from any and all claims, demands, liabilities, responsibilities, disputes, remedies, causes of action, indebtedness, and obligations, of every type at any time arising prior to the Petition Date, including without limitation, all claims and causes of action under chapter 5 of the Bankruptcy Code, provided that no such parties will be released, discharged, and acquitted for any claims, demands, liabilities, responsibilities, disputes, remedies, causes of action, indebtedness, and obligations to the extent determined in a final, non-appealable judgment of a court of competent jurisdiction to have resulted primarily from such parties' actual fraud, gross negligence, bad faith, self-dealing or willful misconduct.

19. **Indemnity**. Each Lender has acted in good faith, and without negligence or violation of public policy or law, in respect of all actions taken by them in connection with or related in any way to negotiating, implementing, documenting, or obtaining the requisite approvals of the DIP Loans, including in respect of the granting of the DIP Liens, any challenges or objections to the DIP Credit Facility, and all documents related to any and all transactions contemplated by the foregoing. Accordingly, the Lenders shall be and hereby are indemnified and held harmless by the Debtors in respect of any claim or liability incurred in respect thereof or in any way related thereto, provided that no such parties will be indemnified for any cost, expense, or liability to the extent determined in a final, non-appealable judgment of a court of competent jurisdiction to have resulted primarily from such parties' actual fraud, gross negligence, bad faith, or willful misconduct. No exception or defense exists in contract, law, or equity as to any

obligation set forth, as the case may be, in this Paragraph 19 or in the documentation for the DIP Credit Facility, to the Debtors' obligation to indemnify and/or hold harmless each Lender.

20. **Reservation of Certain Third Party Rights and Bar of Challenges and Claims**. The releases set forth in Paragraph 18 above and the Debtors' Acknowledgments and Stipulations set forth in Paragraph D of this Interim Order shall be binding upon the Debtors and any of their respective successors and assigns in all circumstances and for all purposes, and the Debtors are deemed to have irrevocably waived and relinquished all Challenges (defined below) as of the Petition Date. In addition, such releases and stipulations shall be binding upon the Debtors' estates and all other parties in interest, including any Committee and any other person acting on behalf of the Debtors' estates (including any chapter 7 trustee or chapter 11 trustee hereinafter appointed or elected for the estate of any of the Debtors, an examiner appointed pursuant to section 1104 of the Bankruptcy Code, or any other fiduciary appointed as a legal representative of any of the Debtors or with respect to the property of the estate of any of the Debtors), unless and to the extent that a party interest with proper standing granted by order of this Court (to the extent required) has filed an adversary proceeding or initiated a contested matter under the Bankruptcy Rules (i) by no later than seventy-five (75) calendar days after entry of this Interim Order, subject to further extension by (a) written agreement of the Debtors and the Prepetition Collateral Agent; *provided*, *however*, that if a chapter 7 trustee or chapter 11 trustee is appointed or elected during the Challenge Period, then the Challenge Period Termination Date with respect to such trustee shall be the later of (x) the last day of the Challenge Period or (y) the date that is twenty (20) calendar days after the date on which such trustee is appointed or elected; or (b) an order of this Court obtained on notice and after a hearing (in each case, a "**Challenge Period**" and the date of expiration of each Challenge Period, a "**Challenge Period Termination Date**"); (ii) seeking to avoid, object to, or otherwise

challenge the findings in this Interim Order and the Debtors Acknowledgments and Stipulations (any such claim, a "**Challenge**"); and (iii) in which this Court enters a final order in favor of the plaintiff or the movant sustaining any such Challenge in any such filed adversary proceeding or initiated contested matter. The filing of a motion seeking standing to file a Challenge before the termination of the Challenge Period, which attaches a proposed Challenge, shall toll the Challenge Period Termination Date only as to the party that filed such standing motion, and only with respect to the Challenges asserted by such party in connection with such standing motion, subject to Rule 15 of the Federal Rules of Civil Procedure, until such motion is resolved or adjudicated by this Court. Upon the expiration of the Challenge Period Termination Date without the filing of a Challenge (or if any such Challenge is filed and overruled): (a) any and all such Challenges by any party (including any Committee, any chapter 11 trustee and/or any examiner or other estate representative appointed or elected in these Cases, and any chapter 7 trustee and/or examiner or other estate representative appointed or elected in any Successor Case) shall be deemed to be forever barred; and (b) the Debtors' Acknowledgments and Stipulations set forth in Paragraph D of this Interim Order shall be binding on all parties in interest, including any Committee. Nothing in this Interim Order vests or confers on any person or entity, including, without limitation, any Committee, standing or authority to pursue any claims or causes of action belonging to the Debtors or their estates, including, without limitation, any Challenges.

21. **Restrictions on Use of Funds**. Notwithstanding anything in this Interim Order or the DIP Documents to the contrary, without the express written consent of the Agent, no proceeds of the DIP Credit Facility, any DIP Collateral or Prepetition Collateral (including, without limitation, Cash Collateral) or any portion of the Carve-Out may be used to pay any claims for services rendered by any professionals retained by the Debtors, any creditor or party in interest,

any Creditors' Committee, any trustee appointed under these Cases or any Successor Case(s), or any other party to (a) request authorization to obtain postpetition loans or other financial accommodations pursuant to section 364 of the Bankruptcy Code or otherwise, other than from the Lenders, unless the proceeds of such loans or accommodations are or will be sufficient, and will be first used, to indefeasibly pay in full in cash all DIP Obligations; (b) investigate (except as set forth in this paragraph below), assert, join, commence, support or prosecute any Challenge or other action or claim, counter-claim, proceeding, application, motion, objection, defense, or other adversary proceeding or contested matter seeking any order, judgment, determination or similar relief against, or adverse to the interests of the Agent and/or Lenders or any other DIP Lender Releasee or the Prepetition Secured Party Releasees with respect to any transaction, occurrence, omission, or action including, without limitation, (i) any actions under chapter 5 of the Bankruptcy Code, (ii) any action relating to any act, omission or aspect of the relationship between or among any of the DIP Lender Releasees or the Prepetition Secured Party Releasees, on the one hand, and any of the Debtors, on the other, (iii) any action with respect to the validity and extent of the DIP Obligations, the Prepetition Obligations, or the validity, extent, and priority of the DIP Liens, the Prepetition Liens or the Adequate Protection Liens, (iv) any action seeking to invalidate, set aside, avoid or subordinate, in whole or in part, the DIP Obligations, the DIP Liens, the Prepetition Obligations, the Prepetition Liens, or the Adequate Protection Liens, or (v) any action that has the effect of preventing, hindering or delaying (whether directly or indirectly) Agent in respect of the enforcement of the DIP Liens; (c) subject to authority provided to the Debtors pursuant to the DIP Documents, pay any claim (as defined in the Bankruptcy Code) of a prepetition creditor (as defined in the Bankruptcy Code) if the Debtors have received a written objection to such payment from the Agent; and/or (d) use or seek to use Cash Collateral or sell or otherwise dispose of DIP

Collateral, unless otherwise permitted hereby or by the DIP Documents, without the express written consent of the Agent. Notwithstanding the foregoing, up to $25,000 in the aggregate of the DIP Credit Facility, DIP Collateral, Cash Collateral and Carve-Out may be used by a Committee during the Challenge Period to investigate claims against the Prepetition Secured Party Releasees and the legality, validity, priority, perfection, enforceability and extent of the Prepetition Liens.

22.   **Limitation on Surcharge**. Without limiting the terms of the Carve-Out and subject to the entry of the Final Order, no costs or expenses of administration which have been or may be incurred in the Cases or any Successor Case(s) at any time shall be surcharged against, and no person may seek to surcharge any costs or expenses of administration against the Agent, the Lenders, the Prepetition Secured Parties, the Carve-Out (other than the Professional Persons that are the beneficiaries of the Carve-Out as provided for in the Budget), the DIP Collateral or the Prepetition Collateral, pursuant to sections 105 or 506(c) of the Bankruptcy Code or otherwise, without the prior written consent of the Agent and the Prepetition Secured Parties (and the Professional Persons that are the beneficiaries of the Carve-Out as provided for in the Budget in the case of an asserted surcharge against the Carve-Out). No action, inaction or acquiescence by the DIP Secured Parties or the Prepetition Secured Parties shall be deemed to be or shall be considered evidence of any alleged consent to a surcharge against either Lender, the DIP Collateral, the Prepetition Secured Parties or the Prepetition Collateral.

23.   **No Marshalling**. Subject to entry of the Final Order, the Prepetition Secured Parties and the Agent and/or Lenders shall not be subject to the equitable doctrine of "marshaling" or any other similar doctrine with respect to any of the DIP Collateral or the Prepetition Collateral. Without limiting the generality of the immediately preceding sentence, and subject to entry of the

Final Order, no party (other than the Prepetition Secured Parties, the Agent and/or Lenders) shall be entitled, directly or indirectly, to direct the exercise of remedies or seek (whether by order of this Court or otherwise) to marshal or otherwise control the disposition of the DIP Collateral or the Prepetition Collateral (as applicable) after an Event of Default under the DIP Documents.

24.   **Survival of Interim Order and Other Matters**. The provisions of this Interim Order and any actions taken pursuant hereto shall survive entry of any order which may be entered (a) confirming any Plan in the Cases, (b) converting any of the Cases to a case under chapter 7 of the Bankruptcy Code or a Successor Case, (c) to the extent authorized by applicable law, dismissing the Cases, (d) withdrawing the reference of the Cases from this Court, or (e) providing for abstention from handling or retaining of jurisdiction of the Cases in this Court and this Interim Order. The terms and provisions of this Interim Order shall be binding upon the Debtors, the Agent and the Lenders, the Prepetition Secured Parties and each of their respective successors and assigns, and shall inure to the benefit of the Debtors and the Agent and/or Lenders, the Prepetition Secured Parties and each of their respective successors and assigns including, without limitation, any trustee, examiner with expanded powers, responsible officer, estate administrator or representative, or similar person appointed or elected in a case for any Debtor under any chapter of the Bankruptcy Code, including any Successor Case. The terms and provisions of this Interim Order shall also be binding on all of the Debtors' creditors, equity holders, and all other parties in interest, including, but not limited to a trustee appointed or elected under chapter 7 or chapter 11 of the Bankruptcy Code.

(a)   Inconsistency. In the event of any inconsistency between the terms and conditions of the DIP Documents and of this Interim Order, the provisions of this Interim Order shall govern and control.

(b)   Enforceability. This Interim Order shall constitute findings of fact and conclusions of law pursuant to the Bankruptcy Rule 7052 and shall take effect and be fully enforceable effective as of to the Petition Date immediately upon entry of this Interim Order. Notwithstanding Bankruptcy Rules 4001(a)(3), 6004(h), 6006(d), 7062, 9024, or any other Bankruptcy Rule, or Rule 62(a) of the Federal Rules of Civil Procedure, this Interim Order shall be immediately effective and enforceable upon its entry and there shall be no stay of execution or effectiveness of this Interim Order. The rights of all parties in interest to object to the terms of the Final Order, including the DIP Documents at the Final Hearing are expressly reserved.

25.   **Governmental Consents**. Except as otherwise provided herein, the execution, delivery and performance by the Debtors of the DIP Documents and the consummation of the transactions contemplated by the DIP Documents do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any governmental authority.

26.   **Final Hearing; Objection Deadline**.

(a)   The Final Hearing to consider entry of the proposed Final Order and final approval of the DIP Credit Facility is scheduled for _____, 2023 at _____ __.m. prevailing Eastern Time. Any objections or responses to entry of the proposed Final Order shall be filed on or before 4:00 p.m. prevailing Eastern Time on _____, 2023 and served on the following parties: (i) counsel to the Debtors, Young Conaway Stargatt & Taylor, LLP, 1000 North King Street, Wilmington, Delaware 19801 Attn.: Robert F. Poppiti, Jr., Esq. and Allison S. Mielke, Esq.; (ii) counsel to any official committee appointed in the Cases; (iii) counsel to the Agent, Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154 Attn.: Daniel Besikof, Esq., and Morris James LLP, 500 Delaware Avenue, Suite 1500, Wilmington, Delaware 19801, Attn.: Eric J. Monzo, Esq.; and (iv) the Office of The United States Trustee for the District of

Delaware, 844 King Street, Suite 2207, Lockbox 35, Wilmington, Delaware 19801, Attn.: _____. If no objections to the entry of the proposed Final Order are filed and served in accordance with this Interim Order, no Final Hearing may be held, and the proposed Final Order may be presented by the Debtors under certification of counsel and entered by this Court.

(b)   Within two (2) business days following entry of this Interim Order, the Debtors shall serve notice of the entry of this Interim Order and of the Final Hearing, together with copies of this Interim Order and the Motion, on: (i) the parties having been given notice of the Interim Hearing; and (ii) any party which has filed prior to such date a request for notices with this Court.

27.   **Retention of Jurisdiction**. This Court has and will retain jurisdiction to enforce this Interim Order.

EXHIBIT A

DIP Agreement

EXHIBIT B

Budget

Exhibit G

Restructuring Support Agreement Milestones

The obligations of the Plan Sponsors under this Agreement, including the obligation of Plan Sponsors to advance the DIP Facility, Additional Term Loan Amount and Preferred Stock Consideration, shall be subject to the Debtors satisfying, or causing the satisfaction of, the milestones listed below (collectively, the "**Milestones**") by the specified deadline (after taking into account any applicable cure period, the "**Specified Deadlines**"). The non-satisfaction of any Milestone by the applicable Specified Deadline (and the non-waiver of such non-satisfaction by the Plan Sponsors, Consenting Noteholders, and the Companies in their sole and absolute discretion) shall be an Event of Default under the Financing Orders.

	Chapter 11 Milestone	**Specified Deadline**
1.	Commencement of the Chapter 11 Case.	No later than August 14, 2023
2.	The Debtor shall file: • Schedules and statement of financial affairs • An application to retain a claims agent • the Financing Motion • A motion to continue cash management • The NOL Motion • Such other first day papers as may be approved or requested by the Debtors or Plan Sponsors • Chapter 11 plan of reorganization • Disclosure statement • A motion seeking scheduling and approval for a combined hearing on the Plan and Disclosure Statement, setting an objection deadline with respect thereto and establishing related confirmation procedures • A motion seeking the Bankruptcy Court's approval of assumption of the this Agreement • A motion for approval of bar dates	No later than August 14, 2023
3.	The Bankruptcy Court shall enter: • the Prepack Scheduling Order • the Interim Financing Order • the interim order approving the NOL Motion	No later than August 15, 2023

4.	The Debtors shall file retention applications and an interim compensation motion	August 24, 2023
5.	The Court shall enter an order approving the bar date motion	No later than August 29, 2023
6.	The Bankruptcy Court shall enter: • the Final Financing Order • an order authorizing the Debtors to assume this Agreement • the final order approving the NOL Motion	No later than September 14, 2023
7.	The General Bar Date	No later than October 2, 2023
8.	The Bankruptcy Court shall enter an order approving the Disclosure Statement and the Plan	No later than October 6, 2023
9.	The Effective Date of the Plan shall occur	No later than October 13, 2023

EXHIBIT H


PRIVATE & CONFIDENTIAL

NOVATION COMPANIES, INC. – SUMMARY OF STOCKHOLDERS AGREEMENT PRINCIPAL TERMS

[•], 2023


This summary of certain principal terms (this "Term Sheet") of a stockholders agreement (the "Stockholders Agreement") is entered into by and among Novation Companies, Inc. ("Novation"), Nighthawks Holdings I, LLC ("Nighthawks"), HOMF II Distressed Opportunities, Ltd. ("HOMF" and, together with Nighthawks (or its affiliates, managers, designees, successors or assigns), the "Acquirer"), Taberna Preferred Funding I LTD., and Taberna Preferred Funding II LTD., in connection with Novation's reorganization in a bankruptcy proceeding pursuant to a pre-packaged plan of reorganization (a "Plan") and the related transactions (the "Transaction") described in the Restructuring Support Agreement (the "RSA"), entered into as of August [4], 2023, by and among the following parties: Novation, Novation Holding, Inc., Healthcare Staffing, Inc., and NovaStar Mortgage LLC, Nighthawks, HOMF, and the Consenting Noteholders (as defined therein) and attached hereto as Exhibit A. Capitalized terms used herein but not otherwise defined have the means given to them in the RSA.

This Term Sheet does not purport to summarize all the terms, conditions, representations, warranties and other provisions of the Stockholders Agreement, and this Term Sheet is non-binding and intended solely for discussion purposes, except for the provisions contained under headings "Confidentiality," "Governing Law and Dispute Resolution," "Miscellaneous," "Third Party Beneficiaries," and "Additional Acknowledgements and Agreements" which shall be binding on the parties hereto.

Summary of Stockholders Agreement Principal Terms	
Section 1 Parties to Stockholders Agreement:	Acquirer and all other holders of capital stock in Novation upon emergence from bankruptcy under the Plan (the "Stockholders") will be parties to the Stockholders Agreement.
Section 2 Capital Structure	Acquirer shall hold 47.5% of the outstanding common stock in Novation and 2,000 shares of the outstanding preferred stock in Novation having an initial liquidation preference of $2,000,000.
Section 3 Governance Approval Rights:	The Stockholders will agree that any Novation transactions with affiliates of Stockholders will require the approval of the board of directors of Novation (the "Board") nominated by non-affiliated Stockholders.
Section 4 General Transfer Restrictions:	The Stockholders will acknowledge and agree that any sales or transfers of their common stock and preferred stock in Novation are subject to the restrictions set forth in Article VII of Novation's certificate of incorporation (the "Certificate of Incorporation" and such restriction, the "Transfer Restriction"). To the extent the Transfer Restriction is amended or waived in accordance with the Certificate of Incorporation, any transferee will sign a joinder to the Stockholders Agreement acknowledging the foregoing restriction in the Certificate of Incorporation. The Stockholders will further agree that no shares of common stock in Novation may be sold or transferred while any shares of preferred stock remain outstanding.

Section 5 Transfer Restrictions on Preferred Stock:	Holders of the preferred stock of Novation ("Preferred Stockholders") will agree to not sell or otherwise transfer any shares of the preferred stock owned by such Preferred Stockholder unless all other Preferred Stockholders sell or transfer all of their shares of preferred stock in such sale or transfer unless the non-selling Preferred Stockholder agrees in writing to waive compliance with the foregoing restriction.
Section 6 Drag-Along Rights:	If a sale of Novation by merger, consolidation, a sale of capital stock, a sale of assets or otherwise (each, a "Sale Process") is approved by the Board, and the Transfer Restriction is amended or waived in accordance with the Certificate of Incorporation, Novation or the Stockholders selling a majority of the capital stock in such Sale Process (the "Selling Stockholders") shall have the right to effect such Sale Process without the approval of any other Stockholders (the "Non-Selling Stockholders"), and cause the Non-Selling Stockholders to sell their capital stock in Novation and grant a power of attorney to Novation and/or the Selling Stockholder to consummate such Sale Process at the same price and on substantially the same terms and conditions (allocated pro-rata as if all such sales by the Non-Selling Stockholders were consummated at the level of Novation by way of a direct sale of capital stock), and the Non-Selling Stockholders will agree to provide any required consent (if necessary) and waive any appraisal or similar rights in connection with such Sale Process.
Section 7 Registration Rights	Each Stockholder will receive customary registration rights in the event Novation becomes publicly traded to demand their registrable securities be registered for sale to the public.
Section 8 Board Composition:	Effective as of the effective date of the Plan, the Stockholders shall take all actions reasonably necessary to appoint seven (7) members to the Board in accordance with the Plan. The directors on the initial Board will serve for staggered terms of two (2) years ("Class I"), three (3) years ("Class II") and four (4) years ("Class III") years, after which directors will be elected by the shareholders of Novation. After the initial term, each director will have a term of three (3) years, subject to election by a vote of the stockholders. There shall initially be three (3) Class I directors, two (2) Class II directors, and two (2) Class III directors. Acquirer shall have the right to nominate three (3) directors to the Board, who shall serve initial terms as Class I, Class II, and Class III directors, respectively. The existing debtholders of Novation shall have the right to nominate four (4) directors to the Board, who shall serve initial terms as Class I (two directors), Class II, and Class III directors, respectively. Until such time when no shares of preferred stock of Novation remain outstanding, the Acquirer shall have the right to nominate 1 out of the 2 Class III directors through its ownership of preferred stock in Novation, and the existing debtholders of Novation shall nominate the other 1 out of the 2 Class III directors through their respective ownership of preferred stock in Novation. The Class I and Class II directors shall be nominated by Acquirer and the existing debtholders of Novation through their respective ownership of common stock in Novation.

	From and after the date when no shares of preferred stock in Novation are outstanding, all directors shall be nominated and elected by holders of common stock in Novation.
	All decisions of the Board will be approved by a simple majority vote of directors.
Section 9 Representations, Warranties and Covenants	Each Stockholder shall provide customary limited representations and warranties as to ownership, due authorization and execution, and that such Stockholder has not granted and is not a party to any proxy or other similar agreement which is inconsistent with or conflicts with the provisions of the Stockholders Agreement, and each Stockholder shall covenant not to grant any proxy or become party to any other similar agreement which is inconsistent with or conflicts with the provisions of the Stockholder Agreement, provided however the foregoing shall not apply to a voting proxy to be entered into between Nighthawks and HOMF.
Section 10 Information Rights:	Each Stockholder that holds at least [•]% of the capital stock of Novation and its advisors shall have access during normal business hours upon reasonable advance notice to Novation's corporate records, books, and financial reports and to receive regular and suitable business reports (e.g. sales, marketing and technology), financial and other information reasonably appropriate to monitor and manage its ownership interests and such other information as it may reasonably request, from time to time.
Section 11 Term and Termination:	The term of the Stockholders Agreement shall terminate upon either (a) a voluntary or involuntary liquidation, dissolution or winding up of Novation, or (b) a written instrument approving the termination is signed by Stockholders holding at least 55% of the outstanding common stock of Novation and 66 2/3% of the outstanding preferred stock of Novation, provided that Acquirer must sign as well.
Section 12 Amendments	The Stockholders Agreement may only be amended with the consent of the Stockholders holding at least 55% of the outstanding common stock of Novation and 66 2/3% of the outstanding preferred stock of Novation; provided that any amendment that adversely affects any Stockholder in a disproportionate manner as compared to other Stockholders in the same class or series of capital stock shall require the consent of such affected Stockholder.
Section 13 Applicable Law and Dispute Resolution:	The Stockholders Agreement shall be governed by Delaware law. In the event of a dispute arising under the Stockholders Agreement, any Stockholder may deliver notice to the other Stockholders and initiate mediation in Delaware administered by the American Arbitration Association (the "AAA") under its commercial mediation procedures then in effect. If such mediation does not achieve a mutual satisfactory resolution within ninety (90) days of the notice of mediation, any further dispute is to be resolved by binding and confidential arbitration having a seat in Delaware.

Section 14 Conditions Precedent:	The effectiveness of the Stockholders Agreement will be cross-conditioned upon the following conditions: 1. the Board approving the Transaction; 2. With respect to the DIP Loan Agreement, the Bankruptcy Court's entry of the interim and final DIP Orders (as defined in the Plan) as applicable and the Companies' compliance with its covenants to Acquirer in the DIP Loan Agreement and any bankruptcy filing having a standstill on shareholder changes by way of a net operating loss first day motion, an initial draft of which shall be prepared by Acquirer (for Novation's review and comment); 3. Entry into, and the filing of a motion to approve, the RSA, and the Bankruptcy Court's approval of the assumption of the RSA by the Companies in such form and as provided in the Milestones set forth in the RSA; 4. With respect to the Plan; • the Bankruptcy Court's confirmation of the Plan; • the satisfaction of all conditions precedent to the occurrence of the Plan Effective Date; • the existing senior lenders approving the Transaction and providing reasonable and customary releases pursuant to the Plan in connection therewith; • the receipt of any regulatory approvals and material third party consents, on terms reasonably satisfactory to the Acquirer; • such other consents and approvals as may be required as a result of the Transaction structure or otherwise identified as a result of diligence; • approval of an amendment to the Novation certificate of incorporation prohibiting transfers of equity of 4.9% or more; • there being no material adverse change in the business, results of operations, prospects, condition (financial or otherwise) or assets of the Companies; • there being or continuing no event of default under the DIP Loan Agreement; • Novation having received an opinion from Acquirer counsel Mayer Brown LLP that the transactions contemplated by this Term Sheet, individually and in the aggregate, should not result in the application of Section 382(a) of the Code to Novation • Novation will be delisted and not subject to SEC reporting requirements; • Novation shall represent and warrant to its provided schedule of net operating losses and capital loss carryovers available (including the amount, the year the loss incurred, and the expiration period). Novation shall provide a detailed capitalization and a list of its largest shareholders as of the Plan Effective Date. Novation shall provide its latest financial statements and disclosures around its list of bank accounts, prior taxes paid and any existing liens; • Selection of and agreement to terms with a Chief Executive Officer for Novation, as reorganized, satisfactory to the Acquirer, whose employment shall commence no later than the Plan Effective Date; • Establishment of terms of the Management Incentive Plan that are

	acceptable to the Acquirer and approval of its terms by the Bankruptcy Court; and • The Companies shall maintain insurance policies deemed necessary or appropriate by the Acquirer, including without limitation, general liability, D&O, E&O and key man insurance policies.
Term Sheet Binding Provisions	
Section 15 Confidentiality:	Neither the existence and terms of this Term Sheet nor the fact that discussions have taken or are taking place between the parties hereto shall be disclosed to any third party without the prior written consent of Acquirer, except as required by applicable law.
Section 16 Governing Law and Dispute Resolution:	THIS TERM SHEET SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THOSE OF THE STATE OF DELAWARE. IN THE EVENT OF A DISPUTE ARISING FROM THIS TERM SHEET, ANY PARTY HERETO MAY DELIVER NOTICE TO THE OTHER PARTY AND INITIATE MEDIATION IN DELAWARE, ADMINISTERED BY THE AAA UNDER ITS COMMERCIAL MEDIATION PROCEDURES THEN IN EFFECT. IF SUCH MEDIATION DOES NOT ACHIEVE A MUTUALLY SATISFACTORY RESOLUTION WITHIN NINETY (90) DAYS OF THE NOTICE OF THE MEDIATION, ANY FURTHER DISPUTE ARISING FROM THIS TERM SHEET IS TO BE RESOLVED BY CONFIDENTIAL AND BINDING ARBITRATION HAVING A SEAT IN DELAWARE, ADMINISTEDERED BY THE AAA. THE PARTIES HERETO AGREE TO TAKE BEST EFFORTS TO KEEP CONFIDENTIAL ANY INFORMATION RELATING TO THE MEDIATION OR ARBITRATION PROCESS. IF A PARTY HERETO BRINGS A DISPUTE OR ACTION UNDER THIS TERM SHEET BEFORE A MEDIATOR OR ARBITRATOR AND DOES NOT SUCCEED ON THE MERITS OF THEIR CLAIM, SUCH LOSING PARTY SHALL BEAR ALL LEGAL EXPENSES AND FEES INCURRED BY THE PREVAILING PARTY IN CONNECTION THEREWITH. EACH PARTY UNDERSTANDS AND AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND WHATSOEVER AGAINST THE OTHER PARTY IN ANY WAY ARISING FROM OR RELATING TO THIS TERM SHEET, AND ALL CONTEMPLATED TRANSACTIONS HEREBY, IN ANY FORUM OTHER THAN AS SPECIFIED IN THIS SECTION.
Section 17 Miscellaneous:	This Term Sheet may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement. The headings of the various sections of this Term Sheet have been inserted for reference only and shall not be deemed to be a part of this Term Sheet.
Section 18 Third Party Beneficiaries:	Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Term Sheet.
Section 19 Additional Acknowledgments and	In executing, accepting and agreeing to this Term Sheet, the Acquirer and its representatives and agents, on the one hand, and Novation and its officers,

Agreements	directors, representatives and agents, on the other hand, acknowledge and agree that, as of the date of this Term Sheet, they have no claims against the other arising from or related to Novation.

[Signature Page Follows.]

Accepted and agreed on behalf of as of the date first written above:

NOVATION COMPANIES, INC.	**NIGHTHAWKS HOLDINGS I, LLC**	**HOMF II DISTRESSED OPPORTUNITIES, LTD.**
______________________________	______________________________	______________________________
Name:	**Name:**	**Name:**
Title:	**Title:**	**Title:**

TABERNA PREFERRED FUNDING I LTD.	**TABERNA PREFERRED FUNDING II LTD.**
______________________________	______________________________
Name:	**Name:**
Title:	**Title:**

[Signature Page to Summary of Stockholders Agreement Principal Terms]

753284546

Exhibit A

RSA

[To be attached.]